Form 20-F
period 2025-03-31
LOGPROSTYLE INC.
filed 2025-07-07
CIK 2040290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-42473

Kabushiki Kaisha LogProstyle

(Exact name of registrant as specified in its charter)

LOGPROSTYLE INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

1-2-3, Kita-Aoyama

Minato-ku, Tokyo 107-0061 Japan

Telephone: +81 03-6910-5320

(Address of principal executive offices)

Yasuyuki Nozawa

Chief Executive Officer

1-2-3, Kita-Aoyama

Minato-ku, Tokyo 107-0061 Japan

Telephone: +81 03-6910-5320

Email: ir@logprostyle.co.jp

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

Common Shares, no par value	LGPS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,652,110 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	the size and growth potential of the markets for our services, and our ability to serve those markets;
●	our ability to execute our growth and expansion strategy;
●	current and future economic and political conditions;
●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;
●	our ability to compete effectively in a competitive industry;
●	our ability to obtain funding for our operations;
●	our ability to attract clients and further enhance our brand recognition;
●	our ability to continue to meet the NYSE American requirements;
●	our ability to meet our other financial operating objectives;
●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
●	general business and economic conditions; and
●	the positive cash flows and financial viability of our operations.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the date of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

Any forward-looking statement that we make in this annual report speaks only as of the date of this annual report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise, after the date of this annual report.

ii

Conventions that Apply to this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“ChinoTatemonoKanri” are to Kabushiki Kaisha ChinoTatemonoKanri, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Prostyle (defined below);

●	“Japanese Yen,” “¥,” and “yen” are to the legal currency of Japan.

●	“Kotakino” are to Kabushiki Kaisha Kotakino, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of ProstyleRyokan (defined below);

●	“LogArchitects” are to Kabushiki Kaisha LogArchitects, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogSuite (defined below);

●	“LogAsset” are to Kabushiki Kaisha LogAsset, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle (defined below);

●	“LogKnot Vietnam” are to LogKnot Vietnam Co., Ltd., a joint-stock corporation with limited liability organized under Vietnamese law and a wholly owned subsidiary of LogProstyle (defined below);

●	“LogProstyle” are to Kabushiki Kaisha LogProstyle or LOGPROSTYLE INC., a joint-stock corporation with limited liability organized under Japanese law;

●	“LogSuite” are to Kabushiki Kaisha LogSuite, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“NYSE American” are to the NYSE American LLC;

●	“OkinawaIgeto” are to Kabushiki Kaisha OkinawaIgeto, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogArchitects;

●	“Common Shares” are to common shares of LogProstyle, no par value per share;

●	“Propolife Vietnam” are to PROPOLIFE VIETNAM CO., LTD., a joint-stock corporation with limited liability organized under Vietnamese law and a wholly owned subsidiary of ProstyleRyokan (defined below);

●	“Prostyle” are to Kabushiki Kaisha Prostyle, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“ProstyleRyokan” are to Kabushiki Kaisha ProstyleRyokan, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to LogProstyle and its subsidiaries, as the case may be; and

●	“Yantai Propolife” are to Yantai Propolife Wood Industry Limited, a limited company organized under Chinese law and a wholly owned subsidiary of LogProstyle.

iii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

An investment in our Common Shares involves a high degree of risk. Before deciding whether to invest in our Common Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including Item 5 and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Common Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this annual report are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Common Shares if you can bear the risk of loss of your entire investment. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

As used in this Annual Report, the terms the “Company,” “LogProstyle,” “we,” “our,” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this Annual Report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥149.90= US$1.00, which was the foreign exchange rate on March 31, 2025  as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in its weekly release on April 7, 2025. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Risks Related to our Business and Industry

●	We are a holding company and depend upon our operating subsidiaries for our cash flows;

●	Pre-owned condominium units and land in Tokyo are limited and if we cannot continue to successfully identify and secure an adequate inventory in these areas at commercially reasonable costs, our operations could be adversely impacted;

●	Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions;

●	The residential real estate markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected;

●	The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties;

●	The illiquidity of real estate properties could significantly impede our ability to resell properties that we purchase;

●	Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows;

●	We rely on key relationships with service providers and agencies across the real estate development industry, and to the extent they experience shortages in raw materials, labor, or defectives in timely construction and delivery of projects, such developments could have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations;

●	Our real estate renovation and resale business and residential real estate development business are dependent on the availability, skill, and performance of contractors;

●	We may be unable to complete our real estate property development projects on time, or at all;

●	We may incur losses due to defects in pre-owned condominium units we procured for our real estate renovation and resale business;

●	We may incur losses due to defects relating to our properties;

●	We are subject to various laws and regulations, including those relating to the purchase and sale of real estate, and violations of, or changes to, such laws and regulations may adversely affect our business;

●	A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us;

●	A downturn in the real estate market or changes in industry trends would negatively impact our business;

●	Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate;

●	Our hotel operations are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth; and

●	We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

Risks Relating to the Trading Market

●	Share ownership will remain concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us;

●	We are a “controlled company” within the meaning of the NYSE American listing standards and intend to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders;

●	The sale or availability for sale of substantial amounts of the Common Shares could adversely affect their market price;
●	The market price of our Common Shares may be volatile or may decline regardless of our operating performance;

●	If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Common Shares may be materially and adversely affected;

●	We will incur substantial increased costs as a result of being a public company;

●	Our Common Shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock”;

●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions;

●	We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan;

●	The payment of future dividends on our Common Shares, if any, must be approved by our shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the shareholders may determine not to do so;

●	Because we are a foreign private issuer and intend to take advantage of exemptions from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	If we continue to satisfy the initial listing requirements and other rules of NYSE American, the Common Shares may be delisted, which could negatively impact the price of the Common Shares and your ability to sell them;

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies;

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Common Shares; and

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Common Shares may have adverse United States federal income tax consequences.

Risks Related to Our Business and Industry

We are a holding company and depend upon our operating subsidiaries for our cash flows.

As a holding company incorporated under Japanese law with no material operations of its own, LogProstyle’s operations have been conducted primarily in Japan by its subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our operating subsidiaries and the payment of funds by these operating subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our operating subsidiaries to make any payments to us depends on their earnings, the terms of their indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our operating subsidiaries when needed could have a material adverse effect on our business, results of operations or financial condition.

Pre-owned condominium units and land in Tokyo are limited and if we cannot continue to successfully identify and secure an adequate inventory in these areas at commercially reasonable costs, our operations could be adversely impacted.

Our subsidiary, LogSuite, acquires pre-owned condominium units for our real estate renovation and resale business, while another subsidiary, Prostyle, acquires land for our residential real estate development business. Prostyle also purchases and demolishes existing buildings to build new condominium buildings. During the fiscal years ended March 31, 2025 and 2024, 84.7% and 87.1% of LogSuite’s revenue and 100% and 87.5% of Prostyle’s revenue were derived from the sales of properties located in Tokyo, respectively. The residential property market in Tokyo is highly competitive with limited pre-owned condominium units, land, and existing buildings for demolishment available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of pre-owned condominium units, land, and existing buildings for demolishment to renovate pre-owned condominium units for the purpose of resale or to build new condominium buildings, in desirable locations in our market. To date, we have primarily identified pre-owned condominium units, land, and existing buildings for demolishment through real estate agencies. We also acquire pre-owned condominium units through our active market search and the information obtained from other companies in the same industry. However, there can be no assurance that our long-standing relationships with these real estate agencies will continue, or that an adequate supply of land and development sites that meet our specifications will continue to be available to us on terms similar to those available in the past, or that we will not be required in the future to devote a greater amount of capital to the acquisitions of such real estate properties than we have historically.

An insufficient supply of pre-owned condominium units, land, or existing buildings for demolishment in Tokyo or our inability to purchase or finance such real estate properties on reasonable terms could have a material adverse effect on our sales, profitability, reputation, ability to service our debt obligations, and future cash flows, which could impact our ability to compete for real estate properties. Any general real estate property shortage or any decline in the availability of suitable real estate properties that may be purchased at the prices that we deem commercially reasonable could limit our ability to develop new projects or result in increased deposit requirements or real estate property costs. Moreover, the supply of potential development sites in Tokyo will diminish over time and we may find it increasingly difficult to identify and acquire attractive real estate properties through real estate agencies at the prices we deem commercially reasonable in the future. Our real estate property acquisition costs are a major component of our cost of real estate development and sales and increases in such costs could reduce our gross margin. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenue, earnings, and margins.

Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions.

Our subsidiaries, LogSuite and Prostyle, primarily operate in the real estate development market in Tokyo. Specifically, during the fiscal year ended March 31, 2025 and 2024, 84.7% and 87.1% of LogSuite’s revenue and 100% and 87.5% of Prostyle’s revenue were derived from the sales of properties located in Tokyo, respectively. Additionally, as of March 31, 2025 and 2024, 98.0% and 73.5% of LogSuite’s inventories and 59.9% and 83.0% of Prostyle’s inventories were located in Tokyo, respectively. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these areas, than the operations of more geographically diversified competitors. These risks include:

●	changes in economic conditions and unemployment rates;

●	changes in laws and regulations;

●	a decline in the number of home purchasers;

●	changes in competitive environment; and

●	natural disasters.

As a result of the geographic concentration of our business, we face a greater risk of a negative impact on our business, financial condition, results of operations, and prospects in the event that any of the areas in which we develop real properties is more severely impacted by any such adverse condition, as compared to other areas or countries.

The residential real estate markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The residential real estate industry is highly competitive, and we face competition from many sources, including from other real estate developers both in the immediate vicinity and the geographic market where our condominium units, either renovated or newly developed, are and will be located. Specifically, we compete, or will compete, with numerous housing alternatives in attracting residents, including condominiums as well as single and multifamily homes available to rent or purchase. Increased competition may prevent us from acquiring attractive pre-owned condominium units or land parcels or make such acquisitions more expensive, hinder our market share expansion, or lead to pricing pressures that may adversely impact our margins and revenue. See “—Pre-owned condominium units and land in Tokyo are limited and if we cannot continue to successfully identify and secure an adequate inventory in these areas at commercially reasonable costs, our operations could be adversely impacted.” Competitors may independently renovate condominium units or develop land and construct housing units that are superior or substantially similar to our products and because they are or may be significantly larger, have a longer operating history, and have greater resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or plan to operate.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing, and real estate development resources than us. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the residential real estate developers in Japan, particularly in Tokyo, would have a material adverse effect on our business, financial condition, and results of operations.

The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties.

We derive the majority of our revenue from the sale of condominiums that we have renovated or developed. Our results of operations tend to fluctuate from period to period due to a combination of factors, including the overall schedule of our property development projects, the timing of the sale of properties that we have renovated or developed, the size of our land and condominium unit to be renovated or developed, our revenue recognition policies and changes in costs and expenses, such as land acquisition and construction costs. The number of properties that we can complete during any particular period is limited due to the size of our pre-owned condominium units and land inventories, the substantial capital required for land acquisition and construction, as well as the development periods required before positive cash flows may be generated.

For condominium sales contracts, revenue is recognized at a point in time when the customer obtains control of the property and we do not have continuing involvement with the property, which is generally upon the delivery of the property. Our operating history shows that revenue tends to concentrate during March, the peak season for Japanese real estate industry coinciding with our fiscal year end, and during the period when our newly developed condominiums’ construction is completed. Consequently, if an expected delivery date is postponed regardless of the reasons for such postponement, the revenue might not be recognized within a certain fiscal year, adversely affecting our financial condition and results of operations.

Additionally, while the renovation of pre-owned condominium units may take approximately twelve months, the development of new condominium buildings, from acquisition to sale, typically spans several months or years. The selling prices of the residential units tend to change over time due to several factors, such as changes in housing demand in certain geographic markets and the interest rates. Moreover, our residential real estate development projects may be delayed or adversely affected by a combination of factors beyond our control. Failure to complete our development project as planned may lead to a higher interest expense for our company.

While we believe that the prices of our renovated condominium units are primarily influenced by their locations and interior design, the prices of newly built condominium units are generally determined by their recent construction. Since newer real estate properties generally command higher prices, any delays in the sales of our properties may force us to sell the properties at the prices lower than the ones we originally anticipated. These delays, therefore, may adversely affect our revenue and, consequently, our cash flows or our results of operations. As a result of fluctuations in our operating results, our period-to-period comparisons of results of operations and cash flow positions may not be indicative of our future results of operations and may not be taken as meaningful measures of our financial performance for any specific period.

The illiquidity of real estate properties could significantly impede our ability to resell properties that we purchase.

Once we identify a pre-owned condominium unit or underdeveloped property meeting our needs, we negotiate with the owner in order to purchase that property. In general, real estate properties may be relatively illiquid. As a result, we may not be able to sell a property or facilitate the sale of a property quickly or on favorable terms in response to the changing economic, financial and investment conditions when it otherwise may be prudent to do so. Any possible deterioration in the Japanese economy and credit markets may make it difficult to sell properties or facilitate the sale of properties at attractive prices. We cannot predict whether we will be able to sell or facilitate sales of any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us or the real estate developers we work with in certain collaborative development projects. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We may be required to expend funds to correct defects in the property before the property may be sold, and we cannot provide any assurances that we will have funds available to correct such defects. Our inability to dispose of properties or facilitate the sale of properties at opportune times or upon favorable terms could adversely affect our cash flows and results of operations.

Overdependence on a certain type of condominiums may adversely affect our business and financial results.

Our subsidiary, Prostyle, designs and develops two types of condominium buildings: “Family Type Condominiums” for individual customers and “Compact Condominiums” for institutional customers. Family Type Condominiums typically feature spacious layouts and are primarily located in central Tokyo, while Compact Condominiums offer smaller units and are intended for institutional buyers. Each type of the condominiums presents unique risks and advantages. For Compact Condominiums, we generally initiate construction only after entering into purchase agreements with institutional buyers, which mitigates inventory risk but can limit our ability to negotiate favorable contract prices. Conversely, Family Type Condominiums are sold directly to homeowners, providing greater pricing flexibility and potentially higher profit margins, as we can incorporate construction costs and real estate market conditions into the selling price. See “Business—Real Estate Development—iii. Condominium Sales and After-sales Services.” However, if we become overly reliant on a single condominium type due to challenges in sourcing suitable land parcels or difficulties in attracting prospective buyers, our ability to balance inventory risk, pricing, and profit margins could be adversely affected. Such dependence on one product type could materially impact our business operations and lead to a significant decline in our financial condition and results of operations.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of March 31, 2025, we had approximately JPY1,892,700 thousand (approximately $12,626 thousand) in short-term borrowings and JPY10,958,628 thousand (approximately $73,106 thousand) in long-term borrowings outstanding.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiaries to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

Our business may rely on one or more suppliers that account for more than 10% of our total purchases, and interruption in operations of a significant supplier, if any, may have an adverse effect on our business, financial condition, and results of operations.

We did not have any supplier which accounted for more than 10% of the total supplies purchased during the fiscal year ended March 31, 2025 and 2024. However for the fiscal year ended March 31, 2023, Kabushiki Kaisha Sunagogumi (“Sunagogumi”) accounted for 25.1% of the total supplies purchased. See “Business—Suppliers.” We cannot ensure that we will have no concentration of suppliers again in the future. Such third-party supplier is run by an independent entity that is subject to its own unique operational and financial risks, which are beyond our control. If any significant supplier breaches or terminates its contracts with us, or experiences significant disruptions to its operations, we will be required to find and enter into arrangements with one or more replacement suppliers. Finding alternative suppliers could involve significant delays and other costs and these suppliers may not be available to us on reasonable terms or at all. As a result, this could harm our business, financial condition, and results of operations and result in lost or deferred revenue.

We rely on key relationships with service providers and agencies across the real estate development industry, and to the extent they experience shortages in raw materials, labor, or defectives in timely construction and delivery of projects, such developments could have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations.

We primarily rely on service providers, including contractors, to perform the construction of substantially all of our condominiums, including the procurement of raw materials apart from natural solid wood supplied by our subsidiaries, construction, and delivery of the projects. If our contractors fail to timely construct and deliver projects, we will be subject to penalties for such delay under our contracts with customers. We also primarily rely on real estate agencies to identify land and development sites for acquisition. Therefore, to the extent such service providers and agencies experience pressures in raw materials (including an increase in the price of lumber), labor (including an increase in labor cost), or timely construction and delivery of projects, such pressures may pass through to us, which could increase our cost and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

Our real estate renovation and resale business and residential real estate development business are dependent on the availability, skill, and performance of contractors.

We engage contractors to renovate and construct substantially all of our condominiums and to select and obtain raw materials used in the renovation and construction. Accordingly, the timing and quality of our renovation and construction depend on the availability and skill of our contractors. While we have been in the past able to cooperate with reliable contractors and believe that we have a good professional relationship with our contractors, we can provide no assurance that these relationships will not deteriorate and that skilled contractors will continue to be available at reasonable rates in our markets. In addition, as we expand into new markets, we typically must develop new relationships with contractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to enter into business relationships with skilled contractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Under our contracts with customers with respect to our condominiums and in accordance with Japanese law, the properties we develop are subject to warranty of quality. Specifically, our condominium units, whether renovated or newly constructed, are covered by a two-year nonconformity warranty under the terms of our sales agreements. For newly constructed condominium units, the Housing Quality Assurance Act mandates that sellers provide a 10-year warranty against defects in primary structural components. Additionally, the Act on Assurance of Performance of Specified Housing Defect Warranty obliges sellers to secure their ability to fulfill this warranty by either depositing security funds with the Legal Affairs Bureau of the Ministry of Justice or obtaining housing defect warranty insurance. We have selected to purchase housing defect warranty insurance to meet this requirement. Beyond these legal requirements, we offer an extended after-sales service warranty for both renovated and newly constructed condominium units, with coverage periods ranging from two to 10 years, depending on the type of defect and the specific characteristics of each component. Lastly, for renovated condominium units, although not legally required, we purchase housing defect warranty insurance to ensure our financial capacity to address any defects that may arise.

Even though we put our best efforts in quality control and, to date, we have not discovered that our contractors have engaged in improper renovation or construction practices or have installed defective materials in our residential condominiums or buildings, we cannot guarantee that our contractors will continuously provide the services meeting our standards. Negligence or poor work quality by any contractors may result in structural defects or substandard construction quality in our condominiums, which could in turn cause us to suffer project delays, cost overruns, and financial losses, harm our reputation, or expose us to third-party claims. Even if the contractor performing the construction work in such instances is ultimately held responsible for the consequences of any such property defects, any such incidents could have lasting adverse effects on us and our business reputation. We work with more than 130 contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. In addition, contractors may make use of third-party subcontractors with which we have no direct relationship, further limiting our ability to manage the foregoing risks. Although our construction contracts with contractors contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings, or encounter financial or other difficulties, such as supply shortages, labor disputes, or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

We may be unable to complete our real estate property development projects on time, or at all.

The progress and costs for our real estate property development projects can be adversely affected by many factors, including:

●	delays in obtaining necessary licenses, permits, or approvals from government agencies or authorities;

●	shortages of materials, equipment, contractors, and skilled labor;

●	disputes with our contractors;

●	failures by our contractors to comply with our designs, specifications, or standards;

●	difficult geological situations or other geotechnical issues;

●	onsite labor disputes or work accidents;

●	epidemics or pandemics; and

●	natural catastrophes or adverse weather conditions.

Any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales or our hotel operation, which could harm our revenue, cash flows, and reputation.

We may incur losses due to defects in pre-owned condominium units we procured for our real estate renovation and resale business.

As part of our real estate renovation and resale business, we purchase pre-owned condominium units to renovate and resell to our customers. It is our policy to carefully conduct research and inspection to detect defects or other elements which may result in any structural or environmental damages. However, we cannot guarantee that we will be able to detect all defects or damage during the inspection. If we find any non-conformity after the delivery but no later than the warranty period, we may, subject to the terms of the relevant agreements, ask the sellers to rectify such non-conformity, request compensation, cancel the purchase transaction or seek other remedies. The method and extent in which we will be able to request remedies depend on the terms of the relevant agreement and a negotiation with each seller and therefore may vary. We may also initiate necessary legal proceedings to hold the seller liable for such non-conformity and damages. However, we cannot guarantee that we will obtain favorable outcomes in any litigation.

For the earthquake-proof properties, we often request sellers to purchase a five-year defect insurance from Jutaku Anshin Hosho Co., Ltd., a company designated by the Minister of Land, Infrastructure, Transport and Tourism to support risk management in various housing-related scenarios, including used home and renovations. Nevertheless, the insurance coverage may be insufficient to cover losses due to defects in pre-owned condominiums we purchased, and our business, financial condition, or results of operations could be adversely affected if we are not adequately compensated.

We may incur losses due to defects relating to our properties.

We may be liable for unforeseen losses, damages, or injuries suffered by third parties due to defects in structures or properties that we develop, own, sell, possess or use in our hotel operation. In Japan, pursuant to the Civil Code of Japan, the possessor or owner of a structure or property attached to land is strictly liable to a third party who suffers damages due to defects in such structure or property. Our business, financial condition, or results of operations could be adversely affected as a result of our incurring any such liability.

When selling condominium units, we have internal systems enabling us to manage and oversee our condominium units’ design and construction to avoid defects and to provide our customers with condition report when delivering the property. However, we could not guarantee that the customers will not claim or commence any legal proceedings if they are unsatisfied with our condominium units, even after the property inspection. Additionally, we also have internal systems to ensure that our hotel facilities are properly maintained. Nevertheless, if any customers are injured or their properties are damaged during their stays, we could not guarantee that they will not claim or commence any legal proceedings against us, even if the injury does not result from the defects in our facilities and is not attributable to our responsibility. We may also incur significant costs to remedy construction defects in properties that we develop, own, sell under warranty, or operate as hotel facilities. Following the completion of our real estate development projects, we may be liable for unforeseen losses, damages, or injuries to third parties at properties we own or sell arising from construction defects.

We are subject to various laws and regulations, including those relating to the purchase and sale of real estate, and violations of, or changes to, such laws and regulations may adversely affect our business.

Our businesses are subject to various laws and regulations in Japan. For further description of the laws and regulations, including those referred to below, that are material to our business, see “Regulations.”

We are subject to the Building Lots and Buildings Transaction Business Act of Japan, which regulates the lease, sale, and purchase of buildings and building lots or brokerage of the sale and purchase or leasing thereof and which requires a license from the Minister of Land, Infrastructure, Transport, and Tourism of Japan or the governor of a prefecture, as the case may be. Violations of the Building Lots and Buildings Transaction Business Act could result in our licenses being revoked or our business being suspended, which could materially affect our ability to continue our operations in these businesses.

Our businesses also rely on licenses required under various laws and regulations, including the Construction Business Act, the Architect Act, the Hotel Business Act, the Food Sanitation Act, the Act on Advancement of Proper Condominium Management, the Act on Proper Management of Rental Housing, and the Specified Joint Real Estate Ventures Act. Violations of such laws and regulations could result in our licenses being revoked or our business being suspended, which could adversely affect our business, financial condition, and results of operations.

In addition to licenses, our business is subject to various national and local regulations relating to a variety of matters such as zoning, public bidding procedures, environmental restrictions, health and safety compliance, and consumer protection, and we are required to obtain numerous governmental permits and approvals or restrict our business operations.

As an example, the Building Standards Act of Japan subjects our construction operations to extensive regulation and oversight with respect to construction methods and safety matters, and requires us or our partners to obtain a certificate for the proposed construction in advance and upon completion of the construction to confirm that the building complies with various requirements under the Act. Violations of the Building Standards Act could result in the suspension of construction, the demolition, or the reconstruction of a building, repairs, or restriction of use of a building.

Applicable regulations also include requirements and restrictions imposed by the laws, under which we are licensed, as well as restrictions imposed by the City Planning Act regulating certain land developments, the Land and Building Lease Act regulating terms of leases for buildings and building lots, the Subcontracting Act protecting subcontractors from exploitation, the Personal Information Protection Act, the Act against Unjustifiable Premiums and Misleading Representations, the Housing Quality Assurance Act, and the Consumer Contracts Act, which protect certain rights of individuals or consumer, and labor laws protecting employees.

Local regulations, including municipal or local ordinances, restrictions may limit our use of our properties and operations and may require us to obtain prior approval from local officials. Such local regulations may cause us to incur additional costs to construct or renovate condominiums and other buildings.

The enforcement of or changes in laws and regulations specifically relevant to our business and operations may adversely affect our ability to complete the development of our real estate projects on our projected timelines, as well as the timing or cost of our future acquisitions, construction, or renovations, which will have adverse effects on our business, financial condition, and results of operations.

Lastly, the enforcement of or changes in other laws and regulations of more general applicability to Japanese corporations, such as tax laws and accounting rules, could also have an impact on our financial condition and results of operations. Although we strive to ensure that our operations are in compliance with applicable laws and regulations, we cannot assure you that no violation will arise in the future. Violations of laws and regulations could result in significant regulatory sanctions against us, including the suspension or revocation of our governmental permits and approvals, which could harm our reputation and materially affect our results of operations.

As a result, changes in applicable laws and regulations could also result in reduced flexibility in conducting our business and increased compliance costs or may have other adverse effects on our business, financial condition, and results of operations.

Environmental contamination on properties that we own or have sold could adversely affect our results of operations.

In Japan, under the Soil Contamination Countermeasures Act of Japan, if a relevant local governor determines that, based on applicable standards, there is a risk that the land is contaminated by a specified hazardous substance or that there is a risk of harm to human health due to soil contamination by a specified hazardous substance, the governor may order the owner, manager or occupant of the land to have a designated investigation organization investigate the soil contamination status of the land and report the results. If, as a result of the investigation, the governor determines that the soil contamination status exceeds the applicable standards and if the governor determines that the land is harmful or poses a risk of harm to human health under the applicable standard, the governor shall designate the area of the land as a contaminated area and the governor shall order the owner, manager, or occupant of such land to submit a plan to remove the hazardous substance, prevent its dispersal, or take other action, and the owner, manager, or occupant shall implement the plan.

The environmental surveys that we generally conduct in connection with our properties, such as to discover hazardous or toxic substances in the soil, groundwater, and buildings, may be inadequate to fully uncover the problems of the types they are intended to identify, which are often hidden or impossible to detect without special expertise and equipment. The presence of hazardous or toxic substances on our properties, or our failure to properly remediate any such contamination, may adversely affect our ability to sell, develop, or lease our properties or borrow using the affected properties as collateral. If hazardous or toxic substances are discovered on any of our properties, the affected properties could fall in value, completion of development may be delayed, and we may be required to incur substantial unforeseen costs to remediate the underlying hazard and discharge the related environmental liabilities. Furthermore, if actual harm to human health results from the presence of hazardous or toxic substances on our properties, we may incur significant damages, regulatory sanctions, or damage to our brand and reputation. The realization of any of such risks related to environmental contamination could have a material adverse effect on our business, financial condition, and results of operations.

A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us.

The real estate development industry experiences labor and raw material shortages from time to time. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or a result of broader economic disruptions.

In addition, our success in our existing markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials on terms that are favorable to us. Such markets may exhibit a reduced level of skilled labor relative to increased property development demand in these markets. In the event of shortages in labor or raw materials in such markets, local contractors, tradespeople, and suppliers may choose to allocate their resources to developers with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our reliance on imported solid wood from the United States exposes us to various risks that could adversely affect our business, financial condition, and results of operations.

Yantai Propolife, our Chinese subsidiary, is capable of developing and producing natural solid wood for our real estate renovation and resale business and real estate development business. OkinawaIgeto, our Japanese subsidiary, sources raw wood materials from CK International, LLC, a U.S. hardwood lumber company that supplies wood from North America (“CK International”), and our reliance on this material exposes us to risks related to supply chain disruptions, cost fluctuations, regulatory changes, as well as the potential loss of timberland to alternative uses. Any interruption in the supply of solid wood, whether due to natural disasters, trade restrictions, global pandemic, labor strikes, or transportation delays, could delay our projects and increase our construction costs. For example, there was significant inflation in the price of lumber, largely as a result of supply shortages specific to the lumber industry that resulted from the COVID-19 pandemic. Since we were able to anticipate further price spikes early and managed to secure adequate supply of raw wood materials at the onset of the inflation and effectively pass the costs to customers, the adverse effect of the price inflation to our business was minimal. However, we cannot guarantee that we will be able to anticipate the lumber price fluctuation in the future, and our business may be negatively affected.

As we expand our business, our demand for imported solid wood is expected to increase. The expansion may create a reliance on CK International to supply sufficient quantities of high-quality wood meeting our specifications. However, CK International itself may face challenges that could hinder its ability to meet our needs, or it may prioritize other larger or more strategically significant clients, which could result in insufficient supply allocations for our needs. As we enter into a separate sales contract with CK International for each order, the quantity, quality, delivery of natural solid wood, and other terms and conditions are determined through individual negotiations between the parties. Although we believe we have maintained a strong relationship with CK International, we cannot assure that future sales contracts will be established on terms and conditions favorable to us. Although we have connections with alternative U.S. suppliers, they may not adequately provide suitable materials at reasonable prices or within required timelines. These supply challenges could result in higher costs, production delays, or the use of lower-quality materials, adversely impacting our operations, reputation, financial condition, and results of operations.

Additionally, fluctuations in currency exchange rates between the U.S. dollar, Chinese yuan (renminbi). and the Japanese yen may impact our ability to procure solid wood at competitive prices, potentially increasing our production costs and adversely affecting our profitability. Changes in U.S., Chinese, or Japanese trade policies, tariffs, or environmental regulations could increase the cost of importing raw wood material or restrict our access to this material. While natural solid wood supply procurement and production have not been affected by the changes in currency exchange rates and governmental policies and regulations thus far, we cannot guarantee that we will not be affected by these changes in the future. If we are unable to source solid wood at reasonable costs, we may be forced to pass on these costs to our customers, which could affect demand for our services. Alternatively, we may need to seek alternative materials or suppliers, which could be less reliable or more expensive, and may impact the quality of our projects. These risks related to the use of imported solid wood could materially and adversely affect our business, financial condition, and results of operations.

Our business could be materially and adversely disrupted by an epidemic or pandemic, or similar public threat, or fear of such an event, and the measures that the governmental authorities implement to address it.

An epidemic, pandemic, or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, along with any associated economic and social instability or distress, have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.

On March 11, 2020, the World Health Organization declared the current outbreak of the COVID-19 virus to be a global pandemic, and in April 2020, the Japanese government issued the Declaration of a State of Emergency, whereby the Japanese government ordered non-essential activities and businesses across Japan to close as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted many business sectors across Japan, including the sectors in which we operate, especially in Tokyo. The COVID-19 pandemic impacted our business operations and operating results during 2020. Core demand for condominiums and our hotel facilities declined due to uncertainty. Nevertheless, the demand for condominiums and hotel facilities in general real estate markets had fully recovered by 2021, reaching the levels seen prior to the COVID-9 pandemic. On the supply and construction side, our business has faced inflation in the prices of raw materials and labor costs associated with supply chain shortages resulting from the pandemic, which may adversely impact our margins. In addition, the COVID-19 pandemic has resulted in changes to the way we conduct our real estate development and sales, including holding remote meetings with customers and taking certain precaution measures for customers who visit our offices (such as using alcohol disinfectant).

We cannot estimate or predict with any degree of certainty the full impact of any future epidemic or pandemic on our financial condition and future results of operations. The ultimate impacts of a future epidemic or pandemic and related mitigation efforts will depend on future developments, including the duration of the epidemic or pandemic, the acceptance and effectiveness of vaccines, the impact of epidemic or pandemic and related containment and mitigation measures on our customers, contractors, and employees, workforce availability, and the timing and extent to which normal economic and operating conditions resume.

A downturn in the real estate market or changes in industry trends would negatively impact our business.

The real estate industry is susceptible to economic trends, policy interest rate trends, land price trends, real estate sales price trends, real estate taxation, etc. Therefore, a downturn in the real estate market, a significant increase in interest rates, or other changes in the situation could affect our performance.

According to 2024 White Paper on Land, Infrastructure, and Transportation issued by the Ministry of Land, Infrastructure, Transport, and Tourism, Japan’s land prices rose for the third consecutive year, and the rate of increase expanded for all-use averages, residential land, and commercial land. In 2023, the housing demand was firm in urban centers and convenient areas with superb living environments, and land prices in these areas continued to rise. Additionally, the land prices in three major metropolitan areas, including greater Tokyo metropolitan, also continued to rise. Nevertheless, we cannot guarantee that this trend will continue. For example, Japan has recently experienced high levels of inflation, causing the Bank of Japan to announce an increase of its policy interest rate for the first time in 17 years (since February 2007). Nevertheless, while there was a rise in the Flat 35, a 35-year fixed residential mortgage rate established by the partnership among private financial institutions and the Japan Housing Finance Agency, the floating mortgage rate has been declining. See “Business—Market Opportunities—Real Estate Markets in Japan—Market outlook for new condominium units.” While the higher interest rate may theoretically result in lower real estate prices and slower real estate market, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as other policy changes (see also “—Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.”), may also adversely impact the Japanese real estate markets. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.

Demand in the Japanese residential real estate market is significantly affected by the policies of the Japanese government, which currently include low-interest rate policies that result in the availability of housing loans from banks with highly discounted mortgage rates and preferential income tax treatment in connection with housing loans, and the availability of publicly sponsored long-term mortgage products. On December 14, 2023, the Japanese government also released the 2024 Tax Reform Proposals which planned to continue the current tax system where property tax on land is reduced by local ordinance until 2026 to promote economic recover after the COVID-19 pandemic. See also “Business—Market Opportunities—Real Estate Markets in Japan.” Nevertheless, such policies may change or be discontinued in the future or may not continue to contribute to increased demand for condominiums as intended. Changes in residential property taxes, consumption taxes incurred when purchasing a residence, or other housing-related policies that increase the cost of owning, acquiring, or selling real estate may adversely affect the ability or willingness of prospective home buyers to purchase a single-family home or condominium, which may materially and adversely affect our business, prospects, financial condition, and results of operations.

Our hotel operations are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

Our hotel operations are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

●	competition from hospitality providers in the localities where we operate our hotels;

●	relationships with business partners;

●	increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;

●	the ability of third-party Internet and other travel intermediaries who sell our hotel services to guests to attract and retain customers;

●	cyclical fluctuations and seasonal volatility in the hospitality industry;

●	changes in desirability of geographic regions of our hotels, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;

●	changes in the supply and demand for hotel services, including rooms, food and beverage, and other products and services;

●	changes in governmental policies (including in areas such as trade, travel, immigration, healthcare, and related issues); and

●	political instability, pandemics, geopolitical conflict, heightened travel security measures, and other factors that may affect travel.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality products and services, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

Contraction in the global economy or low levels of economic growth could adversely affect our revenue and profitability as a hotel operator.

Consumer demand for our hotel services is linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively affect our business by limiting the amount of fee revenue we are able to generate from our hotel properties and decreasing the revenue and profitability of our hotel properties. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance, and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotel services decreases, our business, financial condition, and results of operations may be adversely affected.

If we are unable to attract, train, assimilate, and retain employees that embody our culture and support our one-stop service business model, we may not be able to grow or successfully operate our business.

A key characteristic and differentiating factor of our business model is the one-stop service system, where our subsidiaries provide comprehensive services in our renovation and resale business from construction materials production to condominium sales. This model necessitates a substantial workforce. Therefore, our success depends in part upon our ability to attract, train, assimilate, and retain a sufficient number of employees to maintain our one-stop service business model. Failure to retain a sufficient number of employees or attract additional staff as our businesses expand could impair the functionality of our one-stop service system, and materially and adversely affecting our business, financial condition, and results of operations. Our brand image may also be negatively impacted. Our growth strategy will require us to attract, train, and assimilate even more personnel. Any failure to meet our staffing needs or any material increases in team member turnover rates could have a material adverse effect on our business or results of operations.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Yasuyuki Nozawa, our founder, chief executive officer, and representative director, is particularly important to our future success due to his substantial experience and reputation in the real estate development industry. We do not carry, and do not intend to procure, key person insurance on any members of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

We rely on our brand recognition to compete in Japanese real estate market, and any unauthorized use of our brand or trademark may adversely affect our business.

The real estate industry in Japan is less oligopolistic than other sectors, encompassing a diverse range of small and medium-sized businesses as well as large, well-known operators. Given the significant expense of real estate, customers are more cautious in their purchase decisions, making the seller’s brand recognition a crucial factor. Consequently, any damage to our brand could significantly deter customers from choosing our products, thereby materially and adversely affecting our business, financial condition, and results of operations.

We currently own 18 trademarks for real estate related services in Japan and have four pending trademark applications in Japan. We rely on the Japanese intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed, and our business may be adversely affected.

We are subject to claims and legal proceedings that arise in the ordinary course of business.

We are subject to various claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition. Additionally, we may be subject to frivolous and/or nuisance claims resulting from our operation. While such claims are often dismissed, there can be no assurance that all such claims will be dismissed entirely, or that we will not be required to incur significant expenses defending such claims.

We may become involved in legal and other proceedings from time to time and may suffer significant liabilities or other losses as a result.

From time to time, we may become involved in disputes with the development and sale of our properties or other aspects of our business and operations, including labor disputes with employees. These disputes may lead to legal or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Disputes and legal and other proceedings may require substantial time and expense to resolve, which could divert valuable resources, such as management time and working capital, delay our planned projects, and increase our costs. Third parties that are found liable to us may not have the resources to compensate us for our incurred costs and damages. We could also be required to pay significant costs and damages if we do not prevail in any such disputes or proceedings. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable decrees that result in pecuniary liabilities and cause delays to our property developments.

Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects.

We plan to continue the development and expansion of ProstyleRyokan’s business and our renovation and resale business conducted under the “LogMansion” brand. See “Business— Growth Strategies—Strategic expansion and growth in the real estate renovation and resale, and hotel development and management businesses.” Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction as required under Japanese laws;
●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	manage relationships with employees, customers and business partners during the course of our business expansion;
●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;
●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;
●	divert significant management attention and resources from our existing businesses; and
●	strengthen our operational, financial and management controls to maintain the reliability of our reporting processes.

Any difficulty meeting the foregoing or similar requirements could significantly delay or otherwise constrain our ability to implement our expansion plans or result in failure to achieve the expected benefits of our business expansions, which in turn would limit our ability to increase operational efficiency, reduce costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

We have established subsidiaries in China and Vietnam and may expand our operations into these markets and into the United States, the United Arab Emirates, and Asia in the future. The entry and operation of our business in these markets could cause us to be subject to unexpected, uncontrollable, and rapidly changing events and circumstances outside Japan. As we grow our international operations, we may need to recruit and hire new project management, sales, marketing, and support personnel in the countries in which we have or will establish new subsidiaries or otherwise have a significant presence. Entry into new international markets typically requires the establishment of new marketing and sales channels. Our ability to continue to expand into international markets involves various risks, including the possibility that our expectations regarding the level of returns we will achieve on such expansion will not be achieved in the near future, or ever, and that competing in markets with which we are unfamiliar may be more difficult than anticipated. If we are less successful than we expect in a new market, we may not be able to realize an adequate return on our initial investment and our operating results could suffer. Our international operations may also fail due to other risks inherent in foreign operations, including:

●	varied, unfamiliar, unclear, and changing legal and regulatory restrictions, including different legal and regulatory standards applicable to real estate development and sales;

●	availably of land, raw materials and labor;

●	compliance with multiple and potentially conflicting regulations in the United States and Asia;

●	difficulties in staffing and managing foreign operations;

●	longer collection cycles;

●	differing intellectual property laws that may not provide sufficient protections for our intellectual property;

●	proper compliance with local tax laws, which can be complex and may result in unintended adverse tax consequences;

●	localized spread of infection resulting from epidemic or pandemic, including any economic downturns and other adverse impacts;

●	difficulties in enforcing agreements through foreign legal systems;

●	impact of different real estate trends in different regions;

●	fluctuations in currency exchange rates that may affect real property demand and may adversely affect the profitability in JPY of real properties provided by us in foreign markets where payment for our real properties is made in the local currency;

●	changes in general economic, health, and political conditions in countries where our properties are sold;

●	potential labor strike, lockouts, work slowdowns, and work stoppages; and

●	different consumer preferences and requirements in specific international markets.

Our current and any future international expansion plans will require management attention and resources and may be unsuccessful. We may find it impossible or prohibitively expensive to continue expanding internationally or we may be unsuccessful in our attempt to do so, and our business, financial condition, and results of operations could be adversely impacted.

Failure to select suitable business partners for our business expansion may adversely affect our business, financial condition, and results of operations.

As part of our strategy to expand ProstyleRyokan’s business operation, we plan to form joint ventures with local companies to develop Machinaka Ryokans in the United States and the United Arab Emirates. For the expansion of our real estate renovation and resale business, we anticipate investing or acquiring local real estate in our target markets. See “Business— Growth Strategies—Strategic expansion and growth in the real estate renovation and resale, and hotel development and management businesses.” The success of our business expansion efforts depends on our ability to select business partners who possess the necessary industry knowledge, market access, and operational capabilities in each target areas. If we fail to identify and engage with suitable partners, we may experience operational, legal, and financial challenges, which could delay or hinder our expansion plans.

Selecting inappropriate partners may expose us to various risks, including inadequate control over local operations, insufficient local market insight, potential regulatory non-compliance, and cultural misalignments. In addition, our business partners may experience financial difficulties or disputes with us, which could lead to disruptions in operations, reputational damage, and unanticipated financial losses. These risks could materially and adversely affect our business, financial condition, results of operations, and our ability to achieve our strategic objectives in our target markets.

Our businesses are subject to risks related to natural or man-made disasters, pandemics, and other catastrophic events.

Our business is subject to the risk of natural disasters, such as earthquakes, typhoons, tsunamis, flooding, and volcanic eruptions, as well as man-made disasters, such as fire, industrial accidents, war, riots, or terrorism. We are also exposed to the risk of pandemics, public health issues, and other catastrophic events. Should a disaster or other catastrophic event occur, our personnel could suffer injuries, our operations could be disrupted, and we may experience construction delays, including delays in initiating development or construction of properties, or become unable to complete the construction of properties under development. In addition, we may be unable to sell our properties in inventory and our properties could decrease in value or be directly and severely damaged. We may also be required to incur expenses to restore or replace damaged properties in inventory or other facilities we rely on to operate our business.

Japan is earthquake-prone and has historically experienced numerous large earthquakes that have resulted in extensive property damage, such as the earthquake on March 11, 2011, or the Great East Japan Earthquake, and the earthquakes that occurred in Noto Peninsular in January 2024. Developments on reclaimed land are subject to an increased risk of soil liquefaction, which can be triggered by an earthquake. It is, therefore, possible that some of our future developments will be located on reclaimed land. Although we will conduct assessments of the reclaimed land as we deem necessary, the assessments may not be sufficient to detect the extent of any risk of liquefaction in the event of an earthquake. Typhoons also frequently hit various regions of Japan. For instance, major typhoons affected parts of Japan in the fall of 2019. Although we have not experienced material disruptions to our business or physical damage resulting from typhoons in the past, we cannot guarantee that such disruptions or physical damage will not happen in the future. In addition, we focus primarily on developing and selling real estate located in the greater Tokyo metropolitan area, making us particularly vulnerable to any natural or man-made disasters that occur in this area. Even if our facilities do not suffer physical damage, any loss or limit to our use of utilities, such as electricity, could disrupt our businesses. Our insurance against damage or liability caused by typhoons and other natural disasters may not be sufficient to cover repair costs or other losses, and we generally maintain no insurance coverage relating to earthquakes or business interruption insurance.

Future acquisitions may have a material adverse effect on our ability to manage our business, our financial condition and our results of operations.

We may acquire businesses, technologies, services, or products which are complementary to our core real estate development and sales business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources and management attention from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the costs and expenses incurred in connection with such acquisitions, or the potential loss of or harm to relationships with suppliers, employees, and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, our results of operations, or our financial condition. In addition, we may need to fund any such acquisitions through the incurrence of additional debt or the sale of additional debt or equity securities, which would result in increased debt service obligations, including additional operating and financing covenants, or liens on our assets, that would restrict our operations, or dilution to our shareholders.

Risks Relating to the Trading Market

Share ownership is concentrated in the hands of our management, who will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors and executive officers collectively beneficially own approximately 73.26% of our Common Shares issued and outstanding as of March 31, 2025. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

We are a “controlled company” within the meaning of the NYSE American listing standards, and intend to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder, Mr. Yasuyuki Nozawa, aggregately owns more than a majority of the voting power of our outstanding Common Shares and is able to determine all matters requiring approval by our shareholders. Under the NYSE American listing standards, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. We intend to avail ourselves under the “controlled company” exemptions under the NYSE American listing standards as long as we meet the requirements for such exception. This will enable us to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. For example, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American.

The sale or availability for sale of substantial amounts of the Common Shares could adversely affect their market price.

Sales of substantial amounts of the Common Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the Common Shares and could materially impair our ability to raise capital through equity offerings in the future. Resales of our Common Shares in the public market by Mr. Nozawa may cause the market price of our Common Shares to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the Common Shares.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Common Shares, the price of our Common Shares and trading volume could decline.

Any trading market for our Common Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Common Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Common Shares and the trading volume to decline.

The market price of our Common Shares may be volatile or may decline regardless of our operating performance.

The market price of the Common Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the Common Shares on NYSE American;

●	sales of the Common Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our independent registered public accounting firm has identified material weaknesses in our internal controls over financial reporting in the fiscal years ended March 31, 2025 and 2024. If we are unable to remediate these material weaknesses or fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Common Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the NYSE American. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements as of and for the fiscal years ended March 31, 2025  and 2024, our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) a lack of sufficient personnel in accounting and financial reporting functions with sufficient experience and expertise with respect to the application of U.S. GAAP and SEC disclosure requirements, (ii) ineffective controls for identifying and evaluating non-routine transaction accounting implication, (iii) inadequate control design and documentation, including insufficiently precise documentation to prevent or detect a material misstatement, lack of thorough and timely financial closing process, lack of entity-level controls, particularly over subsidiary financial information review, and lack of evidence supporting effective review in control operations (iv) the improper design and ineffective general control over certain information technology systems, and (v) failure to validate completeness and accuracy of internally prepared data. As a consequence of the material weaknesses, our independent registered public accounting firm has implemented significantly enhanced audit procedures by increasing the scrutiny of high-risk areas and adding substantive procedures to verify accuracy. The material weaknesses could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

Following the identification of the material weaknesses described above, we plan to take remedial measures, including (i) hiring additional qualified accounting and compliance personnels with expertise in U.S. GAAP, SEC reporting, and Sarbanes-Oxley compliance to enhance our financial reporting, compliance functions, and internal control framework; and (ii) engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that all these measures will be sufficient to address all the potential internal control issues for the financial reporting, and we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Common Shares may not be able to remain listed on the NYSE American.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Common Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We will incur substantial increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE American, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Shares that is held by non-affiliates equals or exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our Common Shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our Common Shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our Common Shares will not be considered “penny stock” following this offering since they will be listed on NYSE American, if we are unable to maintain that listing and our Common Share is no longer listed on NYSE American, unless we maintain a per-share price above $5.00, our Common Shares will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

●	If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.
●	If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our Common Shares and may affect your ability to resell our Common Shares.

Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what point in time, if ever, our Common Shares will not be classified as a “penny stock” in the future.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan, or the Companies Act, govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. Most of our directors, corporate auditors and executive officers are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors, corporate auditors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or those persons, or to enforce against us or them, judgments obtained in U.S. courts, including judgments predicated upon civil liability provisions of the federal or state securities laws of the U.S. or judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese, in original actions brought in Japan or in actions to enforce judgments of U.S. courts, of civil liabilities predicated upon the federal and state securities laws of the United States. See “Enforceability of Civil Liabilities.”

The payment of future dividends on our Common Shares, if any, must be approved by our shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the shareholders may determine not to do so.

The payment of future dividends on our Common Shares, if any, must be approved by our shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on the Common Shares for the foreseeable future, and the success of an investment in our Common Shares will depend upon any future appreciation in its value. Moreover, any ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Common Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the Common Shares will appreciate or even maintain the price at which our shareholders have purchased the Common Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The NYSE American listing standards require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we intend to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

In addition, the NYSE American listing standards also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nominating committee of our board. As a result of these exemptions, investors would have less protection than they would have if we were a domestic issuer.

The NYSE American listing standards may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of the NYSE American listing standards in determining whether shareholder approval is required on such matters.

If we cannot continue to satisfy the initial listing requirements and other rules of NYSE American, the Common Shares may be delisted, which could negatively impact the price of the Common Shares and your ability to sell them.

Our Common Shares are listed on the NYSE American. We cannot assure you that our Common Shares will continue to be listed on NYSE American.

In order to maintain our listing on NYSE American, we will be required to comply with certain rules of NYSE American, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy NYSE American criteria for maintaining our listing, our Common Shares could be subject to delisting.

If NYSE American subsequently delists our Common Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Common Shares;

●	reduced liquidity with respect to our Common Shares;

●	a determination that our Common Shares is a “penny stock,” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

●	limited amount of news and analyst coverage;

●	state laws and regulations applicable to our Common Shares;

●	increased risk of shareholder litigation; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Common Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

If we are classified as a passive foreign investment company, United States taxpayers who own our Common Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Common Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2025 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Risks Related to Restrictions on Foreign Investment

We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

If we develop a new business or plan a merger or acquisition, we have to consider the impact from restrictions of foreign direct investment under the Foreign Exchange and Foreign Trade Act of Japan and related cabinet orders and ministerial ordinances, as amended (collectively, the “FEFTA”). We have listed our Common Shares, not American Depository Receipt, on the NYSE American. In this case, an investment in our Company may be subject to a prior filing or a post-investment report. Under the FEFTA, when Foreign Investors (as defined in the FEFTA) acquire shares issued by a Japanese corporation, they may be required to submit a prior filing or post-investment report with the Japanese government via the Bank of Japan, depending on the circumstances. Under the FEFTA, among other triggering events, a Foreign Investor seeking to acquire shares of a Japanese corporation that are not listed on a stock exchange in Japan is required to submit a prior filing requirement, regardless of the number of shares acquired, if such Japanese corporation or its subsidiaries in Japan engage in any of the businesses designated under the FEFTA (“Designated Businesses”), and required to wait until the acquisition is approved by the relevant governmental authorities. Therefore, if we develop a new business or plan a merger or acquisition in the future, we have to consider whether the business to be developed or acquired falls within the Designated Businesses, and if so, we may have to forego such new business or plans in order to avoid triggering the prior filing requirement under the FEFTA, which may materially and adversely impact our financial condition and results of operations in future periods. See “JAPANESE FOREIGN DIRECT INVESTMENT REGULATIONS”.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

LogProstyle was incorporated in Tokyo, Japan, in April 2017 as a joint-stock corporation (kabushiki kaisha) with limited liability. As a holding company incorporated under Japanese law with no material operations of its own, LogProstyle’s operations have been conducted primarily in Japan by its subsidiaries. Our corporate history, including our subsidiaries, are as follows:

●	In August 2006, LogSuite was incorporated in Kanagawa, Japan.

●	In September 2013, Kotakino was established by LogSuite in Tokyo, Japan.

●	In October 2013, Propolife Vietnam was established by LogSuite in Vietnam.

●	In February 2015, LogSuite acquired all the equity interest in ChinoTatemonoKanri, and ChinoTatemonoKanri became its wholly-owned subsidiary.

●	In September 2015, LogSuite acquired all the equity interest in LogArchitects, and LogArchitects became its wholly-owned subsidiary.

●	In November 2016, LogSuite acquired all the equity interest in Yantai Propolife, and Yantai Propolife became its wholly-owned subsidiary.

●	In February 2017, Prostyle was established by LogSuite in Tokyo, Japan.

●	In April 2017, LogProstyle was incorporated in Tokyo, Japan. Soon after LogProstyle’s incorporation, it acquired 100% of the equity interests in LogSuite through share exchanges from the original shareholders of LogSuite. Consequently, the original shareholders of LogSuite each received certain Common Shares proportionally, and LogProstyle, through a restructuring that is accounted for as a reorganization of entities under common control, became the ultimate holding company of LogSuite and LogSuite’s subsidiaries.

●	In May 2017, ProstyleRyokan was established by LogProstyle in Kanagawa, Japan.

●	In January 2018, we acquired all the equity interest in OkinawaIgeto, and OkinawaIgeto became our wholly-owned subsidiary.

●	In August 2020, LogKnot Co., Ltd. was established by LogProstyle in Tokyo, Japan. LogKnot Co., Ltd. was merged into LogSuite due to a reorganization in June 2024 (the “Reorganization”).

●	In November 2021, LogKnot Vietnam was established by LogKnot Co., Ltd. in Vietnam. LogKnot Vietnam became a wholly owned subsidiary of LogProstyle in June 2024 as a result of the Reorganization.

●	In February 2023, LogAsset was established by LogProstyle in Tokyo, Japan.

Our principal executive offices are located at 1-2-3, Kita-Aoyama, Minato-ku, Tokyo 107-0061, Japan, and our phone number is +81 03-6897-8560. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a corporate website at https://www.logprostyle.co.jp/. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only. We operate pursuant to the Companies Act.

On March 24, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, as representative of the underwriters (the “Representative”), relating to the Company’s firm commitment underwritten initial public offering (the “IPO”) of 2,000,000 common shares (the “Common Shares”). The Company also granted the underwriters a 45-day option to purchase up to 300,000 additional Common Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO. On March 26, 2025, the Company closed IPO at $5.00 per Common Share for total gross proceeds of $10,000,000, before the deduction of underwriting commissions, discounts, and offering expenses payable by the Company. The Common Shares were approved for listing on the NYSE American LLC and commenced trading under the ticker symbol “LGPS” on March 25, 2025.

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that file electronically with the SEC.

B.	Business Overview

Business Overview

In Japan, we own and operate a real estate renovation and resale company (with subsidiaries including construction companies, building material manufacturers, and building materials trading companies), a real estate development company (with subsidiaries including building management companies and design offices), a hotel management company, and a restaurant management company.

One of our subsidiaries, LogSuite, which is engaged in the real estate renovation and resale business, operates mainly in central Tokyo. In our real estate renovation business, LogSuite acquires condominium units from owners, and will demolish them, leaving only the framework, whereupon it will reconstruct the interior, install plumbing and other elements. In doing so, LogSuite incorporates our unique designs, which we believe is one of our core strengths. During the renovation process, LogSuite begins selling to individual customers through online platforms, including our own original internet media, LogRenove (https://www.logrenove.jp/), as well as through real estate brokers. The entire process of a condominium renovation project, from the purchase of an original condominium unit to the delivery of the completed project, typically takes approximately twelve months, including six months for construction. Under the brand “Log Mansion,” LogSuite has sold approximately 1,700 renovated condominium units over the past 15 years, establishing the “Log Mansion” condominium unit as our flagship product and signature offering.

The term “Log” appears in our name, the names of our subsidiaries, and our brands. It represents the natural solid wood used extensively in our condominium units, and is meant to evoke for our customers our commitment to ensuring that most of the natural solid wood building materials used in the interiors of the condominium units LogSuite constructs are manufactured in-house. By controlling most of the aspects, from importing raw materials to distribution and installation, our comprehensive control process enables us to supply natural solid wood in large quantities at comparatively lower prices. This enables us to attract and retain both domestic and international customers, with domestic customers representing approximately 70% and international customers accounting for approximately 30% of our total customer base.

One of our subsidiaries, Prostyle, a real estate developer, is engaged in real estate development, including the development of residential condominiums and our unique machinaka ryokan (“Machinaka Ryokan”), a particular type of hotel located in a central urban area featuring traditional Japanese elements, which offers our guests the experience of staying in a Japanese ryokan, typically found near suburban tourist attractions, but with the convenience of an urban setting. Prostyle purchases land parcels, plans and designs through its design office, and develops properties on the purchased land. During the development process, Prostyle begins selling the properties through various online platforms, including our original internet media, as well as through real estate brokers. The entire process of a condominium development project, from land purchase to delivery of the completed property, typically takes approximately 18 to 24 months, and the entire process of a hotel development project typically takes approximately 42 months.

Our hotel management subsidiary, ProstyleRyokan, manages ryokan-style hotels in Tokyo, Yokohama, and Okinawa. The concept of the hotels managed by ProstyleRyokan is to provide guests with the experience of staying in a ryokan-style hotel, which is typically in suburban tourist destinations, while providing the convenience of an urban location. For example, Asakusa is one of the most famous districts and urban areas in Japan. ProstyleRyokan targeted the area by operating a Machinaka Ryokan, a ryokan-style hotel, and designing all common areas and guest rooms to meet ryokan specifications, with approximately 70% of the guest rooms including open-air baths. All Machinaka Ryokans managed by ProstyleRyokan feature tatami flooring and private rooms with saunas. In addition, each Machinaka Ryokan is designed to reflect the unique character of its surroundings, to ensure that no two are alike.

One of the key features of our business model is our focus on niche targeting. Specifically, in the renovation business, we target affluent individuals and international customers. In the hotel management business, we target families and international tourists. By defining our target clearly, we remain committed to our key idea of “differentiation” and offer unique products and services that are valued by our customers. Another key feature is our one-stop services, where each subsidiary plays a distinct role in real estate industry, such as property purchase, construction management, building materials production, marketing, and sales, enabling us to provide comprehensive real estate services to our customers. This end-to-end service model streamlines our customers’ procurement process, reducing the time and cost involved in selecting and negotiating with multiple service providers. In addition, we believe that our integrated approach provides seamless internal communication and coordination, improving overall efficiency and reducing the time required for the development process.

Competitive Strengths

We believe that the following strengths have contributed to our success and are key to our focus on “differentiation”:

Distinct business model catering to families and international customers with spacious living solutions. While many of our Japanese competitors focus on newly built condominium units ranging from 40 to 60 square meters, LogSuite specifically addresses the needs of families and international customers by offering large living spaces, with condominium units measuring between 80 to 200 square meters. Rather than constructing new condominiums at high costs, LogSuite purchases pre-owned condominium units, typically 20 to 50 years old, at a relatively low cost, and renovates and resells them.

Differentiated hotel management through the operation of ryokan-style hotels in urban areas. ProstyleRyokan adopts a different approach to hotel management than the conventional hotel management industry. Instead of operating business hotels targeting domestic single travelers for business, as is common among other Japanese hotel management companies, ProstyleRyokan offers ryokan-style hotels in the cities, known as Machinaka Ryokan, targeting families and international customers. All of our Machinaka Ryokans feature tatami flooring and private rooms with saunas. Notably, in our Machinaka Ryokan in Asakusa, despite being in an urban area, 70% of its guest rooms include open-air baths, which has contributed to attracting customers. Our distinct hotel management business provides our guests with the experience of staying in a hotel featuring traditional Japanese elements while also being conveniently located in urban areas and near popular tourist attractions.

Strategic targeting for efficient acquisitions and quick sales of properties. In our real estate renovation and resale business, as well as in our real estate development business, our subsidiaries, LogSuite and Prostyle strategically identify target areas, which facilitates the acquisition of market information and enables quick sales. Most of the properties are acquired through real estate agents, and because they have focused on specific areas for many years, they are prioritized by real estate brokers and given valuable information on target properties. This allows them to avoid projects that involve bidding or other methods that can inflate prices. When selling completed properties, they ensure that real estate brokers who have provided information on target properties are given priority in the sales process, thereby building trust and fostering relationships.

Extensive use of natural solid wood. Our extensive use of natural solid wood in the interiors and common areas of our renovated and newly built condominiums distinguishes us and provides a competitive advantage. Since our inception, we have prioritized branding that highlights this material. This material is processed directly from wood without chemical treatments or adhesives, and it offers durability, humidity control, and thermal insulation. Customers can easily distinguish our natural solid wood products from our competitors’ offerings made from other materials, due to their unique tactile qualities and authentic aroma of natural solid wood. The primary challenge associated with using natural solid wood is the high cost of procurement; however, by directly importing the raw materials and manufacturing them in our own factory, we are able to maintain low costs. Due to years of public awareness, many individuals associate our products with condominiums that prominently feature natural solid wood.

Challenges

Set forth below are the challenges we face in our business operations:

Dependence on stable financing for our operations and low interest rates. Real estate development requires substantial and stable financing, and we are continually dependent upon bank borrowings for our business operations. In addition, rising interest rates can increase borrowing costs, thereby raising operational expenses for us. If we are unable to maintain stable access to bank borrowings, or if interest rates rise, it could have a material and adverse impact on our business, financial condition, and results of operations.

Risk of low inventory turnover. Real estate development usually requires a timeframe of one year to several years for completion. If the development cycle extends beyond the expected timeframe, we may incur higher interest expenses on our bank loans. Furthermore, if the real estate market is on a downward trend, delays in sales may reduce revenue. Failure to expedite inventory turnover could lead to increased borrowing costs and reduced revenue from real estate sales, which could have an adverse impact on our business, financial condition, and results of operations.

Reliance on third-party service and materials providers. In real estate development, we depend on service providers, including contractors, to construct substantially all of our condominiums and hotels. If the contractors fail to timely construct and deliver the projects, our subsidiaries are subject to penalties for such delays under their contracts with their customers. In addition, we primarily depend on real estate agencies to identify land and development sites for acquisition as well as customers. Therefore, to the extent such service providers or agencies experience limitations in access to labor, raw materials, or are unable to timely construct and deliver projects, such limitation may be passed on to our subsidiaries, which could increase our subsidiaries’ costs and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

Growth Strategies

Strategic expansion and growth in the real estate renovation and resale, and hotel development and management businesses. The real estate renovation and resale business is the most important segment of our business. Currently, LogSuite’s operations are focused on the central Tokyo area. Using our cash generated from operations, bank borrowings, and proceeds from our initial public offering, we are planning for an expansion of LogSuite’s real estate renovation and resale business in Kyoto, Osaka, Nagoya, Kobe, Hakata, Sendai, Sapporo, and other areas in Japan, other Asian countries, and the United States by investing or acquiring local real estate companies in these areas to offer our renovation and resale services in these markets. As of the date of this annual report, we do not have a target for investment or acquisition.

Additionally, promoted by our head office, and using our cash generated from operations, bank borrowings, and proceeds from our initial public offering, we aim to expand our hotel development and management business by developing and managing additional Machinaka Ryokans in Japan, including Tokyo, Osaka, Nogoya, Sapporo, Hiroshima, Hakata, Sendai, Kanazawa, and Kyoto, and by forming joint ventures with local companies to mutually develop Machinaka Ryokans in the U.S., including New York and Los Angeles, as well as in Dubai, United Arab Emirates. As of the date of this annual report, we are still researching, planning, and gathering information for hotel sites across Japan, and have not yet identified specific land parcels for the development of additional Machinaka Ryokans.

On November 7, 2024, we entered into a memorandum of understanding with VAULT INVESTMENT LLC, an investment company organized under the laws of the United Arab Emirates. Under this memorandum, both parties agreed to explore potential collaborations and business opportunities in developing plans to open hotels and restaurants and pursuing potential joint ventures in the Middle East and North Africa regions. Apart from this, as of the date of this annual report, we have not identified any specific local real estate companies for mutual development of Machinaka Ryokans.

Our business expansion plan may place substantial demands on our resources, requiring compliance with regulations, maintenance of adequate controls, and careful management of relationships with our business partners and capital resources. Additionally, international expansion efforts may also face numerous risks, including regulatory challenges, staffing difficulties, currency fluctuations, and economic and political instability, which may negatively impact our operations and profitability. Successful business expansion also depends on an ability to select reliable business partners with the required expertise and market access. Failure to do so could expose us to financial, operational, and reputational risks. These factors may delay or hinder our expansion plans and adversely affect our financial condition and results of operations. See “Risk Factors— Risks Related to Our Business and Industry—Our failure to successfully manage our business expansion would have a material adverse effect on our results of operations and prospects,” “Risk Factors—Risks Related to Our Business and Industry—We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations,” and “Risk Factors—Risks Related to Our Business and Industry—Failure to select suitable business partners for our business expansion may adversely affect our businesses, financial condition, and results of operations.”

Establishment of relationships with local real estate agencies in new geographic markets. Relationships with local real estate agencies are essential to our business operations. LogSuite and Prostyle primarily rely on these agencies to identify pre-owned condominiums and land parcels for acquisition, as well as to connect with customers. As we anticipate expanding our business into new regions, we expect to establish new relationships with local real estate agencies in these new markets. By leveraging these relationships, we aim to facilitate access to potential pre-owned condominiums, prime land parcels, and customers in the new geographic markets.

Attraction and retention of talented professionals. We believe our success greatly depends on our subsidiaries’ ability to attract and retain talented professionals. To maintain and enhance our competitive advantage in the market and support our expansion plans into other geographic markets, we plan to implement a series of initiatives to attract additional personnel. These initiatives include developing a market-oriented employee compensation structure and implementing a standardized multilevel performance review mechanism. Additionally, to ensure continuous professional growth and maintain a high standard of expertise, we are committed to enhancing employee quality through regular internal training programs.

Revenue Model

The Company derives its revenues from the following sources: (i) sales of real estate properties and provision of real estate-related services, such as design, rental, and renovation; (ii) provision of hotel accommodation services; and (iii) sales of housing equipment and materials.

For the fiscal years ended March 31, 2025 and 2024, the revenues derived from sales of real estate properties and provision of real estate-related services was JPY18,819,041 thousand (approximately $125,544 thousand) and JPY12,411,288 thousand (approximately $82,797 thousand), respectively, accounting for 91.1% and 87.9% of our total revenue, respectively.

For the fiscal years ended March 31, 2025 and 2024, the revenue derived from the provision of hotel accommodation services was JPY1,248,784 thousand (approximately $8,331thousand) and JPY1,044,267 thousand (approximately $6,966 thousand) and JPY690,682 thousand (approximately $4,607 thousand), representing 6.0% and 7.4% of our total revenue, respectively.

For the years ended March 31, 2025 and 2024, the revenue derived from sales of house equipment and materials was JPY583,091 thousand (approximately $3,889 thousand) and JPY666,285 thousand (approximately $4,444 thousand) and JPY619,860 thousand (approximately $4,135 thousand), representing 2.8% and 4.7% of our total revenues, respectively.

Business Model

Our subsidiaries are primarily engaged in (i) real estate renovation and resale; (ii) real estate development; (iii) hotel management; and (iv) other business (such as sales of housing equipment and materials, operation of restaurants, and provision of information technology consulting services).

Real Estate Renovation and Resale

Our subsidiary, LogSuite is engaged in real estate renovation and resale business primarily in central Tokyo. We have noticed that the current supply of newly built condominiums typically offer apartment sizes ranging from only 60 to 80 square meters. However, many families and foreign customers seek condominiums with apartment sizes over 80 square meters, larger living spaces, and a layout featuring three bedrooms, one living room, one dining room, and one kitchen (“3LDK”). We have also noticed that some pre-owned condominiums offer over 80 square meters of space. If the interiors are renovated and the facilities replaced, these renovated condominiums could meet the needs of customers seeking larger living spaces. Accordingly, LogSuite is engaged to provide large condominiums ranging from 80 to 200 square meters by purchasing pre-owned condominiums of 20 to 50 years at relatively low prices, and renovating and reselling them.

Under the brand “Log Mansion,” LogSuite purchases pre-owned condominium units from third parties of 80 square meters or more, primarily located in central Tokyo, including Chiyoda, Minato, and Shibuya wards, mainly from individuals, for redesign, replanning, and renovation, by demolishing the condominium units down to the framework, and reconstructing the interior, plumbing, and other elements. Throughout this process, LogSuite incorporates its original design, which is one of our strengths. During the renovation process, LogSuite begins selling the renovated condominium units to individual customers through various online platforms, including our own Internet media, as well as through real estate agents. The entire process of a condominium renovation project, from pre-owned condominium units purchase to delivery of the completed project, typically takes approximately twelve months, including six months for construction. As of the date of this annual report, LogSuite has sold approximately 1,700 renovated condominium units over the past 15 years, establishing them as our flagship product and signature offering.

The real estate renovation and resale business typically includes (i) opportunity identification and condominium purchase; (ii) project planning and design; (iii) project construction and management; (iv) marketing and sales; and (v) delivery and after-sales service.

i.	Opportunity Identification and Condominium Purchase

The first step of renovation process is to identify new opportunities. LogSuite sources pre-owned condominium units through real estate agencies. LogSuite does not have any agreements with real estate agencies to source pre-owned condominium units on advantageous terms or at all. Instead, it relies on the strong business relationships with real estate agencies, with many of whom having worked with LogSuite for more than 10 years. LogSuite has strategically focused on prime locations in central Tokyo for many years. Consequently, it is prioritized by real estate agents in providing information on target properties. This allows LogSuite to avoid projects that involve bidding or other methods that inflate prices. When selling completed properties, LogSuite ensures that real estate agents who have provided information on target properties are given priority in the sales process, thereby building trust and fostering relationships with these real estate agencies. See “—Competitive Strengths—Strategic targeting for efficient acquisitions and quick sales of properties.”

LogSuite typically acquires pre-owned condominium units directly from the owners. It first estimates the sales price of the renovated condominium unit, deducts the renovation costs and brokerage fees to real estate agencies, if any, and determines the initial purchase offer to the seller. Once the seller accepts the offer, LogSuite enters into a real estate sales contract with the seller.

LogSuite acquires pre-owned condominiums through financing with short-term bank loans, typically with interest rates ranging from 1% to 3%, and terms ranging from 12 to 18 months.

ii.	Project Planning and Design

LogSuite and its subsidiary LogArchitects plan and design the project internally. We have an internal project management team that organizes the timelines and coordinates all parties and activities, and a design team that develops architectural plans and interior design. Our project planning and design process includes conceptual and architectural design, construction and engineering design, budgeting, and financial analysis and forecasting. We believe that careful planning is essential to controlling project costs, quality, and timing.

As of March 31, 2025, there were three full-time employees in the design team, and seven full-time employees in the construction management team.

iii.	Project Construction and Management

LogSuite and LogArchitects adopt a general contractor/subcontractor model and are supported by an internal construction management team that coordinates all projects. They outsource the majority of renovation work to independent construction firms, typically employing one construction firm per project. To ensure adherence to the quality and construction standards, LogArchitects, which is responsible for construction management, has established a procedure for selecting construction companies. This procedure evaluates contractors based on their professional qualifications, reputation, track record, prior cooperation with LogSuite, and financial stability. Throughout the project construction process, LogArchitects provides close supervision and management. Information will be collected throughout the development cycle and from contractors to avoid unforeseen delays and cost overruns.

LogSuite construction contracts generally specify fixed payments, with adjustment clauses for certain excesses, such as design changes during construction. Apart from the natural solid wood supplied by our subsidiary, Yantai Propolife, contractors are generally responsible for procuring the necessary raw materials and providing engineering and construction services.

Unlike other renovated properties on the market that are only partially renovated, the contractors undertake complete gut renovations. This involves removing walls, floors, and ceilings of pre-owned condominium units, dismantling the original layout and facilities, and retaining only the building frame. The properties are then rebuilt from scratch, including reconfiguring the floor plan, redesigning the interior, updating facilities, and installing new water supply, drainage, and gas pipes.

LogSuite emphasizes quality control to ensure that the units meet its standards and provide high-quality service. During construction, LogSuite’s contractors and internal construction management team follow the specific quality control procedures, including inspection of materials and supplies, on-site inspections, and the production of progress reports. Upon completion of construction, the contractor and internal inspection team will conduct a thorough inspection of the condominium units.

iv.	Marketing and Sales

During the renovation process, LogSuite begins selling the renovated condominium units on LogRenove (https://www.logrenove.jp/), a website maintained by LogSuite, as well as on third-party websites such as SUUMO, HOMES, At Home, and Yahoo. These websites include photos of both the exterior and interior of the renovated condominiums, images of the surrounding environment, and detailed property information. Prospective buyers can view photos, check prices, and review other details, and they can schedule a tour by sending an e-mail or making a phone call using the contact information provided on the website. For the fiscal year ended March 31, 2025 and 2024, LogSuite paid approximately JPY5,351 thousand ($35 thousand) and JPY4,598 thousand ($31 thousand), respectively, to third-party websites for marketing its renovated condominiums.

In addition to marketing on customer-oriented websites, LogSuite also posts information about its renovated condominium units on the Real Estate Information Network System, a website accessible only to real estate agencies. When a real estate agency finds a suitable unit for its client on this website, it introduces the property to the client. When a sales agreement is reached with a client introduced by the real estate agency, LogSuite enters into a brokerage contract with the real estate agency and pays the real estate agency a brokerage commission of up to 3% of the sales price plus JPY60,000 thousand ($400 thousand), according to the brokerage contract and the Real Estate Agency Law.

For the sale of renovated condominium units, LogSuite enters into a sales agreement with its clients. The material terms set forth in the sales agreement between LogSuite and its customers are as follows:

Purpose

LogSuite agrees to sell, and the client agrees to purchase, the renovated condominium unit.

Obligations and Rights

The customer agrees to pay LogSuite a down payment of approximately 5% of the total sales price at the time the purchase agreement is executed, and to pay the balance when LogSuite delivers the renovated condominium unit to the customer.

Transfer of property rights

LogSuite transfers the property rights of the renovated condominium unit to the customer upon receipt of the sales proceeds.

Burden of Risk

LogSuite shall be responsible for any loss or damage of the renovated condominium unit on the date of delivery, unless such loss or damage is attributable to the customer. In the event of the loss of the renovated condominium unit, the sales agreement may be terminated by either LogSuite or the customer, and LogSuite will promptly return the full amount of the payment received from the customer. In the event of damage, LogSuite is responsible for, at its own expense, repairing the damage and delivering the renovated condominium unit as originally designed. However, if the damage is so substantial that repair is not economically feasible, the sales agreement may be terminated by either LogSuite or the customer.

Quality Warranty

The renovated condominium unit will be delivered as is. LogSuite is not responsible for any minor damages, malfunctions, scratches, or stains that already existed before the delivery date.

Except for minor damages, malfunctions, scratches, or stains that already existed before the delivery date, LogSuite provides a two-year general quality warranty for defects in the renovated condominium unit and a ten-year quality warranty for certain defects related to plumbing. The customer may request LogSuite to repair such defects and/or seek compensation.

If such defects are not repaired within a reasonable period of time required by the customer, the customer may terminate the sales agreement, seek compensation, and demand a reduction in the sales price based on the extent of such defects.

Termination

If LogSuite or the customer delays the performance of its obligations under the sales agreement, and such delay is not corrected within a reasonable period of time as required, the other party may terminate the sales agreement and claim the pre-agreed damages set forth therein.

v.	Delivery and after-sales service

The delivery cycle generally ranges from one to two months and is stipulated in the sales agreement with the customer, and for any delay in delivery caused by LogSuite, LogSuite is subject to a penalty of up to 10% of the sales price to the customer. LogSuite and its subsidiary closely monitor the progress of the project and conduct pre-delivery property inspections to ensure timely delivery. Once the renovated condominium unit is ready for delivery, LogSuite will notify the customer and deliver the keys to the property.

In accordance with the sales agreements with customers regarding renovated condominium units, warranties are provided. Specifically, LogSuite’s renovated condominium units are covered by a two-year nonconformity warranty under the terms of the sales agreements with the customers. In addition, LogSuite offers an extended after-sales service warranty for the renovated condominium units, with coverage periods ranging from two to 10 years, depending on the type of defect and the specific characteristics of each component, which includes a ten-year warranty for plumbing, a five-year warranty for electrical wiring, and a two-year warranty for all other components. Although not legally required, LogSuite also purchases housing defect warranty insurance to ensure its financial capability to address any defects that may occur.

The following table shows the key operating results for the real estate renovation and resale business for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024
Number of pre-owned units purchased	50	39
Number of renovated units sold	41	43
Total sales price	JPY7,872,318 thousand ($52,517 thousand)	JPY6,338,370 thousand ($42,283 thousand)

Real Estate Development

Our real estate development business can be divided into two categories: residential real estate development and Machinaka Ryokan development.

Residential Real Estate Development

Our subsidiary, Prostyle is engaged in residential real estate development under two brands: PROSTYLE and PROSTYLE WEALTH.

PROSTYLE offers condominiums with natural solid wood flooring primarily in the Tokyo metropolitan area, while PROSTYLE WEALTH specializes in new, compact condominiums within the same area. In this business model, Prostyle provides comprehensive support for site selection, land purchase, business planning, construction management, and after-sales services. The entire process of a residential property development project, from land purchase to delivery of the completed condominium, typically takes approximately one and a half years to two years. Prostyle generates revenue from sales of condominium in this business model.

In this business model, Prostyle undertakes the following steps: (i) land purchase; (ii) construction outsourcing; and (iii) condominium sales and after-sales service.

i.	Land Purchase

Prostyle obtains land information primarily from real estate agencies, identifying properties currently available or being marketed for sale within the real estate market. Prostyle does not have any agreements with real estate agencies to source land parcels on advantageous terms or at all. See “—Business Model—Real Estate Renovation and Resale—i. Opportunity Identification and Condominium Purchase.” Prostyle acquires land parcels through financing with short-term bank loans with interest rates ranging from 1% to 3%, and with terms typically ranging from 12 to 24 months.

ii.	Construction Outsourcing

Prostyle outsources most of its construction work to independent construction companies, with close supervision and management provided by an internal construction management team to ensure coordination. See “—Business Model—Real Estate Renovation and Resale—iii. Project Construction and Management.”

iii.	Condominium Sales and After-sales Services

Prostyle either sells the condominium units in the building to individual customers or sells the entire condominium building to institutional customers. The condominium building in which units are sold to individual customers, referred to as Family Type Condominium and the condominium building sold to institutional customers, referred to as Compact Condominium, differ primarily in design. The Family Type Condominium typically features spacious units with layouts such as 2LDK (two bedrooms, one living room, one dining room, and one kitchen), 3LDK, or other roomy configurations, primarily located in central Tokyo. These units may offer a total floor area of approximately 18,000 square feet (approximately 750 square feet per unit). On the other hand, the Compact Condominium generally offers smaller units with studio or one-bedroom-one-kitchen layouts. The total floor area of these units is typically 5,300 square feet in central Tokyo (approximately 300 square feet per unit) or 7,200 square feet in other Japanese cities (approximately 300 square feet per unit). Compact Condominium buildings usually contain at least 20 units. Therefore, when deciding whether to construct a Family Type Condominium for individual customers or a Compact Condominium for institutional customers, Prostyle takes into account factors such as the location, land size, and the number of units in the building. Given the different structural designs and location focus, Prostyle decides the types of condominium to build since planning stage.

Family Type Condominiums and Compact Condominiums offer distinct advantages. For Compact Condominiums, we initiate construction only after securing purchase agreements with institutional buyers, which helps us mitigate inventory risk, though achieving high contract prices can be challenging. In contrast, Family Type Condominiums are sold directly to homeowners, allowing for a less compressed profit margin, as we can incorporate construction costs and real estate market conditions directly into the selling price. If Prostyle becomes overly dependent on one type of condominium due to difficulties in securing suitable land for each type of the condominiums or in attracting prospective buyers, its business, and consequently, our financial condition and operational results, could be materially and adversely affected. See “Risk Factors—Risks Related to Our Business and Industry—Overdependence on a certain type of condominiums may adversely affect our business and financial results.”

For the sale of condominium units, Prostyle enters into a sales agreement with individual customers that is similar to the one used for renovated condominiums. See “—Business Model—Real Estate Renovation and Resale—iv. Marketing and Sales.” For the sale of a condominium building, Prostyle enters into a sales agreement with institutional customers, covering both the land and the building.

The material terms stipulated in the sales agreement between Prostyle and the institutional customers are as follows:

Purpose

Prostyle agrees to sell the entire condominium building, including the land and building, to the institutional customer, and the institutional customer agrees to purchase the condominium building for the purpose of separately selling the condominium units in the building to other individuals or entities.

Obligations and Rights

The institutional customer agrees to pay Prostyle a down payment of approximately 2% of the total sale price at the time the sales agreement is executed, an installment of approximately 3% of the total sale price when the last beam (or its equivalent) is placed atop the structure, and the remaining balance within three months after Prostyle delivers the entire condominium building to the institutional customer. The remaining balance shall be paid whenever the institutional customer sells each condominium unit in the building to an individual buyer and receives the sales proceeds.

Transfer of property rights

Prostyle transfers the property rights of the condominium units in the building directly to the individuals or entities designated by the institutional customer (mostly those who purchased condominium units from the institutional customer) upon receipt of proceeds from the sales of condominium units from institutional investors.

Burden of Risk

Prostyle shall be liable for any damage to or loss of the entire condominium building prior to the delivery date, unless such damage or loss is caused by reasons attributable to the institutional customer. In the event of the loss of the condominium building, the sales agreement shall be automatically terminated and Prostyle shall promptly return the full amount of the payment received from the institutional customer. Both the institutional customer and Prostyle agree to waive any rights to seek compensation. In the event of damage, Prostyle shall be responsible for repairing the damage at its own expense and delivering the condominium building as originally designed. However, if the extent of the damage is too substantial to be repaired, the sales agreement may be terminated upon mutual agreement.

Quality Assurance

Prostyle provides a two-year general quality warranty for defects in the entire condominium building and a ten-year quality warranty for certain defects in major structural components such as pillars, roofs, exterior walls, and balconies.

The institutional or individual customer may demand Prostyle to repair such defects and/or seek compensation. If such defects are not repaired within a reasonable period of time required by the institutional or individual customer, they may terminate the sales agreement, seek compensation, and demand a reduction in the sales price based on the extent of the defects.

Termination

Both the institutional customer and Prostyle may immediately terminate the sales agreement without notice if any of the following events occur to the other party:

(1)	When any party is legally, administratively, or financially deemed impossible or difficult to continue the sales agreement.

(2)	The stipulated construction schedule or delivery date is materially changed, and the institutional customer’s sales plan is adversely affected

Both the institutional customer and Prostyle may also terminate the sales agreement if the other party breaches the sales agreement or experiences or is reasonably believed to experiences financial difficulty, and the breach is not cured or the financial difficulty is not recovered within a reasonably required period of time.

In accordance with Japanese law and Prostyle’s contracts with customers for condominiums, quality warranties are provided. Specifically, Prostyle’ newly constructed condominium units are covered by a two-year nonconformity warranty under the terms of its sales agreements with its customers. According to the Housing Quality Assurance Act, our subsidiaries are required to provide a 10-year warranty against defects in primary structural components. Additionally, the Act on Assurance of Performance of Specified Housing Defect Warranty obliges Prostyle to secure its ability to fulfill this warranty by either depositing security funds with the Legal Affairs Bureau of the Ministry of Justice or obtaining housing defect warranty insurance. Prostyle has selected to purchase housing defect warranty insurance to meet this requirement. Beyond these legal requirements, Prostyle also offers an extended after-sales service warranty for the newly constructed condominium units, with coverage periods ranging from two to 10 years, depending on the type of defect and the specific characteristics of each component, which includes a 10-year warranty for infrastructure such as water supply, drainage pipes, and gas pipes, a five-year warranty for electrical wiring, and a two-year warranty for all other components.

The following table shows the key operating results for the development of condominium units for the fiscal years ended March 31, 2025 and 2024.

	For the fiscal year ended March 31, 2025	For the fiscal year ended March 31, 2024
Number of land parcels purchased	21	22
Area of land parcels purchased (square feet)	34,041	71,650
Number of condominium units sold to individual purchasers	33	3
Number of condominium buildings sold to institutional purchasers	4	2
Number of units included in condominium buildings sold to institutional purchasers	78	40
Total sales price	JPY 5,620,485 thousand ($37,494 thousand)	JPY1,655,287 thousand ($11,042 thousand)

The following table shows the key operating results for the development of condominium building in the past three years.

Name of Building	Number of Units Included	Time of Delivery	Sales Price	Purchaser
PSW Togoshi	30	December 2022	JPY939,931 thousand	Meiks Corporation
PSW Toyosu East	16	April 2023	JPY530,765 thousand ($3,510 thousand)	CREAL Corporation
PSW Kawasaki East	24	September 2023	JPY527,536 thousand ($3,489 thousand)	Fudial Creation Inc.
Prostyle Kuramae	24	May 2024	JPY1,526,880 thousand ($10,097 thousand)	Individual Customer
PSW Asakusa Isle	27	December 2024	JPY1,052,910 thousand ($6,963 thousand)	NST Corporation
PSW Shimoigusa	12	January 2025	JPY351,330 thousand	Cred Corporation
PSW Ohanajaya Defit	24	February 2025	JPY924,760 thousand	Urban Spirit Corporation
PSW Tobu Nerima	15	March 2025	JPY357,020 thousand	J-REX Corporation

Machinaka Ryokan Development

Prostyle develops Machinaka Ryokan, a particular type of hotel located in a central urban area featuring traditional Japanese elements, which combines the comfort and convenience of a modern hotel and the authentic ryokan-staying experience while enjoying urban amenities, allowing guests to feel at home even while traveling.

In this business model, Prostyle follows these steps: (i) land purchase; (ii) construction agreement with a contractor to build a hotel on the purchased land; and (iii) sale of the hotel to the buyers. The entire process of a Machinaka Ryokan development project, from land purchase to sale of the completed hotel, typically takes approximately 42 months. Following the sale of the hotel, our subsidiary, ProstyleRyokan will rent the hotel from the owner and use it to provide hotel management and accommodation services. See “—Business Model—Machinaka Ryokan Management and Accommodation.”

Set forth below are further explanations for each steps Prostyle undertakes in this business model.

i.	Land Purchase

The process of land procurement in this business model is identical to that of our residential real estate development business. See “—Business Model—Real Estate Development—Residential Real Estate Development—i. Land Purchase.”

ii.	Hotel Construction

Our hotel and residential real estate development businesses share the same construction process. See “—Business Model—Real Estate Development—Residential Real Estate Development—ii. Construction Outsourcing.”

iii.	Sales of Hotel

Prostyle sells the entire hotel building to investors by entering into a sales agreement that covers both the sale of land and the building, which is similar to the agreement regarding sales of condominium building. See “—Business Model—Real Estate Development—Residential Real Estate Development—iii. Sales of Condominium.”

For the fiscal years ended March 31, 2025 and 2024, there were no Machinaka Ryokan sales.

Extensive Use of Natural Solid Wood

In the real estate renovation and resale business and real estate development business, one of the characteristics of the properties that LogSuite and Prostyle renovate and develop is the extensive use of natural solid wood in the interior and common areas of renovated and newly built condominiums. Since our inception, we have prioritized branding that highlights this material.

This material is processed directly from wood without the use of chemical treatments or adhesives, ensuring it is both healthy for humans and environmentally friendly. The natural solid wood materials used by our subsidiaries have been approved to conform to the Japan Building Standard Law’s regulations on formaldehyde-emitting and are rated F Four Star (F☆☆☆☆). This rating indicates the performance category of formaldehyde emission. A higher number of stars signifies lower formaldehyde emission, and F☆☆☆☆ represents the lowest level of emission among these categories.

In addition, our subsidiary, Yantai Propolife, which is engaged in manufacturing the solid wood building materials, applies an ultraviolet radiation-resistant clear coating (the “UV coating”) to natural solid wood, providing enhanced durability, humidity control, and thermal insulation. This UV coating increases the hardness and scratch resistance of the wood, reducing wear and tear. Moreover, the UV coating facilitates moisture control by absorbing moisture from the air when humidity levels are high and releasing it when humidity levels are low, thereby maintaining optimal moisture levels in the room. Without the UV coating, the wood releases moisture quickly, causing the wood to shrink and leading to the appearance of gaps between the wood boards. The UV coating slows down the release of moisture from the wood, ensuring a smooth and even shrinking process, thus preventing gaps from forming. In hot weather, while the wood naturally absorbs heat, the UV coating insulates the wood, preventing excessive heat accumulation and ensuring a cooler, more comfortable environment. Furthermore, solid wood flooring is typically not suitable for use with floor heating systems because it tends to dry out, resulting in gaps and cracks. However, Yantai Propolife enhances the drying process of the wood to ensure it can withstand the heat generated by floor heating. As a result, natural solid wood flooring and floor heating systems are compatible and can coexist in the condominiums and Machinaka Ryokans that LogSuite and Prostyle renovate and develop.

In addition to its functionality, the natural solid wood possesses aesthetic value. Each piece is unique, with no two patterns being identical, ensuring that the flooring of each condominium is distinct. Furthermore, as time passes, the wood undergoes oxidation, causing its color to gradually deepen and thereby imparting a unique patina to the condominium’s flooring. Moreover, due to their unique tactile qualities and authentic aroma of natural solid wood, our customers can easily distinguish our natural solid wood products from our competitors’ offerings made from other materials.

With years of experience, Yantai Propolife has developed a diverse range of natural solid wood flooring products, categorized by shape, color, wood species, finish, and application location. This expertise has enabled it to establish natural solid wood flooring as a standard specification, it also allows them to select the most appropriate type of wood for each property based on area, budget, and lighting conditions, maximizing the wood’s texture and aesthetic appeal. Although our group is not the only one capable of developing and handling natural solid wood, we manage substantial production processes in-house, from importing raw materials to production, distribution, and installation. OkinawaIgeto sources raw wood materials from CK International, a U.S. hardwood lumber company that supplies wood from North America. Yantai Propolife then manufactures natural solid wood products from this wood, which are shipped to Japan. These natural solid wood products are subsequently used by LogSuite in the renovation of its condominiums. This comprehensive control enables Yantai Propolife to provide natural solid wood in large quantities at comparatively lower prices. With the extensive use of natural solid wood in our renovation and development projects, natural solid wood flooring has become a distinctive feature of LogSuite’s design. Our reliance on raw wood materials imported from North America may expose us to potential risks, including supply chain disruptions, cost increases, regulatory changes, and the loss of timberland, and our results of operation may be detrimentally affected. See “Risk factors—Risk Related to Our Business and Industry—Our reliance on imported solid wood from the United States exposes us to various risks that could adversely affect our business, financial condition, and results of operations.”

We execute a separate sales contract with CK International for each individual order. The material terms stipulated in the form of sales contract between OkinawaIgeto and CK International are as follows:

Payment terms:

A down payment (10% of each contract price) is due prior to loading containers by telegraphic transfer. The remaining balance of the contract price is due by telegraphic transfer within 10 days from the date of the ocean bill of lading date. Original shipping and transaction documents will be delivered immediately via courier upon receipt of payment. CK International is responsible for the cost of goods, insurance, and freight charges to deliver the goods to the named port of destination.

Other terms:

1. No claims allowed unless made within fourteen days from delivery. If the actual date is in dispute, port records of the “pulled from port date” will be the date of record. In the event of any claim, all goods must be held intact with all bundle markings left clearly visible and identifiable.

2. Any claim and/or re-inspection arising from this shipment shall be handled in accordance with the procedures of the applicable grading agency.

3. Payments not made within sales terms will be charged a service charge of 1.5% per month. OkinawaIgeto pays for any cost incurred in the collection of any sum due under this invoice.

One-stop services

Real estate development and renovation require numerous service providers, making coordination and collaboration both costly and time-consuming. To address this challenge, we have developed a comprehensive system that integrates a majority of important processes in our renovation and resale business from materials procurement to sales. In this system, Prostyle, LogSuite, and LogAsset handle real estate procurement, Yantai Propolife and OkinawaIgeto manage building material procurement and development, LogSuite engages contractors to select and obtain raw materials and renovate and construct condominiums, LogArchitects handles construction management, and LogSuite and Prostyle manage sales. This integrated approach allows us to handle a majority of essential processes in our renovation and resale business internally, ensuring quality control, reducing time and costs, and delivering our services efficiently.

Machinaka Ryokan Management and Accommodation

Our Machinaka Ryokan management and accommodation business is closely integrated with our Machinaka Ryokan development business. Prostyle develops Machinaka Ryokans and sells them to buyers, after which ProstyleRyokan rents them from the owners, pays monthly rent, and provides hotel management and accommodation services. For the fiscal year ended March 31, 2025, ProstyleRyokan paid a rent of approximately JPY423,816 thousand (approximately $2,827 thousand) to the hotel owners for their management and accommodation services. For the fiscal year ended March 31, 2024, ProstyleRyokan paid a rent of approximately JPY423,816 thousand (approximately $2,827 thousand) to the hotel owners for their management and accommodation services.

The material terms stipulated in the lease agreements between ProstyleRyokan and the hotel owners are as follows:

Obligations and Rights

ProstyleRyokan is authorized to operate and manage all hotel-related matters and retain all revenue generated from the hotel. In exchange, ProstyleRyokan is required to pay monthly rent and submit a monthly report to the hotel owner, detailing information such as revenue, occupancy rate, and average daily rate.

With prior notice to ProstyleRyokan, the hotel owner may enter the premises at any time for inspections related to maintenance and asset management.

Deposit

ProstyleRyokan is required to pay the hotel owner a deposit equivalent to six months’ rent at the commencement of the lease.

In the event that ProstyleRyokan delays payment of the monthly rent or fails to satisfy any debt obligation under the lease agreement, the hotel owner shall have the right to apply part or all of the deposit to offset such unpaid rent or debts. Upon such appropriation, ProstyleRyokan shall be required to restore the deposit to its original amount within five days of receipt of the notice of appropriation.

Upon expiration of the lease agreement, the hotel owner shall return the deposit to ProstyleRyokan, after deducting any outstanding debts owed to the owner, within three months following the later of (i) the date on which ProstyleRyokan returns possession of the hotel to the hotel owner, or (ii) the date on which all outstanding balances between ProstyleRyokan and the hotel owner are settled.

Term

The lease agreement has a term of fifteen years and will not automatically renew upon expiration. However, if the owner fails to provide ProstyleRyokan with a written notice of termination between six months and one year prior to the expiration date, the lease agreement may continue in effect at ProstyleRyokan’s discretion. In such an event, if the hotel owner subsequently delivers a written notice of termination, the lease agreement shall terminate six months following the delivery of such notice.

During the two months following the delivery of the written notice of termination, ProstyleRyokan shall have a preferential right to negotiate with the owner for the renewal or re-entry into a lease agreement.

Termination

The hotel owner may immediately terminate the lease agreement without notice if ProstyleRyokan:

(1)	is legally, administratively, or financially deemed impossible or difficult to continue the lease agreement;
(2)	employees commit a crime or engage in conduct that violates public order or morals within the hotel;
(3)	without the hotel owner’s prior written consent, sub-leases the hotel or assigns its rights under the lease agreement to a third party;
(4)	without the hotel owner’s prior written consent, conducts certain corporate actions such as change of control, merger and acquisition, division, or transfer or receipt of significant assets;
(5)	is related to any anti-social forces; or
(6)	breaches certain other clauses stipulated in the lease agreement.

The owner may terminate the lease agreement if ProstyleRyokan fails to pay the monthly rent or other debts equivalent to two months’ rent, or breaches the lease agreement or any other relevant agreements, and such failure or breach is not remedied within five business days following the delivery of a notice to cure by the owner.

ProstyleRyokan shall not terminate the lease agreement prior to its expiration date without the prior written consent of the hotel owner; provided, however, that in the event the hotel owner is found to be affiliated with or connected to any anti-social forces, ProstyleRyokan may terminate the lease agreement immediately and without prior notice.

If the lease agreement is terminated prior to its expiration date, ProstyleRyokan shall be obligated to pay a penalty equal to the total monthly rent for the remaining months of the lease term.

Prostyle Ryokan operates a number of hotels near tourist attractions in Tokyo, Kanagawa, and Okinawa under the brand of “ProstyleRyokan” and with the concept of “Machinaka Ryokan” which means a hotel located in a central urban area (machinaka) featuring Japanese elements from traditional Japanese inn (ryokan. These hotels offer guests the experience of staying in a modern hotel featuring traditional Japanese elements, while being conveniently located near popular tourist attractions, making it easy for travelers to explore.

The Machinaka Ryokans operated by ProstyleRyokan feature tatami mats in most of their guest rooms, a design element that has been highly acclaimed. For example, the Prostyle Ryokan Yokohama Bashamichi, one of the hotels operated by ProstyleRyokan, won the Good Design Award in 2019. The design not only enhanced the aesthetic appeal of the hotel, but also allowed for a higher capacity, leading to a higher average number of guests per room. In addition, all Machinaka Ryokans operated by ProstyleRyokan are equipped with private saunas in completely private rooms. Some of the hotels, such as the one in Asakusa, offer open-air baths and terraces that provide guests with views of Asakusa city and the Tokyo Skytree, one of the most iconic landmarks in Tokyo. Furthermore, each Machinaka Ryokan is designed to reflect the unique character of its surroundings, to ensure that no two are alike. For example, our Machinaka Ryokan in Bashamichi, Yokohama, home to Japan’s first gaslight, installed in 1872, features dim lighting and a dark-toned interior, recreating the ambiance of the gas-lit streets from that era. Similarly, our Machinaka Ryokan in Naha, Okinawa, reflects regional features by replacing conventional tatami with Ryukyu tatami, traditional Okinawan-style, edge-free, half-sized mats arranged in an ichimatsu pattern, a checkerboard design of alternating squares.

ProstyleRyokan sets the hotel room rates based on a number of factors, including local market conditions with reference to room rates set by competitors, recent occupancy rates, and seasonal occupancy fluctuations.

As of March 31, 2025, there were four hotels operated by ProstyleRyokan. The table below summarizes information about these hotels.

Name	Location	Building Type	Opened	Maximum Capacity	Starting Room Rate (Per Night)
Prostyle Ryokan Yokohama Bashamichi	5-64 Tokiwa-cho, Naka-ku, Yokohama-shi, Kanagawa-ken	13-floor building	August 2018	204	JPY10 thousand ($66)
Prostyle Ryokan Tokyo Asakusa	2-12-11 Hanakawado, Taito-ku, Tokyo-to	10-floor building	December 2019	154	JPY27 thousand ($179)
Prostyle Ryokan Naha Kenchomae	2-2-1 Kume, Naha-shi, Okinawa-ken	10-floor building	December 2020	157	JPY11 thousand ($73)
Prostyle Terrace Naha	2-3-2 Kume, Naha-shi, Okinawa-ken	14-floor building	April 2021	104	JPY14 thousand ($93)

Other Businesses

Our subsidiaries are also engaged in other businesses, including sales of housing equipment and materials, operation of restaurants, and provision of consulting services.

Customers

For our real estate renovation and resale business, LogSuite’s customers are mainly individual customers. For our real estate development business, Prostyle’s clients are primarily individual and institutional customers. For our hotel management and accommodation business, ProstyleRyokan’s customers are mainly individual travelers.

For the fiscal years ended March 31, 2025 and 2024, no customer accounted for over 10% of our revenue.

Suppliers

In addition to construction materials developed and manufactured by our subsidiaries, for example, natural solid wood products, most of the construction materials and housing equipment are procured from our subsidiaries’ suppliers.

For the fiscal year ended March 31, 2025 and 2024, there was no supplier that accounted for over 10% of the total supplies purchased.

Third Party Service Providers

Our subsidiaries work with third parties to provide services to their customers. Third-party service providers that our subsidiaries regularly work with include real estate agencies, construction contractors, and housing and travel websites.

Seasonality

While our real estate business is not affected by seasonality, our Machinaka Ryokan management and accommodation business is subject to seasonal variations. During holiday seasons, such as New Year’s Holiday and school summer vacations, the influx of tourists leads to an increase in customers, which in turn boosts revenue from our Machinaka Ryokan management and accommodation business.

Intellectual Property

Our subsidiaries rely on a combination of trademarks and domain name registrations protect their brand names and logos and internet domain names.

As of the date of this annual report, our subsidiaries have registered 18 trademarks in Japan for real estate-related services and other goods and services directly and indirectly related to their business operations, and 23 domain names in Japan, which automatically renew upon expiration.

Trademarks

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		Word	Class 35, 43, 44, 45	6313163	November 6, 2020	November 6, 2025

2		Word	Class 36, 37, 42	6302845	October 12, 2020	October 12, 2025

3		Word	Class 36, 37, 42	6302846	October 12, 2020	October 12, 2025

4		Word	Class 36, 37, 42	6313281	November 6, 2020	November 6, 2025

5		Word	Class 36, 37	6313282	November 6, 2020	November 6, 2025

6		Word	Class 35, 36, 42, 45	6486969	December 16, 2021	December 16, 2026

7		Word	Class 35, 36, 42, 45	6445343	September 21, 2021	September 21, 2026

8		Picture	Class 35, 36, 42, 45	6445344	September 21, 2021	September 21, 2026

9		Picture	Class 35, 36, 42, 45	6445345	September 21, 2021	September 21, 2026

10		Word	Class 43, 45	6415026	July 12, 2021	July 12, 2031

11		Picture	Class 36, 37, 42	6487324	December 16, 2021	December 16, 2026

12		Word	Class 36, 37, 42	6487325	December 16, 2021	December 16, 2026

13		Picture	Class 35, 36, 37, 42, 43	6487326	December 16, 2021	December 16, 2026

14		Word	Class 35, 36, 37, 42, 43	6487327	December 16, 2021	December 16, 2026

15		Picture	Class 36, 42	6487328	December 16, 2021	December 16, 2026

16		Word	Class 36, 42	6487329	December 16, 2021	December 16, 2026

17		Picture	Class 35, 36,37， 42, 43，44，45	6838942	August 29，2024	August 29，2034

18	LogProstyle	Word	Class 35, 36,37， 42, 43，44，45	6838943	August 29, 024	August 29, 2034

No.	Domain Name	Registration Date	Expiration Date
1	propolife.co.jp	October 2, 2006	October 31, 2025
2	prostyle-residence.com	March 18, 2014	March 18, 2026
3	fudosan-king.jp	August 10, 2015	August 31, 2025
4	prostyleryokan.com	July 2, 2018	July 2, 2025
5	chinokanri.co.jp	May 19, 2015	May 31, 2025
6	logrenove.jp	January 9, 2020	January 31, 2026
7	kotakino.jp	March 6, 2020	March 31, 2026
8	logknot.co.jp	August 24, 2020	July 31, 2025
9	logsuite.co.jp	March 16, 2021	March 31, 2026
10	logarchitects.co.jp	March 16, 2021	March 31, 2026
11	rimawaru.com	May 24, 2021	May 24, 2025
12	logasset.co.jp	March 9, 2023	March 31, 2026
13	logprostyle.co.jp	August 11, 2023	August 29, 2025
14	fdla.jp	November 16, 2023	November 30, 2025

15	chronicle-kensetsu.co.jp	May 31, 2025	May 09, 2016
16	chronicle-web.com	June 01, 2025	June 01, 2016
17	logknot-vietnam.com	July 08, 2025	July 08, 2024
18	tokyo-mansion-oldies.com	July 11, 2025	July 11, 2024
19	prostyle-hotels.com	October 09, 2025	October 09, 2019
20	order-renove.jp	November 30, 2025	November 27, 2020
21	chronicle-kensetsu.com	December 22, 2025	December 22, 2015
22	prostyle-villa.com	March 18, 2026	March 18, 2014
23	propolifevietnam.com	August 15, 2026	August 15, 2014

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Other than the government-mandated social and health insurance and workmen’s compensation insurance, our insurance policies also cover damages and losses of certain machinery, property, fixed assets, and facilities inside most of the offices we lease for the purpose of business operation deriving from fire, lightning, explosions, wind, hailstorm, snow, and other events stipulated in the relevant insurance policies. We also maintain car insurance policies that cover physical loss or damage to our vehicles and any damages and losses to the drivers, passengers and third parties that occur in car accidents within Japan. Since April 2023, we have also maintained directors’ and officers’ insurance policies. Other than the preceding, we do not maintain any other property insurance, business interruption insurance, or employee liability insurance.

Competition

Our subsidiaries compete or plan to compete with real estate developers and real estate management companies, such as Dear Life Co., Ltd., Open House Group, J-REX Corporation Co., Ltd., and Nisshin LRD Co., Ltd. Some of these competitors are large, well-capitalized companies with greater market share, resources and experience than our subsidiaries have. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than our subsidiaries can. Our subsidiaries compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality and reliability. Although there can be no assurance that our subsidiaries will be able to continue to compete successfully in the future, we believe that our subsidiaries can compete successfully with these companies by offering products of better quality at comparable prices.

Environmental Matters

As of the date of this annual report, neither we nor our subsidiaries are aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have our subsidiaries been punished or can they foresee any punishment to be made by any government authorities of Japan with regard thereto.

Legal Proceedings

As of the date of this annual report, neither we nor the subsidiaries are a party to any material legal or administrative proceedings. From time to time, the subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the subsidiaries’ resources, including management’s time and attention. Furthermore, as of the date of this annual report, the subsidiaries are not a party to any international claims or litigation with respect to defective products or other matters.

REGULATIONS

Real Estate Brokerage Act

Our business of buying and selling real estate requires a license and is subject to regulation under the Real Estate Brokerage Act of Japan. Under the Real Estate Brokerage Act, an entity that intends to engage in the business of buying or selling real estate or the business of brokering the sale, purchase or lease of real estate must first obtain a license qualifying it as a real estate broker from the Minister of Land, Infrastructure, Transport and Tourism of the Government of Japan (if such entity has offices in two or more prefectures) or a relevant governor (if such entity has one or more offices in a single prefecture). In addition to the real estate broker qualification requirements, the Act imposes extensive regulations on real estate brokers, including the requirement to have a certain percentage or number of full-time employees who are qualified and registered under the Act as real estate transaction managers at each relevant office, the prohibition of deceptive or misleading advertising, and the requirement to provide purchasers or lessees with documents describing certain information regarding the property to be transacted and the contract to be entered into, as well as explanations of such information, prior to entering into the contract. The Minister or the governor may revoke the license, order the suspension of business for a period of up to one year, or issue necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, if a real estate broker fails to comply with or satisfy a relevant rule or requirement under the Act, including failure to comply with other laws and regulations relevant to its business and engaging in substantially improper conduct. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Building Standards Act

The construction of buildings in Japan is regulated by the Building Standards Act of Japan. Under the Act, buildings must comply with requirements, including standards for the ratio of building area to land area, floor area ratio, seismic design, fire prevention, and sanitation. Under the Act, any entity that constructs certain buildings, including through a third-party contractor, must obtain a certificate for the proposed construction in advance and upon completion of the construction from an inspector appointed by the relevant local authorities to confirm that the building complies with the requirements. The local authorities may order the suspension of construction or prohibit or restrict the use of any building that does not comply with the requirements of the Building Standards Act. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

City Planning Act

Our business involves land development and construction that may be subject to restrictions under the zoning system established by the City Planning Act of Japan. The Act designates areas in which certain land development activities or construction require the approval of a relevant governor. The governor may revoke the approval if the developer or builder fails to comply with or satisfy relevant rules and requirements under the Act. If and when we intend to engage in development activities or construction in certain designated areas, we must first obtain and maintain such approval. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Construction Business Act

An entity that intends to be contracted by clients to perform certain types of building construction, civil engineering work or related work must first obtain a construction business license under the Construction Business Act of Japan for each type of work. This license must be obtained from the Minister of Land, Infrastructure, Transport and Tourism (if the entity has offices in two or more prefectures) or a relevant governor (if the entity has one or more offices in a single prefecture). Some of our businesses require one or more types of such permit. In addition to the qualification requirements for the license, the Act imposes extensive regulations on construction companies, including the requirement to employ full-time engineers having certain levels of construction-related experience or skills at relevant offices and the requirement to enter into a written construction contract that includes statutory items. The Minister or the governor may revoke the license, order the suspension of business for a period of up to one year, or issue necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, if a construction company fails to comply with or satisfy a relevant rule or requirement under the Act, including failure to comply with other laws and regulations relevant to its business and engaging in substantially improper conduct. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Architects Act

Under the Architects Act of Japan, the business of designing certain types of buildings and supervising the construction of the same requires qualification as a licensed and registered architect. Under the Act, an entity that has a qualified architect and intends to be engaged for a fee in architectural or construction-related matters, such as design, supervision or direction of construction, administrative matters of construction contracts, must be registered as an architectural firm with a relevant governor. We have been registered as an architectural firm under this Act. In addition to the requirements for registration as an architectural firm, the Act imposes extensive regulations on architectural firms, including the requirement to employ a full-time qualified architect to manage the firm, restrictions on subcontracting, and the requirement to provide clients with documents describing certain information regarding the terms and performance of construction contracts, as well as explanations of such information, prior to entering into the contract. The governor may revoke the registration or order the suspension of business for a period of up to one year if an architectural firm, or a qualified architect who is a member of the architectural firm, fails to comply with or satisfy a relevant rule or requirement under the Act. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Soil Contamination Countermeasures Act

Our real estate development may be subject to the Soil Contamination Countermeasures Act of Japan. Under the Act, if a relevant governor determines that, based on applicable standards, there is a risk that the land is contaminated by a specified hazardous substance or that there is a risk of harm to human health due to soil contamination by a specified hazardous substance, the governor may order the owner, manager, or occupant of the land to have a designated investigation organization investigate the soil contamination status of the land and report the results. If, as a result of the investigation, the governor determines that the soil contamination status exceeds the applicable standards and if the governor determines that the land is harmful or poses a risk of harm to human health under the applicable standard, the governor shall designate the area of the land as a contaminated area and the governor shall order the owner, manager, or occupant of such land to submit a plan to remove the hazardous substance, prevent its dispersal, or take other action, and the owner, manager, or occupant shall implement the plan. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Hotel Business Act

Our hotel operations are subject to the Hotel Business Act of Japan. Under the Act, hotel operators are required to obtain a business license from a relevant local government of the area in which the hotels are located by complying with the standards for structure and facilities and hygiene standards set forth in the Act. Failure to comply with these standards may result in the suspension of the license or business by the local government. In addition, a violation of relevant provision of the Act may result in criminal fines and imprisonment.

Food Sanitation Act

Our restaurant operations are subject to the Food Sanitation Act of Japan. Under the Act, restaurant operators are required to obtain a business license from a relevant local government of the area in which the restaurants are located by complying with the standards of facilities and sanitation-related requirements set forth in the Act. Failure to comply with sanitation-related requirements may result in the suspension of the license or business by the local government. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Civil Code, Housing Quality Assurance Act, and Consumer Contracts Act

Under the Civil Code of Japan, the seller or builder is liable to the purchaser for failure to comply with the terms of the contract with respect to the object of sale or the work performed. This liability may be exercised by cancelling the underlying sale, demanding a deduction from the sale price, demanding full performance of the contract, or demanding damages. While liability for non-conformity under the Civil Code can generally be excluded by agreement between the parties, under the Real Estate Brokerage Act, in cases where real estate brokers sell real estate to non-brokers, such as consumers purchasing their homes, the liability for non-conformity cannot be excluded or limited by agreement for the protection of such consumers. Similarly, under the Consumer Contracts Act of Japan, a company’s liability for non-conformity cannot be excluded by agreement between the company and a consumer. We sell real estate to non-brokers or private individuals, and therefore the liability for non-conformity cannot be excluded or limited. While according to the Civil Code the purchaser cannot exercise the liability for non-conformity without a notice of non-conformity within 1 year after delivery of the property, the Housing Quality Assurance Act of Japan imposes stricter liability on sellers and builders of newly constructed houses and condominiums in Japan. Under this Act, the seller and builder of a newly constructed house or condominium is statutorily liable for a defect in the major parts of the house or condominium for 10 years from the date of delivery of the property under certain conditions, and any agreement purporting to modify these liabilities to the detriment of the purchaser is void. When we sell newly constructed condominiums or houses, this rule applies.

Land and Building Lease Act

Under the Land and Building Lease Act of Japan, the landlord may not terminate a lease of a building or land for a building unless it has a justifiable reason for the termination, taking into account a number of factors, including the respective needs of the landlord and tenant for the building or land for their own use, the history of the lease, the current use of the building or land, the current condition of the building or land, and the amount of money the landlord offers to pay the tenant in exchange for vacating the building or land. Under this provision, landlords’ ability to terminate leases is substantially limited, or landlords may have to spend money to terminate leases.

Act on Advancement of Proper Condominium Management

As part of our business, we are engaged by condominium owners’ associations to provide condominium management services. Under the Act on Advancement of Proper Condominium Management of Japan, an entity that intends to provide accounting management services for condominium owners’ associations and coordination services for such associations to plan and carry out the maintenance or repair of the common areas of condominiums must be qualified and registered as a condominium management business operator. In addition to the requirements for qualification as a condominium management business operator, the Act imposes extensive regulations on condominium management business operators, including requirements to have a certain number of full-time employees at each relevant office who are qualified and registered under the Act as management business directors, and to provide condominium owners and managers of condominium owners’ management associations with documents describing material information regarding the terms and performance of a contract for condominium management services, as well as explanations of such information, prior to entering into the contract. The Minister of Land, Infrastructure, Transport and Tourism of the Government of Japan may revoke the registration of a condominium management business operator, order the suspension of business for a period of up to one year, or issue necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, if the condominium management business operator fails to comply with a relevant rule or requirement under the Act, including failure to comply with other laws and regulations relevant to its business and engaging in substantially improper conduct. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Act on Proper Management of Rental Housing

As a portion of our business, we are engaged by landlords of condominiums to provide lease management services. Under the Act on Proper Management of Rental Housing of Japan, an entity that intends to provide services for the maintenance and preservation of rental housing (including condominiums), such as inspection, cleaning and repair of the housing, and services for the management of rent, security deposits and other financial matters related to the housing, must be qualified and registered under the Act as a rental housing management business operator. In addition to the requirements for qualification as a rental housing management business operator, the Act imposes extensive regulations on rental housing management business operators, including requirements to have at least one employee at each relevant office who is qualified under the Act as an operations manager, and to provide landlords with documents describing certain information regarding the terms and performance of a contract for rental housing management services, as well as explanations of such information, prior to entering into the contract. The Minister of Land, Infrastructure, Transport and Tourism of the Government of Japan may issue a business improvement order as necessary to ensure the proper operation of rental housing management services, and may revoke the registration as a rental housing management business operator if the rental housing management business operator fails to comply with the issued business improvement order or violates a relevant provision of the Act. Separately, the Act also imposes broader and stricter regulations on the conduct of entities acting as sublessors for original lessors, including prohibitions on deceptive or misleading advertising and unreasonable solicitation of subleases. Under this regulation, the Minister of Land, Infrastructure, Transport and Tourism of the Government of Japan may order the suspension of the sublessor’s business for a period of up to one year or issue necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, if the sublessor’s conduct fails to comply with a relevant provision of the Act. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Specified Joint Real Estate Ventures Act

Under the Specified Joint Real Estate Ventures Act of Japan, an entity that intends to engage in the business of entering into certain types of specified joint venture agreements, such as those in which contributions are made by, the operation of real estate transaction (sale and purchase, exchange or lease of real estate) is entrusted to, and the proceeds generated from the real estate transaction are distributed by and among the parties thereto (as well as acting as an agent or broker for the purpose of entering into such joint venture agreements) must first obtain a license qualifying it as a specified joint real estate venture operator from the Minister of Land, Infrastructure, Transport and Tourism of the Government of Japan (in the case of having offices in two or more prefectures) or a governor of a municipal government (in the case of having one or more offices within a specific prefecture). In addition to the requirement to qualify as a specified joint real estate operator, the Specified Joint Real Estate Ventures Act imposes extensive regulations on specified joint real estate ventures in connection with the conduct of their business, including the requirement to have an employee at each relevant office who is qualified and registered under the Real Estate Brokerage Act as a real estate transaction manager and who meets certain other requirements, prohibitions on deceptive or misleading advertising and unreasonable solicitation to enter into joint venture agreements, and requirements to provide investors with documents describing certain information regarding the terms and performance of the joint venture agreement and explanations of such information prior to entering into the agreement. The Minister or the governor may revoke the license, order the suspension of business for a period of up to one year, or issue necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, if a specified joint real estate operator fails to comply with a relevant rule or requirement under the Act, including failure to comply with other laws and regulations relevant to its business and engaging in substantially improper conduct. In addition, a violation of a relevant provision of the Act may result in criminal fines and imprisonment.

Subcontracting Act

Some of our subcontracting operations are subject to the Subcontracting Act of Japan. The Act regulates certain companies that subcontract their work in order to protect subcontractors from exploitation. The Act applies (a) if the nature of the subcontracted work falls within (i) the manufacture of goods, (ii) the repair of goods, (iii) the creation of information-based products, or (iv) the provision of services, (b) if the amount of a subcontracting company’s paid-in capital under the Companies Act of Japan exceeds certain thresholds, and (c) if the amount of a subcontractor’s paid-in capital is equal to or less than certain thresholds. The Act imposes extensive regulations on subcontracting companies, including the obligation to provide subcontractors with a written form containing statutory items describing the terms and conditions of the order, such as the amount of subcontracting fees, the obligation to specify a payment due date that may not exceed 60 days from receipt of the deliverable, the prohibition of unreasonable refusal to accept the deliverable, the prohibition of unreasonable delay in payment of subcontracting fees, the prohibition of return of the deliverable, and the prohibition of unreasonable requests to rework. Violation of these regulations may result in criminal fines, and public disclosure of the violation and the issuance of an administrative order by the Japan Fair Trade Commission to remedy the violation and to take measures to prevent recurrence.

Personal Information Protection Act

As we handle certain personal information in the course of our business, we are subject to the provisions under the Personal Information Protection Act of Japan. The Act mainly concerns the (i) collection and use, (ii) storage and (iii) transfer of personal information. When personal information is collected, the purpose of use must be notified to the individual or made public (including prior public disclosure). The purpose must be specified, and the personal information collected must be used within the scope of that purpose. When personal information is stored, it must be kept secure so that it cannot be leaked. The Act requires business operators who hold personal information of others to establish an information security system. This includes establishing a basic rule for handling personal information, appointing personnel responsible for handling personal information, conducting regular training on privacy and security breaches, and conducting physical security control. In addition, when transferring personal information to a third party, it is necessary, in principle, to obtain the prior consent of the principal. Violation of a relevant regulation under the Act may result in criminal fines and imprisonment, as well as the issuance of cease-and-desist orders and public disclosure by the Japan Personal Information Protection Commission.

Act against Unjustifiable Premiums and Misleading Representations

The Act against Unjustifiable Premiums and Misleading Representations of Japan regulates the methods and means of advertisement, representation and sales promotion in a broad sense, including restrictions on bait-and-switch advertising of real estate. We must provide appropriate information in accordance with this law so as not to mislead our customers. Violation of a provision of the Act may result in criminal fines and imprisonment, as well as the issuance of orders to pay a surcharge and the issuance of necessary orders, such as a cease-and-desist order or an order to take measures to prevent recurrence, by the Secretary General of the Japan Consumer Affairs Agency.

Labor Laws

There are various labor-related laws in Japan, including the Labor Standards Act, the Labor Contract Act, and the Industrial Safety and Health Act. The Labor Standards Act regulates, among other things, minimum standards and restrictions on working conditions, including working hours and wages. The Labor Contract Act regulates, among other things, restrictions on dismissal and layoffs, changes in working conditions, and disciplinary actions. The Industrial Safety and Health Act requires, among other things, the implementation of measures to ensure the safety and protect the health of employees. Violations of these regulations may result in criminal fines and imprisonment, as well as administrative instructions and public disclosure by a competent labor standards inspection authority (with respect to the Labor Standards Act and the Industrial Safety and Health Act), in addition to claims for damages by employees in civil actions.

Other Laws and Regulations

In addition, our business is subject to a variety of laws and regulations including the Act on Building Unit Ownership, the National Land Use Planning Act, the Act on Assurance of Performance of Specified Housing Defect Warranty, the Product Liability Act, the Fire Service Act, and the Act on Control and Improvement of Amusement Business.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

(1)	Represents 6,878,250 Common Shares directly beneficially owned by Yasuyuki Nozawa and 9,373,500 Common Shares held by Propolife, LLC., a Japanese company 100% owned by Yasuyuki Nozawa, our chief executive officer, president and representative director, as of the date of this annual report. As Yasuyuki Nozawa has sole voting and dispositive power over these Common Shares, he is deemed to be the beneficial owner of these Common Shares.

(2)	Represents 5,400,360 Common Shares held by 61 shareholders of our Company, each of which holds less than 5% of our Common Shares, as of the date of this annual report.

(3)	The percentage is based upon 23,652,110 Common Shares issued and outstanding as of the date of this annual report and excludes any Common Shares issuable upon exercise of outstanding options.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

D. Property, Plants and Equipment

Facilities

We and our subsidiaries currently lease several properties in Tokyo, Sapporo, Nagoya, and Okinawa for office space, hotel, restaurant, and parking lot.

Lessee	Location	Area (Square Feet)	Rent (Monthly)	Term	Use
LogProstyle	1-2-3 Kita-Aoyama, Minato-ku	9,022	JPY9,889 thousand ($69 thousand)	February 1, 2025 to January 31, 2030	Office
LogSuite	6-2, 1-jo Nishi 8-chome, Chuo-ku, Sapporo-shi	228	JPY50 thousand ($349)	February 5, 2025 to February 4, 2027	Office
LogSuite	3-20-5 Marunouchi, Naka-ku, Nagoya-shi	217	JPY90 thousand ($628)	March 1, 2024 to February 28, 2025	Office
ProstyleRyokan	2-2-1 Kume, Naha-shi, Okinawa-ken	23,239	JPY8,808 thousand ($61 thousand)	November 6, 2020 to November 5, 2040	Hotel (Naha Kenchomae)
ProstyleRyokan	2-3-2 Kume, Naha-shi, Okinawa-ken	17,428	JPY5,000 thousand ($35 thousand)	November 30, 2020 to November 29, 2030	Hotel (Terrace Naha)
ProstyleRyokan	2-12-11 Hanakawado, Taito-ku, Tokyo	22,651	JPY11,046 thousand ($77 thousand)	June 18, 2021 to June 17, 2036	Hotel (Tokyo Asakusa)
ProstyleRyokan	5-64 Tokiwacho, Naka-ku, Yokohama City, Kanagawa Prefecture	32,786	JPY10,462 thousand ($73 thousand)	March 29, 2019 to March 28, 2029	Hotel (Yokohama Bashamichi)
LogProstyle	1-8-3 Marunouchi, Chiyoda-ku	-	JPY100 thousand ($698)	June 1, 2024 to March 31, 2025	Parking Area
LogProstyle	1-2-3 Kita-Aoyama, Minato-ku	-	JPY270 thousand ($2 thousand)	April 7, 2025 to April 30, 2026	Parking Area
Prostyle	6-23-5 Shimouma, Setagaya-ku	-	JPY28 thousand ($195)	December 22, 2024 to March 21, 2025	Parking Area
LogSuite	2-6-21 Minami-Aoyama, Minato-ku	-	JPY60 thousand ($419)	April 1, 2025 to March 31, 2026	Parking Area

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

In Japan, we are a holding company that through our subsidiaries, owns and operates a real estate renovation and resale company (with subsidiaries including construction companies, building material manufacturers, and building materials trading companies), a real estate development company (with subsidiaries including building management companies and design offices), a hotel management company, and a restaurant management company.

One of our subsidiaries, LogSuite, which is engaged in the real estate renovation and resale business, operates mainly in central Tokyo. In our real estate renovation business, LogSuite acquires condominium units from owners, and will demolish them, leaving only the framework, whereupon it will reconstruct the interior, install plumbing and other elements. In doing so, LogSuite incorporates our unique designs, which we believe is one of our core strengths. During the renovation process, LogSuite begins selling to individual customers through online platforms, including our own original internet media, LogRenove (https://www.logrenove.jp/), as well as through real estate brokers. The entire process of a condominium renovation project, from the purchase of an original condominium unit to the delivery of the completed project, typically takes approximately twelve months, including six months for construction. Under the brand “Log Mansion,” LogSuite has sold approximately 1,700 renovated condominium units over the past 15 years, establishing the “Log Mansion” condominium unit as our flagship product and signature offering.

The term “Log” appears in our name, the names of our subsidiaries, and our brands. It represents the natural solid wood used extensively in our condominium units, and is meant to evoke for our customers our commitment to ensuring that most of the natural solid wood building materials used in the interiors of the condominium units LogSuite constructs are manufactured in-house. By controlling most of the aspects, from importing raw materials to distribution and installation, we believe that our comprehensive control process enables us to supply natural solid wood in large quantities at comparatively lower prices. We believe that this enables us to attract and retain both domestic and international customers, with domestic customers representing approximately 70% and international customers accounting for approximately 30% of our total customer base.

One of our subsidiaries, Prostyle, a real estate developer, is engaged in real estate development, including the development of residential condominiums and our unique machinaka ryokan (“Machinaka Ryokan”), a particular type of hotel located in a central urban area featuring traditional Japanese elements, which offers our guests the experience of staying in a Japanese ryokan, typically found near suburban tourist attractions, but with the convenience of an urban setting. Prostyle purchases land parcels, plans and designs through its design office, and develops properties on the purchased land. During the development process, Prostyle begins selling the properties through various online platforms, including our original internet media, as well as through real estate brokers. The entire process of a condominium development project, from land purchase to delivery of the completed property, typically takes approximately 18 to 24 months, and the entire process of a hotel development project typically takes approximately 42 months.

Our hotel management subsidiary, ProstyleRyokan, manages ryokan-style hotels in Tokyo, Yokohama, and Okinawa. The concept of the hotels managed by ProstyleRyokan is to provide guests with the experience of staying in a ryokan-style hotel, which is typically in suburban tourist destinations, while providing the convenience of an urban location. For example, Asakusa is one of the most famous districts and urban areas in Japan. ProstyleRyokan targeted the area by operating a Machinaka Ryokan, a ryokan-style hotel, and designing all common areas and guest rooms to meet ryokan specifications, with approximately 70% of the guest rooms including open-air baths. All Machinaka Ryokans managed by ProstyleRyokan feature tatami flooring and private rooms with saunas. In addition, each Machinaka Ryokan is designed to reflect the unique character of its surroundings, to ensure that no two are alike.

One of the key features of our business model is our focus on niche targeting. Specifically, in the renovation business, we target affluent individuals and international customers. In the hotel management business, we target families and international tourists. By defining our target clearly, we are able to adhere to our principle of “differentiation” and offer unique products and services that are valued by our customers. Another key feature is our one-stop services, where each subsidiary plays a distinct role, enabling us to provide comprehensive real estate services to our customers. This end-to-end service model streamlines our customers’ procurement process, reducing the time and cost involved in selecting and negotiating with multiple service providers. In addition, our integrated approach provides seamless internal communication and coordination, improving overall efficiency and reducing the time required for the development process.

Factors Impacting Our Operating Results

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” and those set out below.

Limited supply of inventory available in the target areas

Our subsidiary, LogSuite, acquires pre-owned condominium units for our real estate renovation and resale business, while another subsidiary, Prostyle, acquires lands for our residential real estate development business. Prostyle also purchases and demolishes existing buildings to build new condominium buildings. During the fiscal years ended March 31, 2025 and 2024, 84.0% and 87.1% of LogSuite’s revenue and 100% and 87.5% of Prostyle’s revenue were derived from the sales of properties located in Tokyo, respectively. The residential property market in Tokyo is highly competitive with limited pre-owned condominium units, land, and existing buildings for demolishment available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of pre-owned condominium units, land, and existing buildings for demolishment to renovate pre-owned condominium units for the purpose of resale or to build new condominium buildings, in desirable locations in our market. To date, we have primarily identified pre-owned condominium units, land, and existing buildings for demolishment through real estate agencies. We also acquire pre-owned condominium units through our active market search and the information obtained from other companies in the same industry. However, there can be no assurance that our long-standing relationships with these real estate agencies will continue, or that an adequate supply of land and development sites that meet our specifications will continue to be available to us on terms similar to those available in the past, or that we will not be required in the future to devote a greater amount of capital to the acquisitions of such real estate properties than we have historically.

An insufficient supply of pre-owned condominium units, land, or existing buildings for demolishment in Tokyo or our inability to purchase or finance such real estate properties on reasonable terms could have a material adverse effect on our sales, profitability, reputation, ability to service our debt obligations, and future cash flows, which could impact our ability to compete for real estate properties. Any general real estate property shortage or any decline in the availability of suitable real estate properties that may be purchased at the prices that we deem commercially reasonable could limit our ability to develop new projects or result in increased deposit requirements or real estate property costs. Moreover, the supply of potential development sites in Tokyo will diminish over time and we may find it increasingly difficult to identify and acquire attractive real estate properties through real estate agencies at the prices we deem commercially reasonable in the future. Our real estate property acquisition costs are a major component of our cost of real estate development and sales and increases in such costs could reduce our gross margin. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenue, earnings, and margins.

Competitive market

The residential real estate industry is highly competitive, and we face competition from many sources, including from other real estate developers both in the immediate vicinity and the geographic market where our condominium units, either renovated or newly developed, are and will be located. Specifically, we compete, or will compete, with numerous housing alternatives in attracting residents, including condominiums as well as single and multifamily homes available to rent or purchase. Increased competition may prevent us from acquiring attractive pre-owned condominium units or land parcels or make such acquisitions more expensive, hinder our market share expansion, or lead to pricing pressures that may adversely impact our margins and revenue. See “Risks Factors—Risks Related to Our Business and Industry—Pre-owned condominium units and land in Tokyo are limited and if we cannot continue to successfully identify and secure an adequate inventory in these areas at commercially reasonable costs, our operations could be adversely impacted.” Competitors may independently renovate condominium units or develop land and construct housing units that are superior or substantially similar to our products and because they are or may be significantly larger, have a longer operating history, and have greater resources or lower cost of capital than us, may be able to compete more effectively in one or more of the markets in which we operate or plan to operate.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing, and real estate development resources than us. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the residential real estate developers in Japan, particularly in Tokyo, would have a material adverse effect on our business, financial condition, and results of operations.

Ability to maintain relationship with service providers and agencies

We primarily rely on service providers, including contractors, to perform the construction of substantially all of our condominiums, including the procurement of raw materials apart from natural solid wood supplied by our subsidiaries, construction, and delivery of the projects. If our contractors fail to timely construct and deliver projects, we will be subject to penalties for such delay under our contracts with customers. We also primarily rely on real estate agencies to identify land and development sites for acquisition. Therefore, to the extent such service providers and agencies experience pressures in raw materials (including an increase in the price of lumber), labor (including an increase in labor cost), or timely construction and delivery of projects, such pressures may pass through to us, which could increase our cost and adversely impact our business, prospects, liquidity, financial condition, and results of operations.

Availability, skill and performance of contractors

We engage contractors to renovate and construct substantially all of our condominiums and to select and obtain raw materials used in the renovation and construction. Accordingly, the timing and quality of our renovation and construction depend on the availability and skill of our contractors. While we have been in the past able to cooperate with reliable contractors and believe that we have a good professional relationship with our contractors, we can provide no assurance that these relationships will not deteriorate and that skilled contractors will continue to be available at reasonable rates in our markets. In addition, as we expand into new markets, we typically must develop new relationships with contractors in such markets, and there can be no assurance that we will be able to do so in a cost-effective and timely manner, or at all. The inability to enter into business relationships with skilled contractors at reasonable rates on a timely basis could have a material adverse effect on our business, prospects, liquidity, financial condition, and results of operations.

We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Under our contracts with customers with respect to our condominiums and in accordance with Japanese law, the properties we develop are subject to warranty of quality. Specifically, our condominium units, whether renovated or newly constructed, are covered by a two-year nonconformity warranty under the terms of our sales agreements. For newly constructed condominium units, the Housing Quality Assurance Act mandates that sellers provide a 10-year warranty against defects in primary structural components. Additionally, the Act on Assurance of Performance of Specified Housing Defect Warranty obliges sellers to secure their ability to fulfill this warranty by either depositing security funds with the Legal Affairs Bureau of the Ministry of Justice or obtaining housing defect warranty insurance. We have selected to purchase housing defect warranty insurance to meet this requirement. Beyond these legal requirements, we offer an extended after-sales service warranty for both renovated and newly constructed condominium units, with coverage periods ranging from two to 10 years, depending on the type of defect and the specific characteristics of each component. Lastly, for renovated condominium units, although not legally required, we purchase housing defect warranty insurance to ensure our financial capacity to address any defects that may arise.

Even though we put our best efforts in quality control and, to date, we have not discovered that our contractors have engaged in improper renovation or construction practices or have installed defective materials in our residential condominiums or buildings, we cannot guarantee that our contractors will continuously provide the services meeting our standards. Negligence or poor work quality by any contractors may result in structural defects or substandard construction quality in our condominiums, which could in turn cause us to suffer project delays, cost overruns, and financial losses, harm our reputation, or expose us to third-party claims. Even if the contractor performing the construction work in such instances is ultimately held responsible for the consequences of any such property defects, any such incidents could have lasting adverse effects on us and our business reputation. We work with more than 130 contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times. In addition, contractors may make use of third-party subcontractors with which we have no direct relationship, further limiting our ability to manage the foregoing risks. Although our construction contracts with contractors contain provisions designed to protect us, we may be unable to successfully enforce these provisions and, even if we are able to successfully enforce these provisions, the contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings, or encounter financial or other difficulties, such as supply shortages, labor disputes, or work accidents, which may cause delays in the completion of our property projects or increases in our costs.

Availability of building materials or labor

The real estate development industry experiences labor and raw material shortages from time to time. These labor and raw material shortages can be more severe during periods of strong demand for housing, during periods following natural disasters that have a significant impact on existing residential and commercial structures, or a result of broader economic disruptions.

In addition, our success in our existing markets or those we may choose to enter in the future depends substantially on our ability to source labor and local materials on terms that are favorable to us. Such markets may exhibit a reduced level of skilled labor relative to increased property development demand in these markets. In the event of shortages in labor or raw materials in such markets, local contractors, tradespeople, and suppliers may choose to allocate their resources to developers with an established presence in the market and with whom they have longer-standing relationships with. Labor and raw material shortages and price increases for labor and raw materials could cause delays in and increase our costs of home construction, which in turn could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Change in industry trends

The real estate industry is susceptible to economic trends, policy interest rate trends, land price trends, real estate sales price trends, real estate taxation, etc. Therefore, a downturn in the real estate market, a significant increase in interest rates, or other changes in the situation could affect our performance.

According to 2024 White Paper on Land, Infrastructure, and Transportation issued by the Ministry of Land, Infrastructure, Transport, and Tourism, Japan’s land prices rose for the third consecutive year, and the rate of increase expanded for all-use averages, residential land, and commercial land. In 2023, the housing demand was firm in urban centers and convenient areas with superb living environments, and land prices in these areas continued to rise. Additionally, the land prices in three major metropolitan areas, including greater Tokyo metropolitan, also continued to rise. Nevertheless, we cannot guarantee that this trend will continue. For example, Japan has recently experienced high levels of inflation, causing the Bank of Japan to announce an increase of its policy interest rate for the first time in 17 years (since February 2007). Nevertheless, while there was a rise in the Flat 35, a 35-year fixed residential mortgage rate established by the partnership among private financial institutions and the Japan Housing Finance Agency, the floating mortgage rate has been declining. See “Business—Market Opportunities—Real Estate Markets in Japan—Market outlook for new condominium units.” While the higher interest rate may theoretically result in lower real estate prices and slower real estate market, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as other policy changes (see also “—Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.”), may also adversely impact the Japanese real estate markets. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

Future Outlook of Market Trend

As for the outlook for the new condominium market, the supply of new condominiums in 2024 is expected to increase by 3.2% year-over-year in Tokyo. The popularity of high-end properties in central Tokyo is expected to continue, and sales prices are expected to remain high. It is also reported that even in the suburbs, there will be no decline in sales prices, especially for properties near train stations. As for the medium- to long-term outlook, a decline in demand due to the decline in the nationwide population is inevitable. However, the population of Tokyo is expected to remain flat for the next 25 years.

For our renovation business, the demand for pre-owned condominiums has been increasing recently due to the high sales prices of new condominiums in the central area of Tokyo, and this trend is expected to continue. The number of contracts for renovated existing condominiums is expected to continue to increase as buildings age, creating demand for renovations.

Regarding our hotel management business, since the restrictions related to the COVID-19 pandemic were eased in 2022, the hotel industry in Japan has been recovering rapidly, and the number of tourists visiting Japan has been increasing significantly. With the active promotions by the Japanese Government to strengthen the tourism industry and the weaker Japanese yen, the demand for inbound tourism is expected to increase further.

Key Financial Performance Indicators

Revenue

Our revenue is primarily derived from real estate business including condominium renovation, and real estate development, and hotel management and accommodation business.

Occupancy rate

The occupancy rate is calculated by dividing the number of rooms utilized by the total number of rooms available. The Company utilizes revenue per available room as a key performance indicator.

Average daily rate

The average daily rate is calculated by dividing the total sales by the number of rooms utilized. We set the hotel room rates based on a number of factors, including local market conditions with reference to room rates set by competitors, recent occupancy rates, and seasonal occupancy fluctuations.

Cost of revenue

Our cost of revenue is primarily comprised of the costs to purchase units, construction costs, and capitalized interests.

Gross profit and gross profit margin

Gross profit is the difference between our revenue and cost of sales. Gross profit margin is the profit expressed as a percentage of revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses are primarily comprised of personnel costs for general corporate functions and sales and marketing staff, brokerage fees, advertising expenses, taxes and dues, and outsourcing fees.

Operating profit and operating profit margin

Operating profit is the difference between our revenue and cost of revenue and selling, general and administrative expenses. Operating profit margin is the profit margin as a percentage of revenues.

Other income (expenses)

Other income (expense) is comprised of interest expenses and other income (expenses), in which, from time to time, we have non-recurring, non-operating gains and losses that are reflected through other income (expense).

A. Operating  Results

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2025 and 2024

The following table sets forth our statements of operations for the fiscal years ended March 31, 2025 and 2024:

(in thousands, except change % data)

	Years Ended March 31,			Change (2025 vs 2024)
	2025($)	2025(¥)	2024(¥)	¥	YoY %
Revenue:
Real estate	125,544	18,819,041	12,411,288	6,407,753	51.6%
Hotel	8,331	1,248,784	1,044,267	204,517	19.6%
Others	3,890	583,091	666,285	(83,194)	(12.54)%
Total revenue	137,765	20,650,916	14,121,840	6,529,076	46.2%
Cost of revenues	114,020	17,091,646	11,469,951	5,621,695	49.0%
Gross profit	23,745	3,559,270	2,651,889	907,381	34.2%
Selling, general and administrative expenses	14,788	2,216,754	1,713,388	503,366	29.4%
Operating income	8,957	1,342,516	938,501	404,015	43.0%
Other income (expense), net	(1,296)	(194,272)	(418,542)	224,270	(53.6)%
Net income before tax	7,661	1,148,244	519,959	628,285	120.8%
Income tax expense	(2,633)	(394,623)	(196,354)	(198,269)	101.0%
Net income	5,028	753,621	323,605	430,016	132.9%

Occupancy rate	-	74.7%	70.8%	-	3.9%
Average daily rate	-	20	23	(3)	(13.0)%

Revenues

Revenues increased by JPY6,529,076 thousand or 46.2% year-over-year to JPY20,650,916 thousand ($137,765 thousand) in the fiscal year ended March 31, 2025 from JPY14,121,840 thousand in the fiscal year ended March 31, 2024. The increase was primarily driven by the following factors:

●	Revenue from real estate increased by JPY6,407,753 thousand, mainly due to the increase in the number of units sold.

-	Our sales from the new condominium development increased by JPY3,427,139 thousand as the number of units sold increased by 62 units from 40 units in the fiscal year ended March 31, 2024 to 102 units in the fiscal year ended March 31, 2025.

-	Our sales from the renovated condominium increased by JPY1,976,404 thousand as the average sales price per unit increased from JPY149,126 thousand in the fiscal year ended March 31, 2024 to JPY183,104 thousand in the fiscal year ended March 31, 2025 while the number of units sold decreased by two units from 42 units in the fiscal year ended March 31, 2024 to 40 units in the fiscal year ended March 31, 2025.

●	Revenue from hotel accommodation services increased by JPY204,517 thousand, mainly due to the higher occupancy rates which increased from 70.8% in the fiscal year ended March 31, 2024 to 74.7% in the fiscal year ended March 31, 2025.

Cost of Revenues

Cost of revenues increased by JPY5,621,695 thousand or 49.0% year-over-year to JPY17,091,646 thousand ($114,020 thousand), which reflects the higher direct costs associated with the higher revenue during the fiscal year ended March 31, 2025.

Gross Profit and Gross Profit Margin

Gross profit was JPY3,559,270 thousand ($23,745 thousand) during the fiscal year ended March 31, 2025, compared to JPY2,651,889 thousand during the fiscal year ended March 31, 2024. Gross profit margin was 17.2% during the fiscal year ended March 31, 2025, compared to 18.9% during the fiscal year ended March 31, 2024.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased by JPY503,366 thousand or 29.4% year-over-year to JPY2,216,754 thousand ($14,788 thousand), primarily due to:

●	The increase in professional fees related to the audit.

●	The increase in brokerage fee resulted from the higher sales in the fiscal year ended March 31, 2025.

●	The provision for allowance for credit loss recognized related to the security deposits for a hotel in Vietnam.

Other Income (Expense), net

Other expense decreased by JPY224,270 thousand or 53.6% year-over-year from JPY418,542 thousand to JPY194,272 thousand ($1,296 thousand), primarily due to the increase in foreign currency exchange gain recognized in March 31, 2025.

Net Income

As a result of the foregoing, the net income was JPY753,621 thousand ($5,028 thousand) during the fiscal year ended March 31, 2025, compared to JPY323,605 thousand during the fiscal year ended March 31, 2024.

B. Liquidity and Capital Resources

Cash Flows/Liquidity

Cash flows for the fiscal years ended March 31, 2025 and 2024

As of March 31, 2025 and 2024, we had cash of JPY2,120,515 thousand ($14,146 thousand) and JPY1,218,241 thousand, respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, borrowing from financial institutions. We expect that our working capital will be sufficient to fund our operating expenses and cash obligations for at least the next 12 months, although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing. In the long-term, or beyond the next 12 months, we plan to finance our operations primarily through cash from operating activities, borrowing from financial institutions, private placement of capital stock, and/or other available equity financings, depending upon market conditions, among other considerations. We have no other material unused source of liquidity.

(in thousands)

	Fiscal Year Ended March 31, 2025		Fiscal Year Ended March 31,2024
	(US$)	(JPY)	(JPY)
Cash flows from operating activities:
Net income	5,027	753,621	323,605
Depreciation and amortization	961	144,087	87,027
Amortization of debt issuance costs	567	84,928	40,787
Deferred income taxes	613	91,910	76,049
Provision of allowance for credit losses	561	84,048
Changes in operating assets and liabilities:
Decrease (increase) in trade notes and accounts receivable	290	43,435	(43,872)
(Increase) in inventories, net	(627)	(93,927)	(2,944,684)
Decrease (increase) in consumption taxes receivable	425	63,639	239,859
(Increase) decrease in prepaid expenses	(298)	(44,678)	16,533
(Increase) decrease in advances to vendors	(469)	(70,369)	7,295
(Increase) in leasehold and guarantee deposits	(798)	(119,560)	(3,538)
(Decrease) in accounts payables	(270)	(40,412)	(194,318)
(Decrease) increase in accrued expenses	(682)	(102,236)	105,822
Increase (decrease) in income taxes payable	1,218	182,562	(48,438)
(Decrease) increase in contract liabilities	(670)	(100,391)	207,881
Increase (decrease) in deposits received	137	20,510	(11,878)
Other, net	(617)	(92,530)	58,597
Net cash flows provided by (used in) operating activities	5,368	804,637	(2,083,273)

Cash flows from investing activities:
Purchase of short-term investments	(2,449)	(367,150)	(13,800)
Proceeds from sales of short-term investments	1,494	223,921	50,000
Purchases of property, plant and equipment, net	(250)	(37,464)	(42,145)
Purchases of software	(131)	(19,563)	(3,186)
Purchases of long-term investments	(1,801)	(270,000)
Purchases of investment securities	-	-	(800)
Other, net	(37)	(5,599)	(3,607)
Net cash flows used in investing activities	(3,174)	(475,855)	(13,538)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(4,575)	(685,830)	(283,069)
Borrowings from long-term loans	86,370	12,946,844	9,687,048
Repayments for long-term loans	(84,777)	(12,708,107)	(6,628,349)
Proceeds from issuance of bonds	-	-	-
Redemption of bonds	(329)	(49,270)	(49,309)
Payments for finance leases	(58)	(8,664)	(7,505)
Payment for debt issuance costs	(450)	(67,498)	(78,844)
Proceeds from issuance of shares	9,204	1,379,632	270,002
Proceeds from sale of treasury shares	-	-	-
Payments of listing expenses	(1,568)	(235,037)
Net cash flows provided by financing activities	3,817	572,070	2,909,974
Effect of exchange rate changes on cash, cash equivalents and restricted cash	9	1,422	(7,273)
Net decrease in cash and cash equivalents	6,020	902,274	805,890
Cash and cash equivalents at the beginning of the year	8,127	1,218,41	412,351
Cash and cash equivalents at the end of the year	14,146	2,120,515	1,218,241

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	3,180	476,650	497,731
Cash paid for taxes	853	127,857	179,888

Operating Activities

Net cash used in operating activities decreased from the cash outflow of JPY2,083,273 thousand during the fiscal year ended March 31, 2024 to the cash inflow of JPY804,637 thousand ($5,368 thousand) during the fiscal year ended March 31, 2025. The decrease was primarily due to the increase in net income in the fiscal year ended March 31, 2025.

Investing Activities

Net cash used in investing activities increased from JPY13,538 thousand during the fiscal year ended March 31, 2024 to JPY475,855 thousand ($3,174 thousand) during the fiscal year ended March 31, 2025. The increase was primarily due to the higher amount spent on the acquisition of investments.

Financing Activities

Net cash provided by financing activity decreased from JPY2,909,974 thousand during the fiscal year ended March 31, 2024 to JPY572,070 thousand ($3,817 thousand) during the fiscal year ended March 31, 2025, mainly due to the increase in repayment of long-term and short-term loans, partially offset by the proceeds from issuance of new shares.

Contractual Obligations and Commitments

As of March 31, 2025, the Company had a total of JPY19,167,493 thousand (approximately $127,869 thousand) of contractual obligations for future payments.

	As of March 31, 2025
(In thousands in ¥)	Payments due by period:
	Currency	Interest structure	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Short-term loans	JPY	Fixed rate	¥2,585,821	¥2,585,821	¥-	¥-	¥-
Long-term debt principal payments	JPY	Fixed rate	10,346,214	5,715,834	4,082,675	279,216	268,489
Long-term debt interest payments	JPY	Fixed rate	279,075	182,759	76,443	11,924	7,949
Long-term debt principal payments	JPY	Variable rate	365,807	365,807	—	—	—
Long-term debt interest payments	JPY	Variable rate	8,810	8,810	—	—	—
Bonds	JPY	Fixed rate	82,000	52,000	30,000	—	—
Finance lease payments	JPY	Fixed rate	18,282	6,134	8,801	3,276	71
Operating lease payments	JPY	Fixed rate	5,481,484	661,211	1,238,783	1,194,494	2,386,996
Total			¥19,167,493	¥9,578,376	¥5,436,702	¥1,488,910	¥2,663,505

	As of March 31, 2025
(In thousands in US$)	Payments due by period:
	Currency	Interest structure	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Short-term loans	JPY	Fixed rate	$17,100	$17,100	$—	$—	$—
Long-term debt principal payments	JPY	Fixed rate	68,418	37,798	26,998	1,846	1,775
Long-term debt interest payments	JPY	Fixed rate	1,845	1,209	506	79	53
Long-term debt principal payments	JPY	Variable rate	2,419	2,419	—	—	—
Long-term debt interest payments	JPY	Variable rate	58	58	—	—	—
Bonds	JPY	Fixed rate	542	344	198	—	—
Finance lease payments	JPY	Fixed rate	121	41	58	22	0
Operating lease payments	JPY	Fixed rate	36,248	4,373	8,192	7,899	15,785
Total			$126,752	$63,341	$35,952	$9,846	$17,613

Off-Balance Sheet Arrangements

As of March 31, 2025, the Company did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Capital Expenditures

Our capital expenditures primarily consist of the acquisition of property and equipment.

During the fiscal year ended March 31, 2025 and 2024, we spent JPY37,464 thousand ($250 thousand) and JPY42,145 thousand, respectively, on acquisitions of property and equipment.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

Trend Information

Real Estate Markets in Japan

The economic condition of the real estate industry is intricately dependent on several key factors. In addition to economic growth and employment level, demographic trends, including population growth and urbanization, shape long-term demand for residential and commercial properties. Interest rates also play a pivotal role, as they directly influence mortgage costs, affecting both buyer affordability and investor returns. Additionally, government policies, such as tax incentives, zoning laws, and housing subsidies, can either stimulate or hinder real estate activities. Lastly, the availability of financing and credit conditions, coupled with market sentiment and consumer confidence, further determines the overall health and direction of the real estate sector.

General geographical market trends

For the long-term outlook, while the decline in condominium demand may be inevitable due to the aging society in Japan, the data published by the National Institute of Population and Social Security Research (“IPSS”) indicates that the population in Tokyo, our focus market, is expected to be less affected. According to IPSS’s report titled “the Population Projections for Japan by Region (Estimates for 2018),” Tokyo’s population is expected to remain stable over the next 25 years. Focusing on the 25 to 60 age group, which is the primary demographic for condominium purchases, the population in Tokyo’s 23 wards is expected to decrease compared to 2015. However, population concentration in the city center is anticipated to intensify. Specifically, in the three central wards of Chiyoda, Chuo, and Minato, where our condominium renovation business operates, the population aged 25 to 60 is projected to increase to 119.5% of the 2015 level by 2045, highlighting the strength of this trend.

Governmental policies regarding residential real estates

Japanese government has certain policies to lessen homebuyers’ burden at the time they purchase homes. For example, National Tax Agency (NTA) has provided the exemption of monetary tax gifts received from direct ascendants for the construction, purchase, or renovation of a residence intended for personal use and meeting certain requirements. Additionally, subject to certain conditions, NTA has allowed individuals to utilize a housing loan or similar financing to construct, acquire, or renovate a personal residence and beginning using the residence as their primary dwelling during January 1, 2022 to December 31 2025, to deduct, for the year of acquisition and subsequent years, an amount calculated based on the outstanding balance of the housing loan at the end of each year from their income tax liability. These policies were introduced to help counteract the effect of the consumption tax rate increase in 2014 and 2019 on housing demand and were extended in 2024.

Market outlook for new condominium units

In 2023, new condominium prices in the greater Tokyo metropolitan areas saw significant increases, particularly in Tokyo’s inner 23 wards. The average price per unit for new condominiums in greater Tokyo metropolitan areas, including Tokyo, Kanagawa, Saitama, and Chiba prefectures, was JPY81.01 million (approximately $536 thousand), resulting in the 28.8% increase from 2022, according to the Trends in the Metropolitan Real Estate Distribution Market (2023) by Real Estate Information Network for East Japan (REIN) dated January 22, 2024 (“REIN 2023 Report”). The average unit price per square meter (approximately 10.76 square feet) was JPY1,226,000 (approximately $8 thousand), an increase of 28.9% from 2022. Specifically, the average price per unit for new condominiums in the inner 23 wards of Tokyo in 2023 was JPY114.83 million (approximately $759 thousand), a 39.4% increase from previous year, while the average unit price per square meter was JPY1,727,000 (approximately $11 thousand), a 34.1% increase from the previous year, as reported in the Summary of New Condominium Market Trends in the Greater Tokyo Metropolitan Areas 2023 by Real Estate Economic Institute published on January 25, 2024. We believe that the increase in new condominium price is due to the higher land prices, labor costs, and raw material costs. More investors may have decided to speculatively purchase new condominium units because of the Japanese yen depreciation and rising real estate property prices.

REIN 2023 Report also indicates that the contract rate of new condominiums (the percentage of newly released condominiums that were under contract by the first month) in Tokyo fell slightly from 70.4% in 2022 to 70.3% in 2023. However, the contract rate for new condominiums in inner 23 wards of Tokyo rose by 1.8 percentage points to 71.0% in 2023.

Additionally, the housing mortgage interest rate is relatively low. In Japan, individual homebuyers typically have the option to choose between a full-term fixed interest rate, a limited-term fixed interest rate (e.g., for two, three, or five years), or a floating interest rate. Flat 35, a 35-year fixed housing mortgage rate interest provided through partnerships among private financial institutions and the Japan Housing Finance Agency, offers a fixed interest rate, ensuring stable payments and eliminating the risk of future rate hikes. As a result, Flat 35 is popular among individual homebuyers for its low rates and predictability. In contrast, floating rate loans start with a lower initial rate but carry the risk of future increases. The choice between the two depends on the borrower’s risk tolerance and ability to manage potential interest rate fluctuations over the long term, typically 30 to 35 years. The lowest Flat 35 was 1.85% as of June 2024, the increase of 0.09 and 0.36 percentage points from the lowest Flat 35 rates in June 2023 and 2022, respectively. On the other hand, the interest rates on variable-rate mortgages remain low and are trending further downward as financial institutions compete for customers. We believe that the low interest rates have been a factor in raising the willingness to purchase condominiums.

The outlook of new condominium markets in our geographic markets in 2024 is promising. The Greater Tokyo Metropolitan Area and Kinki Area Condominium Market Forecast - Supply Forecast for 2024 published by Real Estate Economic Institute on December 21, 2023, indicates the supply of new condominiums in 2024 is expected to increase by 3.2% year-on-year in the 23 wards of Tokyo. The popularity of high-end properties in central Tokyo is expected to continue and sales prices are expected to remain at high levels. Even in the eastern, more suburban wards of inner Tokyo, such as Koto and Sumida, which were believed to be less popular than the western part (for instance, Shibuya and Shinjuku), there will be no decline in sales prices for properties near train stations.

Market outlook for pre-owned condominium units

The pre-owned condominium market in the greater Tokyo Metropolitan area has experienced a significant shift since around 2019, challenging Japan’s traditional preference for new construction. According to the Trends in the Metropolitan Real Estate Distribution Market (2022) by REIN dated January 23, 2023, in 2015, 41,553 new condo units were supplied, while 34,776 pre-owned condominium contracts were recorded. However, in 2016, for the first time, the number of pre-owned condominium contracts (37,189) surpassed the supply of new units (36,960). Although these figures briefly converged in 2017 and 2018, from 2019 onwards, pre-owned condominium contracts have consistently outnumbered new unit supplies. This trend is largely due to the persistently high sales prices of newly built condominiums, particularly in Tokyo. According to the REIN 2023 Report, the average unit price per square meter for pre-owned condominium units in greater Tokyo metropolitan area in 2023 was JPY719 thousand ($5 thousand), JPY507 thousand ($3 thousand) lower than that of new condominium units in the same area. See “—Market outlook for new condominium units.” Consequently, more affordable pre-owned condominiums are increasingly being recognized as a viable option. REIN 2023 Report also shows that the number of contracts executed for pre-owned condominiums in the greater Tokyo metropolitan area in 2023 was 35,987 (up 1.6% from the previous year), exceeding the previous year’s figure for the first time in two years. By prefecture and region, the number of contracts increased year-on-year in the 23 wards of Tokyo.

Despite their affordability compared to new condominium units, pre-owned condominium unit prices are also rising. REIN 2023 Report indicates that the average unit price per square meter of contracted properties in the greater Tokyo metropolitan area in 2023 was JPY719,000 (approximately $5 thousand, an increase of 6.9% from the previous year), an increase for the eleventh consecutive year. The average unit price per square meter has increased 88.3% over the past 11 years. The prices of pre-owned condominium have risen in all four prefectures in the greater Tokyo metropolitan area. The average contract price of pre-owned condominium units in 2023 was JPY45.75 million (approximately $303 thousand, an increase of 7.0% from the previous year), rising for the eleventh consecutive year, as did the average price per square meter.

Lastly, the share of pre-owned condominium contracts for buildings less than 10 years old decreased from 27.1% in 2015 to 23.7% in 2022, according to the Real Estate Distribution Market in the Greater Tokyo Metropolitan Area by Building Age (2022) by REIN. Meanwhile, the share for buildings aged 21-30 years and those over 31 years increased from 17.1% to 18.5% and from 24.3% to 31.5%, respectively. This trend is expected to persist, with a growing number of contracts for renovated older condominiums as buildings continue to age, driving demand for renovations. We believe data is valuable for understanding the ongoing and future trends in the greater Tokyo metropolitan area’s condominium market.

Global Considerations

In addition to the war in Ukraine and the imposition of broad economic sanctions against Russia, depreciation of the yen against the US dollar and soaring prices of construction and other materials could lead to higher energy prices and disruptions in global markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. In particular, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2025 and 2024that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Significant Accounting Policies and Critical Accounting Estimates

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Use of Estimates

Significant accounting estimates reflected in our consolidated financial statements include impairment of long-lived assets and recoverability of deferred tax assets. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Revenue Recognition

The Group accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

(1)	identify the contracts with a customer,
(2)	identify the performance obligations in the contract,
(3)	determine the transaction price,
(4)	allocate the transaction price to the performance obligations in the contract and
(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

In order for an arrangement to be considered a contract, it must be probable that the Group will collect the consideration to which it is entitled for goods or services to be transferred. Once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised with each contract, determines whether those are performance obligations and the related transaction price. The Group then recognizes the sale of goods based on the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

The Group recognizes revenue from sales of real estate properties, provision of hotel accommodation services, and sales of housing equipment and material sales.

Real estate segment

Revenue from sales of real estate properties

Revenues from the sales of real estate properties are recognized at the point in time when title to and possession of the property has transferred to the customer and the Group has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation.

Hotel segment

Revenue from hotel accommodation services

Revenues from hotel accommodation services are recognized during the period when services are rendered.

Other segment

Housing equipment and material sales

Housing equipment and material sales are recognized at the point in time when the goods are delivered to the customer.

Inventories

Inventories consist of real estate inventories, raw entitled land, construction in process, including capitalized interest and housing equipment and material. Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the inventory to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, certain amenities, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, building and intangibles related to in-place leases, if any, based on their relative fair values.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost.

	Useful life	Depreciation method
Buildings	6-47 years	Straight-line method
Leasehold improvements	6-18 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture and fixtures	3-15 years	Straight-line method
Software	5 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service at the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the years ended March 31, 2025 and 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Directors and Corporate Auditors

The following individuals are our executive management and members of the board of directors and statutory board of corporate auditors.

Name	Age	Position(s)
Yasuyuki Nozawa	45	Representative Director, President and Chief Executive Officer

Satoshi Oyamatsu	43	Director, Vice President and Executive Officer

Taiji Ito	49	Director, Vice President and Executive Officer

Kentaro Tachibana	41	Director, Chief Financial Officer and Executive Officer

Shinya Sato	43	Executive Officer

Katharyn (Katie) Field	42	Director and Executive Officer

Tamotsu Moriyama	52	Independent Director

Seishi Miyajima	65	Independent Director

Izumi Takemoto	67	Independent Director

Hajime Yamashita	75	Independent Director

John A. Stapleton	44	Independent Director

Yuki Ide (Ito)*	37	Full- Time Corporate Auditor

Ryu Ishida*	37	Outside Corporate Auditor

Ruriko Takeuchi*	40	Outside Corporate Auditor

Hiroyuki Nozawa	41	Executive Officer

Tetsuya Hasegawa	47	Executive Officer

Ryuji Kitagawa	46	Executive Officer

Noriyoshi Aoshima	35	Executive Officer

Takayuki Shinmei	47	Executive Officer

Masanori Oshima	53	Executive Officer

Yu Ono	40	Executive Officer

* Members of our statutory board of corporate auditors are not members of our board of directors.

Biographical Information

The following is a summary of certain biographical information concerning our directors and corporate auditors.

Mr. Yasuyuki Nozawa is our founder and has served as our representative director, president and chief executive officer since our inception in April 2017. In addition to founding and running our Company, Mr. Nozawa also founded and has served as the representative director, president and chief executive officer of our subsidiary, LogSuite, since August 2006, founded and has served as the chairman of the board of directors of our subsidiary, Kotakino, since September 2013, has served as a director of our subsidiary, ChinoTatemonoKanri, since April 2015, has served as a director of our subsidiary, Yantai Propolife, since November 2016, founded our subsidiary, Prostyle, in February 2017 and has served as its chairman of the board of directors since August 2017, has served as the chairman of the board of directors of our subsidiary, OkinawaIgeto, since January 2018, has served as the representative director and the chairman of the board of directors of our subsidiary, ProstyleRyokan, since January 2021, has served as the chairman of the board of directors of our subsidiary, LogArchitects, since June 2022, and founded and has served as the chairman of the board of directors of our subsidiary, LogAsset, since February 2023. Mr. Nozawa attended Setagaya Gakuen High School from April 1995 to November 1997 and has attended Kyoto University of the Arts since April 2024.

Mr. Satoshi Oyamatsu has served as our director since our inception in April 2017, vice president since May 2019 and executive officer since January 2023. In addition to serving as our director, vice president and executive officer, Mr. Oyamatsu also served as a director, the executive director and the heads of several departments of our subsidiary, LogSuite, from May 2009 to December 2016, has served as the representative director and the president of our subsidiary, ChinoTatemonoKanri, since May 2016, has served as the representative director and the president of our subsidiary, Prostyle, since August 2017, and has served as a director of our subsidiary, ProstyleRyokan, since February 2019. Mr. Oyamatsu received his bachelor’s degree in physical education from Kokushikan University in 2005.

Mr. Taiji Ito has served as our director and executive officer since October 2024. While serving our Company, Mr. Ito has also served as an independent director at AERWINS Technologies Inc., an air mobility technologies developer and manufacturer (OTC: AWIN), since December 2023, and has founded and served as the representative director at 161 Consulting Inc., a Japanese consulting firm, since September 2008. Prior to joining our Company, Mr. Ito served as a director at AERWINS Technologies Inc. from April 2022 to November 2023 and its chief executive officer from March 2023 to November 2023, served as a partner at Admiral K.K., a Japanese company that focuses on hotel development, from May 2012 to May 2020, and served as the chief investment officer at META Capital Inc., a Japanese investment consulting firm, from June 2008 to October 2017. Mr. Ito received his bachelor’s degree in economics from Keio University in 1999.

Mr. Kentaro Tachibana has served as our chief financial officer since our inception in April 2017, director since June 2019 and executive officer since January 2023. In addition to serving as our chief financial officer, director and executive officer, Mr. Tachibana also served as the head of the financial department of our subsidiary, LogSuite, from July 2016 to April 2017, and has served as a corporate auditor of our subsidiary, Yantai Propolife, since December 2021. Prior to joining our Company, Mr. Tachibana worked as an accountant and senior accountant at KPMG AZSA LLC, a Japanese member firm of KPMG International, from December 2008 to July 2016. Mr. Tachibana has a certificate as a Japanese Certified Public Accountant. Mr. Tachibana received his bachelor’s degree in engineering economics from Kyushu University in 2006.

Mr. Shinya Sato has served as our director since June 2020 and executive officer since April 2023 and served as our outside corporate auditor from April 2017 to July 2017. In addition to serving as our director and executive officer, Mr. Sato also served as an outside auditor of our subsidiary, LogSuite, from May 2016 to April 2017, served as the representative director of our subsidiary, ProstyleRyokan, from June 2020 to November 2024, and has served as the representative director of our subsidiary, Kotakino, since January 2024. While serving our Company, Mr. Sato has also served as a partner at Toki Audit Corporation, a Japanese auditing firm, since July 2017, served as a representative partner at Bulls & Partners Tax Co., a Japanese tax firm, from January 2018 to June 2022, has served as a partner at Longrun Tax, a Japanese tax firm, since July 2022, and has served as a director at Longrun Corp., a Japanese accounting advisor, since June 2023. Prior to joining our Company, Mr. Sato worked as a senior accountant at KPMG AZSA LLC, a Japanese member firm of KPMG International, from December 2007 to January 2012. Mr. Sato has a certificate as a Japanese Certified Public Accountant. Mr. Sato received his bachelor’s degree in business administration from Sophia University in 2004.

Ms. Katharyn (Katie) Field has served as our independent director since October 2024. While serving our Company, Ms. Field has also served as an independent director and audit committee member at Virpax Pharmaceuticals Inc., a specialty pharmaceutical company focused on pioneering advanced healthcare solutions with its flagship product leveraging proprietary liposomal encapsulation (Nasdaq: VRPX), since July 2024, has served as an independent director and audit committee member at iSpecimen Inc., a company that provides technology that connects life science researchers who need human biofluids, tissues, and living cells for their research with biospecimens available in healthcare provider organizations worldwide (Nasdaq: ISPC), since September 2024, has served as the chief executive officer and the chairman of the board of directors at Halo Collective Inc., a company that engages in the cultivation, manufacture, transportation, and distribution of cannabis and cannabis extracts in Canada and the United States (OTC: HCANF), since July 2022, and has served as the interim chief executive officer and an executive director at Akanda Corporation, a company that engages in the cultivation, manufacture, and distribution of cannabis-based products for medicinal use worldwide (Nasdaq: AKAN), since June 2022. Prior to joining our Company, Ms. Field worked as a director at Costa Farms, a U.S. horticultural grower, from January 2013 to January 2017, worked as a consultant from January 2017 to January 2018, served as a senior vice president at MariMed Inc., a company that engages in cultivation, production, and dispensing of medicinal and recreational cannabis in the United States and internationally (OTC: MRMD), from January 2018 to March 2019, and served as the chief strategy officer at Halo Collective Inc. from April 2019 to February 2020 and its president from February 2020 to July 2022. Ms. Field received her bachelor’s degree in public policy from Stanford University in 2005 and her master of business administration degree from Columbia University in 2011.

Mr. Tamotsu Moriyama has served as our independent director since April 2017. In addition to serving as our independent director, Mr. Moriyama also served as an independent director of our subsidiary, LogSuite, from August 2015 to March 2017. While serving our Company, Mr. Moriyama has also served as the president and representative director at Maxus Corporate Advisory Inc., a Japanese mergers and acquisitions advisory firm, since April 2013, and has served as an independent director at SBI Sumishin Net Bank, Ltd., a Japanese neobank, since January 2021. Mr. Moriyama has a certificate as a Japanese Certified Public Accountant. Mr. Moriyama received his bachelor’s degree in economics from the University of Tokyo in 1995.

Mr. Seishi Miyajima has served as our independent director since April 2023. While serving our Company, Mr. Miyajima has also worked as a freelance construction and real estate consultant since June 2020 and has served as an independent director of The Japan Wool Textile Co., Ltd., a Japanese comprehensive wool manufacturer (TSE: 3201), since February 2022. Prior to joining our Company, Mr. Miyajima served as the representative director and president of Nomura Real Estate Solutions Co., Ltd., a Japanese real estate agent wholly owned by Nomura Real Estate Holdings, Inc. (TSE: 3231), from April 2013 to March 2016 and its chairman of the board of directors from April 2016 to March 2018, and served as the director, vice president and executive officer of Shinnihon Corporation, a Japanese construction and real estate company (TSE: 1879), from June 2018 to December 2019. Mr. Miyajima received his bachelor’s degree in law from Waseda University in 1983.

Mr. Izumi Takemoto has served as our independent director since April 2023. While serving our Company, Mr. Takemoto has also served as an executive officer at Idea Warehouse Corporation, a Japanese IT systems support company, since August 2018, and has served as the representative director of International Tourist Community, a Japanese incorporated association promoting tourism in Japan, since July 2017. Prior to joining our Company, Mr. Takemoto served as an executive producer at Marketingjapan, a Japanese marketing company, from July 2016 to December 2023. Mr. Takemoto received his bachelor’s degree in law from Nagoya University in 1980.

Mr. Hajime Yamashita has served as our independent director since April 2023. Prior to joining our Company, Mr. Yamashita served as the president and representative director at Cedyna Financial Corporation, a Japanese credit cards company that was merged into Sumitomo Mitsui Card Company, Limited in April 2024, from June 2010 to June 2013 and its chairman of the board of directors from June 2013 to June 2014, and served as the chairman of the board of directors at Japan Financial Services Association, a Japanese financial services self-regulatory organization, from June 2014 to June 2018. Mr. Yamashita received his bachelor’s degree in economics from Nagoya University in 1974.

Mr. John Stapleton has served as our independent director since October 2024. While serving our Company, Mr. Stapleton is also working as an attorney at Loeb & Loeb LLP, an international law firm, where he represents companies in domestic and international corporate and securities transactions with a focus on international matters involving Japanese companies, since April 2021. Previously, Mr. Stapleton worked as an attorney at the Tokyo office of Greenberg Traurig, LLP, an international law firm, focusing on securities, casino gaming and international corporate transactions from January 2016 to July 2018, and worked as an attorney at Proskauer Rose LLP, an international law firm, focusing on real estate investment trusts, and corporate and securities matters from August 2018 to April 2021. Mr. Stapleton received his Bachelor of Arts degree from St. John’s University in 2003 and his Juris Doctor degree from Chicago-Kent College of Law, Illinois Institute of Technology in 2012.

Mrs. Yuki Ide (Ito) has served as our full-time corporate auditor since March 2022. In addition to serving as our full-time corporate auditor, Mrs. Ide has also served as the full-time corporate auditor of our subsidiaries, LogSuite, Prostyle and ProstyleRyokan, since April 2023. While serving our Company, Mrs. Ide also founded Ide Yuki CPA Firm, a Japanese certified public accountant firm, and has served as its representative since March 2022. Prior to joining our Company, Mrs. Ide worked as an assistant manager at KPMG AZSA LLC, a Japanese member firm of KPMG International, from April 2010 to February 2022. Mrs. Ide has a certificate as a Japanese Certified Public Accountant. Mrs. Ide received her bachelor’s degree in law and political science from Keio University in 2010.

Mr. Ryu Ishida has served as our outside corporate auditor since August 2024. While serving our Company, Mr. Ishida has also served as a partner at Commons Law Office, a Japanese law firm, since October 2020, and has served as an outside corporate auditor at Fruta Fruta, Inc. (TSE: 2586), a Japanese food and beverage manufacturer, since June 2022. Mr. Ishida received his bachelor’s degree in law from Tohoku University in 2011, his Juris Doctor degree from the Graduate School of Law at Tohoku University in 2013 and his LL.M. degree from the National University of Singapore in 2020.

Ms. Ruriko Takeuchi has served as our outside corporate auditor since July 2023. While serving our Company, Ms. Takeuchi also served as the full-time corporate auditor of Sagri Co., Ltd, a Japanese data company, from December 2023 to August 2024. She has also been serving as an outside corporate auditor of Tsunagu Group Holdings Inc. (TSE: 6551) since December 2024. Prior to joining our Company, Ms. Takeuchi worked as an auditor and senior auditor at KPMG AZSA LLC, a Japanese member firm of KPMG International, from December 2005 to June 2011, worked as an assistant manager of finance at Unilever Japan Holdings KK, a Japanese manufacturer of foods, drinks and personal care products, from July 2011 to June 2015, has served as a partner at SUGIYAMA & CO. - CPA, a Japanese certified public accountant firm, since October 2015, worked as an assistant manager at Optimus Group Company Limited (TSE: 9268), a Japanese trading and logistics company, from July 2017 to May 2018, worked as an accounting manager at Cogent Labs Inc., a Japanese artificial intelligence development company, from June 2018 to November 2018, worked as a finance controller at UiPath Japan KK, a Japanese robotic process automation software company, from December 2018 to August 2023. Ms. Takeuchi has a certificate as a Japanese Certified Public Accountant and a certificate as a Japanese Certified Public Tax Accountant. Ms. Takeuchi received her bachelor’s degree in economics from Keio University in 2007.

Mr. Hiroyuki Nozawa has served as our executive officer since January 2023 and served as the head of our general affairs department from June 2017 to May 2018. In addition to serving as our executive officer, Mr. Nozawa also served as a director and the head of the financial department of our subsidiary, LogSuite, from February 2014 to April 2015 and its director and financial manager from May 2015 to June 2017, has served as the representative director and the president of our subsidiary, LogArchitects, since June 2022 and its director since May 2019 and served as its heads of several departments from May 2018 to June 2021 and its vice president from June 2021 to June 2022, has served as a director of our subsidiary, Yantai Propolife, since October 2019 and its general manager since April 2022, and has served as the representative director and the president of our subsidiary, OkinawaIgeto, since April 2023. Prior to joining our Company, Mr. Nozawa worked as a staff at Okasan Securities Co., Ltd., a Japanese broker, from April 2007 to March 2009. Mr. Nozawa received his bachelor’s degree in economics from Musashi University in 2007.

Mr. Tetsuya Hasegawa has served as our executive officer since April 2023. In addition to serving as our executive officer, Mr. Hasegawa also served as a manager of our subsidiary, Prostyle, from November 2020 to August 2021, served as the head of the real estate investment department of our subsidiary, LogSuite, from September 2021 to January 2023 and its director from June 2022 to January 2023, and has served as the representative director and president of our subsidiary, LogAsset, since February 2023. Prior to joining our Company, Mr. Hasegawa worked as a staff and manager at Leopalace21 Corporation (TSE: 8848), a major Japanese real estate company, from April 2001 to August 2020. Mr. Hasegawa received his bachelor’s degree in humanities from Josai International University in 2001.

Mr. Ryuji Kitagawa has served as our executive officer since June 2025. Mr. Kitagawa joined our Company in August 2024 and has served as the head of the human resources department. Prior to joining our Company, Mr. Kitagawa worked at ZENB-HOLDINGS Co., Ltd. as a human resources and labor management manager from July 2022 to June 2024. Mr. Kitagawa received his bachelor’s degree in political science from the Faculty of Law at Hosei University.

Mr. Noriyoshi Aoshima has served as our executive officer since January 2023. In addition to serving as our executive officer, Mr. Aoshima has also served as the chairman of the board of directors of our subsidiary, Yantai Propolife, since July 2017. Prior to joining our Company, Mr. Aoshima founded ECO HOUSING CO., LTD, a Japanese wholesaler, and has served as its representative director, president and chief executive officer since March 2014. Mr. Aoshima received his bachelor’s degree in business administration from Eastern Washington University in 2014.

Mr. Takayuki Shinmei has served as our executive officer since June 2024. In addition to serving as our executive officer, Mr. Shinmei also worked as a staff at our subsidiary, LogSuite, from 2006 to 2014 and served as its director from 2014 to 2017, worked as our staff from 2017 to March 2022, and has served as a director and the vice president of our subsidiary, LogSuite, since April 2022. Mr. Shinmei graduated from The First High School of Tokyo University of Agriculture in March 1996.

Mr. Masanori Oshima has served as our executive officer since June 2025. He has also served as the representative director of our subsidiary, LogArchitects, since June 2025. Mr. Oshima joined our subsidiary, LogSuite Inc., in March 2017, and was subsequently transferred to our subsidiary, LogArchitects Inc., in May 2018, where he served as the head of the construction management department. Mr. Oshima served as a director of the same company from June 2020 to June 2022, and as vice president and director of our Company from June 2022 to June 2025. Prior to joining our Company, Mr. Oshima worked at NO Field Inc. as a construction management staff member and manager from February 2014 to February 2017. Mr. Oshima studied architecture at Tokyo Institute of Technology College.

Mr. Yu Ono has served as our executive officer since November 2024. In addition to serving as our executive officer, Mr. Ono has also served as the general manager at ProstyleRyokan since July 2019, its director since December 2023, and its president and representative director since November 2024. He has also served as the representative director at Propolife Vietnam since January 2024. Prior to joining our Company, Mr. Ono served as an assistant manager at NIPPON HOTEL Co., Ltd., a hotel management company from May 2018 to June 2019. Mr. Ono graduate from Iwate Prefectural Mizusawa High School in March 2023.

Family Relationships

Mr. Yasuyuki Nozawa, our chief executive officer, president and representative director, and Mr. Hiroyuki Nozawa, our executive officer, are brothers. Other than this, none of our directors, corporate auditors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of our Executive Officers, Directors and Corporate Auditors

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. Our board of directors then, after receiving the recommendation from the Nominating and Compensation Committee, decides on the amount of compensation for each director based on certain criteria established by the Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

As for the compensation for executive officers, excluding directors, our board of directors generally takes into account the recommendation from the Nominating and Compensation Committee to determine and approve it.

Remuneration to our executive officers is comprised of base compensation. In the fiscal year ended March 31, 2025 and 2024, no executive officer was paid over JPY100 million. The Company did not grant any stock options and did not provide discretionary bonuses during the fiscal years ended March 31, 2025 and 2024. We have not set aside pension, retirement, or other benefits for our executive officers.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2025, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Executive directors (1)	¥193,747,509	¥193,747,509	5
Independent directors (2)	¥20,400,000	¥20,400,000	6
Full-time outside corporate auditor (3)	¥6,300,006	¥6,300,006	1
Outside corporate auditors (4)	¥4,200,000	¥4,200,000	3

(1) Consists of Messrs. Yasuyuki Nozawa, Satoshi Oyamatsu, Kentaro Tachibana, Shinya Sato, and Taiji Ito.

(2) Consists of Messrs. Tomotsu Moriyama, Seishi Miajima, Izumi Takemoto, Hajime Yamashita, John A. Stapleton, and Ms. Katharyn Field.

(3) Our full-time outside corporate auditor is Ms. Yuke Ide (Ito).

(4) Consists of Ms. Ruriko Takeuchi, Mr. Ryu Ishida, and Mr. Takaharu Matsumura.

Performance-Based Stock Compensation Plan

On June 30, 2025, we adopted a performance-based stock compensation plan (the “Plan”) for directors (excluding independent directors), executive officers, and directors of subsidiaries who do not currently serve as directors of the Company. The purpose of the Plan is to align incentives with the long term interest of shareholders.

Performance Evaluation Period. The period for evaluating performance goals shall be one year (from April 1, 2025 through March 31, 2026).

Plan Structure. Under the Plan, eligible participants are awarded compensation comprising of a combination of Common Shares and cash. The number of shares and amount of cash granted are determined based on: the degree of achievement of pre-established performance targets; the length of service during the applicable evaluation period; and adjustments for changes in the participant’s position.

Limits and Conditions. The total amount of the monetary claims and cash to be granted under the Plan for each Performance Evaluation Period shall not exceed JPY 200 million (excluding salaries for Directors who also serve as employees), and the total number of Common Shares to be delivered shall not exceed 500,000 shares per Performance Evaluation Period. Shares are issued or treasury shares disposed of at a price determined by the closing price on the NYSE American (or other applicable U.S. exchange) on the trading day prior to the relevant Board resolution, converted to Japanese yen. Awards may be prorated for mid-year appointments or early resignations for justifiable reasons.

Adjustments and Forfeitures. If a participant resigns without justifiable reason, engages in misconduct, or otherwise fails to meet the Plan’s conditions (e.g., competition, regulatory violations, or failure to complete delivery procedures), all rights under the Plan are forfeited. In the event of death, the successor may receive a cash payment equivalent to the calculated value of shares based on the closing price on the date of retirement. In the case of reorganizations (e.g., merger, share exchange, stock split, share acquisition demands), cash may be delivered instead of shares, based on the market value as of the date of shareholder or Board approval.

Clawback Provision. The Plan includes a clawback clause allowing us to reclaim all or part of the shares or cash delivered if, within one year of delivery (or other period set by the Board), it is determined that serious accounting irregularities, gross negligence, or intentional misconduct by a participant materially harmed our financial condition or performance.

As of the date of this annual report, no awards have been granted under the Plan.

C. Board Practices

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NYSE American listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC and the NYSE American listing standards. Under the SEC rules and the NYSE American listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NYSE American permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Part 8 of the NYSE American LLC Company Guide. Of particular note, the following rules under Part 8 of the NYSE American LLC Company Guide are exempt from Japanese law requirements:

●	Section 802(a) of the NYSE American LLC Company Guide requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require a majority of our board of directors to be independent directors. Our board of directors, however, is currently comprised of 11 directors, six of which are considered “independent,” as determined in accordance with the applicable sections of the NYSE American LLC Company Guide.

●	Section 803B(2)(a) of the NYSE American LLC Company Guide requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor (referred to as the corporate auditor) or a statutory board of corporate auditors. We have a three-member board of corporate auditors, which will meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Management-Board of Corporate Auditors” below for additional information.

●	Section 805(a) of the NYSE American LLC Company Guide requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established a nominating and compensation committee comprised of at least three directors, a majority of whom are independent directors as qualified under Japanese law (the “Nominating and Compensation Committee”), to advise our board of directors, when consulted, with respect to the compensation of our directors and executive officers. Our board of directors collectively participates in the discussion and determination of compensation for our directors and executive officers (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) and other compensation related matters, and the Nominating and Compensation Committee will provide advice on this matter when consulted by the board of directors. In addition, our corporate auditors discuss and determine the compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without the involvement of our board of directors.

●	Section 804(a) of the NYSE American LLC Company Guide requires that a listed company’s nominating and corporate governance committee be comprised solely of independent directors. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee to advise our board of directors, when consulted, with respect to nominees for election or re-election to our board of directors or for appointment to fill any vacancy, as well as recommend to our board of directors with respect to the appointment of our executive officers. Our board of directors collectively participates in the nomination process of potential directors and executive officers and oversees our corporate governance practices, and the Nominating and Compensation Committee will provide advice for the nomination of directors when consulted by the board of directors.

●	Section 123 of the NYSE American LLC Company Guide recommends a quorum of at least 33 1∕3% of the shares issued and outstanding and entitled to vote and requires that, if less is specified, NYSE American should be consulted before filing the original listing application. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Additionally, the Company intends to avail itself under the “controlled company” exemptions as long as we meet the requirements for such exemption. The “controlled company” exception to the rules of the NYSE American provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American. Following this offering, Yasuyuki Nozawa will control approximately 65.49% of the aggregate voting power of our issued and outstanding Common Shares, assuming he will sell all of the Resale Shares offered for sale by the Resale Prospectus and no exercise of the underwriters’ over-allotment option, or approximately 64.49%, assuming he will sell all of the Resale Shares offered for sale by the Resale Prospectus and full exercise of the underwriters’ over-allotment option. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE American.

As a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company), we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we intend to take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the NYSE American and cease to be a “controlled company” under the rules of the NYSE American and our Common Shares continue to be listed on the NYSE American, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of the NYSE American, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every month. Under the Companies Act and our articles of incorporation, our Company shall have no more than 15 directors on our board of directors. Our board of directors is currently comprised of 11 directors, including six independent directors. Directors are identified and recommended by the Nominating and Compensation Committee, nominated at the board level and elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over the Company’s affairs and represent the Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Qualification

Under our articles of association, a director is not required to hold any shares in the Company by way of qualification. A director who is not a shareholder of the Company is nevertheless entitled to attend the general meetings.

Board of Corporate Auditors

With respect to the requirements of Rule 10A-3 under the Exchange Act and Part 8 of the NYSE American LLC Company Guide relating to listed company audit committees, we chose to rely on exemptions under these rules that are available to foreign private issuers with a board of corporate auditors meeting certain requirements. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than three corporate auditors. Under the Companies Act, nomination of corporate auditors by the board of directors is subject to the approval of the board of corporate auditors, which also has the right to require the board of directors to nominate designated candidates (including the incumbent corporate auditors) for the position of corporate auditors, and corporate auditors are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor set forth in the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of the Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to the Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of the Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent the Company in: (i) any litigation between the Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to the Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to the Company. A corporate auditor can file court actions relating to the Company within the authority of our corporate auditors, such as an action to nullify the incorporation of the Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from NYSE American

Companies listed on the NYSE American must comply with certain standards regarding corporate governance under Part 8 of the NYSE American LLC Company Guide. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Part 8 of the NYSE American LLC Company Guide.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Part 8 of the NYSE American LLC Company Guide and those followed by the Company.

Corporate Governance Practices Followed by NYSE American- listed U.S. Companies	Corporate Governance Practices Followed by LogProstyle

1. A NYSE American-listed U.S. company must have a majority of directors meeting the independence requirements under the NYSE American LLC Company Guide.

For Japanese companies, including LogProstyle, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from LogProstyle’s management.

All members of board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including LogProstyle, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of LogProstyle or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of LogProstyle or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of LogProstyle or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of LogProstyle.

As of March 31, 2025, LogProstyle had three members of the board of corporate auditors, all of whom were “outside” members of the board of corporate auditors.

Corporate Governance Practices Followed by NYSE American -listed U.S. Companies	Corporate Governance Practices Followed by LogProstyle

2. A NYSE American-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

LogProstyle employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by LogProstyle’s independent auditors and on such independent auditors’ audit reports, for the protection of LogProstyle’s shareholders.

As of March 31, 2025, LogProstyle had three members of the board of corporate auditors.

Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of LogProstyle is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, LogProstyle relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A NYSE American -listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	LogProstyle’s directors are elected at a general meeting of shareholders. The members of the board of corporate auditors are also elected at a general meeting of shareholders of LogProstyle. A proposal by LogProstyle’s board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. LogProstyle’s board of directors collectively participates in the discussion and determination of the nomination and compensation of the board and officers, it established a Nominating and Compensation Committee to advise its board of directors, when consulted with respect to nomination and compensation matters.

Corporate Governance Practices Followed by NYSE American -listed U.S. Companies	Corporate Governance Practices Followed by Logprostyle

4. A NYSE American-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least two members.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.

The total amount of compensation for LogProstyle’s directors and the total amount of compensation for the members of the LogProstyle’s board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members. The board of directors established a Nominating and Compensation Committee provides advice on the matter of compensation for directors and executive officers, subject to the total amount of compensation approved at the general meeting of shareholders, when consulted by the board of directors.

There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Nominating and Compensation Committee

While we will not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide because we will be a “foreign private issuer” and a “controlled company” within the meaning of the corporate governance standards of NYSE American, our board of directors had opted to, as permitted under the Companies Act, establish an advisory nominating and compensation committee to assist it to:

●	identify and recommend nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	recommend to our board of directors with respect to the appointment of our executive officers; and

●	review and recommend to our board of directors with respect to the compensation of our directors and executive officers.

Under the charter of the Nominating and Compensation Committee, the Nominating and Compensation Committee shall consist of at least three directors with a majority of independent directors and the members shall be appointed by the board of directors. As of the date of this annual report, the Nominating and Compensation Committee consists of the representative director and the four independent directors.

Limitation of Liability of Directors and Corporate Auditors

Our articles of incorporation include limitation of liability provisions for directors and corporate auditors, pursuant to which our board of directors can authorize the Company to exempt the directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

In accordance with our articles of incorporation and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with non-executive directors (as defined under the Companies Act, for which our independent directors are qualified) and corporate auditors to limit his or her liability to the Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. As of the date of this annual report, we have entered into limited liability agreements with all of our independent directors and corporate auditors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions).

D. Employees

Employees

As of March 31, 2025, we and our subsidiaries had 152 full-time employees and 133 part-time employees. The following table shows the number of the employees categorized by areas of operations as of March 31, 2025:

Function/Department	number
Management	20
Finance and Accounting	9
Sales and Marketing	63
Business Operation and Others	187
Human Resources	3
General Affairs	3
Total amount	285

None of our employees is represented by a union. We consider our relations with our employees to be good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Compensation Recovery Policy

In accordance with Rule 10D-1 under the Exchange Act and Section 811 of the NYSE American Company Guide, on June 30, 2025, the Board adopted a compensation recovery policy to provide for the recovery of erroneously awarded incentive-based compensation.

As of the date of adoption, the Company does not maintain or provide any incentive-based compensation that is subject to recovery under this policy. However, in the event that such compensation is awarded in the future, the Company will comply with the requirements of Rule 10D-1, including the recovery of incentive-based compensation received by current or former executive officers during the three completed fiscal years preceding a required accounting restatement due to the Company’s material noncompliance with financial reporting requirements under the federal securities laws.

The Company will apply this policy if and when incentive-based compensation arrangements are adopted in the future, and shall comply with all applicable recovery obligations in the event of a triggering restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of March 31, 2025, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of March 31, 2025, based on 23,652,110 common shares outstanding.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o LogProstyle Inc., 1-2-3, Kita-Aoyama, Minato-ku, Tokyo.

	Common Shares Beneficially Owned
	Number	Percent
Directors, Corporate Auditors and Executive Officers:

Yasuyuki Nozawa(1)	16,251,750	68.71%

Satoshi Oyamatsu	542,658	2.29%

Kentaro Tachibana	15,000	*

Shinya Sato	87,750	*

Taiji Ito	-	-%

Tamotsu Moriyama	-	-%

Seishi Miyajima	-	-%

Izumi Takemoto	-	-%

Hajime Yamashita	-	-%

John Stapleton	-	-%

Katharyn (Katie) Field	-	-%

Yuki Ide (Ito)	21,000	*

Ryu Ishida	-	-%

Ruriko Takeuchi	-	-%

Hiroyuki Nozawa	379,500	1.60%

Tetsuya Hasegawa	18,000	*

Makiko Kashiguchi	3,000	*

Noriyoshi Aoshima	3,000	*

Takayuki Shinmei	6,000	*

Yu Ono	-	-%

All directors, corporate auditors and executive officers as a group (16 individuals):	17,327,658	73.26%

5% Shareholders:

Propolife, LLC.(1)	16,251,750	68.71%

* Less than 1%

(1)	Represents: (i) 6,878,250 Common Shares directly beneficially owned by Yasuyuki Nozawa; and (ii) 9,373,500 Common Shares held by Propolife, LLC., a Japanese company 100% owned by Yasuyuki Nozawa, our chief executive officer, president and representative director. As Yasuyuki Nozawa has sole voting and dispositive power over these Common Shares, he is deemed to be the beneficial owner of these Common Shares. The address for Propolife, LLC. is 1-14-10 Shirokane, Minato-ku, Tokyo 108-0072, Japan.

B. Related Party Transactions

None.

Family Relationships

Mr. Yasuyuki Nozawa, our chief executive officer, president and representative director, and Mr. Hiroyuki Nozawa, our executive officer, are brothers.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B. Significant Changes

See Note 20 to  the Consolidated Financial Statements in Item 18 for disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Common Shares began trading on the NYSE American on March 25, 2025, under the symbol “LGPS.” Prior to that date, there was no public trading market for our Common Shares.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9.A. Offer and Listing Details” above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Incorporation

The information set forth in Exhibits 1.1 and 1.2 to this annual report are incorporated herein by reference.

C. Material Contracts

None.

D. Exchange Controls

Japanese Foreign Direct Investment Regulations

The following is intended to provide an overview of Japanese foreign direct investment regulations in connection with an investment in our Common Shares and is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This overview does not cover all relevant considerations, requirements or procedures that may apply to a particular investor, and potential investors should consult their own advisors to ascertain the overall consequences of the acquisition, ownership and disposition of our Common Shares under the regulations.

Acquisition of Shares

The Foreign Exchange and Foreign Trade Act of Japan and related cabinet orders and ministerial ordinances, as amended (collectively, the “FEFTA”), require certain procedures for certain transactions, including the acquisition of shares of Japanese corporations by “Foreign Investors” (as defined in the FEFTA, as described below), which may apply to the purchase of our Common Shares.

Definition of Foreign Investors

“Non-Residents” are defined in the FEETA as individuals who are not domiciled or resident in Japan and legal entities whose principal offices are not located in Japan:

“Foreign investors” are defined in the FEETA as:

(i)	Non-Resident individuals;

(ii)	Entities established under foreign laws or having their principal offices outside Japan;

(iii)	Corporations in which 50% or more of the total voting rights is held, directly or indirectly, by Non-Resident individuals and entities established under foreign laws or whose principal offices are located outside Japan;

(iv)	Partnerships (1) formed under the Civil Code of Japan for the purpose of investment business, (2) formed under the Limited Partnership Act for Investment of Japan and (3) formed under foreign laws and similar to the partnerships referred to in (1) or (2) above, which meet either of the following two conditions:

(a)	50% or more of the total capital contribution to the partnership is made by

(A) Non-Resident individuals,

(B) entities established under foreign laws or having their principal offices outside Japan,

(C) corporations in which 50% or more of the total voting rights are held, directly or indirectly, by Non-Resident individuals and entities established under foreign laws or having their principal offices outside Japan,

(D) entities in which Non-Resident individuals constitute a majority of the officers or officers having the authority to represent the entity, and

(E) partnerships in which a majority of the executive partners fall within items (A) through (D) above.

(b)	A majority of the executive partners of the partnership are

(A) persons or entities described in items (A) through (E) in the preceding paragraph,

(B) the partnerships in which 50% or more of the total capital contribution is made by persons or entities described in items (A) through (E) in the preceding paragraph, and

(C) a limited liability partnership formed under the Limited Liability Partnership Act of Japan, in which a majority of the executive partners are Non-Residents individuals, persons or entities described in (A) or (B) above, or any officers of entities falling within (A) or (B) above;

(v)	An entity in which a majority of its officers (meaning directors or other equivalent persons) or of the officers who have the authority to represent are Non-Resident individuals.

Prior Filing and Post-Investment Notification (or Exemption from Prior Filing)

Under the FEFTA, among other triggering events, a Foreign Investor seeking to acquire shares of a Japanese corporation that are not listed on a stock exchange in Japan is subject to a prior filing requirement, regardless of the number of shares acquired, if such Japanese corporation or its subsidiaries in Japan engage in any of the businesses designated under the FEFTA (“Designated Businesses”) from a national security perspective. Such businesses include, but are not limited to, manufacturing related to weapons, aircraft, space and nuclear energy, agriculture, fishery, mining, utilities, data processing, software-related services, and information and communication technology services.

As of the date of this annual report, LogProstyle and its subsidiaries in Japan are not engaged in any of the Designated Businesses under the FEFTA that would require the prior filing for the purchase of our Common Shares.

If the case where a Japanese corporation that is not listed on a stock exchange in Japan or its subsidiary in Japan engages in any of the Designated Businesses, and thus the prior filing is required for the acquisition of the shares of such corporation, a Foreign Investor must first submit a prior application describing the proposed acquisition of shares to the relevant governmental authorities through the Bank of Japan and wait until the acquisition is approved by the relevant governmental authorities, unless certain exemptions apply. Without such clearance, the Foreign Investor will not be permitted to acquire the shares. Once clearance is obtained, the Foreign Investor may acquire shares up to the number specified in the application within six months from the date of submission of the application. While the standard waiting period for clearance is 30 days, the waiting period may be expedited or extended at the discretion of the relevant governmental authorities, depending on the degree of potential national security impact and the progress of the relevant authorities’ investigation (typically through inquiries by the authorities and responses by the Foreign Investor). In addition to the prior filing requirement described above, if a Foreign Investor who has made a prior filing and received approval acquires and subsequently disposes of the shares, the Foreign Investor must file a post-investment notice to report the completed acquisition or subsequent sales. Such post-investment notice filing must be made no later than 45 days after the acquisition or disposition of the shares.

However, the above prior filing and post-investment notice filing may, in principle, be exempted as long as the Japanese corporation does not engage in any of the “core businesses” that are specified among the Designated Businesses under the FEFTA and if (i) the Foreign Investor or its related persons do not assume the office of our director or corporate auditor, (ii) the Foreign Investor does not propose the transfer or abolition of the business in the designated business at the shareholders’ meeting of the Japanese corporation, and (iii) the Foreign Investor does not have access to non-public technical information related to the Designated Business. In such a case, a post-investment report must be filed no later than 45 days after the acquisition of the shares and no later than 45 days after certain changes occur in the Foreign Investor, such as a change in the shareholder holding 10% or more of its shares.

Post-Investment Report (When Prior Filing is Not Applicable)

Under the FEFTA, in the case where a Japanese corporation that is not listed on a stock exchange in Japan does not engage in any of the Designated Businesses, and thus prior filing is not required, if a Foreign Investor acquires shares of such corporation from non-Foreign Investors whereby either the shareholding ratio of the Foreign Investor based on the number of issued and outstanding shares or the voting rights ratio is 10% or more, the Foreign Investor is, in principle, required to file a post-investment report no later than 45 days after the acquisition of the shares.

Payments

The FEFTA also applies to certain payments between “Residents” and “Non-Residents” or foreign countries.

“Residents” are defined in the FEFTA as individuals having a domicile or residence in Japan and legal entities having their principal offices in Japan.

Under the FEFTA, if a Resident receives a single payment of more than JPY30 million ($0.2 million) from a Non-Resident or a foreign country, or if a Resident makes a single payment of more than JPY30 million ($0.2 million) to a Non-Resident or a foreign country, including for the transfer of shares in a Japanese corporation, such Resident is required to report each receipt or payment to the Ministry of Finance of Japan within certain periods (which vary depending on the circumstances and may be as short as 10 days).

E. Taxation

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Common Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Common Shares, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is intended to provide an overview of the main Japanese tax consequences (limited to national tax) to which holders of our Common Shares who are non-resident individuals or non-Japanese corporations that do not have a permanent establishment in Japan (such individuals and corporations are collectively referred to in this section as “non-residents”). The following statements regarding Japanese tax law are based on the laws and treaties in effect as of the date of this annual report and as interpreted by the Japanese tax authorities, and are subject to any applicable Japanese laws, tax treaties, conventions or agreements, or changes in their interpretation, occurring after the date of this annual report. This summary does not cover all tax considerations that may apply to a particular investor, and potential investors should consult their own tax advisors to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our Common Shares, including tax consequences under Japanese law, the laws of their country of residence and any tax treaty, convention or agreement between their country and Japan.

In general, non-resident is subject to Japanese income tax withheld with respect to dividends on shares (which for purposes of this section means distributions from surplus under the Companies Act) paid by Japanese corporations, and such tax will be withheld prior to payment of such dividends. Stock splits are generally not subject to Japanese income and corporate taxes.

In the absence of a tax treaty, convention, or agreement that reduces the maximum rate of Japanese withholding tax or grants an exemption from Japanese withholding tax, under Japanese tax law, the rate of Japanese withholding tax applicable to dividends on Japanese corporations’ shares paid to non-residents is generally 20.42% (20% for dividends payable on or after January 1, 2038). However, with respect to dividends on listed shares of Japanese corporations paid to non-residents, other than any individual shareholder who holds 3% or more of the total outstanding shares (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% (15% for dividends payable on or after January 1, 2038). The withholding tax rates above include the special additional tax for reconstruction (2.1% multiplied by the original applicable withholding tax rate of 15% or 20%) to be imposed from January 1, 2013 to December 31, 2037 to finance reconstruction from the Great East Japan Earthquake.

Where a distribution is made from capital surplus rather than retained earnings under the Companies Act, the portion of the distribution that exceeds the amount corresponding to the return of capital as determined under Japanese tax law is a deemed dividend under Japanese tax law, and the remaining portion is treated as a return of capital under Japanese tax law. The deemed dividend portion, if any, generally receives the same tax treatment as the dividend described above, and the capital refund portion generally is treated as income from the sale of shares and receives the same tax treatment as the sale of our shares described below. Note that the capital return is not subject to withholding tax and the difference between the capital return and the purchase price is treated as income from the sale. Distributions made by a Japanese corporation in consideration for the repurchase of its shares or in connection with certain reorganization transactions will be treated in substantially the same manner.

Japan has income tax treaties with Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, and other countries that reduce the withholding tax rate (including special income tax for reconstruction) for portfolio investors to a normal 15%. Income tax treaties with France, Hong Kong, the Netherlands, Portugal, Switzerland, the United Arab Emirates, Australia, Sweden, Belgium, the United Kingdom, and the United States reduce the withholding tax rate for portfolio investors to generally 10%, while income tax treaties with Spain and other countries reduce the withholding tax rate for portfolio investors to generally 5%, as of the date of this annual report. In addition, under the income tax treaty between Japan and the U.S., dividends paid to a pension fund that is a qualified U.S. resident entitled to treaty benefits are exempt from Japanese income tax by withholding or other means, unless the dividends arise directly or indirectly from the conduct of business by the pension fund. The same treatment applies to dividends paid to pension funds under income tax treaties between Japan and Belgium, Denmark, Spain, the United Kingdom, the Netherlands, Switzerland, and other countries. Under Japanese tax law, the reduced maximum tax rate applicable under the tax treaties applies if the maximum tax rate is lower than the rate applicable under Japanese tax law with respect to dividends paid by a Japanese corporation on its shares.

Non-residents who are eligible for reduction or exemption from Japanese withholding tax on dividends of shares under applicable tax treaties should submit an “Income Tax Treaty Application for Reduction of Japanese Income Tax and Special Reconstruction Income Tax on Dividends” through the payer of the dividends prior to the payment of the dividends, together with the required documents, to the relevant tax authorities. A standing proxy for the non-resident may be used to submit the application on behalf of the non-resident. In addition, certain simplified special application procedures may be available to non-residents who are entitled to treaty benefits for reduction or exemption of Japanese source income tax by submitting the “Application for Special Provisions under the Income Tax Act for Reduction of Japanese Income Tax and Special Income Tax for Reconstruction on Listed Shares, etc.” The application form must be submitted with the required documents. If the required application form is not submitted in advance, by following certain subsequent application procedures, the non-resident may require a refund of withholding tax in excess of the tax rate under the applicable tax treaty (if the non-resident is eligible for the reduced tax rate under the applicable tax treaty) or the entire amount of withholding tax (if the non-resident is eligible for the exemption under the applicable tax treaty). The corporation paying the dividends has no responsibility to secure withholding or exemption from withholding at reduced treaty rates for eligible non-residents who do not take the necessary steps as described above.

Gains earned by non-resident holders who are portfolio investors from the sale of Japanese corporations’ shares outside of Japan are generally not subject to Japanese income tax and corporate tax. However, there are some exceptional cases, such as share transfers by large shareholders, in which taxation may be imposed. In addition, inheritance and gift taxes at a progressive rate may be imposed on the transfer of the shares from other individuals even if neither the heir, the decedent, the donor, nor the recipient of the gift is a resident of Japan.

United States Federal Income Taxation

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Common Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Common Shares);

●	persons who acquired our Common Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Common Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Common Shares; or

●	persons holding our Common Shares through a trust.

The brief summary discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Common Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Common Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Common Shares. It is directed to U.S. Holders (as defined below) of our Common Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Common Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Common Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Common Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Common Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Common Shares are urged to consult their tax advisors regarding an investment in our Common Shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Common Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Common Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and Japan, clause (1) above is satisfied. Additionally, only if the Common Shares are readily tradable on an established securities market in the United States it will also satisfy clause (1). Under U.S. Internal Revenue Service authority, Common Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Common Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Common Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Common Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Common Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Common Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Common Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Common Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Common Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Common Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Common Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Common Shares.

If we are a PFIC for your taxable year(s) during which you hold Common Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Common Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Common Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if you hold the Common Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Common Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Common Shares as of the close of such taxable year over your adjusted basis in such Common Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Common Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Common Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Common Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Common Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Common Shares. Your basis in the Common Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NYSE American LLC. If the Common Shares are regularly traded on the NYSE American LLC and if you are a holder of Common Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Common Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Common Shares, including regarding distributions received on the Common Shares and any gain realized on the disposition of the Common Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Common Shares, then such Common Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Common Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Common Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Common Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Common Shares when inherited from a decedent that was previously a holder of our Common Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Common Shares, or a mark-to-market election and ownership of those Common Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Common Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Common Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Common Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Common Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-283286), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our common shares.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://www.logprostyle.co.jp/. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

With respect to references made in this annual report to any contract or other document relating to the Company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

We transact our operating activities mainly in Japan, and the majority of our cash generated from revenue is denominated in Japanese yen. Our expenses are generally denominated in Japanese yen. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. We acknowledge the recent volatility of the U.S. dollar but believe we are relatively insulated from foreign exchange risk, as most of our economical transactions are conducted within Japan and using the Japanese yen.

Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase our prices to keep pace with these increased expenses.

Interest Rate Risk

As of March 31, 2025, we had cash and cash equivalents that consisted of bank deposits. We did not have investment or other interest-earning instruments that carry a high degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

On March 24, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, as representative of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 2,000,000 common shares (the “Common Shares”). The Company also granted the underwriters a 45-day option to purchase up to 300,000 additional Common Shares on the same terms and conditions for the purpose of covering any over-allotments in connection with the IPO.

On March 26, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-283286), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024, as amended, and a post-effective amendment thereto was declared effective by the SEC on March 24, 2025. The Common Shares were priced at $5.00 per Common Share, and the offering was conducted on a firm commitment basis. The Common Shares were approved for listing on the NYSE American LLC and commenced trading under the ticker symbol “LGPS” on March 25,2025.

The amount of expenses incurred in connection with the offering, including underwriters discounts and commissions were US$4,588,189. The net offering proceeds to the Company was US$5,411,811. The proceeds are intended to be used for   the development and expansion of ProstyleRyokan’s business operations, including the development and management of additional Machinaka Ryokans in Japan, such as in Tokyo, Osaka, and Kyoto, as well as through joint ventures with local companies to jointly develop Machinaka Ryokans in the United States and Dubai, United Arab Emirates, and for the development and expansion of our real estate renovation and resale business under our brand “Log Mansion” in Japan, other Asian countries, and the United States by investing in or acquiring local real estate companies in these regions.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of March 31, 2025, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not    effective as of March 31, 2025 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In fiscal year ended March 31, 2025, we expect to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a written code of ethics and business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our Code of Ethics and Business Conduct is attached to this annual report as Exhibit 11.1 and is also available on our website at https://www.logprostyle.co.jp/. The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grassi & Co., CPAS, PC (“Grassi”) served as our independent registered public accounting firm for the years ended March 31, 2024. We subsequently terminated our engagement with Grassi and engaged Bush & Associates CPA LLC (“Bush”) on February 5, 2025. The following table sets out the aggregate fees for professional audit services and other services rendered by Grassi and Bush for each of the years ended March 31, 2025 and 2024. The engagement of the auditor was approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended March 31
(in thousands)	2025
Audit Fees (1)	¥129,561,140
Audit-Related Fees (2)	16,361,568
Tax Fees (3)	-
All Other Fees (4)	-
Total	¥145,922,708

(1)	Audit Fees were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.

(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning.

(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 30, 2025, our Board of Directors authorized a share repurchase program of up to USD $543,455 of our common stock. As of the date of this Annual Report, no repurchases had been made under this program.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to rely on the foreign private issuer exemption from certain corporate governance requirements under the NYSE American rules. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The NYSE American listing standards provide that a foreign private issuer may follow the practices of its home country, which for us is Japan, rather than the NYSE American rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. We intend to take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

i.	the majority of our executive officers or directors are U.S. citizens or residents;

ii.	more than 50% of our assets are located in the United States; or

iii.	our business is administered principally in the United States.

In this annual report, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

NYSE American Standards

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NYSE American listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC and the NYSE American listing standards. Under the SEC rules and the NYSE American listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NYSE American permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Part 8 of the NYSE American LLC Company Guide. Of particular note, the following rules under Part 8 of the NYSE American LLC Company Guide are exempt from Japanese law requirements:

●	Section 802(a) of the NYSE American LLC Company Guide requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require a majority of our board of directors to be independent directors. Our board of directors, however, is currently comprised of 11 directors, six of which are considered “independent,” as determined in accordance with the applicable sections of the NYSE American LLC Company Guide.

●	Section 803B(2)(a) of the NYSE American LLC Company Guide requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor (referred to as the corporate auditor) or a statutory board of corporate auditors. We have a three-member board of corporate auditors, which will meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Management-Board of Corporate Auditors” below for additional information.

●	Section 805(a) of the NYSE American LLC Company Guide requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established a nominating and compensation committee comprised of at least three directors, a majority of whom are independent directors as qualified under Japanese law (the “Nominating and Compensation Committee”), to advise our board of directors, when consulted, with respect to the compensation of our directors and executive officers. Our board of directors collectively participates in the discussion and determination of compensation for our directors and executive officers (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) and other compensation related matters, and the Nominating and Compensation Committee will provide advice on this matter when consulted by the board of directors. In addition, our corporate auditors discuss and determine the compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without the involvement of our board of directors.

●	Section 804(a) of the NYSE American LLC Company Guide requires that a listed company’s nominating and corporate governance committee be comprised solely of independent directors. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee to advise our board of directors, when consulted, with respect to nominees for election or re-election to our board of directors or for appointment to fill any vacancy, as well as recommend to our board of directors with respect to the appointment of our executive officers. Our board of directors collectively participates in the nomination process of potential directors and executive officers and oversees our corporate governance practices, and the Nominating and Compensation Committee will provide advice for the nomination of directors when consulted by the board of directors.

●	Section 123 of the NYSE American LLC Company Guide recommends a quorum of at least 33 1∕3% of the shares issued and outstanding and entitled to vote and requires that, if less is specified, NYSE American should be consulted before filing the original listing application. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Additionally, the Company intends to avail itself under the “controlled company” exemptions as long as we meet the requirements for such exemption. The “controlled company” exception to the rules of the NYSE American provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American. Following this offering, Yasuyuki Nozawa will control approximately 65.49% of the aggregate voting power of our issued and outstanding Common Shares, assuming he will sell all of the Resale Shares offered for sale by the Resale Prospectus and no exercise of the underwriters’ over-allotment option, or approximately 64.49%, assuming he will sell all of the Resale Shares offered for sale by the Resale Prospectus and full exercise of the underwriters’ over-allotment option. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE American.

As a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company), we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we intend to take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the NYSE American and cease to be a “controlled company” under the rules of the NYSE American and our Common Shares continue to be listed on the NYSE American, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of the NYSE American, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every month. Under the Companies Act and our articles of incorporation, our Company shall have no more than 15 directors on our board of directors. Our board of directors is currently comprised of 11 directors, including six independent directors. Directors are identified and recommended by the Nominating and Compensation Committee, nominated at the board level and elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over the Company’s affairs and represent the Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Qualification

Under our articles of association, a director is not required to hold any shares in the Company by way of qualification. A director who is not a shareholder of the Company is nevertheless entitled to attend the general meetings.

Board of Corporate Auditors

With respect to the requirements of Rule 10A-3 under the Exchange Act and Part 8 of the NYSE American LLC Company Guide relating to listed company audit committees, we chose to rely on exemptions under these rules that are available to foreign private issuers with a board of corporate auditors meeting certain requirements. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than three corporate auditors. Under the Companies Act, nomination of corporate auditors by the board of directors is subject to the approval of the board of corporate auditors, which also has the right to require the board of directors to nominate designated candidates (including the incumbent corporate auditors) for the position of corporate auditors, and corporate auditors are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor set forth in the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of the Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to the Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of the Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent the Company in: (i) any litigation between the Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to the Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to the Company. A corporate auditor can file court actions relating to the Company within the authority of our corporate auditors, such as an action to nullify the incorporation of the Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from NYSE American

Companies listed on the NYSE American must comply with certain standards regarding corporate governance under Part 8 of the NYSE American LLC Company Guide. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Part 8 of the NYSE American LLC Company Guide. There are certain significant differences between the corporate governance practices followed by U.S. listed companies under Part 8 of the NYSE American LLC Company Guide and those followed by the Company. See Item 6.C., “Board Practices,” including the table showing such significant differences, which table is incorporated herein by reference.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and listing standards.

ITEM 16K. CYBERSECURITY

We have implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Our management updates our board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team is responsible for assessing and managing our material risks from cybersecurity threats. Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

LogProstyle Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,

LogProstyle, Inc.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of LogProstyle, Inc. (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, change in stockholders’ equity, and cash flows for the years then ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Bush & Associates CPA LLC

We have served as the Company’s auditor since 2025.

Henderson, Nevada

July 07, 2025

PCAOB ID Number 6797

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands)

	March 31, 2025	March 31, 2024
ASSETS
Current assets
Cash and cash equivalents	¥2,120,515	¥1,218,241
Trade notes and accounts receivable, net	138,373	181,808
Inventories, net	13,612,387	13,518,460
Consumption tax receivable	5,749	69,388
Short-term investments	182,030	38,801
Other current assets	353,579	232,790
Total current assets	16,412,633	15,259,488
Non-current assets
Property, plant and equipment, net	357,527	426,865
Operating lease right-of-use assets	4,481,941	4,703,805
Software	27,792	16,692
Leasehold and guarantee deposits	465,968	346,408
Deferred tax assets	458,767	383,158
Other non-current assets	363,608	73,852
Allowance for credit losses	(84,048)	-
Total non-current assets	6,071,555	5,950,780
Total assets	¥22,484,188	¥21,210,268

See the accompanying Notes, which are an integral part of these Consolidated Financial Statements

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	March 31, 2025	March 31, 2024
LIABILITIES
Current liabilities
Accounts payable	¥597,708	¥306,153
Accrued expenses	112,661	214,897
Short-term loans	1,885,259	2,574,734
Current portion of bonds	28,620	49,270
Current portion of long-term loans	4,025,343	6,065,020
Operating lease liabilities, current	463,129	558,529
Finance lease liabilities, current	8,400	6,083
Contract liabilities	252,260	352,651
Income taxes payable	248,885	66,323
Other current liabilities	254,956	205,314
Total current liabilities	7,877,221	10,398,974
Non-current liabilities
Bonds	-	28,620
Long-term loans	6,858,607	4,559,117
Operating lease liabilities, non-current	4,090,933	4,307,338
Finance lease liabilities, non-current	19,062	11,684
Deferred tax liabilities	-	18,633
Other non-current liabilities	121,146	123,085
Total non-current liabilities	11,089,748	9,048,477
Total liabilities	¥18,966,969	¥19,447,451
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 and 21,652,110 shares issued and 23,628,452 and 21,628,452 shares outstanding as of March 31, 2025 and 2024 with no stated value.	¥924,817	¥235,001
Capital Surplus	1,445,333	755,517
Additional paid in capital	(238,115)	148,392
Retained earnings	1,397,387	643,766
Treasury shares	(2,539)	(2,539)
Accumulated other comprehensive loss	(9,664)	(17,320)
Total shareholders’ equity	3,517,219	1,762,817
Total liabilities and equity	¥22,484,188	¥21,210,268

See the accompanying Notes, which are an integral part of these Consolidated Financial Statements

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024	Fiscal Year Ended March 31,2023
Revenue:	¥20,650,916	¥14,121,840	¥13,264,408
Cost of revenue	(17,091,646)	(11,469,951)	(10,744,926)
Gross profit	3,559,270	2,651,889	2,519,482

Operating expenses
Selling, general and administrative expenses	(2,216,754)	(1,713,388)	(1,602,627)
Total operating expenses	(2,216,754)	(1,713,388)	(1,602,627)

Operating income	1,342,516	938,501	916,855

Other income (expenses):
Interest expenses	(209,971)	(422,769)	(315,511)
Other income, net	15,699	4,227	3,823
Total other expenses	(194,272)	(418,542)	(311,688)

Income before income taxes	1,148,244	519,959	605,167
Income tax expenses	(394,623)	(196,354)	(251,142)
Net income	753,621	323,605	354,025

Other comprehensive income (loss)
Foreign currency translation adjustment	7,656	(7,273)	3,588
Total comprehensive income	¥761,277	¥316,332	¥357,613
Earnings per share:
Basic and Diluted	¥34.76	¥15.37	¥17.38
Weighted average number of shares of common stock outstanding
Basic and Diluted	21,679,507	21,053,384	20,374,500

See the accompanying Notes, which are an integral part of these Consolidated Financial Statements

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Yen in thousands, except share data)

	Common Shares		Capital	Additional paid in	Retained	Treasury shares
	Shares	Amount	Surplus	capital	Earnings	Shares	Amount	AOCI	Total
Balance at April 1, 2022	20,374,500	¥100,000	¥620,516	-	¥(33,864)	1,450,500	¥(155,687)	¥(13,635)	¥517,330

Net income	-	-	-	-	354,025	-	-	-	354,025
Sales of treasury shares	-	-	-	148,392	-	(1,426,842)	153,148	-	301,540
Other comprehensive income	-	-	-	-	-	-	-	3,588	3,588

Balance at March 31, 2023	20,374,500	¥100,000	¥620,516	¥148,392	¥320,161	23,658	¥(2,539)	¥(10,047)	¥1,176,483

Net income	-	-	-	-	323,605	-	-	-	323,605
Issuance of new shares	1,277,610	135,001	135,001	-	-	-	-	-	270,002
Other comprehensive loss	-	-	-	-	-	-	-	(7,273)	(7,273)
Balance at March 31, 2024	21,652,110	¥235,001	¥755,517	¥148,392	¥643,766	23,658	¥(2,539)	¥(17,320)	¥1,762,817

Net income	-	-	-	-	753,621	-	-	-	753,621
Share issuance upon initial public offering, net of issuance costs	2,000,000	689,816	689,816	(386,507)	-	-	-	-	993,125
Other comprehensive income	-	-	-	-	-	-	-	7,656	7,656
Balance at March 31, 2025	23,652,110	¥924,817	¥1,445,333	¥(238,115)	¥1,397,387	23,658	¥(2,539)	¥(9,664)	¥3,517,219

See the accompanying Notes, which are an integral part of these Consolidated Financial Statements

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024	Fiscal Year Ended March 31,2023
Cash flows from operating activities:
Net income	¥753,621	¥323,605	¥354,025
Depreciation and amortization	144,087	87,027	81,641
Amortization of debt issuance costs	84,928	40,787	17,486
Deferred income taxes	91,910	76,049	117,730
Provision of allowance for credit losses	84,048	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade notes and accounts receivable, net	43,435	(43,872)	(45,176)
(Increase) in inventories, net	(93,927)	(2,944,684)	(2,907,401)
Decrease (increase) in consumption taxes receivable	63,639	239,859	(268,119)
(Increase) decrease in prepaid expenses	(44,678)	16,533	(31,212)
(Increase) decrease in advances to vendors	(70,369)	7,295	(25,086)
(Increase) in leasehold and guarantee deposits	(119,560)	(3,538)	(10,238)
(Decrease) in accounts payables	(40,412)	(194,318)	(502,185)
(Decrease) increase in accrued expenses	(102,236)	105,822	14,168
Increase (decrease) in income taxes payable	182,562	(48,438)	52,003
(Decrease) increase in contract liabilities	(100,391)	207,881	(569,033)
Increase (decrease) in deposits received	20,510	(11,878)	32,968
Other, net	(92,530)	58,597	33,113
Net cash flows provided by (used in) operating activities	804,637	(2,083,273)	(3,655,316)

Cash flows from investing activities:
Purchase of short-term investments	(367,150)	(13,800)	(60,001)
Proceeds from sales of short-term investments	223,921	50,000	128,050
Purchases of property, plant and equipment, net	(37,464)	(42,145)	(24,979)
Purchases of software	(19,563)	(3,186)	(6,779)
Purchases of long-term investments	(270,000)	-	-
Purchases of investment securities	-	(800)	(20,034)
Other, net	(5,599)	(3,607)	1,594
Net cash flows provided by (used in) investing activities	(475,855)	(13,538)	17,851

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(685,830)	(283,069)	857,179
Borrowings from long-term loans	12,946,844	9,687,048	7,656,000
Repayments for long-term loans	(12,708,107)	(6,628,349)	(5,224,864)
Proceeds from issuance of bonds	-	-	100,000
Redemption of bonds	(49,270)	(49,309)	(59,954)
Payments for finance leases	(8,664)	(7,505)	(5,277)
Payment for debt issuance costs	(67,498)	(78,844)	(48,512)
Proceeds from issuance of shares	1,379,632	270,002	-
Proceeds from sale of treasury shares	-	-	301,539
Payments of listing expenses	(235,037)	-	-
Net cash flows provided by financing activities	572,070	2,909,974	3,576,111
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,422	(7,273)	3,590
Net increase (decrease) in cash and cash equivalents	902,274	805,890	(57,764)
Cash and cash equivalents at the beginning of the year	1,218,241	412,351	470,115
Cash and cash equivalents at the end of the year	¥2,120,515	¥1,218,241	¥412,351

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥476,650	¥497,731	¥391,364
Cash paid for taxes	¥127,857	¥179,888	¥87,905

See the accompanying Notes, which are an integral part of these Consolidated Financial Statements

LogProstyle Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Description of Business

LogProstyle Inc. (“the Company”) and its subsidiaries (collectively, the “Group”) operate in Japan through our subsidiaries as a real estate developer and real estate management company. Our subsidiaries primarily offer three types of services: (i) provision of real estate-related services, such as design and renovation, and real estate development, (ii) hotel management and accommodation, and (iii) additional services such as the sale of housing equipment and materials, restaurant operation, and information technology consulting.

On July 31, 2024, LogKnot Inc. merged with and into LogSuite Inc., at which time LogKnot Inc. ceased to exist and LogSuite Inc. continued as the surviving corporation.

On December 19, 2024, the Company formed its wholly owned subsidiary, LogProstyle US Inc.

The consolidated financial statements of the Group include the Company and the entities below:

	Date of Incorporation or Acquisition	Place of Incorporation	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
Prostyle Inc.	February 2017	Japan	100.0%
LogSuite Inc.	August 2006	Japan	100.0%
LogAsset Inc.	February 2023	Japan	100.0%
LogArchitects Inc.	September 2015	Japan	100.0%
Chino Building Management Inc.	February 2015	Japan	100.0%
ProstyleRyokan Inc.	May 2017	Japan	100.0%
Okinawa Igeto Inc.	January 2018	Japan	100.0%
Kotakino Inc.	September 2013	Japan	100.0%
LogKnot Vietnam Co., Ltd.	August 2021	Vietnam	100.0%
Propolife Vietnam Co., Ltd.	October 2015	Vietnam	100.0%
Yantai Propolife Wood Industry Co., Ltd.	November 2016	China	100.0%
LogProstyle US Inc.	December 2024	US	100.0%

On August 30, 2024, the Company purchased a 40.8% interest for an investment in a condominiums in Miyanomori, Hokkaido for ¥270,000 thousand. The investment, which is classified as a long-term investments. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures, and continues to be accounted for under the equity method of accounting.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles of the United States.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

There are 4 subsidiaries as of March 31, 2025 and 3 subsidiaries as of March 31, 2024 and 2023, respectively, which have different fiscal year-ends from that of the Company. These subsidiaries were consolidated based on the respective year end. Adjustments were made for the effects of significant intragroup transactions caused by different fiscal year-ends and the remaining impacts would not be material.

Reclassification

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: impairment of long-lived assets, recoverability of deferred taxes and allowance for credit losses. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks that are unrestricted as to withdrawal or use. All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments

Short-term investments represent cash pledged to financial institutions as collateral for the Company’s bank loans, and term deposits placed with financial institutions with original maturities of greater than three months. Short-term investments are not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the term deposits mature. Short-term investments are classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements.

Trade Notes and Accounts Receivable

Accounts receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Group’s accounts receivable balances are unsecured, bear no interest and are due upon normally within a year from the date of the sale.

Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments - Credit Losses”, the Company estimates and records an expected lifetime credit loss on trade notes and accounts receivable and leasehold and guarantee deposits by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

Inventories

Inventories consist of real estate inventories, raw entitled land, construction in process, including capitalized interest and housing equipment and material. Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the inventory to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

The cost basis of the real estate inventories includes all direct acquisition costs including but not limited to the property purchase price, acquisition costs, construction costs, development costs, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active development or construction is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land and building based on their relative fair values.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost less accumulated depreciation.

	Useful life	Depreciation method
Buildings	3-39 years	Straight-line method
Leasehold improvements	1-18 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture and fixtures	3-10 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service. At the time of retirement or other disposition of property, plant and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Group are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the years ended March 31, 2025, 2024 and 2023.

Fair Value

The Company performs fair value measurements in accordance with ASC Topic 820, “Fair Value Measurement”. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;
●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and
●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

Revenue Recognition

The Group accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

(1)	identify the contracts with a customer,
(2)	identify the performance obligations in the contract,
(3)	determine the transaction price,
(4)	allocate the transaction price to the performance obligations in the contract and
(5)	recognize revenue when (or as) the entity satisfies a performance obligation.

In order for an arrangement to be considered a contract, it must be probable that the Group will collect the consideration to which it is entitled for goods or services to be transferred. Once the contract is determined to be within the scope of ASC 606, the Group assesses the goods or services promised with each contract, determines whether those are performance obligations and the related transaction price. The Group then recognizes the sale of goods based on the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

The Company recognizes revenue from rental services under ASC Topic 842, “Leases”.

The Group recognizes revenue from sales of real estate properties, provision of hotel accommodation services, and sales of housing equipment and material sales.

Revenue from sales of real estate properties

Revenues from the sales of real estate properties are recognized at the point in time when title to and possession of the property has transferred to the customer and the Group has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation.

Revenue from hotel accommodation services

Revenues from hotel accommodation services are recognized during the period when services are rendered.

Housing equipment and material sales

Housing equipment and material sales are recognized at the point in time when the goods are delivered to the customer.

The Group’s revenues are presented net of consumption tax collected on behalf of governments.

Leases

The Group determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance leases or operating leases if we are the lessee, or sale-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i) ownership is transferred from lessor to lessee by the end of the lease term;

(ii) an option to purchase is reasonably certain to be exercised;

(iii) the lease term is for the major part of the underlying asset’s remaining economic life;

(iv) the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or

(v) the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

Lessee accounting

The Group recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Group has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group.

As the rates implicit on the Group’s leases for which it is the lessee are not readily determinable, the Group uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Group assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

Lessor accounting

The Group accounts for the revenue from its lease contracts by utilizing the single component accounting policy. This policy requires the Group to account for, by class of underlying asset, the lease component and non-lease component(s) associated with each lease as a single component if two criteria are met:

(i) the timing and pattern of transfer of the lease component and the non-lease component(s) are the same; and

(ii) the lease component would be classified as an operating lease if it were accounted for separately.

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under the Group’s leases. Non-lease components consist primarily of tenant recoveries representing reimbursements of rental operating expenses, including recoveries for repairs, maintenance, and common area expenses.

If the lease component is the predominant component, the Group accounts for all revenue under such lease as a single component in accordance with the lease accounting standard. Conversely, if the non-lease component is the predominant component, all revenue under such lease is accounted for in accordance with the revenue recognition accounting standard. The Group’s operating leases qualify for the single component accounting, and the lease component in each of its leases is predominant. Therefore, the Group accounts for all revenue from its operating leases under the lease accounting standard and classify the revenue as lease income.

The Group commences recognition of lease income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from leases related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified in deferred revenue in its consolidated balance sheets.

Advertising Expenses

The Group expenses advertising costs as they incurred. Total advertising expenses were ¥71,805 thousand, ¥108,289 thousand and ¥126,528 thousand for the years ended March 31, 2025, 2024 and 2023, respectively, and have been included as part of selling, general and administrative expenses.

Concentration of Credit Risk and Significant Vendors

Financial instruments that potentially subject the Group to credit risk consist primarily of trade notes and accounts receivable, net. The Group does not require collateral or other security to support these receivables. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the years ended March 31, 2025, 2024 and 2023, customers accounting for 10% or more of the Group’s total revenues were as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Customer A	*	*	13%

*	Less than 10%

As of March 31, 2025 and 2024, customers accounting for 10% or more of the Group’s total current outstanding trade notes and accounts receivable, net were as follows:

	March 31, 2025	March 31, 2024
Customer B	11%	*
Customer C	*	27%
Customer D	*	12%

*	Less than 10%

Suppliers

For the years ended March 31, 2025, 2024 and 2023, suppliers accounted for 10% or more of the Group’s total purchases were as follows:

	March 31, 2025	March 31, 2024	March 31, 2023
Supplier A	*	*	25%

*	Less than 10%

As of March 31, 2025 and 2024, suppliers accounted for 10% or more of the Group’s total current outstanding accounts payable were as follows:

	March 31, 2025	March 31, 2024
Supplier B	*	14%
Supplier C	45%	*
Supplier D	10%	*

*	Less than 10%

Income Taxes

Under FASB ASC 740, “Income Taxes”, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of operations and comprehensive income.

Foreign Currency Translation and Re-measurement

The functional currency of the Company and the Japanese subsidiaries are the Japanese Yen (“JPY”). The functional currency of the Company’s subsidiaries, Propolife Vietnam Co., Ltd. and LogKnot Vietnam Co., Ltd. are the Vietnamese dong. The functional currency of the Company’s subsidiaries, Yantai Propolife Wood Industry Co., Ltd. is the Chinese yuan. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.

The reporting currency of the Group is the JPY, and the accompanying consolidated financial statements have been expressed in JPY. In accordance with ASC Topic 830-30, “Translation of Financial Statements”, assets and liabilities of the Group whose functional currency is not JPY are translated into JPY, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of shareholders’ equity.

Segments

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Group has three reportable segments: Real estate segment, Hotel segment and other segment, which are based on the Group’s organizational structure and characteristics of products and services. Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s CODMs primarily evaluate performance based on financial results. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Group’s consolidated financial statements.

Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income,” establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares that could share in the net income of the Group.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU No. 2023-09 is effective for public companies for annual reporting periods beginning after December 15, 2024, on a prospective basis. For all other entities, it is effective for annual reporting periods beginning after December 15, 2025, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. ASU No. 2024-03 is effective for public companies for annual reporting periods beginning after December 15, 2026, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2025 and 2024 consist of the following:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Cash and deposits	¥2,076,564	¥1,211,877
Cash equivalents	43,951	6,364
Total	¥2,120,515	¥1,218,241

NOTE 4 - TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

Trade notes and accounts receivable, net are summarized as follows:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Trade notes	¥3,298	¥572
Accounts receivable	135,386	181,450
Less: allowance for credit losses	(311)	(214)
Trade notes and accounts receivable, net	¥138,373	¥181,808

NOTE 5- INVENTORIES, NET

The following table summarizes the components of the Group’s inventories as of the dates presented:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Real estate inventories, net
Real estate properties held for sale	¥6,187,759	¥7,550,027
Real estate properties in progress	7,222,597	5,756,105
Subtotal	13,410,356	13,306,132
Housing equipment and material, net	140,178	138,830
Others	61,853	73,498
Inventories, net	¥13,612,387	¥13,518,460

As of March 31, 2025 and 2024, capitalized interest was ¥149,105 thousand and ¥180,419 thousand, respectively.

NOTE 6 – OTHER CURRENT ASSETS

The following table summarizes the components of the Group’s other current assets as of the dates presented:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Advances to vendors	¥174,116	¥103,747
Prepaid expenses	115,300	70,621
Others	64,163	58,422
Total	¥353,579	¥232,790

NOTE 7– PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the components of the Group’s property and equipment as of the dates presented:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Buildings	¥98,383	¥83,979
Leasehold improvements	226,697	316,675
Vehicles	1,691	1,691
Tools, Furniture, and Fixtures	234,159	222,813
Land	70,894	70,894
Right-of-use assets- Finance lease	64,879	46,519
	696,703	742,571
Accumulated depreciation	(301,452)	(286,775)
Accumulated depreciation- Finance lease	(37,724)	(28,931)
Total	¥357,527	¥426,865

Depreciation expense for the years ended March 31, 2025, 2024 and 2023 was ¥135,623 thousand, ¥80,581 thousand and ¥76,612 thousand, respectively, of which ¥95,828 thousand, ¥32,478 thousand and ¥23,003 thousand are recorded under selling, general and administrative expenses, respectively.

NOTE 8– OTHER NON-CURRENT ASSETS

The following table summarizes the components of the Group’s other assets as of the dates presented:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Long-term investments (*)	¥270,000	¥-
Investment securities	39,084	39,084
Investments in capital	26,400	20,850
Insurance funds	16,850	9,282
Others	11,274	4,636
Total	¥363,608	¥73,852

*	The Company sold condominiums in Miyanomori, Hokkaido in April 2024 to a third party, and purchased a 40.8% interest of equity method in the specified joint real estate venture that owns these condominiums for ¥270,000 thousand in August 2024. The investment, which is classified as long-term investments in the above table. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures, and continues to be accounted for under the equity method of accounting.

NOTE 9 – BONDS

The Group issued corporate bonds through various banks, which consist of the following:

	Thousands of Yen				Thousands of Yen
	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of March 31, 2025	Balance as of March 31, 2024
Lender 1	¥100,000	9/26/2022	9/26/2025	0.56%	¥20,000	¥52,000
Lender 2	100,000	9/25/2020	9/25/2025	0.83%	10,000	30,000
Aggregate outstanding principal balances					30,000	82,000
Less: unamortized bond issuance costs					(1,380)	(4,110)
Less: current portion					(28,620)	(49,270)
Non-current portion					¥-	¥28,620

Interest expenses for corporate bonds were ¥2,868 thousand, ¥2,991 thousand and ¥3,780 thousand for the years ended March 31, 2025, 2024 and 2023, respectively.

NOTE 10 — BANK AND OTHER BORROWINGS

The Group’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

			Thousands of Yen
Indebtedness	Weighted average interest rate*	Weighted average years to maturity*	Balance as of March 31, 2025	Balance as of March 31, 2024
Short-term loans
Secured loans
Fixed rate loans	2.55%	0.58	¥1,842,700	¥2,510,820
Unsecured loans
Fixed rate loans	2.80%	0.67	50,000	75,001
Aggregate outstanding principal balances	2.55%	0.58	¥1,892,700	¥2,585,821

Less: unamortized debt issuance costs			¥(7,441)	¥(11,087)
Short-term loans			¥1,885,259	¥2,574,734

Long-term loans
Secured loans
Fixed rate loans	2.61%	1.90	9,718,249	9,251,677
Variable rate loans (*1)	3.50%	2.08	280,000	433,308
Unsecured loans
Fixed rate loans	1.50%	5.50	960,379	1,027,037
Aggregate outstanding principal balances	2.54%	2.22	¥10,958,628	¥10,712,022

Less: unamortized debt issuance costs			¥(74,678)	¥(87,885)
Less: current portion			(4,025,343)	(6,065,020)
Non-current portion			¥6,858,607	¥4,559,117

*	Pertained to information for loans outstanding as of March 31, 2025.
*1	Annual interest rate was long-term prime rate in Japan + 2.35%.

The Group borrowed loans from various financial institutions for the purpose of purchasing real estate properties and for working capital purpose.

Interest expenses for short-term and long-term loans were ¥198,476 thousand, ¥352,904 thousand and ¥248,334 thousand for the years ended March 31, 2025, 2024 and 2023, respectively.

Included in real estate inventory was capitalized interest of ¥124,788 thousand, ¥138,376 thousand and ¥78,506 thousand for the years ended March 31, 2025, 2024 and 2023, respectively.

As of March 31, 2025 and 2024, term deposits, inventories and property, plant and equipment, net pledged as security under secured loans are as follows:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Term deposits	¥5,000	¥15,001
Inventories	13,137,928	13,226,634
Property, plant and equipment, net	84,386	78,532
Total	¥13,227,314	¥13,320,167

The guaranty information for the Group’s outstanding loans as of March 31, 2025 and 2024, consist of the following:

	Thousands of Yen
	March 31, 2025	March 31, 2024
Amounts guaranteed by CEO
Short-term loans
Secured loans	¥-	¥25,000
Unsecured loans	-	50,000
Subtotal	-	75,000
Long-term loans
Secured loans	-	450,000
Unsecured loans	-	121,168
Subtotal	-	571,168
Total	¥-	¥646,168

Compensating balances that do not legally restrict the use of cash were ¥26,400 thousand and ¥20,850 thousand as of March 31, 2025 and 2024.

As of March 31, 2025, future minimum payments for long-term loans are as follows:

Thousands of Yen
Fiscal Years Ending March 31,	Principal Repayment
2026	¥4,044,922
2027	5,350,415
2028	806,055
2029	160,056
2030	158,785
Thereafter	438,395
Total	¥10,958,628

There are no significant debt covenants related to short-term and long-term loans.

NOTE 11 – FAIR VALUE MEASUREMENTS

As of March 31, 2025 and 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

	Fair Value Measurements as of March 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at March 31, 2025
Liability
Long-term debt, including current portion of long-term debt	-	¥12,736,598	-	¥12,736,598

	Fair Value Measurements as of March 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at March 31, 2024
Liability
Long-term debt, including current portion of long-term debt	-	¥10,573,143	-	¥10,573,143

Long-term debt

The Group’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 2.

NOTE 12 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consisted of the following:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2025	2024	2023
Revenue from sales of real estate properties	¥18,360,339	¥12,003,423	¥11,447,250
Revenue from hotel accommodation services	1,375,243	1,257,533	835,424
Housing equipment and material sales	351,464	337,113	358,584
Revenue from rental services	40,132	47,663	79,102
Others	523,738	476,108	544,048
Total	¥20,650,916	¥14,121,840	13,264,408

The following table summarizes the changes in contract liabilities as of the dates presented:

	Thousands of Yen
	March 31, 2025	March 31, 2024	March 31, 2023
Balances at the beginning of the year	¥352,651	¥144,770	¥713,803
Billings and not recognized as revenue yet during the year	252,260	352,651	144,770
Revenue recognized from opening balance of contract liabilities	(352,651)	(144,770)	(713,803)
Balances at the end of the year	¥252,260	¥352,651	144,770

100% of total contract liabilities as of March 31, 2024 and 2023 were realized for the year ended March 31, 2025 and 2024. As of March 31, 2025, the Group expects 100% of total contract liabilities to be realized in less than a year. Changes in contract liabilities are primarily due to the timing of revenue recognition, billings, and cash collections.

NOTE 13 - LEASES

Lessee

The Group has entered into operating leases for hotels and offices with terms ranging from one to twenty years, and finance leases for certain office equipment and vehicles, with terms ranging from one to seven years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The following table presents supplemental information related to the Group’s leases:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2025	2024	2023
Finance lease costs
Amortization of right-of-use assets	¥8,793	¥7,494	5,235
Interest on lease liabilities	467	303	207
Total finance lease costs	9,260	7,797	5,442
Operating lease costs	560,755	640,213	634,007
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	550,864	654,115	594,430
Financing cash flows from finance leases	9,132	7,505	5,277
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	997,675	-	134,799
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	¥18,360	¥5,154	16,634
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	(281,403)	-	-

Weighted average remaining lease term (years)
Operating leases	11.0	10.8	11.5
Finance leases	3.6	3.5	4.0
Weighted-average discount rate (per annum)
Operating leases	2.29%	2.23%	2.22%
Finance leases	1.66%	1.60%	1.57%

As of March 31, 2025, the future maturity of lease liabilities is as follows:

	Thousands of Yen
Fiscal Years Ending March 31,	Finance Lease	Operating Lease
2026	¥8,473	¥557,856
2027	7,996	552,245
2028	6,513	547,100
2029	4,431	535,159
2030	907	419,559
Thereafter	-	2,546,563
Total lease payments	¥28,320	¥5,158,482
Less: imputed interest	(858)	(604,420)
Total lease liabilities	27,462	4,554,062
Less: current portion	(8,400)	(463,129)
Non-current lease liabilities	¥19,062	¥4,090,933

Lessor

Lease income related to operating leases included income from leases on the consolidated statements of income and comprehensive income. The amounts of lease income recognized on the consolidated statements of income and comprehensive income were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Fixed income from operating leases	¥40,131	¥47,663	¥79,102

NOTE 14- SHAREHOLDERS’ EQUITY

Share capital shares

The changes in the number of issued shares of share capital during the years ended March 31, 2025, 2024 and 2023 were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Balance at the beginning of the year	21,652,110	20,374,500	20,374,500
Issuance of capital shares	2,000,000	1,277,610	-
Balance at the end of the year	23,652,110	21,652,110	20,374,500

In March 2025, the Company completed its IPO of 2,000,000 ordinary shares at a public offering price of $5.00 USD per share. The net proceeds to the Company from the IPO, after deducting underwriting commissions and offering expenses, were ¥993,125 thousand.

On September 30, 2024, the Company’s board of directors approved a 3-for-1 share split of its issued and outstanding common shares. On October 15, 2024, the Company effected a 3-for-1 share split of its issued and outstanding common shares. In connection with the share split, the total number of outstanding common shares increased from 7,209,484 to 21,628,452. The number of shares reflects the retrospective presentation of a 3-for-1 share split in 2024.

All of the issued shares as of March 31, 2025, 2024 and 2023 have been paid in full.

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, including conversions of bonds and notes, are required to be credited to the share capital account for at least 50% of the proceeds and to the legal capital surplus account (“Capital surplus”) for the remaining amounts.

The Companies Act permits that share capital, capital surplus and retained earnings can be transferred among these accounts under certain conditions upon the approval of a General Meeting of Shareholders. The Companies Act limits the increase of paid in capital in case disposition of treasury shares and issuance of common stock are performed at the same time.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

Treasury shares

The changes in the number of treasury shares during the years ended March 31, 2025, 2024 and 2023 were as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Balance at the beginning of the year	23,658	23,658	1,450,500
Sales of treasury shares	-	-	(1,426,842)
Balance at the end of the year	23,658	23,658	23,658

NOTE 15 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) during the years ended March 31, 2025, 2024 and 2023 consists of the following:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2025	2024	2023
Foreign currency translation adjustment:
Income (losses) during the year	¥7,656	¥(7,273)	¥3,588
Income (losses) before tax effect	7,656	(7,273)	3,588
Income (losses) after tax effect	¥7,656	¥(7,273)	¥3,588

Total
Income (losses) during the year	¥7,656	¥(7,273)	¥3,588
Income (losses) before tax effect	7,656	(7,273)	3,588
Income (losses) after tax effect	¥7,656	¥(7,273)	¥3,588

NOTE 16 - INCOME TAX

Japan

The Company and the Japanese subsidiaries conduct its major businesses in and are subject to tax in this jurisdiction. As a result of its business activities, the Company and the Japanese subsidiaries apply the Japanese Group Relief System and file tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company and the Japanese subsidiaries are imposed by the national, prefectural, and municipal governments.

As of March 31, 2025, tax years ended March 31, 2019 to 2025 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

China

Yantai Propolife Wood Industry Co., Ltd. was incorporated under the laws of China. The income tax rate is 25%. As of March 31, 2025, at least over six tax years until the year ended December 31, 2024 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

Vietnam

LogKnot Vietnam Co., Ltd. and Propolife Vietnam Co., Ltd. were incorporated under the laws of Vietnam. The income tax rate is 20%. As of March 31, 2025, at least over six tax years until the year ended December 31, 2024 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

For the years ended March 31, 2025, 2024 and 2023, the Group’s income tax expenses are as follows:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2025	2024	2023
Current	¥302,713	¥120,305	¥133,412
Deferred	91,910	76,049	117,730
Total	¥394,623	¥196,354	¥251,142

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income and comprehensive income to the Japanese statutory tax rate for the years ended March 31, 2025, 2024 and 2023 is as follows:

	For the Fiscal Years Ended March 31,
	2025	2024	2023
Japanese statutory tax rate	34.59%	34.59%	34.59%
Entertainment expenses not deductible	0.53	1.77	2.40
Effect of change in income tax rate for deferred tax assets	(0.92)	0.35	-
Change in valuation allowance	(0.64)	(0.76)	3.21
Other adjustments	0.81	1.81	1.30
Effective tax rate	34.37%	37.76%	41.50%

On March 31, 2025, amendments to Japanese tax regulations were enacted into law. As a result, the Japanese statutory tax rate was increased from 34.59 % to 35.43 % from the fiscal year beginning April 1, 2026. The impact of the tax law changes was a net deferred income tax benefit of ¥7,746 thousand for the year ended March 31, 2025.

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at March 31, 2025 and 2024 are presented below:

	Thousands of Yen
	March 31,2025	March 31,2024
Deferred income tax assets
Operating lease liabilities	¥1,581,389	¥1,430,135
Net operating losses carried forward	202,547	217,594
Inventories	88,739	196,428
Deferred listing expenses	84,835	-
Other current liabilities	33,763	26,283
Loss on valuation of shares of subsidiaries	32,390	-
Enterprise taxes payables	30,858	-
Other non-current liabilities	30,491	22,409
Allowance for credit losses	27,407	-
Property, plant and equipment	16,277	10,453
Finance lease liabilities	9,730	6,145
Others	65,083	73,718
Subtotal	2,203,509	1,983,165
Less: valuation allowance	(137,041)	(144,361)
Total deferred income tax assets	¥2,066,468	¥1,838,804

Deferred income tax liabilities
Operating lease right-of-use assets	¥(1,523,570)	¥(1,393,680)
Capitalized interest	(51,574)	(62,406)
Others	(32,557)	(18,193)
Total deferred income tax liabilities	¥(1,607,701)	¥(1,474,279)

Deferred income tax assets, net	¥458,767	¥364,525

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Group regularly assesses the ability to realize its deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Group weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Group will utilize the benefits of these deferred tax assets, net of the valuation allowance, as of March 31, 2025 and 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Group, effects by market conditions, effects of currency fluctuations or other factors.

The net changes in the total valuation allowance were a decrease of ¥7,320 thousands, a decrease of ¥3,959 thousands and an increase of ¥19,421 thousands for the years ended March 31, 2025, 2024 and 2023, respectively.

As of March 31, 2025, the Group had net operating losses which can be carried forward for income tax purposes of ¥561,277 thousand to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from four to ten years as follows:

Thousands of Yen
After four years through five years	¥80,779
After five years through six years	180,655
After six years through seven years	123,398
After seven years through eight years	84,451
After eight years through nine years	15,616
After nine years through ten years	76,378
Total	¥561,277

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of March 31, 2025 and 2024, the management considered that the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties tax for the years ended March 31, 2025 and 2024. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from March 31, 2025.

NOTE 17 – COMMITMENT AND CONTINGENCY

Contingencies

The Group is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Group’s consolidated financial statements.

NOTE 18 – SEGMENT INFORMATION

The Group has three reportable segments.

i.	Real estate: Provision of real estate-related services, such as design and renovation, and real estate development in Japan
ii.	Hotel: Hotel management and accommodation in Japan and Vietnam
iii.	Other: Additional services such as the sale of housing equipment and materials, restaurant operation, and information technology consulting in Japan

The following table shows information by reportable segment for the years ended March 31, 2025, 2024 and 2023:

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2025
Net sales:
External customers	¥18,819,041	¥1,248,784	¥583,091	-	¥20,650,916
Intersegment	21,920	21,725	183,549	¥(227,194)	-
Total	18,840,961	1,270,509	766,640	(227,194)	20,650,916
Cost of revenues	(15,578,567)	(1,112,486)	(562,360)	161,767	(17,091,646)
Operating expenses	(1,257,330)	(94,807)	(303,413)	(561,204)	(2,216,754)
Operating income (loss)	2,005,064	63,216	(99,133)	(626,631)	1,342,516
Other income (expenses)	(194,243)	428	(5,541)	5,084	(194,272)
Income (loss) before income taxes	1,810,821	63,644	(104,674)	(621,547)	1,148,244
Depreciation and amortization	(15,493)	(36,956)	(40,951)	(50,687)	(144,087)
Capital expenditures	¥753	¥18,192	¥15,244	¥3,275	¥37,464

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
As of March 31, 2025
Total assets	15,409,857	3,894,723	344,032	2,835,576	22,484,188

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2024
Net sales:
External customers	¥12,411,288	¥1,044,267	¥666,285	-	¥14,121,840
Intersegment	8,372	25,533	195,279	¥(229,184)	-
Total	12,419,660	1,069,800	861,564	(229,184)	14,121,840
Cost of revenues	(10,016,902)	(1,010,546)	(656,008)	213,505	(11,469,951)
Operating expenses	(1,104,605)	(58,665)	(206,369)	(343,749)	(1,713,388)
Operating income (loss)	1,298,153	589	(813)	(359,428)	938,501
Other income (expenses)	(410,533)	968	(8,973)	(4)	(418,542)
Income (loss) before income taxes	887,620	1,557	(9,786)	(359,432)	519,959
Depreciation and amortization	(22,440)	(47,930)	(6,126)	(10,531)	(87,027)
Capital expenditures	¥2,345	¥6,650	¥32,345	¥805	¥42,145

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
As of March 31, 2024
Total assets	15,431,997	4,254,136	970,973	553,162	21,210,268

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2023
Net sales:
External customers	¥11,953,866	¥690,682	¥619,860	-	¥13,264,408
Intersegment	39,956	25,671	205,010	¥(270,637)	-
Total	11,993,822	716,353	824,870	(270,637)	13,264,408
Cost of revenues	(9,450,520)	(861,328)	(677,855)	244,777	(10,744,926)
Operating expenses	(986,260)	(69,982)	(189,467)	(356,918)	(1,602,627)
Operating income (loss)	1,557,042	(214,957)	(42,452)	(382,778)	916,855
Other expenses	(304,422)	(983)	(4,391)	(1,892)	(311,688)
Income (loss) before income taxes	1,252,620	(215,940)	(46,843)	(384,670)	605,167
Depreciation and amortization	(11,729)	(45,277)	(13,586)	(11,049)	(81,641)
Capital expenditures	¥3,091	¥21,290	¥598	¥-	¥24,979

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
As of March 31, 2023
Total assets	12,052,222	4,580,947	1,025,861	639,254	18,298,284

Reconciling items include elimination of intersegment transactions, corporate expenses and corporate assets. Corporate expenses, included in reconciling items for the year ended March 31, 2025, 2024 and 2023 amounted to ¥561,204 thousand, ¥343,749 thousand and ¥356,918 thousand, respectively, which consist of certain directors compensation. Segment assets are based on those directly associated with each segment. Corporate assets primarily consist of cash and deposits and corporate properties. Capital expenditures represent the additions to property and equipment measured on an accrual basis.

NOTE 19 - NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended March 31, 2025, 2024 and 2023 is as follows:

	Thousands of Yen except share and per share data
	For the Fiscal Years Ended March 31,
	2025	2024	2023

Numerator:
Net income	¥753,621	¥323,605	¥354,025
Denominator:
Weighted average number of common shares outstanding used in calculating basic/diluted net income per share
Basic and Diluted	21,679,507	21,053,384	20,374,500
Net income per share
Basic and Diluted	34.76	15.37	17.38

There were no dilutive securities excluded from the computation of diluted net income (loss) per share for the year ended March 31, 2025, 2024 and 2023.

NOTE 20 - SUBSEQUENT EVENTS

Management evaluated all additional events subsequent to the balance sheet date through July 7, 2025, the date the financial statements were available to be issued, and determined that there are no material subsequent events that require disclosure other than as disclosed below.

On June 30, 2025, the annual general meeting of shareholders of the Company resolved to authorize a new performance-based stock compensation plan with post-vesting delivery (the “Plan”) for directors of the Company (excluding independent directors), executive officers and directors of subsidiaries separately from the existing remuneration framework.

The Company expects to recognize stock-based compensation expense related to future grants under the Plan in subsequent periods beginning in and after the year ending March 31, 2026.

ITEM 19. EXHIBITS

EXHIBIT INDEX-

Description

1.1*	Articles of Incorporation of LOGPROSTYLE INC. (included as Exhibit 3.1 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

1.2*	Amended and Restated Articles of Incorporation of LOGPROSTYLE INC. (included as Exhibit 3.2 to Form F-1/A (File No. 333-283286) filed on December 20, 2024 and incorporated herein by reference)

2.1	Description of Share Capital

4.1*	Form of Indemnification Agreement by and between the Registrant and its directors and corporate auditors (included as Exhibit 10.1 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

4.2*	Form of Limited Liability Agreement by and between the Registrant and its independent directors and corporate auditors (included as Exhibit 10.2 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

4.3*	English Translation of Form of Sales Agreement by and between LogSuite and its clients (included as Exhibit 10.3 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.4*	English Translation of Form of Sales Agreement by and between Prostyle and its institutional customers(included as Exhibit 10.4 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.5*	English Translation of Form of Lease Agreement by and between ProstyleRyokan and the hotel owners (included as Exhibit 10.5 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.6*	English Translation of Form of Sales Agreement by and between OkinawaIgeto and CK International (included as Exhibit 10.6 to Form F-1/A (File No. 333-283286) filed on December 4, 2024 and incorporated herein by reference)

4.7*	Underwriting Agreement (included as Exhibit 1.1 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.8	Stock Compensation Rules (English Translation)

8.1*	Subsidiaries of the Registrants (included as Exhibit 21.1 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

11.1*

English Translation of Compliance Regulations and Compliance Action Guidelines of the Registrant (included as Exhibit 99.1 to Form F-1 (File No. 333-283286) filed on November 18, 2024 and incorporated herein by reference)

11.2	Insider Trading Policy

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

97.1	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed

96

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LogProstyle Inc.

July 7, 2025	By:	/s/ Yasuyuki Nozawa
	Name:	Yasuyuki Nozawa
	Title:	Chief Executive Officer

97