Form 20-F
period 2026-03-31
LOGPROSTYLE INC.
filed 2026-07-13
CIK 2040290

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-42473

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 23,610,870 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

ii

Conventions that Apply to this Annual Report

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“ChinoTatemonoKanri” are to Kabushiki Kaisha ChinoTatemonoKanri, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Prostyle (defined below);

●	“Japanese Yen,” “¥,” “JPY” and “yen” are to the legal currency of Japan;

●	“Kotakino” are to Kabushiki Kaisha Kotakino, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of ProstyleRyokan (defined below);

●	“LogArchitects” are to Kabushiki Kaisha LogArchitects, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogSuite (defined below);

●	“LogAsset” are to Kabushiki Kaisha LogAsset, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle (defined below);

●	“LogKnot Vietnam” are to LogKnot Vietnam Co., Ltd., a joint-stock corporation with limited liability organized under Vietnamese law and a wholly owned subsidiary of LogProstyle (defined below);

●	“LogProstyle” are to Kabushiki Kaisha LogProstyle or LOGPROSTYLE INC., a joint-stock corporation with limited liability organized under Japanese law;

●	“LogSuite” are to Kabushiki Kaisha LogSuite, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“NYSE American” are to the NYSE American LLC;

●	“OkinawaIgeto” are to Kabushiki Kaisha OkinawaIgeto, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogArchitects;

●	“Common Shares” are to common shares, no par value per share, of LogProstyle;

●	“Propolife Vietnam” are to PROPOLIFE VIETNAM CO., LTD., a joint-stock corporation with limited liability organized under Vietnamese law and a wholly owned subsidiary of ProstyleRyokan (defined below);

●	“Prostyle” are to Kabushiki Kaisha Prostyle, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“ProstyleRyokan” are to Kabushiki Kaisha ProstyleRyokan, a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of LogProstyle;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“we,” “us,” “our,” “our Company,” or the “Company” are to LogProstyle and its subsidiaries, as the case may be; and

●	“Yantai Propolife” are to Yantai Propolife Wood Industry Limited, a limited company organized under Chinese law and a wholly owned subsidiary of LogProstyle.

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

Our functional currency and reporting currency is the Japanese yen. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥159.0800= US$1.00, which was the foreign exchange rate on March 31, 2026, as reported by the Board of Governors of the Federal Reserve System in its weekly release on April 6, 2026. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Risks Related to our Business and Industry

●	We are a holding company and depend upon our operating subsidiaries for our cash flows;

●	Pre-owned condominium units and land in Tokyo are limited and if we cannot continue to successfully identify and secure an adequate inventory in these areas at commercially reasonable costs, our operations could be adversely impacted;

●	Our business is geographically concentrated, which subjects us to greater risks from changes in local or regional conditions;

●	The residential real estate markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected;

●	The results of our operations may fluctuate from period to period as we derive our revenue principally from the sale of properties;

●	The illiquidity of real estate properties could significantly impede our ability to resell properties that we purchase;

●	Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows;

●	We rely on key relationships with service providers and agencies across the real estate development industry, and to the extent they experience shortages in raw materials, labor, or defectives in timely construction and delivery of projects, such developments could have an adverse impact on our business, prospect, liquidity, financial condition, and results of operations;

●	Our real estate renovation and resale business and residential real estate development business are dependent on the availability, skill, and performance of contractors;

●	We may be unable to complete our real estate property development projects on time, or at all;

●	We may incur losses due to defects in pre-owned condominium units we procured for our real estate renovation and resale business;

●	We may incur losses due to defects relating to our properties;

●	We are subject to various laws and regulations, including those relating to the purchase and sale of real estate, and violations of, or changes to, such laws and regulations may adversely affect our business;

●	A shortage of building materials or labor, or increases in their costs, could delay home construction or increase its cost, which could materially and adversely affect us;

●	A downturn in the real estate market or changes in industry trends would negatively impact our business;

●	Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate;

●	Our hotel operations are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth; and

●	We may be unsuccessful in expanding and operating our business internationally, which could adversely affect our results of operations.

Risks Relating to the Trading Market

●	Share ownership is concentrated in the hands of our management, who are able to exercise a direct or indirect controlling influence on us;

●	We are a “controlled company” within the meaning of the NYSE American listing standards and intend to follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders;

●	The sale or availability for sale of substantial amounts of the Common Shares could adversely affect their market price;

●	The market price of our Common Shares may be volatile or may decline regardless of our operating performance;

●	If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Common Shares may be materially and adversely affected;

●	We incur substantial increased costs as a result of being a public company;

●	Our Common Shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock”;

●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions;

●	We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan;

●	The payment of future dividends on our Common Shares, if any, must be approved by our shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the shareholders may determine not to do so;

●	Because we are a foreign private issuer and intend to take advantage of exemptions from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

●	If we cannot continue to satisfy the listing requirements and other rules of NYSE American, the Common Shares may be delisted, which could negatively impact the price of the Common Shares and your ability to sell them;

●	We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies;

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Common Shares; and

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Common Shares may have adverse United States federal income tax consequences.

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

Our subsidiary, LogSuite, acquires pre-owned condominium units for our real estate renovation and resale business, while another subsidiary, Prostyle, acquires land for our residential real estate development business. Prostyle also purchases and demolishes existing buildings to build new condominium buildings. During the fiscal years ended March 31, 2026 and 2025, 100% and 84.0%, respectively, of LogSuite’s revenue and 67.0% and 100%, respectively, of Prostyle’s revenue were derived from the sales of properties located in Tokyo. The residential property market in Tokyo is highly competitive with limited pre-owned condominium units, land, and existing buildings for demolishment available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of pre-owned condominium units, land, and existing buildings for demolishment to renovate pre-owned condominium units for the purpose of resale or to build new condominium buildings, in desirable locations in our market. To date, we have primarily identified pre-owned condominium units, land, and existing buildings for demolishment through real estate agencies. We also acquire pre-owned condominium units through our active market search and the information obtained from other companies in the same industry. However, there can be no assurance that our long-standing relationships with these real estate agencies will continue, or that an adequate supply of land and development sites that meet our specifications will continue to be available to us on terms similar to those available in the past, or that we will not be required in the future to devote a greater amount of capital to the acquisitions of such real estate properties than we have historically.

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

Our subsidiaries, LogSuite and Prostyle, primarily operate in the real estate development market in Tokyo. Specifically, during the fiscal years ended March 31, 2026 and 2025, 100% and 84.0%, respectively, of LogSuite’s revenue and 67.0% and 100%, respectively, of Prostyle’s revenue were derived from the sales of properties located in Tokyo. Additionally, as of March 31, 2026 and 2025, 98.0% and 98.0%, respectively, of LogSuite’s inventories and 91.4% and 59.9%, respectively, of Prostyle’s inventories were located in Tokyo. Due to this geographic concentration, our results of operations and financial conditions are subject to greater risks from changes in general economic and other conditions in these areas, than the operations of more geographically diversified competitors. These risks include:

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

As of March 31, 2026, we had approximately JPY1,608,400 thousand (approximately $10,111 thousand) in short-term borrowings and JPY15,542,783 thousand (approximately $97,704 thousand) in long-term borrowings outstanding.

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

We did not have any supplier which accounted for more than 10% of the total supplies purchased during the fiscal years ended March 31, 2026 and 2025. However, for the fiscal year ended March 31, 2023, Kabushiki Kaisha Sunagogumi (“Sunagogumi”) accounted for 25.1% of the total supplies purchased. See “Business—Suppliers.” We cannot ensure that we will have no concentration of suppliers again in the future. Such third-party supplier is run by an independent entity that is subject to its own unique operational and financial risks, which are beyond our control. If any significant supplier breaches or terminates its contracts with us, or experiences significant disruptions to its operations, we will be required to find and enter into arrangements with one or more replacement suppliers. Finding alternative suppliers could involve significant delays and other costs and these suppliers may not be available to us on reasonable terms or at all. As a result, this could harm our business, financial condition, and results of operations and result in lost or deferred revenue.

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

According to the 2026 land price publication (Chika Koji) issued by the Ministry of Land, Infrastructure, Transport and Tourism in March 2026, Japan’s land prices rose for the fifth consecutive year, with the nationwide average increasing 2.8% for all uses, 2.1% for residential land, and 4.3% for commercial land, and the rate of increase expanding for the all-use average and for commercial land. Housing demand remained firm in urban centers and convenient areas with superb living environments, and land prices in the three major metropolitan areas, including the greater Tokyo metropolitan area, continued to rise, with the rate of increase expanding. Nevertheless, we cannot guarantee that this trend will continue. For example, in response to elevated inflation, the Bank of Japan ended its negative interest rate policy in March 2024—its first policy interest rate increase in 17 years (since February 2007)—and has since raised its policy rate in stages, most recently to around 0.75% in December 2025. Reflecting this monetary policy normalization, the Flat 35, a long-term fixed residential mortgage rate established through the partnership among private financial institutions and the Japan Housing Finance Agency, has risen, and interest rates on variable-rate mortgages, which had previously been declining, have also begun to rise. See “Business—Market Opportunities—Real Estate Markets in Japan—Market outlook for new condominium units.” While higher interest rates may theoretically result in lower real estate prices and a slower real estate market, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of pandemics, such as the COVID-19 pandemic, the occurrence of large-scale natural disasters, such as earthquakes and typhoons, as well as other policy changes (see also “—Changes in the policies of the Japanese government that affect demand for residential properties may adversely affect the ability or willingness of prospective buyers to purchase residential real estate.”), may also adversely impact the Japanese real estate markets. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our real properties and their prices.

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

As of March 31, 2026, we owned 17 trademarks for real estate related services in Japan and have no pending trademark applications in Japan. We rely on the Japanese intellectual property and anti-unfair competition laws and contractual restrictions to protect our brand name and trademarks. We believe our brand, trademarks, and other intellectual property rights are important to our success. Any unauthorized use of our brand, trademarks, and other intellectual property rights could harm our competitive advantages and business. Monitoring and preventing unauthorized use are difficult. The measures we take to protect our intellectual property rights may not be adequate. If we are unable to adequately protect our brand, trademarks, and other intellectual property rights, our reputation may be harmed, and our business may be adversely affected.

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

Risks Relating to the Trading Market

Share ownership is concentrated in the hands of our management, who are able to exercise a direct or indirect controlling influence on us.

Our directors and executive officers collectively beneficially own approximately 73.1% of our Common Shares issued and outstanding as of March 31, 2026.  As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

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

Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting in the fiscal years ended March 31, 2026 and 2025. If we are unable to remediate these material weaknesses or fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Common Shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the NYSE American. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the fiscal years ended March 31, 2026 and 2025, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) inadequate control design and documentation, including insufficiently precise documentation to prevent or detect a material misstatement, lack of thorough and timely financial closing process, lack of entity-level controls, particularly over subsidiary financial information review, and lack of evidence supporting effective review in control operations, and (ii) the improper design and ineffective general control over certain information technology systems. As a consequence of the material weaknesses, our independent registered public accounting firm has implemented significantly enhanced audit procedures by increasing the scrutiny of high-risk areas and adding substantive procedures to verify accuracy. The material weaknesses could also result in other misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected.

Following the identification of the material weaknesses described above, we plan to take remedial measures, including (i) hiring additional qualified accounting and compliance personnels with expertise in Sarbanes-Oxley compliance to enhance our financial reporting, compliance functions, and internal control framework; and (ii) engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

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

We incur substantial increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE American, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Shares that is held by non-affiliates equals or exceeds $700 million as of the prior December 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Our Common Shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our Common Shares are not currently considered “penny stock” since they will be listed on NYSE American, if we are unable to maintain that listing and our Common Share is no longer listed on NYSE American, unless we maintain a per-share price above $5.00, our Common Shares will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

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

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, our executive officers, directors, and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and non-executive officer/director principal shareholders are exempt from the reporting requirements of Section 16. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

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

If we cannot continue to satisfy the listing requirements and other rules of NYSE American, the Common Shares may be delisted, which could negatively impact the price of the Common Shares and your ability to sell them.

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

If NYSE American subsequently delists our Common Shares from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our Common Shares;

●	reduced liquidity with respect to our Common Shares;

●	a determination that our Common Shares are a “penny stock,” which will require brokers trading in our Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Shares;

●	limited amount of news and analyst coverage;

●	state laws and regulations applicable to our Common Shares;

●	increased risk of shareholder litigation; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

It is possible that more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

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

LogProstyle was incorporated in Tokyo, Japan, in April 2017 as a joint-stock corporation (kabushiki kaisha) with limited liability. As a holding company incorporated under Japanese law with no material operations of its own, LogProstyle’s operations have been conducted primarily in Japan by its subsidiaries. Our corporate history, including our subsidiaries, is as follows:

●	In August 2006, LogSuite was incorporated in Kanagawa, Japan.

●	In September 2013, Kotakino was established by LogSuite in Tokyo, Japan.

●	In October 2013, Propolife Vietnam was established by LogSuite in Vietnam.

●	In February 2015, LogSuite acquired all the equity interest in ChinoTatemonoKanri, and ChinoTatemonoKanri became its wholly-owned subsidiary.

●	In September 2015, LogSuite acquired all the equity interest in LogArchitects, and LogArchitects became its wholly-owned subsidiary.

●	In November 2016, LogSuite acquired all the equity interest in Yantai Propolife, and Yantai Propolife became its wholly-owned subsidiary.

●	In February 2017, Prostyle was established by LogSuite in Tokyo, Japan.

●	In April 2017, LogProstyle was incorporated in Tokyo, Japan. Soon after LogProstyle’s incorporation, it acquired 100% of the equity interests in LogSuite through share exchanges from the original shareholders of LogSuite. Consequently, the original shareholders of LogSuite each received certain Common Shares proportionally, and LogProstyle, through a restructuring that is accounted for as a reorganization of entities under common control, became the ultimate holding company of LogSuite and LogSuite’s subsidiaries.

●	In May 2017, ProstyleRyokan was established by LogProstyle in Kanagawa, Japan.

●	In January 2018, we acquired all the equity interest in OkinawaIgeto, and OkinawaIgeto became our wholly-owned subsidiary.

●	In August 2020, LogKnot Co., Ltd. was established by LogProstyle in Tokyo, Japan. LogKnot Co., Ltd. was merged into LogSuite due to a reorganization in June 2024 (the “Reorganization”).

●	In November 2021, LogKnot Vietnam was established by LogKnot Co., Ltd. in Vietnam. LogKnot Vietnam became a wholly owned subsidiary of LogProstyle in June 2024 as a result of the Reorganization.

●	In February 2023, LogAsset was established by LogProstyle in Tokyo, Japan.

●	In December 2024, LogProstyle US Inc. was established by LogProstyle in Las Vegas, Nevada, U.S.A.

●	In March 2025, our Common Shares were listed on the NYSE American.

●	In April 2025, LogProstyle Inc For Hotel Management CO. L.L.C S.O.C was established by LogProstyle in the Emirate of Dubai, United Arab Emirates.

Our principal executive offices are located at 1-2-3, Kita-Aoyama, Minato-ku, Tokyo 107-0061, Japan, and our phone number is +81 03-6910-5320. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a corporate website at https://www.logprostyle.co.jp/. Information on our website or accessible via our website is not reflected in this annual report and is not part of this annual report. Any information on our website should not be considered part of this annual report. The address of our website is included in this annual report for informational purposes only. We operate pursuant to the Companies Act.

Our Common Shares are listed on the NYSE American LLC under the ticker symbol “LGPS.”

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

One of our subsidiaries, LogSuite, which is engaged in the real estate renovation and resale business, operates mainly in central Tokyo. In our real estate renovation business, LogSuite acquires condominium units from owners, and will demolish them, leaving only the framework, whereupon it will reconstruct the interior, install plumbing and other elements. In doing so, LogSuite incorporates our unique designs, which we believe is one of our core strengths. During the renovation process, LogSuite begins selling to individual customers through online platforms, including our own original internet media, LogRenove (https://www.logrenove.jp/), as well as through real estate brokers. The entire process of a condominium renovation project, from the purchase of an original condominium unit to the delivery of the completed project, typically takes approximately twelve months, including six months for construction. Under the brand “Log Mansion,” LogSuite has sold approximately 1,800 renovated condominium units over the past 20 years, establishing the “Log Mansion” condominium unit as our flagship product and signature offering.

The term “Log” appears in our name, the names of our subsidiaries, and our brands. It represents the natural solid wood used extensively in our condominium units, and is meant to evoke for our customers our commitment to ensuring that most of the natural solid wood building materials used in the interiors of the condominium units LogSuite constructs are manufactured in-house. By controlling most of the aspects, from importing raw materials to distribution and installation, our comprehensive control process enables us to supply natural solid wood in large quantities at comparatively lower prices. This enables us to attract and retain both domestic and international customers, with domestic customers representing approximately 80% and international customers accounting for approximately 20% of our total customer base.

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

Growth Strategies

Strategic expansion and growth in the real estate renovation and resale, and hotel development and management businesses. The real estate renovation and resale business is the most important segment of our business. Currently, LogSuite’s operations are focused on the central Tokyo area. Using our cash generated from operations, bank borrowings, and proceeds from our initial public offering, we are planning for an expansion of LogSuite’s real estate renovation and resale business in Kyoto, Osaka, Nagoya, Kobe, Hakata, Sendai, Sapporo, and other areas in Japan, other Asian countries, and the United States by investing or acquiring local real estate companies in these areas to offer our renovation and resale services in these markets. As of July 13, 2026, we do not have a target for investment or acquisition.

Additionally, promoted by our head office, and using our cash generated from operations, bank borrowings, and proceeds from our initial public offering, we aim to expand our hotel development and management business by developing and managing additional Machinaka Ryokans in Japan, including Tokyo, Osaka, Nagoya, Sapporo, Hiroshima, Hakata, Sendai, Kanazawa, and Kyoto, and by forming joint ventures with local companies to mutually develop Machinaka Ryokans in the U.S., including New York and Los Angeles. As of July 13, 2026, we have acquired land for the development of a second Machinaka Ryokan in the Asakusa area of Taito-ku, Tokyo, which is currently expected to commence operations in fiscal year 2029. We continue to research, plan, and gather information for additional hotel sites across Japan.

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

For the fiscal years ended March 31, 2026 and 2025, the revenues derived from sales of real estate properties and provision of real estate-related services was JPY20,600,358 thousand (approximately $129,497 thousand) and JPY18,819,041 thousand (approximately $118,299 thousand), respectively, accounting for 92.7% and 91.1% of our total revenue, respectively.

For the fiscal years ended March 31, 2026 and 2025, the revenue derived from the provision of hotel accommodation services was JPY1,310,224 thousand (approximately $8,236 thousand) and JPY1,248,784 thousand (approximately $8,331 thousand), respectively, representing 5.9% and 6.0% of our total revenue, respectively.

For the years ended March 31, 2026 and 2025, the revenue derived from sales of house equipment and materials was JPY310,581 thousand (approximately $1,952 thousand) and JPY583,091 thousand (approximately $3,889 thousand), respectively, representing 1.4% and 2.8% of our total revenues, respectively.

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

Under the brand “Log Mansion,” LogSuite purchases pre-owned condominium units from third parties of 80 square meters or more, primarily located in central Tokyo, including Chiyoda, Minato, and Shibuya wards, mainly from individuals, for redesign, replanning, and renovation, by demolishing the condominium units down to the framework, and reconstructing the interior, plumbing, and other elements. Throughout this process, LogSuite incorporates its original design, which is one of our strengths. During the renovation process, LogSuite begins selling the renovated condominium units to individual customers through various online platforms, including our own Internet media, as well as through real estate agents. The entire process of a condominium renovation project, from pre-owned condominium units purchase to delivery of the completed project, typically takes approximately twelve months, including six months for construction. As of March 31, 2026, LogSuite has sold approximately 1,800 renovated condominium units since 2010, establishing them as our flagship product and signature offering.

The real estate renovation and resale business typically includes (i) opportunity identification and condominium purchase; (ii) project planning and design; (iii) project construction and management; (iv) marketing and sales; and (v) delivery and after-sales service.

i.	Opportunity Identification and Condominium Purchase

The first step of renovation process is to identify new opportunities. LogSuite sources pre-owned condominium units through real estate agencies. LogSuite does not have any agreements with real estate agencies to source pre-owned condominium units on advantageous terms or at all. Instead, it relies on the strong business relationships with real estate agencies, many of whom have worked with LogSuite for more than 10 years. LogSuite has strategically focused on prime locations in central Tokyo for many years. Consequently, it is prioritized by real estate agents in providing information on target properties. This allows LogSuite to avoid projects that involve bidding or other methods that inflate prices. When selling completed properties, LogSuite ensures that real estate agents who have provided information on target properties are given priority in the sales process, thereby building trust and fostering relationships with these real estate agencies. See “—Competitive Strengths—Strategic targeting for efficient acquisitions and quick sales of properties.”

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

As of March 31, 2026, there were two full-time employees in the design team, and six full-time employees in the construction management team.

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

During the renovation process, LogSuite begins selling the renovated condominium units on LogRenove (https://www.logrenove.jp/), a website maintained by LogSuite, as well as on third-party websites such as SUUMO, HOMES, At Home, and Yahoo. These websites include photos of both the exterior and interior of the renovated condominiums, images of the surrounding environment, and detailed property information. Prospective buyers can view photos, check prices, and review other details, and they can schedule a tour by sending an e-mail or making a phone call using the contact information provided on the website. For the fiscal years ended March 31, 2026 and 2025, LogSuite paid approximately JPY18,634 thousand ($117 thousand) and JPY5,351 thousand ($35 thousand), respectively, to third-party websites for marketing its renovated condominiums.

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

In accordance with the sales agreements with customers regarding renovated condominium units, warranties are provided. Specifically, LogSuite’s renovated condominium units are covered by a two-year nonconformity warranty under the terms of the sales agreements with the customers. In addition, LogSuite offers an extended after-sales service warranty for the renovated condominium units, with coverage periods ranging from two to 10 years, depending on the type of defect and the specific characteristics of each component, which includes a 10-year warranty for plumbing, a five-year warranty for electrical wiring, and a two-year warranty for all other components. Although not legally required, LogSuite also purchases housing defect warranty insurance to ensure its financial capability to address any defects that may occur.

The following table shows the key operating results for the real estate renovation and resale business for the fiscal years ended March 31, 2026 and 2025.

	Fiscal Year Ended March 31,
	2026	2025
Number of pre-owned units purchased	30	50
Number of renovated units sold	41	41
Total sales price	JPY7,706,974 thousand ($48,447 thousand)	JPY7,872,318 thousand ($49,486 thousand)

Real Estate Development

Our real estate development business can be divided into two categories: residential real estate development and Machinaka Ryokan development.

Residential Real Estate Development

Our subsidiary, Prostyle is engaged in residential real estate development under two brands: PROSTYLE and PROSTYLE WEALTH.

PROSTYLE offers condominiums with natural solid wood flooring primarily in the Tokyo metropolitan area, while PROSTYLE WEALTH specializes in new, compact condominiums within the same area. In this business model, Prostyle provides comprehensive support for site selection, land purchase, business planning, construction management, and after-sales services. The entire process of a residential property development project, from land purchase to delivery of the completed condominium, typically takes approximately 1.5 to 2 years. Prostyle generates revenue from sales of condominium in this business model.

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

The institutional or individual customer may demand that Prostyle repair such defects and/or seek compensation. If such defects are not repaired within a reasonable period of time required by the institutional or individual customer, they may terminate the sales agreement, seek compensation, and demand a reduction in the sales price based on the extent of the defects.

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

(2)	The stipulated construction schedule or delivery date is materially changed, and the institutional customer’s sales plan is adversely affected

Both the institutional customer and Prostyle may also terminate the sales agreement if the other party breaches the sales agreement or experiences or is reasonably believed to experience financial difficulty, and the breach is not cured or the financial difficulty is not recovered within a reasonably required period of time.

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

The following table shows the key operating results for the development of condominium units for the fiscal years ended March 31, 2026 and 2025.

	Fiscal Year Ended March 31,
	2026	2025
Number of land parcels purchased	33	21
Area of land parcels purchased (square feet)	67,328	34,041
Number of condominium units sold to individual purchasers	0	33
Number of condominium buildings sold to institutional purchasers	7	4
Number of units included in condominium buildings sold to institutional purchasers	127	78
Total sales price	JPY 3,971,855 thousand ($24,967 thousand)	JPY 5,620,485 thousand ($35,331 thousand)

The following table shows the key operating results for the development of condominium building in the past three years.

Name of Building	Number of Units Included	Time of Delivery	Sales Price	Purchaser
PSW Toyosu East	16	April 2023	JPY530,765 thousand ($3,336 thousand)	CREAL Corporation
PSW Kawasaki East	24	September 2023	JPY527,536 thousand ($3,316 thousand)	Fudial Creation Inc.
Prostyle Kuramae	24	May 2024	JPY1,526,880 thousand ($9,598 thousand)	Individual Customer
PSW Asakusa Isle	27	December 2024	JPY1,052,910 thousand ($6,619 thousand)	NST Corporation
PSW Shimoigusa	12	January 2025	JPY351,330 thousand ($2,209 thousand)	Cred Corporation
PSW Ohanajaya Defit	24	February 2025	JPY924,760 thousand ($5,813 thousand)	Urban Spirit Corporation
PSW Tobu Nerima	15	March 2025	JPY357,020 thousand ($2,244 thousand)	J-REX Corporation
PSW Tobu Nerima II	14	March 2026	JPY394,587 thousand ($2,480 thousand)	Open House Real Estate Co., Ltd.
PSW Kameido Suijin	24	March 2026	JPY764,629 thousand ($4,807 thousand)	BEYOND Co., Ltd.
PSW Horikiri Shobuen	14	March 2026	JPY408,466 thousand ($2,568 thousand)	Open House Real Estate Co., Ltd.
PSW Shin-Koiwa	29	March 2026	JPY862,232 thousand ($5,420 thousand)	PJMF Vega TMK
PSW Uguisudani	14	January 2026	JPY627,730 thousand ($3,946 thousand)	Global Link Management Inc.
PSW Otorii	14	November 2025	JPY456,399 thousand ($2,869 thousand)	Magnific Solution Co., Ltd.
PSW Sumida	18	September 2025	JPY457,812 thousand ($2,878 thousand)	J-LEX Corporation

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

For the fiscal years ended March 31, 2026 and 2025, there were no Machinaka Ryokan sales.

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

Machinaka Ryokan Management and Accommodation

Our Machinaka Ryokan management and accommodation business is closely integrated with our Machinaka Ryokan development business. Prostyle develops Machinaka Ryokans and sells them to buyers, after which ProstyleRyokan rents them from the owners, pays monthly rent, and provides hotel management and accommodation services. For the fiscal year ended March 31, 2026, ProstyleRyokan paid rent of approximately JPY423,816 thousand (approximately $2,664 thousand) to the hotel owners for their management and accommodation services. For the fiscal year ended March 31, 2025, ProstyleRyokan paid a rent of approximately JPY423,816 thousand (approximately $2,664 thousand) to the hotel owners for their management and accommodation services.

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

Term

The lease agreement has a term of 15 years and will not automatically renew upon expiration. However, if the owner fails to provide ProstyleRyokan with a written notice of termination between six months and one year prior to the expiration date, the lease agreement may continue in effect at ProstyleRyokan’s discretion. In such an event, if the hotel owner subsequently delivers a written notice of termination, the lease agreement shall terminate six months following the delivery of such notice.

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

As of March 31, 2026, there were four hotels operated by ProstyleRyokan. The table below summarizes information about these hotels.

Name	Location	Building Type	Opened	Maximum Capacity	Starting Room Rate (Per Night)
Prostyle Ryokan Yokohama Bashamichi	5-64 Tokiwa-cho, Naka-ku, Yokohama-shi, Kanagawa-ken	13-floor building	August 2018	204	JPY13 thousand ($82)
Prostyle Ryokan Tokyo Asakusa	2-12-11 Hanakawado, Taito-ku, Tokyo-to	10-floor building	December 2019	154	JPY30 thousand ($189)
Prostyle Ryokan Naha Kenchomae	2-2-1 Kume, Naha-shi, Okinawa-ken	10-floor building	December 2020	157	JPY17 thousand ($107)
Prostyle Terrace Naha	2-3-2 Kume, Naha-shi, Okinawa-ken	14-floor building	April 2021	104	JPY20 thousand ($126)

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

For the fiscal years ended March 31, 2026 and 2025, no customer accounted for over 10% of our revenue.

Suppliers

Suppliers and Third-Party Service Providers

In addition to certain construction materials, such as natural solid wood products, that are developed and manufactured by our subsidiaries, we procure most construction materials, housing equipment and related construction services from independent third-party suppliers and service providers, including construction contractors, real estate agencies, and housing and travel platforms. In the fiscal year ended March 31, 2026, no single third-party supplier or service provider accounted for 10% or more of our consolidated cost of revenue, and we believe alternative sources are available for substantially all materials and services we procure.

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

As of March 31, 2026, our subsidiaries have registered 17 trademarks in Japan for real estate-related services and other goods and services directly and indirectly related to their business operations, and 23 domain names in Japan, which automatically renew upon expiration.

Trademarks

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		Word	Class 35, 36, 42, 45	6486969	December 16, 2021	December 16, 2026

2		Word	Class 35, 36, 42, 45	6445343	September 21, 2021	September 21, 2026

3		Picture	Class 35, 36, 42, 45	6445344	September 21, 2021	September 21, 2026

4		Picture	Class 35, 36, 42, 45	6445345	September 21, 2021	September 21, 2026

5		Word	Class 43, 45	6415026	July 12, 2021	July 12, 2031

6		Picture	Class 36, 37, 42	6487324	December 16, 2021	December 16, 2026

7		Word	Class 36, 37, 42	6487325	December 16, 2021	December 16, 2026

8		Picture	Class 35, 36, 37, 42, 43	6487326	December 16, 2021	December 16, 2026

9		Word	Class 35, 36, 37, 42, 43	6487327	December 16, 2021	December 16, 2026

10		Picture	Class 36, 42	6487328	December 16, 2021	December 16, 2026

11		Word	Class 36, 42	6487329	December 16, 2021	December 16, 2026

12		Word	Class 36	6703769	June 2, 2023	June 2, 2028

13		Picture	Class 36	6703770	June 2, 2023	June 2, 2028

14		Picture	Class 16, 38	6651020	December 12, 2022	December 12, 2027

15		Word	Class 16, 38	6651021	December 12, 2022	December 12, 2027

16		Picture	Class 35, 36, 37, 42, 43, 44, 45	6838942	August 29, 2024	August 29, 2029

17		Word	Class 35, 36, 37, 42, 43, 44, 45	6838943	August 29, 2024	August 29, 2029

13		Picture	Class 35, 36, 37, 42, 43	6487326	December 16, 2021	December 16, 2026

14		Word	Class 35, 36, 37, 42, 43	6487327	December 16, 2021	December 16, 2026

15		Picture	Class 36, 42	6487328	December 16, 2021	December 16, 2026

16		Word	Class 36, 42	6487329	December 16, 2021	December 16, 2026

17		Picture	Class 35, 36,37， 42, 43，44，45	6838942	August 29，2024	August 29，2034

18	LogProstyle	Word	Class 35, 36,37， 42, 43，44，45	6838943	August 29, 2024	August 29, 2034

Domain Names

No.	Domain Name	Registration Date	Expiration Date
1	propolife.co.jp	October 2, 2006	October 31, 2026
2	prostyle-residence.com	March 18, 2014	March 18, 2027
3	fudosan-king.jp	August 10, 2015	August 31,2026
4	prostyleryokan.com	July 2, 2018	July 2, 2027
5	chinokanri.co.jp	May 19, 2015	May 31, 2027
6	logrenove.jp	January 9, 2020	January 31, 2027
7	kotakino.jp	March 6, 2020	March 31, 2027
8	logknot.co.jp	August 24, 2020	July 31, 2026
9	logsuite.co.jp	March 16, 2021	March 31, 2027
10	logarchitects.co.jp	March 16, 2021	March 31, 2027
11	rimawaru.com	May 24, 2021	May 24, 2026
12	logasset.co.jp	March 9, 2023	March 31, 2027
13	logprostyle.co.jp	August 11, 2023	August 29, 2026
14	fdla.jp	November 16, 2023	November 30, 2025
15	chronicle-kensetsu.co.jp	May 09, 2016	May 31, 2027
16	chronicle-web.com	June 01, 2016	June 01, 2027
17	logknot-vietnam.com	July 08, 2024	July 08, 2026
18	tokyo-mansion-oldies.com	July 11, 2024	July 11, 2026
19	prostyle-hotels.com	October 09, 2019	October 09, 2026
20	order-renove.jp	November 27, 2020	November 27, 2026
21	chronicle-kensetsu.com	December 22, 2015	December 22, 2026
22	prostyle-villa.com	March 18, 2014	March 18, 2027
23	propolifevietnam.com	August 15, 2014	August 15, 2026

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

Environmental Matters

As of July 13, 2026, neither we nor our subsidiaries are aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have our subsidiaries been punished or can they foresee any punishment to be made by any government authorities of Japan with regard thereto.

Legal Proceedings

As of July 13, 2026, neither we nor the subsidiaries are a party to any material legal or administrative proceedings. From time to time, the subsidiaries may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the subsidiaries’ resources, including management’s time and attention. Furthermore, as of the date of this annual report, the subsidiaries are not a party to any international claims or litigation with respect to defective products or other matters.

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

C. Organizational Structure

The following diagram illustrates our corporate structure as of July 13, 2026.

(1)	Represents 6,878,250 Common Shares directly beneficially owned by Yasuyuki Nozawa and 9,373,500 Common Shares held by Propolife, LLC., a Japanese company 100% owned by Yasuyuki Nozawa, our chief executive officer, president and representative director, as of the date of this annual report. As Yasuyuki Nozawa has sole voting and dispositive power over these Common Shares, he is deemed to be the beneficial owner of these Common Shares.

(2)	The percentage is based upon 23,610,870 Common Shares outstanding as of the date of this annual report and excludes any Common Shares issuable upon exercise of outstanding options.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

D. Property, Plants and Equipment

We and our subsidiaries currently lease several properties in Tokyo, Sapporo, Nagoya, and Okinawa for office space, hotel, restaurant, and parking lot.

Lessee	Location	Area (Square Feet)	Rent (Monthly)	Term	Use
LogProstyle	1-2-3 Kita-Aoyama, Minato-ku	9,022	JPY9,889 thousand ($62 thousand)	February 1, 2025 to January 31, 2030	Office
LogSuite	6-2, 1-jo Nishi 8-chome, Chuo-ku, Sapporo-shi	228	JPY50 thousand ($314)	February 5, 2025 to February 4, 2027	Office
LogSuite	3-20-5 Marunouchi, Naka-ku, Nagoya-shi	217	JPY90 thousand ($566)	March 1, 2025 to February 28, 2026	Office
ProstyleRyokan	2-2-1 Kume, Naha-shi, Okinawa-ken	23,239	JPY8,808 thousand ($55 thousand)	November 6, 2020 to November 5, 2040	Hotel (Naha Kenchomae)
ProstyleRyokan	2-3-2 Kume, Naha-shi, Okinawa-ken	17,428	JPY5,000 thousand ($31 thousand)	November 30, 2020 to November 29, 2030	Hotel (Terrace Naha)
ProstyleRyokan	2-12-11 Hanakawado, Taito-ku, Tokyo	22,651	JPY11,046 thousand ($69 thousand)	June 18, 2021 to June 17, 2036	Hotel (Tokyo Asakusa)
ProstyleRyokan	5-64 Tokiwacho, Naka-ku, Yokohama City, Kanagawa Prefecture	32,786	JPY10,462 thousand ($66 thousand)	March 29, 2019 to March 28, 2029	Hotel (Yokohama Bashamichi)
LogProstyle	1-8-3 Marunouchi, Chiyoda-ku	-	JPY100 thousand ($629)	June 1, 2025 to March 31, 2026	Parking Area
LogProstyle	1-2-3 Kita-Aoyama, Minato-ku	-	JPY270 thousand ($2 thousand)	April 7, 2026 to April 30, 2027	Parking Area
Prostyle	6-23-5 Shimouma, Setagaya-ku	-	JPY28 thousand ($176)	December 22, 2025 to March 21, 2026	Parking Area
LogSuite	2-6-21 Minami-Aoyama, Minato-ku	-	JPY60 thousand ($377)	April 1, 2026 to March 31, 2027	Parking Area

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

The term “Log” appears in our name, the names of our subsidiaries, and our brands. It represents the natural solid wood used extensively in our condominium units, and is meant to evoke for our customers our commitment to ensuring that most of the natural solid wood building materials used in the interiors of the condominium units LogSuite constructs are manufactured in-house. By controlling most of the aspects, from importing raw materials to distribution and installation, we believe that our comprehensive control process enables us to supply natural solid wood in large quantities at comparatively lower prices. We believe that this enables us to attract and retain both domestic and international customers, with domestic customers representing approximately 80% and international customers accounting for approximately 20% of our total customer base.

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

Limited supply of inventory available in the target areas

Our subsidiary, LogSuite, acquires pre-owned condominium units for our real estate renovation and resale business, while another subsidiary, Prostyle, acquires lands for our residential real estate development business. Prostyle also purchases and demolishes existing buildings to build new condominium buildings. During the fiscal years ended March 31, 2026 and 2025, 100% and 84.0% of LogSuite’s revenue and 67.0% and 100% of Prostyle’s revenue were derived from the sales of properties located in Tokyo, respectively. The residential property market in Tokyo is highly competitive with limited pre-owned condominium units, land, and existing buildings for demolishment available for acquisitions. The results of our property development operations depend in part upon our continuing ability to successfully identify and acquire an adequate number of pre-owned condominium units, land, and existing buildings for demolishment to renovate pre-owned condominium units for the purpose of resale or to build new condominium buildings, in desirable locations in our market. To date, we have primarily identified pre-owned condominium units, land, and existing buildings for demolishment through real estate agencies. We also acquire pre-owned condominium units through our active market search and the information obtained from other companies in the same industry. However, there can be no assurance that our long-standing relationships with these real estate agencies will continue, or that an adequate supply of land and development sites that meet our specifications will continue to be available to us on terms similar to those available in the past, or that we will not be required in the future to devote a greater amount of capital to the acquisitions of such real estate properties than we have historically.

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

Timing, size and mix of property sales and project completions

Because we recognize real-estate revenue principally upon delivery and legal settlement, our revenue and operating results in any period are significantly affected by the number, size, type and timing of the projects completed and delivered during that period. Our sales mix includes renovated condominium units, newly developed residential condominiums, land parcels and, from time to time, whole-building sales to institutional purchasers. Individually significant transactions—such as the sale of land for the Sennen project and the three whole-property sales recognized in the fiscal year ended March 31, 2026—can materially shift revenue and gross profit between reporting periods, and a delay in the completion or settlement of one or more projects can make a period non-indicative of future results.

Inventory investment, project duration and capital recycling

Our business is capital-intensive and operates on a capital-recycling model under which we commit capital to acquire and develop inventory and recover that capital, together with our margin, upon the sale and settlement of the completed property. A condominium renovation project typically takes approximately twelve months, a residential development project approximately 18 to 24 months, and a hotel development project approximately 42 months, from acquisition to delivery. Our operating cash flow, inventory turnover and the capital committed to projects therefore depend on the length of these cycles and the timing of monetization. Delays in construction, sales or settlement can extend our cash-conversion cycle, increase carrying and financing costs, compress margins and reduce the capital available to fund new projects.

Availability and cost of financing

We finance the acquisition and development of our projects principally through project-level and corporate borrowings, a substantial portion of which bears interest at variable rates. Our results are affected by the availability and cost of financing, including project-level loan-to-value ratios, benchmark rates and contractual margins, interest expense, the amount of borrowing cost capitalized into inventory, and our ability to refinance or extend maturing borrowings on acceptable terms. Higher interest rates increase our financing costs and future cost of revenue and may reduce customer mortgage affordability and demand. See “Item 5.B. Liquidity and Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

Project and product mix

Gross margins, capital requirements and cash-conversion periods differ significantly among our activities—renovated condominiums, residential developments, whole-building institutional sales, land transactions, hotel development and hotel operations. Changes in the mix of projects delivered in a period therefore affect our consolidated gross margin independently of changes in total revenue.

Hotel operating performance

Our hotel results are affected by occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”), inbound-tourism demand, seasonality, and our fixed rent and lease obligations, labor and other operating costs. Because our hotels are operated under long-term leases requiring fixed rent and security deposits, hotel profitability is sensitive to changes in occupancy and ADR relative to these largely fixed costs.

Mix of transaction-based and recurring revenue

Our revenue includes both transaction-based revenue from real-estate sales and more recurring revenue from hotel operations, property-management and related services. The relative contribution of these sources affects the stability of our operating margins, and we intend over time to increase the proportion of recurring revenue relative to transaction-based real-estate sales.

Customer diversification and inbound demand

Our customer base is diversified across domestic and international customers. In our condominium renovation and resale business, international purchasers accounted for approximately 20% of LogSuite’s sales of pre-owned condominium units in the fiscal year ended March 31, 2026, and in our hotel business, inbound tourists represent a principal guest segment, particularly at Prostyle Ryokan Tokyo Asakusa. This diversification reduces our dependence on any single customer segment, while exposing our results to trends in inbound tourism and international demand for Tokyo residential property.

Dependence on institutional purchasers and timing of contracted exits

Certain of our projects are structured for sale to institutional purchasers, including whole-building sales. Our results in a period may depend on a limited number of such transactions and are affected by purchaser financing, deposit and settlement timing, cancellation or default risk and the availability of alternative purchasers, which can materially affect period-to-period comparability.

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

Future Outlook of Market Trend

The following outlook reflects management’s current assessment of market trends reasonably likely to affect our businesses and should be read together with “—D. Trend Information” below, which describes the underlying market data in greater detail.

New-condominium supply, prices and affordability. According to the Real Estate Economic Institute, new-condominium supply in the greater Tokyo metropolitan area decreased by 4.5% in 2025 to 21,962 units, the lowest level since the survey began in 1973, while the average selling price increased by 17.4% to JPY91.82 million, a record high, and the initial-month contract rate declined to 63.9%, remaining below 70% for the second consecutive year. Supply is forecast to increase by approximately 2.2% to around 23,000 units in 2026, although land availability, acquisition competition and elevated construction costs remain significant constraints. We believe high new-condominium prices may continue to support demand for more affordable renovated units, while rising land, acquisition, construction and financing costs and reduced customer affordability may adversely affect our sales velocity and gross margins.

Pre-owned condominium and renovation market. Contracts for pre-owned condominium units in the greater Tokyo metropolitan area increased by 24.1% to a record 49,314 transactions in the fiscal year ended March 31, 2026, with the average contract price increasing by 7.8% and the average price per square meter increasing by 8.4%. These trends support demand for our renovation business, but may also increase the cost of, and competition for, suitable pre-owned inventory, which could affect our acquisition volume, inventory turnover, selling prices and gross margins.

Interest rates and financing conditions. The Bank of Japan raised its policy rate to approximately 0.75% in December 2025 and has indicated that further increases may occur if its economic and inflation outlook is realized. A higher-rate environment may reduce customer mortgage affordability and investor demand, raise capitalization rates, and increase our project-level and corporate borrowing costs, interest expense and refinancing costs, which could affect our ability to maintain target project margins.

Hotel and inbound-tourism outlook. Visitor arrivals to Japan reached a record 42.7 million in 2025, an increase of 15.8%, supporting continued inbound demand. According to Japan Tourism Agency data, overall accommodation occupancy was 59.4% in March 2026 while Tokyo occupancy was 73.6%, reflecting both strong Tokyo demand and continuing variation by location and property type. We expect our hotel results to be affected by occupancy, ADR and RevPAR, inbound guest mix, labor and wage pressures, utilities, fixed rent, online travel-agency costs and new hotel supply, as well as by capital investment in Prostyle Ryokan Tokyo Asakusa II.

Demographic outlook. As described under “—D. Trend Information,” the 2023 Regional Population Projections published by the National Institute of Population and Social Security Research indicate that, although Japan’s national population is expected to decline, central Tokyo—our focus market—is projected to be comparatively resilient. We do not, however, view population trends alone as assuring stable demand for our products.

Key Operating and Financial Performance Indicators

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

Key Performance Indicators

Average selling price per unit

Average selling price per unit represents the aggregate revenue we recognized from the sale of condominium units during the period divided by the number of condominium units sold and delivered during the period.

Occupancy rate

The occupancy rate is calculated by dividing the number of rooms utilized by the total number of rooms available. The Company utilizes revenue per available room as a key performance indicator.

Average daily rate (ADR)

The average daily rate is calculated by dividing the total sales by the number of rooms utilized. We set the hotel room rates based on a number of factors, including local market conditions with reference to room rates set by competitors, recent occupancy rates, and seasonal occupancy fluctuations.

Revenue per available room (RevPAR)

RevPAR is calculated as room revenue divided by the number of available room nights during the period, and is equivalent to the product of the occupancy rate and ADR. We use RevPAR, together with occupancy and ADR, to evaluate the operating performance of our hotel business.

A. Operating Results

Results of Operations

A detailed comparison of the fiscal year ended March 31, 2025 with the fiscal year ended March 31, 2024 is not included in this annual report. That comparison was included under “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on July 7, 2025, and is incorporated herein by reference. Where relevant to an understanding of a multi-year trend, targeted comparative information for the fiscal year ended March 31, 2024 is included in the discussion below.

(in thousands, except change % data)

	Fiscal Year Ended March 31,
	2026(¥)	2025(¥)	2024(¥)
Revenue	22,221,163	20,650,916	14,121,840
Gross profit	4,408,421	3,559,270	2,651,889
Gross profit margin	19.8%	17.2%	18.8%
Operating income	1,571,580	1,342,516	938,501
Operating income margin	7.1%	6.5%	6.6%
Net income	759,961	753,621	323,605
Operating cashflow	(2,201,764)	804,637	(2,083,273)
Inventory	16,555,068	13,612,387	13,518,460
Short-term loans	1,605,658	1,885,259	2,574,734
Long-term loans	15,462,426	10,883,950	10,624,137
Interest expenses	328,962	209,971	422,769

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2026 and 2025

	Fiscal Year Ended March 31,			Variance
	2026($)	2026(¥)	2025(¥)	¥	YoY %
Revenue
Real estate	129,497	20,600,358	18,819,041	1,781,317	9.5%
Hotel	8,236	1,310,224	1,248,784	61,440	4.9%
Others	1,952	310,581	583,091	(272,510)	(46.7%)
Total Revenue	139,685	22,221,163	20,650,916	1,570,247	7.6%
Cost of revenue	111,973	17,812,742	17,091,646	721,096	4.2%
Gross Profit	27,712	4,408,421	3,559,270	849,151	23.9%
Selling, General and Administrative Expenses	17,833	2,836,841	2,216,754	620,087	28.0%
Operating income	9,879	1,571,580	1,342,516	229,064	17.1%
Other income (expense), net	(2,014)	(320,376)	(194,272)	(126,104)	64.9%
Net income before tax	7,865	1,251,204	1,148,244	102,960	9.0%
Income tax expenses	(3,088)	(491,243)	(394,623)	(96,620)	24.5%
Net Income	4,777	759,961	753,621	6,340	0.8%

Revenues

Revenues increased by JPY1,570,247 thousand, or 7.6% year-over-year, to JPY22,221,163 thousand ($139,685 thousand) in the fiscal year ended March 31, 2026, from JPY20,650,916 thousand in the fiscal year ended March 31, 2025. This increase was primarily driven by the increase in real estate sales. A further breakdown of sales figures is presented under “Results of Operations by Segment” below.

Cost of Revenues

Cost of revenues increased by JPY721,096 thousand, or 4.2% year-over-year, to JPY17,812,742 thousand ($111,973 thousand), which reflects the higher direct costs associated with the higher revenue during the fiscal year ended March 31, 2026.

Gross Profit and Gross Profit Margin

Gross profit was JPY4,408,421 thousand ($27,712 thousand) during the fiscal year ended March 31, 2026, compared to JPY3,559,270 thousand during the fiscal year ended March 31, 2025. Gross profit margin was 19.8% during the fiscal year ended March 31, 2026, compared to 17.2% during the fiscal year ended March 31, 2025.

Selling, General and Administrative Expenses (“SG&A expenses”)

SG&A expenses increased by JPY620,087 thousand or 28.0% year-over-year to JPY2,836,841 thousand ($17,833 thousand), primarily due to:

●	An increase in outsourcing fees, mainly due to fees related to investor relations.
●	An increase in taxes and dues, mainly due to higher non-deductible consumption taxes and higher enterprise tax.

Other Income (Expense), net

Other expense, net, increased by JPY126,104 thousand, or 64.9%, year-over-year from JPY194,272 thousand to JPY320,376 thousand ($2,014 thousand), primarily due to an increase in interest expense resulting from higher average debt balances and an increase in the effective interest rate.

Net Income

As a result of the foregoing, the net income was JPY759,961 thousand ($4,777 thousand) during the fiscal year ended March 31, 2026, compared to JPY753,621 thousand during the fiscal year ended March 31, 2025.

Results of Operations by Segment

The following discussion is based on segment information. Sales in each business segment represents sales recorded before intersegment transactions are eliminated. Income (loss) before income tax in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. Refer to Note 19 of the consolidated financial statements.

Real Estate Segment:

The following table presents the segment income before income tax for real estate segment for the fiscal years ended March 31, 2026 and 2025:

(in thousands, except change % data)

	Fiscal Year Ended March 31,			Variance
	2026($)	2026(¥)	2025(¥)	¥	YoY %
Revenue
External customers	129,497	20,600,358	18,819,041	1,781,317	9.5%
Intersegment	211	33,580	21,920	11,660	53.2%
Total Revenue	129,708	20,633,938	18,840,961	1,792,977	9.5%
Cost of revenue	103,428	16,453,324	15,578,567	874,757	5.6%
Gross Profit	26,280	4,180,614	3,262,394	918,220	28.1%
Selling, General and Administrative Expenses	8,567	1,362,798	1,257,330	105,468	8.4%
Operating income	17,713	2,817,816	2,005,064	812,752	40.5%
Other income (expense), net	(1,828)	(290,863)	(194,243)	(96,620)	49.7%
Income before income tax	15,885	2,526,953	1,810,821	716,132	39.5%

	Fiscal Year Ended March 31,		Variance
	2026	2025	Amount	Percentage
Condominium renovation
Number of units sold	41	41	-	0.0%
Average selling price per unit	187,974,976	192,007,756	(4,032,780)	(2.1)%
Real estate development
Number of condominium units sold to individual purchasers	-	33	(33)	-100.0%
Number of condominium buildings sold to institutional purchasers	7	4	3	75.0%
Number of units included in condominium buildings sold to institutional purchasers	127	78	49	62.8%

For the fiscal year ended March 31, 2026, sales increased by JPY1,792,977 thousand to JPY20,633,938 thousand ($129,708 thousand). This increase was primarily due to an increase in sales in real estate development. Our sales from new condominium developments increased primarily due to the increase in the number of condominium buildings sold to institutional purchases from 4 buildings for the fiscal year ended March 31, 2025 to 7 buildings for the fiscal year ended March 31, 2026, up by 3 buildings as well as sales of land for the Sennen project. This increase was partially offset by a decrease in our sales in condominium renovation. Our sales from renovated condominiums decreased by JPY165,344 thousand, as the average selling price per unit decreased from JPY192,008 thousand in the fiscal year ended March 31, 2025 to JPY187,975 thousand in the fiscal year ended March 31, 2026, while the number of units sold remained unchanged at 41 units.

Income before income tax increased by JPY716,132 thousand to JPY2,526,953 thousand ($15,885 thousand) primarily due to an increase in gross profit driven by our real estate development sales, reflecting both a higher number of condominium buildings delivered and an improved gross profit margin, partially offset by increases in selling, general and administrative expenses and interest expenses.

Hotel Segment:

The following table present the segment income before income tax for hotel segment for the fiscal years ended March 31, 2026 and 2025:

(in thousands, except change % data)

	Fiscal Year Ended March 31,			Variance
	2026($)	2026(¥)	2025(¥)	¥	YoY %
Revenue
External customers	8,236	1,310,224	1,248,784	61,440	4.9%
Intersegment	1	147	21,725	(21,578)	(99.3%)
Total Revenue	8,237	1,310,371	1,270,509	39,862	3.1%
Cost of revenue	7,368	1,172,152	1,112,486	59,666	5.4%
Gross Profit	869	138,219	158,023	(19,804)	(12.5%)
Selling, General and Administrative Expenses	556	88,460	94,807	(6,347)	(6.7%)
Operating income	313	49,759	63,216	(13,457)	(21.3%)
Other income (expense), net	5	819	428	391	91.4%
Income before income tax	318	50,578	63,644	(13,066)	(20.5%)

	Fiscal Year Ended March 31,		Variance
	2026	2025	Amount	Percentage
Occupancy rate	64.5%	74.7%	-10.2%	-13.7%
Average daily rate	22	19	3	16.8%

For the fiscal year ended March 31, 2026, sales increased by JPY39,862 thousand to JPY1,310,371 thousand ($8,237 thousand). This increase was mainly due to a higher average daily rate, which increased from approximately JPY19,000 in the fiscal year ended March 31, 2025 to approximately JPY22,000 in the fiscal year ended March 31, 2026, partially offset by a decrease in occupancy rate, which decreased from 74.7% in the fiscal year ended March 31, 2025 to 64.5% in the fiscal year ended March 31, 2026. The decrease in occupancy rate was primarily attributable to external factors affecting inbound travel demand, including the Chinese government’s advisory against travel to Japan and heightened geopolitical tensions in the Middle East.

Income before income tax decreased by JPY13,066 thousand to JPY50,578 thousand ($318 thousand) primarily due to an increase in hotel operating costs that exceeded the growth in revenue, which, together with the lower occupancy rates, resulted in a decline in gross profit.

Other Segment:

The following table present the segment income before income tax for other segment for the fiscal years ended March 31, 2026 and 2025:

(in thousands, except change % data)

	Fiscal Year Ended March 31,			Variance
	2026($)	2026(¥)	2025(¥)	¥	YoY %
Revenue
External customers	1,952	310,581	583,091	(272,510)	(46.7%)
Intersegment	2,154	342,723	183,549	159,174	86.7%
Total Revenue	4,106	653,304	766,640	(113,336)	(14.8%)
Cost of revenue	3,231	514,009	562,360	(48,351)	(8.6%)
Gross Profit	875	139,295	204,280	(64,985)	(31.8%)
Selling, General and Administrative Expenses	875	139,127	303,413	(164,286)	(54.1%)
Operating income	-	168	(99,133)	99,301	(100.2%)
Other income (expense), net	(76)	(12,108)	(5,541)	(6,567)	118.5%
Loss before income tax	(76)	(11,940)	(104,674)	92,734	(88.6%)

For the fiscal year ended March 31, 2026, sales decreased by JPY113,336 thousand to JPY653,304 thousand ($4,106 thousand). This decrease was mainly due to a decrease in sales at Yantai Propolife Wood Industry (JPY26,094 thousand, compared with JPY140,144 thousand in the prior year) and the absence of sales at Propolife Vietnam (nil, compared with JPY113,726 thousand in the prior year), partially offset by an increase in sales at Okinawa Igeto.

Loss before income tax decreased by JPY92,734 thousand to JPY11,940 thousand ($76 thousand) primarily due to a decrease in selling, general and administrative expenses of JPY164,286 thousand.

Seasonality and transaction timing

Our results are not subject to conventional seasonality in the sense of a recurring intra-year demand cycle; however, our revenue and operating results can vary significantly between periods because of the timing of construction completion, property delivery and legal settlement, the concentration of individually significant whole-building or land sales in particular periods, customer mortgage-closing patterns, the availability of land and renovation inventory, and inbound-tourism and holiday patterns affecting hotel occupancy, ADR and RevPAR. Because the timing of a limited number of projects can materially shift results between periods, our results for any interim period or fiscal year may not be indicative of results for subsequent periods.

B. Liquidity and Capital Resources

Cash Flows/Liquidity

Cash flows for the fiscal years ended March 31, 2026 and 2025

As of March 31, 2026, we had cash of JPY2,281,913 thousand ($14,345 thousand) and total debt obligations due within the next 12 months of approximately JPY6,490,348 thousand, including JPY4,878,372 thousand of current maturities of long-term debt. We manage liquidity through a combination of cash generated from property sales and hotel and property-management operations, project-level and corporate borrowings, and, when appropriate, equity financing.

Our real-estate financing is generally structured by reference to individual projects and the expected timing of property completion and sale. Management monitors liquidity through cash-flow forecasts, project-level cash and debt-maturity schedules, lender and covenant monitoring, and evaluation of expected proceeds from contracted and anticipated property sales. We expect to satisfy debt maturities during the next 12 months through a combination of cash on hand, proceeds from the completion and sale of real-estate projects, cash generated from operations, and the refinancing or extension of certain project-level borrowings.

Our liquidity outlook depends on the timing of property sales and settlements, continued access to financing and the cost of borrowing. Delays in project completion or asset sales, reduced customer demand or an inability to refinance maturing obligations on acceptable terms could adversely affect our liquidity. To preserve liquidity, management may adjust the timing of new property acquisitions, development expenditures, discretionary capital investments and shareholder distributions. Based on our current cash-flow forecast and financing plans, we believe that our available liquidity will be sufficient to meet our obligations for at least the next 12 months.

As of March 31, 2026, we had leasehold and guarantee deposits of JPY402,318 thousand, compared with JPY465,968 thousand as of March 31, 2025. These deposits consist of security deposits placed with hotel owners (approximately JPY178 million) and office and other leasehold deposits, and are generally unavailable for our operating or financing requirements during the applicable lease terms.

Under our hotel lease agreements, we generally provide the hotel owner with a deposit equal to six months’ rent at commencement of the lease. The hotel owner may apply the deposit against unpaid rent or other obligations, and we may be required to replenish any amount applied within five days. The deposits are generally refundable after expiration of the lease, return of the hotel property and settlement of all outstanding obligations.

During the fiscal year ended March 31, 2026, the decrease in leasehold and guarantee deposits provided JPY63,650 thousand of operating cash, compared with JPY119,560 thousand of cash used to fund additional deposits during the fiscal year ended March 31, 2025. The FY2025 increase principally related to the deposit for our new head office in connection with the relocation completed in April 2025.

We incorporate existing and expected security-deposit requirements into our rolling liquidity forecasts. Future hotel openings or lease renewals may require additional deposits and thereby reduce cash otherwise available for property investment, debt repayment and other corporate purposes.

(in thousands)

	Fiscal Year Ended March 31, 2026		Fiscal Year Ended March 31, 2025
	(US$)	(JPY)	(JPY)
Cash flows from operating activities:
Net income	4,777	759,961	753,621
Depreciation and amortization	453	72,077	144,087
Amortization of debt issuance costs	52	8,292	84,928
Stock-based compensation expense	80	12,709	-
Deferred income taxes	114	18,079	91,910
Provision of allowance for credit losses	(18)	(2,792)	84,048
Changes in operating assets and liabilities:
(Increase) decrease in trade notes and accounts receivable, net	(144)	(22,874)	43,435
(Increase) in inventories, net	(18,498)	(2,942,681)	(93,927)
(Increase) decrease in consumption taxes receivable	(1,093)	(173,854)	63,639
(Increase) decrease in prepaid expenses	(656)	(104,298)	(44,678)
(Increase) decrease in advances to vendors	(112)	(17,743)	(70,369)
Decrease (increase) in leasehold and guarantee deposits	400	63,650	(119,560)
(Increase) decrease in long-term prepaid expenses	(545)	(86,754)	(6,639)
Increase (decrease) in accounts payables	456	72,493	(40,412)
Increase (decrease) in accrued expenses	121	19,187	(102,236)
Increase (decrease) in income taxes payable	597	94,893	182,562
Increase (decrease) in contract liabilities	50	7,926	(100,391)
(Decrease) increase in deposits received	(117)	(18,665)	20,510
Other, net	243	38,630	(85,891)
Net cash flows (used in) provided by operating activities	(13,840)	(2,201,764)	804,637
Cash flows from investing activities:
Purchase of short-term investments	(2,829)	(450,115)	(367,150)
Proceeds from sales of short-term investments	1,890	300,662	223,921
Purchases of property and equipment	(10,273)	(1,634,243)	(37,464)
Purchases of software	(16)	(2,584)	(19,563)
Purchases of long-term investments	-	-	(270,000)
Proceeds from redemption of long-term investments	1,697	270,000	-
Other, net	(27)	(4,356)	(5,599)
Net cash flows (used) in investing activities	(9,558)	(1,520,636)	(475,855)
Cash flows from financing activities:
(Decrease) in short-term borrowings, net	(1,739)	(276,590)	(685,830)
Borrowings from long-term loans	76,218	12,124,650	12,946,844
Repayments for long-term loans	(47,400)	(7,540,495)	(12,708,107)
Proceeds from issuance of bonds	314	50,000	-
Redemption of bonds	(211)	(33,500)	(49,270)
Payments for finance leases	(53)	(8,412)	(8,664)
Payment for debt issuance costs	(127)	(20,221)	(67,498)
Proceeds from issuance of shares	-	-	1,379,632
Payments for dividends	(495)	(78,703)	-
Payments of listing expenses	(2,087)	(331,966)	(235,037)
Purchase of treasury shares	(14)	(2,222)	-
Net cash flows provided by financing activities	24,405	3,882,541	572,070
Effect of exchange rate changes on cash and cash equivalents	8	1,257	1,422
Net increase in cash and cash equivalents	1,015	161,398	902,274
Cash and cash equivalents at the beginning of the year	13,330	2,120,515	1,218,241
Cash and cash equivalents at the end of the year	14,345	2,281,913	2,120,515
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	3,101	493,261	476,650
Cash paid for taxes	2,547	405,140	127,857

Operating Activities

Net cash used in operating activities was JPY2,201,764 thousand ($13,840 thousand) in   the fiscal year ended March 31, 2026, compared with net cash provided by operating activities of JPY804,637 thousand ($5,058 thousand) in the fiscal year ended March 31, 2025. The JPY3,006,401 thousand year-over-year change primarily reflected a greater investment in real-estate inventory during FY2026, partially offset by a decrease in leasehold and guarantee deposits.

Cash used for inventory investment during the fiscal year ended March 31, 2026 primarily related to acquisitions of pre-owned condominium units for renovation and resale and land and construction expenditures for residential development projects, reflecting increases of JPY1,325,813 thousand in real estate properties held for sale and JPY1,516,701 thousand in real estate properties in progress.

By comparison, operating cash flow in the fiscal year ended March 31, 2025 benefited from the settlement of properties developed or acquired in earlier periods and a comparatively small net increase in inventories (JPY93,927 thousand). The timing of our operating cash flows may vary materially between periods because cash expenditures for property acquisition and development generally occur before the related property sale and collection of proceeds.

Management monitors working capital through cash-flow forecasts, project-level acquisition, development and settlement schedules, inventory-aging reports and debt-maturity monitoring. We generally seek to align project-financing maturities with expected property-sale dates and evaluate the timing of new acquisitions and development expenditures in light of available cash, expected sale proceeds and financing capacity. Delays in project completion, property sales, purchaser settlement or refinancing could extend the cash-conversion cycle and increase our financing requirements and interest expense.

Investing Activities

In the fiscal year ended March 31, 2026, net cash used in investing activities increased to JPY1,520,636 thousand ($9,559 thousand) from JPY475,855 thousand ($2,991 thousand) in the prior year. This increase was primarily driven by the acquisition of land for future development, particularly the land in Asakusa, Taito-ku acquired in October 2025 for the development of Prostyle Ryokan Tokyo Asakusa II. By contrast, in the prior year, investing outflows were lower, reflecting the absence of significant new land acquisitions and a focus on completing existing projects.

In line with our capital-allocation policy, we evaluate potential property acquisitions based on expected project returns, alignment with our development strategy, and our cash and financing capacity. The timing and size of land purchases may vary between periods depending on development opportunities and market conditions. We monitor capital-expenditure commitments closely to ensure alignment with our liquidity forecasts and project pipeline.

Financing Activities

In the fiscal year ended March 31, 2026, net cash provided by financing activities increased to JPY3,882,541 thousand ($24,406 thousand) from JPY572,070 thousand ($3,596 thousand) in the prior year. In FY2026, we obtained JPY12,124,650 thousand in new long-term loans, primarily to fund the acquisition of land and to finance ongoing development projects. These borrowings were primarily secured by project assets. Short-term borrowings decreased by JPY276,590 thousand on a net basis.

During FY2026, we repaid JPY7,540,495 thousand of long-term loans, consistent with the maturity schedules of our project and corporate financing. In comparison, in FY2025, net cash inflows were lower, as we obtained JPY12,946,844 thousand in long-term borrowings and repaid JPY12,708,107 thousand, reflecting fewer new project starts and a lower need for financing at that time.

In FY2026, we paid dividends of JPY78,703 thousand, compared to nil in FY2025. In March 2026, we commenced repurchases under our share repurchase program, repurchasing JPY2,222 thousand of shares by year-end. However, on April 7, 2026, we discontinued the repurchase program, and on May 15, 2026, our Board of Directors resolved to declare a cash dividend funded by the remaining unused portion of the program in the aggregate amount of $519,414, or $0.022 per share, which was paid on June 30, 2026. See Item 16E and Note 18 to our consolidated financial statements.

As part of our capital policy, we balance debt financing, project-level borrowing, shareholder returns, and reinvestment in future growth.

Contractual Obligations and Commitments

As of March 31, 2026, the Company had a total of JPY21,869,409 thousand (approximately $137,475 thousand) of contractual obligations for future payments.

See Notes 10 and 13 and 18 to our consolidated financial statements for additional information regarding debt, leases and other commitments.

	As of March 31, 2026
(In thousands in ¥)				Payments due by period:
	Currency	Interest Structure	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Short-term debt	JPY	Fixed rate	¥622,802	¥622,802	¥—	¥—	¥—
Short-term debt	JPY	Variable rate	985,598	985,598	—	—	—
Long-term debt	JPY	Fixed rate	4,810,035	1,811,938	2,343,825	238,854	415,418
Long-term debt	JPY	Variable rate	10,732,747	3,094,030	7,614,290	24,427	—
Bonds	JPY	Fixed rate	46,500	—	—	—	46,500
Finance lease payment	JPY	Fixed rate	21,667	8,432	11,818	1,417	—
Operating lease payment	JPY	Fixed rate	4,650,060	581,655	1,095,147	820,945	2,152,313
Total			¥21,869,409	¥7,104,455	¥11,065,080	¥1,085,643	¥2,614,231

	Total
(In thousands in US$)				Payments due by period:
	Currency	Interest Structure	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Short-term debt	JPY	Fixed rate	$3,915	$3,915	$—	$—	$—
Short-term debt	JPY	Variable rate	6,196	6,196	—	—	—
Long-term debt	JPY	Fixed rate	30,236	11,390	14,734	1,501	2,611
Long-term debt	JPY	Variable rate	67,469	19,450	47,865	154	—
Bonds	JPY	Fixed rate	292	—	—	—	292
Finance lease payment	JPY	Fixed rate	136	53	74	9	—
Operating lease payment	JPY	Fixed rate	29,231	3,656	6,884	5,161	13,530
Total			$137,475	$44,660	$69,557	$6,825	$16,433

Off-Balance Sheet Arrangements

As of March 31, 2026, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, cash requirements or capital resources.

Capital Expenditures

Our capital expenditures consist principally of land, buildings, leasehold improvements, construction in progress, furniture, fixtures and equipment used in our hotel and other operating businesses. Capital expenditures exclude land and other real-estate assets acquired for development and resale that are classified as inventories.

During the fiscal year ended March 31, 2026, cash used to acquire property and equipment was JPY1,634,243 thousand, compared with JPY37,464 thousand during the fiscal year ended March 31, 2025. The increase of approximately JPY1,596,779 thousand was primarily attributable to our acquisition in October 2025 of approximately 280.88 square meters of land at 6-5-2 Asakusa, Taito-ku, Tokyo for the development of Prostyle Ryokan Tokyo Asakusa II.

The site is located within approximately 300 meters of our existing Prostyle Ryokan Tokyo Asakusa hotel. Our current development plan contemplates a 10-story hotel containing 36 guest rooms. Construction is expected to begin in November 2026, with completion expected in July 2028 and opening expected in October 2028. We expect the proximity of the two Asakusa hotels to provide opportunities for shared operating resources and other operational efficiencies.

On an accrual basis, capital expenditures were JPY1,634,243 thousand in FY2026, of which approximately JPY1,355,505 thousand related to our Hotel segment, JPY174,117 thousand related to our Real Estate segment, JPY3,084 thousand related to our Other segment and JPY101,837 thousand related to corporate assets. By comparison, FY2025 capital expenditures were JPY37,464 thousand and consisted primarily of JPY18,192 thousand in the Hotel segment, JPY750 thousand in the Real Estate segment, JPY15,244 thousand in the Other segment and JPY3,275 thousand in corporate assets.

We funded the land acquisition with project-specific borrowings, and we plan to fund the remaining development expenditures, approximately 80% of which are due upon completion of construction, with borrowings to be arranged at the time of payment. These expenditures, together with any related borrowing and interest costs, will reduce our available liquidity before the hotel begins generating revenue and operating cash flow. The timing and amount of the remaining expenditures may be affected by final design, construction costs, regulatory approvals, contractor availability and financing conditions.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

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

General geographical market trends

For the long-term outlook, while the decline in condominium demand may be inevitable due to the aging society in Japan, the data published by the National Institute of Population and Social Security Research (“IPSS”) indicates that the population in Tokyo, our focus market, is expected to be less affected. According to IPSS’s “Regional Population Projections for Japan (2023 Estimates),” published in December 2023 and based on the 2020 national census with projections through 2050, Tokyo is projected to be among the most resilient areas in Japan, being one of the few prefectures whose total population is expected to continue increasing in the near term even as the national population declines. Population concentration in central Tokyo, including the three central wards of Chiyoda, Chuo, and Minato where our condominium renovation business operates, is anticipated to remain comparatively strong, supporting demand for condominiums in our focus market.

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

Market outlook for new condominium units

In 2025, new condominium prices in the greater Tokyo metropolitan area reached record highs, particularly in Tokyo’s inner 23 wards. The average price per unit for new condominiums in the greater Tokyo metropolitan area, including Tokyo, Kanagawa, Saitama, and Chiba prefectures, was JPY91.82 million (approximately $577 thousand), a 17.4% increase from 2024 and a record high, according to “Trends in the Greater Tokyo New Condominium Market in 2025” published by the Real Estate Economic Institute on January 26, 2026 (“REI 2025 Report”). The average unit price per square meter (approximately 10.76 square feet) was JPY1,392,000 (approximately $9 thousand), an increase of 18.3% from 2024, also a record high. Specifically, the average price per unit for new condominiums in the inner 23 wards of Tokyo in 2025 was JPY136.13 million (approximately $856 thousand), a 21.8% increase from the previous year, while the average unit price per square meter was JPY2,109,000 (approximately $13 thousand), a 23.3% increase from the previous year. In the six central wards of Tokyo (Chiyoda, Chuo, Minato, Shinjuku, Bunkyo, and Shibuya), the average price per unit reached JPY195.03 million (approximately $1.23 million). At the same time, the number of new condominium units launched in the greater Tokyo metropolitan area fell 4.5% from the previous year to 21,962 units in 2025, the lowest level since 1973, reflecting constrained land supply and elevated construction costs. We believe that the increase in new condominium prices is due to higher land prices, labor costs, and raw material costs. More investors may have decided to speculatively purchase new condominium units because of the Japanese yen depreciation and rising real estate property prices.

The REI 2025 Report also indicates that the first-month contract rate of new condominiums (the percentage of newly released condominiums that were under contract within the first month) in the greater Tokyo metropolitan area fell from 66.9% in 2024 to 63.9% in 2025, remaining below 70% for the second consecutive year. The first-month contract rate for new condominiums in the inner 23 wards of Tokyo was 64.6% in 2025, down 4.2 percentage points from the previous year.

Additionally, while still moderate by historical standards, housing mortgage interest rates have been rising. In Japan, individual homebuyers typically have the option to choose between a full-term fixed interest rate, a limited-term fixed interest rate (e.g., for two, three, or five years), or a floating interest rate. Flat 35, a long-term fixed-rate housing mortgage provided through partnerships among private financial institutions and the Japan Housing Finance Agency, offers a fixed interest rate, ensuring stable payments and eliminating the risk of future rate hikes. As a result, Flat 35 is popular among individual homebuyers for its predictability. In contrast, floating rate loans start with a lower initial rate but carry the risk of future increases. The choice between the two depends on the borrower’s risk tolerance and ability to manage potential interest rate fluctuations over the long term, typically 30 to 35 years. As of June 2026, the most frequent Flat 35 interest rate for loan terms of 21 to 35 years was 3.21% per annum, according to the Japan Housing Finance Agency, up from approximately 1.85% in June 2024. Following the Bank of Japan’s exit from its negative interest rate policy in 2024 and subsequent increases in its policy rate, interest rates on variable-rate mortgages have also begun to rise after a prolonged period of decline. We believe that the rising interest rate environment, together with elevated property prices, may weigh on homebuyers’ purchasing capacity, although demand in central Tokyo has so far remained resilient.

The outlook for new condominium markets in our geographic markets remains firm. The “Greater Tokyo and Kinki Area Condominium Market Forecast — Supply Forecast for 2026” published by the Real Estate Economic Institute on December 23, 2025, projects that the supply of new condominiums in the greater Tokyo metropolitan area will increase by approximately 2.2% year-on-year to around 23,000 units in 2026, although supply in the 23 wards of Tokyo is expected to decline by approximately 5.9% to around 8,000 units due to the difficulty of securing development sites. The popularity of high-end properties in central Tokyo is expected to continue, and sales prices are expected to remain at high levels. Separately, new condominium housing starts in the greater Tokyo metropolitan area declined 19.0% year-on-year in the January–October 2025 period, based on the construction starts statistics of the Ministry of Land, Infrastructure, Transport and Tourism, partly reflecting the mandatory energy-efficiency standards that took effect in April 2025.

Market outlook for pre-owned condominium units

The pre-owned condominium market in the greater Tokyo Metropolitan area has experienced a significant shift since around 2019, challenging Japan’s traditional preference for new construction. According to the Trends in the Metropolitan Real Estate Distribution Market (2022) by REIN dated January 23, 2023, in 2015, 41,553 new condo units were supplied, while 34,776 pre-owned condominium contracts were recorded. However, in 2016, for the first time, the number of pre-owned condominium contracts (37,189) surpassed the supply of new units (36,960). Although these figures briefly converged in 2017 and 2018, from 2019 onwards, pre-owned condominium contracts have consistently outnumbered new unit supplies. This trend is largely due to the persistently high sales prices of newly built condominiums, particularly in Tokyo. According to “Trends in the Greater Tokyo Real Estate Distribution Market (FY2025)” published by the Real Estate Information Network for East Japan (“REINS”) on April 17, 2026 (“REINS FY2025 Report”), the average unit price per square meter for contracted pre-owned condominium units in the greater Tokyo metropolitan area in the fiscal year ended March 31, 2026 was JPY846,300 (approximately $5 thousand), substantially lower than that of new condominium units in the same area. See “—Market outlook for new condominium units.” Consequently, more affordable pre-owned condominiums are increasingly being recognized as a viable option. The REINS FY2025 Report also shows that the number of contracts executed for pre-owned condominiums in the greater Tokyo metropolitan area was 49,314 in the fiscal year ended March 31, 2026 (up 24.1% from the previous fiscal year), a record high and the third consecutive year of increase, with contracts rising year-on-year across all four prefectures, including the 23 wards of Tokyo.

Despite their affordability compared to new condominium units, pre-owned condominium unit prices are also rising. The REINS FY2025 Report indicates that the average unit price per square meter of contracted pre-owned properties in the greater Tokyo metropolitan area in the fiscal year ended March 31, 2026 was JPY846,300 (approximately $5 thousand, an increase of 8.4% from the previous fiscal year), an increase for the thirteenth consecutive year. The prices of pre-owned condominiums rose in all four prefectures in the greater Tokyo metropolitan area. The average contract price of pre-owned condominium units was JPY53.22 million (approximately $335 thousand, an increase of 7.8% from the previous fiscal year), also rising for the thirteenth consecutive year and reaching a record high.

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

Global Considerations

In addition to ongoing geopolitical conflicts and related economic sanctions, evolving international trade and tariff measures, continued depreciation of the yen against the U.S. dollar, elevated construction and raw-material costs, and a rising domestic interest-rate environment could lead to higher input and financing costs and disruptions in global markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. In particular, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Except as discussed above and elsewhere in this annual report, management has not identified any additional known trends, uncertainties, demands, commitments or events that it currently expects to have a material effect on our revenues, profitability, liquidity or capital resources. This assessment is based on information available as of the date of this annual report and is subject to the risks and uncertainties described under “Risk Factors”.

E. Critical Accounting Estimates

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

Use of Estimates

Significant accounting estimates reflected in our consolidated financial statements include impairment of long-lived assets, valuation of stock-based compensation, recoverability of deferred taxes and allowance for credit losses. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Recoverability of Real-Estate Inventories

As of March 31, 2026, our inventories totaled JPY16,555,068 thousand, including JPY7,513,572 thousand of real-estate properties held for sale and JPY8,739,298 thousand of real-estate properties in progress. We carry inventories at the lower of cost and net realizable value. Determining net realizable value requires significant judgment because our projects differ in location, stage of completion, target customer, expected selling method and anticipated settlement date.

For each material project, we estimate the expected selling price based on executed contracts, current asking prices, recent comparable transactions, expected market conditions and the intended exit strategy. We then deduct estimated remaining construction, renovation, selling, disposal and other costs necessary to complete and sell the property. Our estimates are also affected by expected project-completion and sale dates because delays may result in additional construction, financing, maintenance and marketing costs.

Inventories and their composition are disclosed in Note 5 of the consolidated financial statements.

Warranty Obligations

We provide purchasers of renovated condominium units with a two-year non-conformity warranty, in addition to statutory liabilities under Japanese law. These warranties are assurance-type warranties that do not represent separate performance obligations. We estimate expected warranty costs based on historical repair experience. Because our historical warranty costs have been insignificant, no warranty reserve was recorded as of March 31, 2026.

Impairment of Long-Lived Assets

As of March 31, 2026, our property, plant and equipment totaled JPY1,929,365 thousand and our operating lease right-of-use assets totaled JPY4,059,263 thousand. These assets primarily relate to our hotel operations, offices and the land acquired for future hotel development.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Potential indicators include sustained operating losses, reductions in occupancy, ADR or RevPAR, adverse changes in market conditions, construction delays or cost overruns, plans to suspend or abandon a project, changes in the expected use of an asset, and changes in lease or operating arrangements.

When a triggering event exists, we group assets at the lowest level for which identifiable cash flows are largely independent and compare the carrying amount with the undiscounted cash flows expected from the asset group. These projections require estimates of occupancy, ADR, RevPAR, revenue growth, operating margins, rent, payroll and other operating costs, capital expenditures, remaining useful life and the expected disposition value. If the carrying amount is not recoverable, we measure impairment using estimated fair value.

Realizability of Deferred Tax Assets

As of March 31, 2026, we had gross deferred tax assets of JPY2,039,183 thousand and a valuation allowance of JPY141,329 thousand. After deferred tax liabilities of JPY1,457,166 thousand, our net deferred tax asset was JPY440,688 thousand. We also had net operating loss carryforwards of JPY620,486 thousand.

We recognize deferred tax assets only to the extent that it is more likely than not that they will be realized. This assessment requires significant judgment regarding the timing, amount and character of future taxable income during the periods in which temporary differences reverse and tax-loss carryforwards remain available.

In evaluating realizability, we consider objective positive and negative evidence, including historical taxable income or losses, the consistency and predictability of recent earnings, reversals of existing taxable temporary differences, expiration dates of tax attributes, jurisdictional restrictions and prudent and feasible tax-planning strategies. Forecasted taxable income is based on our approved business plan and incorporates assumptions concerning project completions and sales, hotel performance, operating margins, financing costs and other taxable income and deductions.

Allowance for Credit Losses

We estimate expected lifetime credit losses on trade receivables and leasehold and guarantee deposits under ASC 326. As of March 31, 2026, our allowance associated with non-current assets was JPY81,256 thousand, compared with JPY84,048 thousand at March 31, 2025. A substantial portion of this allowance relates to leasehold and guarantee deposits, including deposits associated with hotel arrangements.

Our estimate begins with historical loss experience and is adjusted for the specific financial condition of counterparties, the contractual terms and remaining duration of the arrangement, collateral or other recovery rights, current market and economic conditions and reasonable and supportable forecasts. Because certain hotel security deposits are not recoverable until the end of long-term leases, the estimate is sensitive to the long-term creditworthiness of the property owner and the enforceability and expected recovery of the deposit.

Management reviews material counterparties individually and updates the estimate when credit information, payment practices, market conditions or recovery expectations change.

Valuation and Recognition of Stock-Based Compensation

During the fiscal year ended March 31, 2026, we granted performance-based stock units under our performance share plan. We measure equity-classified awards at grant-date fair value and liability-classified awards at fair value at each reporting date until settlement. Compensation expense for performance-based awards is recognized when achievement of the applicable performance conditions is probable.

The principal judgments include the classification of each component of the award, grant-date fair value, the probability of achieving financial and nonfinancial performance targets, the expected number of awards that will vest, the requisite service period and, for liability-classified awards, the fair value at each reporting date. Changes in the probability assessment may result in cumulative catch-up adjustments to compensation expense.

We recognized JPY12,709 thousand of stock-based compensation expense during FY2026.

Management reassesses the probability of achieving performance conditions at each reporting date using actual results, approved forecasts and the terms of the plan.

Lease Term and Discount Rate

As of March 31, 2026, we recognized operating lease right-of-use assets of JPY4,059,263 thousand and operating lease liabilities of JPY4,144,286 thousand, principally relating to hotels and offices. Our hotel leases generally have long contractual terms and may include renewal or termination provisions.

Measuring right-of-use assets and lease liabilities requires judgment in determining the lease term and the discount rate. The lease term includes renewal periods when we are reasonably certain to exercise the renewal option and excludes periods after a termination date when we are reasonably certain to exercise a termination option. In making this assessment, we consider the strategic importance and location of the property, leasehold improvements, expected hotel performance, relocation or replacement costs and economic penalties associated with termination.

Because the interest rates implicit in our leases generally are not readily determinable, we estimate an incremental borrowing rate using the lease term, the nature and value of collateral, prevailing economic and interest-rate conditions and our credit profile. As of March 31, 2026, the weighted-average remaining operating lease term was 9.3 years and the weighted-average operating lease discount rate was 2.29%.

We reassess the lease term when a significant event or change in circumstances within our control affects whether we are reasonably certain to exercise an option.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Directors, Corporate Auditors and Executive Officers

As of July 13, 2026, immediately following the conclusion of our annual meeting, the following individuals are our executive management and members of the board of directors and statutory board of corporate auditors.

Name	Age	Position(s)
Yasuyuki Nozawa	46	Representative Director, President and Chief Executive Officer

Satoshi Oyamatsu	44	Director, Vice President and Executive Officer

Kentaro Tachibana	42	Director, Executive Officer (CAO)

Katharyn (Katie) Field	43	Director and Executive Officer

John A. Stapleton	45	Independent Director

Isaac Freites	53	Independent Director

Yuki Ide (Ito)*	38	Full-time Corporate Auditor

Ryu Ishida*	38	Outside Corporate Auditor

Ruriko Takeuchi*	41	Outside Corporate Auditor

Hiroyuki Nozawa	42	Executive Officer (CFO)

Tetsuya Hasegawa	48	Executive Officer

Ryuji Kitagawa	47	Executive Officer

Noriyoshi Aoshima	36	Executive Officer

Takayuki Shinmei	48	Executive Officer

Masanori Oshima	54	Executive Officer

Taiji Ito	50	Executive Officer

Keien Natsume	51	Executive Officer

Akihisa Ishibashi	30	Executive Officer

* Members of our statutory board of corporate auditors are not members of our board of directors.

Biographical Information

The following is a summary of certain biographical information concerning our directors, corporate auditors and executive officers as of July 13, 2026, immediately following the conclusion of our annual meeting.

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

Mr. Kentaro Tachibana has served as our chief accounting officer since June 2026, director since June 2019 and executive officer since January 2023, and served as our chief financial officer from our inception in April 2017 to June 2026. In addition to serving as our chief accounting officer, director and executive officer, Mr. Tachibana also served as the head of the financial department of our subsidiary, LogSuite, from July 2016 to April 2017, and has served as a corporate auditor of our subsidiary, Yantai Propolife, since December 2021. Prior to joining our Company, Mr. Tachibana worked as an accountant and senior accountant at KPMG AZSA LLC, a Japanese member firm of KPMG International, from December 2008 to July 2016. Mr. Tachibana has a certificate as a Japanese Certified Public Accountant. Mr. Tachibana received his bachelor’s degree in engineering economics from Kyushu University in 2006.

Ms. Katharyn (Katie) Field has served as our director and executive officer since June 2025 and served as our independent director from October 2024 to June 2025. While serving our Company, Ms. Field has also served as an independent director and audit committee member at Virpax Pharmaceuticals Inc., a specialty pharmaceutical company focused on pioneering advanced healthcare solutions with its flagship product leveraging proprietary liposomal encapsulation (Nasdaq: VRPX), since July 2024, has served as an independent director and audit committee member at iSpecimen Inc., a company that provides technology that connects life science researchers who need human biofluids, tissues, and living cells for their research with biospecimens available in healthcare provider organizations worldwide (Nasdaq: ISPC), since September 2024, has served as the chief executive officer and the chairman of the board of directors at Halo Collective Inc., a company that engages in the cultivation, manufacture, transportation, and distribution of cannabis and cannabis extracts in Canada and the United States (OTC: HCANF), since July 2022, and has served as the interim chief executive officer and an executive director at Akanda Corporation, a company that engages in the cultivation, manufacture, and distribution of cannabis-based products for medicinal use worldwide (Nasdaq: AKAN), since June 2022. Prior to joining our Company, Ms. Field worked as a director at Costa Farms, a U.S. horticultural grower, from January 2013 to January 2017, worked as a consultant from January 2017 to January 2018, served as a senior vice president at MariMed Inc., a company that engages in cultivation, production, and dispensing of medicinal and recreational cannabis in the United States and internationally (OTC: MRMD), from January 2018 to March 2019, and served as the chief strategy officer at Halo Collective Inc. from April 2019 to February 2020 and its president from February 2020 to July 2022. Ms. Field received her bachelor’s degree in public policy from Stanford University in 2005 and her master of business administration degree from Columbia University in 2011.

Mr. John Stapleton has served as our independent director since October 2024. While serving our Company, Mr. Stapleton has also worked as a partner at Taft Stettinius & Hollister LLP, an international law firm, since December 2025. Mr. Stapleton previously worked as an attorney at Loeb & Loeb LLP, an international law firm, where he represented companies in domestic and international corporate and securities transactions with a focus on international matters involving Japanese companies, from April 2021 to December 2025. Previously, Mr. Stapleton worked as an attorney at the Tokyo office of Greenberg Traurig, LLP, an international law firm, focusing on securities, casino gaming and international corporate transactions from January 2016 to July 2018, and worked as an attorney at Proskauer Rose LLP, an international law firm, focusing on real estate investment trusts, and corporate and securities matters from August 2018 to April 2021. Mr. Stapleton received his Bachelor of Arts degree from St. John’s University in 2003 and his Juris Doctor degree from Chicago-Kent College of Law, Illinois Institute of Technology in 2012.

Mr. Isaac Freites has served as our independent director since June 2026. Since October 2025, Mr. Freites has served as an independent capital markets and chief financial officer advisor, advising companies on public-company readiness, SEC reporting, initial public offerings, finance transformation, internal controls and transaction execution. From January 2025 to October 2025, Mr. Freites served as a managing director at Armanino, where he led initial public offering, SPAC and sell-side readiness engagements for middle-market companies. His responsibilities included public-company financial reporting, PCAOB audit readiness, internal controls, disclosure processes, finance operating models, technical accounting and carve-out and other transaction-readiness matters. From February 2023 to September 2024, Mr. Freites served as a managing director at Accordion Partners, where he advised private equity-backed and other companies on finance transformation, transaction readiness, financial reporting, forecasting, liquidity management, key performance indicator governance, sell-side diligence and post-acquisition integration. From March 2014 to January 2023, Mr. Freites served as a director at KPMG LLP. At KPMG, he advised companies on initial public offerings, SPAC mergers, SEC registration and reporting requirements, financial statements and related disclosures, management’s discussion and analysis, pro forma financial information, internal control over financial reporting, disclosure controls, technical accounting and post-transaction public-company reporting. He also led a significant finance transformation and control-remediation engagement for a Japanese-listed multinational company, strengthening its financial reporting, consolidation processes and SOX-equivalent internal control framework. From 2001 to 2013, Mr. Freites held various positions, including director, at PricewaterhouseCoopers LLP and affiliated firms in the United States, Europe, Latin America and Japan. During this period, he audited and advised U.S. and multinational companies, including foreign private issuers, on U.S. GAAP, IFRS and SEC reporting requirements, including Forms 10-K, 10-Q, 20-F and 6-K. His experience also included SEC comment-letter support, internal-control remediation, initial public offerings, Rule 144A offerings, auditor comfort-letter procedures, cross-border acquisitions, carve-out transactions and accounting conversions. During a two-year assignment in Tokyo, he audited and advised Japanese multinational companies on U.S. reporting, SEC compliance and capital-markets requirements. Earlier in his career, Mr. Freites served as an assurance manager at the Venezuela member firm of PricewaterhouseCoopers from 1993 to 2000. Mr. Freites received a bachelor’s degree in accounting and business administration from Universidad Católica Andrés Bello and a Global Executive MBA from IESE Business School, University of Navarra. He was a Certified Public Accountant in Venezuela.

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

Ms. Ruriko Takeuchi has served as our outside corporate auditor since July 2023. While serving our Company, Ms. Takeuchi has also served as a partner at SUGIYAMA & CO. - CPA, a Japanese certified public accountant firm, since October 2015. She has also been serving as an outside corporate auditor of Tsunagu Group Holdings Inc. (TSE: 6551) since December 2024 and as an outside director and audit and supervisory committee member of Tanseisha Co., Ltd. (TSE: 9743) since April 2026. Prior to joining our Company, Ms. Takeuchi worked as an auditor at KPMG AZSA LLC, a Japanese member firm of KPMG International, from December 2005 to June 2011, worked as an assistant manager of finance at Unilever Japan Holdings KK, a global manufacturer of foods, drinks and personal care products, from July 2011 to June 2015, worked as an assistant manager at Optimus Group Company Limited (TSE: 9268), a Japanese used car trading and logistics company, from July 2017 to May 2018, worked as an accounting manager at Cogent Labs Inc., a Japanese artificial intelligence development company, from June 2018 to November 2018, and worked as a finance controller at UiPath Japan KK, a robotic process automation software company, from December 2018 to August 2023. Ms. Takeuchi has a certificate as a Japanese Certified Public Accountant and a certificate as a Japanese Certified Public Tax Accountant. Ms. Takeuchi received her bachelor’s degree in economics from Keio University in 2007.

Mr. Hiroyuki Nozawa has served as our executive officer since January 2023 and served as the head of our general affairs department from June 2017 to May 2018. He has also served as the head of our finance office since November 2024. In addition to serving as our executive officer, Mr. Nozawa also served as a director and the head of the financial department of our subsidiary, LogSuite, from February 2014 to April 2015 and its director and financial manager from May 2015 to June 2017, has served as the representative director and the president of our subsidiary, LogArchitects, since June 2022 and its director since May 2019 and served as its heads of several departments from May 2018 to June 2021 and its vice president from June 2021 to June 2022, has served as a director of our subsidiary, Yantai Propolife, since October 2019 and its general manager since April 2022, and has served as the representative director and the president of our subsidiary, OkinawaIgeto, since April 2023. Prior to joining our Company, Mr. Nozawa worked as a staff at Okasan Securities Co., Ltd., a Japanese broker, from April 2007 to March 2009. Mr. Nozawa received his bachelor’s degree in economics from Musashi University in 2007.

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

Mr. Ryuji Kitagawa has served as our executive officer since June 2025. Mr. Kitagawa joined our Company in August 2024 and has served as the head of the human resources department. In addition to serving as our executive officer, Mr. Kitagawa has served as the representative director and president of our subsidiary, Propolife Vietnam, since November 2025. Prior to joining our Company, Mr. Kitagawa worked at ZENB-HOLDINGS Co., Ltd. as a human resources and labor management manager from July 2022 to June 2024. Mr. Kitagawa received his bachelor’s degree in political science from the Faculty of Law at Hosei University.

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

Mr. Taiji Ito has served as our executive officer since October 2024 and served as our director from October 2024 to June 2026. While serving our Company, Mr. Ito has also served as an independent director at AERWINS Technologies Inc., an air mobility technologies developer and manufacturer (OTC: AWIN), since December 2023, and has founded and served as the representative director at 161 Consulting Inc., a Japanese consulting firm, since September 2008. Prior to joining our Company, Mr. Ito served as a director at AERWINS Technologies Inc. from April 2022 to November 2023 and its chief executive officer from March 2023 to November 2023, served as a partner at Admiral K.K., a Japanese company that focuses on hotel development, from May 2012 to May 2020, and served as the chief investment officer at META Capital Inc., a Japanese investment consulting firm, from June 2008 to October 2017. Mr. Ito received his bachelor’s degree in economics from Keio University in 1999.

Ms. Keien Natsume has served as our executive officer and head of our business strategy office since May 2026. Prior to joining our Company, Ms. Natsume served as director of operations at Round One Delicious USA, Inc. from September 2024 to April 2026, where she was involved in opening preparations for its North American expansion; worked in global business development at GENDA Inc., a Japanese entertainment company, and served as deputy general manager of its China subsidiary, from March 2024 to September 2024; served as chief representative in Japan for H World, also known as Huazhu Hotels Group, a Chinese hotel group, from June 2019 to April 2022; served as general manager and head of operations of MUJI HOTEL Beijing from June 2018 to May 2019; worked at New Galaxy Entertainment Company Limited in Macau from January 2017 to July 2017; served as a standing director and head of the Hong Kong and Macau operations of THE KISS Co., Ltd. from March 2008 to December 2016; and worked at GAIA Co., Ltd. from May 2002 to January 2008, where she served in head office management roles. Ms. Natsume received her bachelor’s degree in economics from the Prefectural University of Fukui in 2002 and her Master of Science degree in organizational and business psychology from the University of Wolverhampton in 2024.

Mr. Akihisa Ishibashi has served as our executive officer since June 2026 and concurrently serves as the head of our accounting department. Prior to his appointment as executive officer, Mr. Ishibashi joined our Company in April 2019 and was assigned to the accounting department. He has served as the head of our accounting department since May 2025. In addition to serving as our executive officer and the head of our accounting department, Mr. Ishibashi has served as a director of our subsidiary, ProstyleRyokan, since August 2025. Mr. Ishibashi received his bachelor’s degree in political science from Chuo University in 2019.

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

Remuneration to our executive officers is comprised of base compensation. In addition, one of our executive officers receives a portion of his remuneration in the form of performance share units (“PSUs”) under the Company’s performance-based stock compensation plan. Under the plan, eligible directors (excluding outside directors), executive officers who are not directors, and directors of subsidiaries who are not directors of the Company may receive Common Shares and cash following the end of the performance period based on the achievement of predetermined performance targets and their service during the performance period. The number of shares and amount of cash to be delivered are determined based on the level of achievement of the performance targets, the participant’s service period, position adjustment factors, and the prescribed allocation ratio of 67% in shares and 33% in cash. Awards are subject to forfeiture under certain circumstances, including resignation without justifiable reason, serious misconduct, or violation of the terms of the plan, and are also subject to the Company’s Compensation Recovery Policy.

Based on the level of achievement of the performance targets for the performance evaluation period ended March 31, 2026, awards under the plan corresponding to an aggregate of 97,495 shares are expected to be delivered, consisting of 57,612 shares to one executive officer and 39,883 shares to directors of subsidiaries. The final number of shares and the amount of cash to be delivered will be determined by a resolution of our board of directors following the filing of this annual report. No awards were made under the plan in the fiscal year ended March 31, 2025. In the fiscal years ended March 31, 2026 and 2025, no executive officer was paid over JPY100 million. The Company did not grant any stock options and did not provide discretionary bonuses during the fiscal years ended March 31, 2026 and 2025.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors for the fiscal year ended March 31, 2026, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Executive directors (1)	¥213,731,160	¥213,731,160	6
Independent directors (2)	¥20,644,500	¥20,644,500	6
Corporate auditors (3)	¥10,600,008	¥10,600,008	3

(1) Consists of Messrs. Yasuyuki Nozawa, Satoshi Oyamatsu, Kentaro Tachibana, Shinya Sato, and Taiji Ito.

(2) Consists of Messrs. Tamotsu Moriyama, Seishi Miyajima, Izumi Takemoto, Hajime Yamashita, John A. Stapleton, and Ms. Katharyn Field.

(3) Our full-time corporate auditor is Ms. Yuki Ide (Ito).

(4) Consists of Ms. Ruriko Takeuchi and Mr. Ryu Ishida.

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

Based on the performance evaluation period ended March 31, 2026, awards covering an aggregate of 97,495 shares are expected to be delivered under the Plan, subject to a resolution of our board of directors following the filing of this annual report.

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Part 8 of the NYSE American LLC Company Guide. Of particular note, the following rules under Part 8 of the NYSE American LLC Company Guide are exempt from Japanese law requirements:

●	Section 802(a) of the NYSE American LLC Company Guide requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require a majority of our board of directors to be independent directors. However, as of July 13, 2026, following the conclusion of our annual meeting, our board of directors is comprised of six directors, two of which are considered “independent,” as determined in accordance with the applicable sections of the NYSE American LLC Company Guide.

●	Section 803B(2)(a) of the NYSE American LLC Company Guide requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor (referred to as the corporate auditor) or a statutory board of corporate auditors. We have a three-member board of corporate auditors, which meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Management-Board of Corporate Auditors” below for additional information.

●	Section 805(a) of the NYSE American LLC Company Guide requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established a nominating and compensation committee comprised of at least three directors, a majority of whom are independent directors as qualified under Japanese law (the “Nominating and Compensation Committee”), to advise our board of directors, when consulted, with respect to the compensation of our directors and executive officers. Our board of directors collectively participates in the discussion and determination of compensation for our directors and executive officers (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) and other compensation-related matters, and the Nominating and Compensation Committee will provide advice on this matter when consulted by the board of directors. In addition, our corporate auditors discuss and determine the compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without the involvement of our board of directors.

●	Section 804(a) of the NYSE American LLC Company Guide requires that a listed company’s nominating and corporate governance committee be comprised solely of independent directors. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee to advise our board of directors, when consulted, with respect to nominees for election or re-election to our board of directors or for appointment to fill any vacancy, as well as recommend to our board of directors with respect to the appointment of our executive officers. Our board of directors collectively participates in the nomination process of potential directors and executive officers and oversees our corporate governance practices, and the Nominating and Compensation Committee will provide advice for the nomination of directors when consulted by the board of directors.

●	Section 123 of the NYSE American LLC Company Guide recommends a quorum of at least 33 1∕3% of the shares issued and outstanding and entitled to vote and requires that, if less is specified, NYSE American should be consulted before filing the original listing application. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

The Company avails itself of these exemptions. More specifically, the Company does not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Additionally, the Company avails itself under the “controlled company” exemptions and intends to continue to do so as long as it meets the requirements for such exemption. The “controlled company” exception to the rules of the NYSE American provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American. As of July 13, 2026, Yasuyuki Nozawa controls approximately 68.83% of the aggregate voting power of our outstanding Common Shares.  Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE American.

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

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every month. Under the Companies Act and our articles of incorporation, our Company shall have no more than 15 directors on our board of directors. As of July 13, 2026, our board of directors was comprised of six directors, including two independent directors. Directors are identified and recommended by the Nominating and Compensation Committee, nominated at the board level and elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

As of March 31, 2026, LogProstyle had three members of the board of corporate auditors, two of whom were “outside” members of the board of corporate auditors.

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

As of March 31, 2026, LogProstyle had three members of the board of corporate auditors.

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

3. A NYSE American-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	LogProstyle’s directors are elected at a general meeting of shareholders. The members of the board of corporate auditors are also elected at a general meeting of shareholders of LogProstyle. A proposal by LogProstyle’s board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. LogProstyle’s board of directors collectively participates in the discussion and determination of the nomination and compensation of the board and officers, it established a Nominating and Compensation Committee to advise its board of directors, when consulted with respect to nomination and compensation matters.

Corporate Governance Practices Followed by NYSE American -listed U.S. Companies	Corporate Governance Practices Followed by LogProstyle

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

Nominating and Compensation Committee

While we do not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide because we will be a “foreign private issuer” and a “controlled company” within the meaning of the corporate governance standards of NYSE American, our board of directors had opted to, as permitted under the Companies Act, establish an advisory nominating and compensation committee to assist it to:

●	identify and recommend nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	recommend to our board of directors with respect to the appointment of our executive officers; and

●	review and recommend to our board of directors with respect to the compensation of our directors and executive officers.

Under the charter of the Nominating and Compensation Committee, the Nominating and Compensation Committee shall consist of at least three directors with a majority of independent directors and the members shall be appointed by the board of directors. As of July 13, 2026, the Nominating and Compensation Committee consists of the representative director and the two independent directors.

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

D. Employees

Employees

As of March 31, 2026, we and our subsidiaries had approximately 160 full-time employees and 100 part-time employees. The following table shows the number of the employees categorized by areas of operations as of March 31, 2026:

Function/Department	Number
Management	21
Finance and Accounting	9
Sales and Marketing	62
Business Operation and Others	163
Human Resources	3
General Affairs	2
Total amount	260

None of our employees is represented by a union. We consider our relations with our employees to be good.

E. Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Compensation Recovery Policy

In accordance with Rule 10D-1 under the Exchange Act and Section 811 of the NYSE American Company Guide, the Board has adopted a compensation recovery policy to provide for the recovery of erroneously awarded incentive-based compensation.

Incentive-based compensation under the Plan is subject to recovery under this policy. The Company will comply with the requirements of Rule 10D-1 with regarding to any such compensation, including the recovery of incentive-based compensation received by current or former executive officers during the three completed fiscal years preceding a required accounting restatement due to the Company’s material noncompliance with financial reporting requirements under the federal securities laws.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, as of July 13, 2026, by:

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

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) as of July 13, 2026, based on 23,610,870 common shares outstanding.

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o LogProstyle Inc., 1-2-3, Kita-Aoyama, Minato-ku, Tokyo.

	Common Shares Beneficially Owned
	Number	Percent
Directors, Corporate Auditors and Executive Officers:

Yasuyuki Nozawa(1)	16,251,750	68.83%

Satoshi Oyamatsu	542,658	2.30%

Kentaro Tachibana	15,000	*

Katharyn (Katie) Field	-	-%

John Stapleton	-	-%

Isaac Freites	-	-%

Yuki Ide (Ito)	21,000	*

Ryu Ishida	-	-%

Ruriko Takeuchi	-	-%

Hiroyuki Nozawa	379,500	1.61%

Tetsuya Hasegawa	18,000	*

Masanori Oshima	18,000	*

Ryuji Kitagawa	-	-%

Noriyoshi Aoshima	3,000	*

Takayuki Shinmei	6,000	*

Taiji Ito	-	-%

Keien Natsume	-	-%

Akihisa Ishibashi	-	-%

All directors, corporate auditors and executive officers as a group (18 individuals):	17,254,908	73.1%

5% Shareholders:

Propolife, LLC.(1)	16,251,750	68.83%

* Less than 1%

(1)	Represents: (i) 6,878,250 Common Shares directly beneficially owned by Yasuyuki Nozawa; and (ii) 9,373,500 Common Shares held by Propolife, LLC., a Japanese company 100% owned by Yasuyuki Nozawa, our chief executive officer, president and representative director. As Yasuyuki Nozawa has sole voting and dispositive power over these Common Shares, he is deemed to be the beneficial owner of these Common Shares. The address for Propolife, LLC. is 1-14-10 Shirokane, Minato-ku, Tokyo 108-0072, Japan.

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

B. Significant Changes

See Note 21 to the Consolidated Financial Statements in Item 18 for disclosure of events subsequent to year end and prior to the date of filing.

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

The brief summary discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Common Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash raised in offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Common Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in offerings) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. It is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Common Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Common Shares and the amount of cash raised in offerings. Accordingly, fluctuations in the market price of the Common Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Common Shares from time to time and the amount of cash we raise in offerings) that may not be within our control. If we are a PFIC for any year during which you hold Common Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Common Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Common Shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements, we file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and non-executive officer/director principal shareholders are exempt from the reporting requirements of Section 16. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://www.logprostyle.co.jp/. We post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

Interest Rate Risk

We are exposed to interest-rate risk primarily through borrowings used to finance property acquisitions, development projects, hotel investments and working capital. As of March 31, 2026, our total outstanding borrowings and bonds (based on contractual principal) were approximately JPY17,198 million, of which approximately JPY11,718 million, or approximately 68%, bore variable interest rates. Our variable-rate borrowings bear interest primarily by reference to Japanese short-term or long-term prime rates. Interest expense increased from JPY209,971 thousand in the fiscal year ended March 31, 2025 to JPY328,962 thousand in the fiscal year ended March 31, 2026, primarily reflecting higher borrowing levels. Based on our variable-rate borrowings outstanding as of March 31, 2026, a hypothetical increase of 100 basis points in applicable interest rates would increase our annual interest cost by approximately JPY117 million. We do not currently use derivative instruments to hedge interest-rate risk. We monitor interest-rate exposure as part of our debt-maturity and refinancing management, particularly in light of the Bank of Japan’s monetary policy normalization. See Note 10 to our consolidated financial statements.

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

The amount of expenses incurred in connection with the offering, including underwriters’ discounts and commissions, were US$4,588,189. The net offering proceeds to the Company was US$5,411,811.

As of March 31, 2026, a portion of the net proceeds had been used for the development of Prostyle Ryokan Asakusa II and the establishment of our Dubai subsidiary. In March 2026, however, we decided to suspend our planned expansion into Dubai in light of the geopolitical situation in the Middle East.

The remaining net proceeds are expected to be used primarily for (i) the development and expansion of our Prostyle Ryokan business, including the development and management of Machinaka Ryokans in Japan, such as Prostyle Ryokan Asakusa II and additional locations in Tokyo, Osaka, and Kyoto, (ii) strategic investments and business expansion in the United States, including hospitality, restaurant, and other business operations, and (iii) the development and expansion of our real estate renovation and resale business under our “Log Mansion” brand, including through investments in or acquisitions of local real estate companies in Japan, other Asian countries, and the United States. We may reallocate the remaining proceeds among these intended uses depending on market conditions, business opportunities, and our strategic priorities.

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

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2026. Based on that evaluation, and because of the material weaknesses in our internal control over financial reporting described below, our chief executive officer and chief financial officer concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective at the reasonable-assurance level. The material weaknesses affected our ability to record, process, summarize and report information required to be disclosed in the reports we file or furnish under the Exchange Act within the time periods specified in the SEC’s rules and forms, and to accumulate and communicate such information to management to allow timely decisions regarding required disclosure. Notwithstanding these material weaknesses, management performed additional procedures in connection with the preparation of this annual report, including substantive account reconciliations and the engagement of external accounting support. Based on these procedures, management believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, as of March 31, 2026, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to the existence of material weaknesses, as described below.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) inadequate control design and documentation, including insufficiently precise documentation to prevent or detect a material misstatement, lack of thorough and timely financial closing process, lack of entity-level controls, particularly over subsidiary financial information review, and lack of evidence supporting effective review in control operations, and (ii) the improper design and ineffective general control over certain information technology systems.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weakness described above. In the fiscal year ending March 31, 2027, we expect to implement additional measures to remediate the existing material weakness as discussed above. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a written code of ethics and business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our Code of Ethics and Business Conduct has been filed with the SEC and is also available on our website at https://www.logprostyle.co.jp/. The information contained in, or that can be accessed through the foregoing website is not incorporated by reference into, and is not a part of, this Annual Report on Form 20-F. We have included this website address solely for informational purposes.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the aggregate fees for professional audit services and other services rendered by Bush & Associates CPA LLC (“Bush”), our independent registered public accounting firm, for the periods indicated.

	Fiscal Year Ended March 31,
	2026	2025
	(in thousands)
Audit Fees (1)	28,341	¥129,561
Audit-Related Fees (2)	-	16,362
Tax Fees (3)	-	-
All Other Fees (4)	-	-
Total	28,341	¥145,923

(1)	Audit fees were for professional services associated with the annual audit of our audited consolidated financial statements and the reviews of our interim condensed consolidated financial statements.

(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.”

(3)	Tax fees consist of fees for tax compliance, tax advice and tax planning.

(4)	All other fees include any fees billed that are not audit, audit-related or tax fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore, do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company’s Board of Directors previously authorized a share repurchase program which provided for the repurchase, from July 1, 2025 through June 30, 2026, of common shares up to a maximum of the lesser of (i) 1,086,910 common shares, or (ii) common shares having an aggregate purchase price of $543,455 (the “Repurchase Program”). During the fiscal year ended March 31, 2026, the Company repurchased 17,582 common shares under the Repurchase Program.

After comprehensively considering the progress of repurchases under the Repurchase Program and the current market environment, the Company decided to discontinue the Repurchase Program in order to pursue a more effective capital policy and enhance shareholder returns. In that regard, on May 15, 2026, the Board resolved to declare a cash dividend to be funded by the remaining unused portion of the Repurchase Program in the aggregate amount of $519,414, or $0.022 per share. The dividend was payable on June 30, 2026, to shareholders of record as of the close of business on June 1, 2026. The ex-dividend date for market transactions was June 1, 2026, the same date as the record date.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend to rely on the foreign private issuer exemption from certain corporate governance requirements under the NYSE American rules. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and non-executive officer/director principal shareholders are exempt from the reporting requirements of Section 16.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

In this annual report, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile. See “Risk Factors—Risks Relating to the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain NYSE American corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Part 8 of the NYSE American LLC Company Guide. Of particular note, the following rules under Part 8 of the NYSE American LLC Company Guide are exempt from Japanese law requirements:

●	Section 802(a) of the NYSE American LLC Company Guide requires that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require a majority of our board of directors to be independent directors. Our board of directors is currently comprised of six directors, two of which are considered “independent,” as determined in accordance with the applicable sections of the NYSE American LLC Company Guide.

●	Section 803B(2)(a) of the NYSE American LLC Company Guide requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor (referred to as the corporate auditor) or a statutory board of corporate auditors. We have a three-member board of corporate auditors, which will meet the requirements for general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “Management-Board of Corporate Auditors” below for additional information.

●	Section 805(a) of the NYSE American LLC Company Guide requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established a nominating and compensation committee comprised of at least three directors, a majority of whom are independent directors as qualified under Japanese law (the “Nominating and Compensation Committee”), to advise our board of directors, when consulted, with respect to the compensation of our directors and executive officers. Our board of directors collectively participates in the discussion and determination of compensation for our directors and executive officers (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) and other compensation-related matters, and the Nominating and Compensation Committee will provide advice on this matter when consulted by the board of directors. In addition, our corporate auditors discuss and determine the compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without the involvement of our board of directors.

●	Section 804(a) of the NYSE American LLC Company Guide requires that a listed company’s nominating and corporate governance committee be comprised solely of independent directors. In accordance with generally accepted practices for companies listed in Japan (not a requirement under Japanese law), our board of directors has established the Nominating and Compensation Committee to advise our board of directors, when consulted, with respect to nominees for election or re-election to our board of directors or for appointment to fill any vacancy, as well as recommend to our board of directors with respect to the appointment of our executive officers. Our board of directors collectively participates in the nomination process of potential directors and executive officers and oversees our corporate governance practices, and the Nominating and Compensation Committee will provide advice for the nomination of directors when consulted by the board of directors.

●	Section 123 of the NYSE American LLC Company Guide recommends a quorum of at least 33 1∕3% of the shares issued and outstanding and entitled to vote and requires that, if less is specified, NYSE American should be consulted before filing the original listing application. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

The Company avails itself of these exemptions. More specifically, the Company does not have a compensation committee or a nominating and corporate governance committee that satisfies the requirements set out under Part 8 of the NYSE American LLC Company Guide. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Additionally, the Company avails itself of the “controlled company” exemptions, and intends to continue to do so as long as it meets the requirements for such exemption. The “controlled company” exception to the rules of the NYSE American provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American. As of July 13, 2026, Yasuyuki Nozawa controls approximately 68.83% of the aggregate voting power of our issued and outstanding Common Shares.  Accordingly, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE American.

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

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every month. Under the Companies Act and our articles of incorporation, our Company shall have no more than 15 directors on our board of directors. Our board of directors is currently comprised of six directors, including two independent directors. Directors are identified and recommended by the Nominating and Compensation Committee, nominated at the board level and elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over the Company’s affairs and represent the Company in accordance with the resolutions of our board of directors. Yasuyuki Nozawa, our President and Chief Executive Officer is our current representative director. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

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

PART III

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,

LogProstyle, Inc.

OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of LogProstyle, Inc. (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income, change in stockholders’ equity, and cash flows for the years then ended March 31, 2026 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended March 31, 2026 and 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/Bush & Associates CPA LLC

We have served as the Company’s auditor since 2025.

Las Vegas, Nevada

July 13, 2026

PCAOB ID Number 6797

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands)

	March 31, 2026	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	¥2,281,913	¥2,120,515
Trade notes and accounts receivable, net	161,247	138,373
Inventories, net	16,555,068	13,612,387
Consumption tax receivable	179,603	5,749
Short-term investments	331,484	182,030
Other current assets	485,136	353,579
Total current assets	19,994,451	16,412,633
Non-current assets
Property, plant and equipment, net	1,929,365	357,527
Operating lease right-of-use assets	4,059,263	4,481,941
Software	20,464	27,792
Leasehold and guarantee deposits	402,318	465,968
Deferred tax assets	440,688	458,767
Other non-current assets	191,602	363,608
Allowance for credit losses	(81,256)	(84,048)
Total non-current assets	6,962,444	6,071,555
Total assets	¥26,956,895	¥22,484,188

The accompanying notes are an integral part of these consolidated financial statements.

LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	March 31, 2026	March 31, 2025
LIABILITIES
Current liabilities
Accounts payable	¥338,534	¥597,708
Accrued expenses	131,848	112,661
Short-term loans	1,605,658	1,885,259
Current portion of bonds	6,318	28,620
Current portion of long-term loans	4,878,372	4,025,343
Operating lease liabilities, current	497,038	463,129
Finance lease liabilities, current	8,357	8,400
Contract liabilities	260,186	252,260
Income taxes payable	343,778	248,885
Other current liabilities	260,745	254,956
Total current liabilities	8,330,834	7,877,221
Non-current liabilities
Bonds	35,562	-
Long-term loans	10,584,054	6,858,607
Operating lease liabilities, non-current	3,647,248	4,090,933
Finance lease liabilities, non-current	12,768	19,062
Other non-current liabilities	131,170	121,146
Total non-current liabilities	14,410,802	11,089,748
Total liabilities	¥22,741,636	¥18,966,969
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 shares issued and 23,610,870 and 23,628,452 shares outstanding as of March 31, 2026 and March 31, 2025 with no stated value.	¥924,817	¥924,817
Capital surplus	1,445,333	1,445,333
Additional paid in capital	(225,406)	(238,115)
Retained earnings	2,078,645	1,397,387
Treasury shares	(4,761)	(2,539)
Accumulated other comprehensive loss	(3,369)	(9,664)
Total shareholders’ equity	4,215,259	3,517,219
Total liabilities and equity	¥26,956,895	¥22,484,188

The accompanying notes are an integral part of these consolidated financial statements.

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	Fiscal Year Ended March 31, 2026	Fiscal Year Ended March 31, 2025	Fiscal Year Ended March 31, 2024
Revenue:	¥22,221,163	¥20,650,916	¥14,121,840
Cost of revenue	(17,812,742)	(17,091,646)	(11,469,951)
Gross profit	4,408,421	3,559,270	2,651,889

Operating expenses
Selling, general and administrative expenses	(2,836,841)	(2,216,754)	(1,713,388)
Total operating expenses	(2,836,841)	(2,216,754)	(1,713,388)

Operating income	1,571,580	1,342,516	938,501

Other income (expenses):
Interest expenses	(328,962)	(209,971)	(422,769)
Other income, net	8,586	15,699	4,227
Total other expenses	(320,376)	(194,272)	(418,542)

Income before income taxes	1,251,204	1,148,244	519,959
Income tax expenses	(491,243)	(394,623)	(196,354)
Net income	759,961	753,621	323,605

Other comprehensive income (loss)
Foreign currency translation adjustment	6,295	7,656	(7,273)
Total comprehensive income	¥766,256	¥761,277	¥316,332
Earnings per share:
Basic and Diluted	¥32.16	¥34.76	¥15.37
Weighted average number of shares of common stock outstanding
Basic and Diluted	23,627,697	21,679,507	21,053,384

The accompanying notes are an integral part of these consolidated financial statements.

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Yen in thousands, except share data)

	Common Shares		Capital	Additional paid in	Retained	Treasury shares
	Shares	Amount	Surplus	capital	Earnings	Shares	Amount	AOCI	Total
Balance at March 31, 2023	20,374,500	¥100,000	¥620,516	¥148,392	¥320,161	23,658	¥(2,539)	¥(10,047)	¥1,176,483

Net income	-	-	-	-	323,605	-	-	-	323,605
Issuance of new shares	1,277,610	135,001	135,001	-	-		-	-	270,002
Other comprehensive income	-	-	-	-	-	-	-	(7,273)	(7,273)

Balance at March 31, 2024	21,652,110	¥235,001	¥755,517	¥148,392	¥643,766	23,658	¥(2,539)	¥(17,320)	¥1,762,817

Net income	-	-	-	-	753,621	-	-	-	753,621
Share issuance upon initial public offering, net of issuance costs	2,000,000	689,816	689,816	(386,507)	-	-	-	-	993,125
Other comprehensive loss	-	-	-	-	-	-	-	7,656	7,656
Balance at March 31, 2025	23,652,110	¥924,817	¥1,445,333	¥(238,115)	¥1,397,387	23,658	¥(2,539)	¥(9,664)	¥3,517,219

Net income	-	-	-	-	759,961	-	-	-	759,961
Purchase of treasury shares	-	-	-	-	-	17,582	(2,222)	-	(2,222)
Other comprehensive income	-	-	-	-	-	-	-	6,295	6,295
Stock-based compensation	-	-	-	12,709		-	-	-	12,709
Payment for dividend	-	-	-	-	(78,703)	-	-	-	(78,703)
Balance at March 31, 2026	23,652,110	¥924,817	¥1,445,333	¥(225,406)	¥2,078,645	41,240	¥(4,761)	¥(3,369)	¥4,215,259

The accompanying notes are an integral part of these consolidated financial statements.

LogProstyle Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Year Ended March 31,2026	Fiscal Year Ended March 31,2025	Fiscal Year Ended March 31,2024
Cash flows from operating activities:
Net income	¥759,961	¥753,621	¥323,605
Depreciation and amortization	72,077	144,087	87,027
Amortization of debt issuance costs	8,292	84,928	40,787
Stock-based compensation expense	12,709	-	-
Deferred income taxes	18,079	91,910	76,049
Provision of allowance for credit losses	(2,792)	84,048	-
Changes in operating assets and liabilities:
(Increase) decrease in trade notes and accounts receivable, net	(22,874)	43,435	(43,872)
(Increase) in inventories, net	(2,942,681)	(93,927)	(2,944,684)
(Increase) decrease in consumption taxes receivable	(173,854)	63,639	239,859
(Increase) decrease in prepaid expenses	(104,298)	(44,678)	16,533
(Increase) decrease in advances to vendors	(17,743)	(70,369)	7,295
Decrease (increase) in leasehold and guarantee deposits	63,650	(119,560)	(3,614)
(Increase) decrease in long-term prepaid expenses	(86,754)	(6,639)	420
Increase (decrease) in accounts payables	72,493	(40,412)	(194,318)
Increase (decrease) in accrued expenses	19,187	(102,236)	105,822
Increase (decrease) in income taxes payable	94,893	182,562	(48,438)
Increase (decrease) in contract liabilities	7,926	(100,391)	207,881
(Decrease) increase in deposits received	(18,665)	20,510	(11,878)
Other, net	38,630	(85,891)	58,253
Net cash flows (used in) provided by operating activities	(2,201,764)	804,637	(2,083,273)

Cash flows from investing activities:
Purchase of short-term investments	(450,115)	(367,150)	(13,800)
Proceeds from sales of short-term investments	300,662	223,921	50,000
Purchases of property and equipment	(1,634,243)	(37,464)	(42,145)
Purchases of software	(2,584)	(19,563)	(3,186)
Purchases of long-term investments	-	(270,000)	-
Purchases of investment securities	-	-	(800)
Proceeds from redemption of long-term investments	270,000	-	-
Other, net	(4,356)	(5,599)	(3,607)
Net cash flows (used) in investing activities	(1,520,636)	(475,855)	(13,538)

Cash flows from financing activities:
(Decrease) in short-term borrowings, net	(276,590)	(685,830)	(283,069)
Borrowings from long-term loans	12,124,650	12,946,844	9,687,048
Repayments for long-term loans	(7,540,495)	(12,708,107)	(6,628,349)
Proceeds from issuance of bonds	50,000	-	-
Redemption of bonds	(33,500)	(49,270)	(49,309)
Payments for finance leases	(8,412)	(8,664)	(7,505)
Payment for debt issuance costs	(20,221)	(67,498)	(78,844)
Proceeds from issuance of shares	-	1,379,632	270,002
Payments for dividends	(78,703)	-	-
Payments of listing expenses	(331,966)	(235,037)	-
Purchase of treasury shares	(2,222)	-	-
Net cash flows provided by financing activities	3,882,541	572,070	2,909,974
Effect of exchange rate changes on cash and cash equivalents	1,257	1,422	(7,273)
Net increase in cash and cash equivalents	161,398	902,274	805,890
Cash and cash equivalents at the beginning of the year	2,120,515	1,218,241	412,351
Cash and cash equivalents at the end of the year	¥2,281,913	¥2,120,515	¥1,218,241

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥493,261	¥476,650	¥497,731
Cash paid for taxes	¥405,140	¥127,857	¥179,888

The accompanying notes are an integral part of these consolidated financial statements.

LOGPROSYLE INC.

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

On December 19, 2024, the Company formed its wholly owned subsidiary, LogProstyle US Inc.

On April 5, 2025, LogProstyle signed a Memorandum of Association (MoA) with the Dubai Department of Economy and Tourism (DET) and established a new entity, “LogProstyle Inc For Hotel Management CO. L.L.C S.O.C” (LogProstyle Dubai).

The consolidated financial statements of the Group include the Company and the entities below:

	Date of Incorporation or Acquisition	Place of Incorporation	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
Prostyle Inc.	February 2017	Japan	100.0%
LogSuite Inc.	August 2006	Japan	100.0%
LogAsset Inc.	February 2023	Japan	100.0%
LogArchitects Inc.	September 2015	Japan	100.0%
Chino Building Management Inc.	February 2015	Japan	100.0%
ProstyleRyokan Inc.	May 2017	Japan	100.0%
Okinawa Igeto Inc.	January 2018	Japan	100.0%
Kotakino Inc.	September 2013	Japan	100.0%
LogKnot Vietnam Co., Ltd.	August 2021	Vietnam	100.0%
Propolife Vietnam Co., Ltd.	October 2015	Vietnam	100.0%
Yantai Propolife Wood Industry Co., Ltd.	November 2016	China	100.0%
LogProstyle US Inc.	December 2024	US	100.0%
LogProstyle Inc For Hotel Management CO. L.L.C S.O.C	April 2025	UAE	100.0%

On August 30, 2024, the Company purchased a 40.8% interest for an investment in a condominiums in Miyanomori, Hokkaido for ¥270,000 thousand. The investment, which is classified as a long-term investments. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures. The investment was redeemed during the year ended March 31, 2026.

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

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

There are 4 subsidiaries as of March 31, 2026, 4 subsidiaries as of March 31, 2025, and 3 subsidiaries as of March 31, 2024, respectively, which have different fiscal year-ends from that of the Company. These subsidiaries were consolidated based on the respective year end. Adjustments were made for the effects of significant intragroup transactions caused by different fiscal year-ends and the remaining impacts would not be material.

Reclassification

Certain amounts in the prior period have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts including: impairment of long-lived assets, valuation of stock-based compensation, recoverability of deferred taxes and allowance for credit losses. Actual results could differ from these good faith estimates and judgments.

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

Allowance for Credit Losses

In accordance with Accounting Standards Codification (“ASC”) 326, Financial Instruments - Credit Losses, the Company estimates and records an expected lifetime credit loss on trade notes and accounts receivable and leasehold and guarantee deposits by utilizing historical write-off rates as a starting point for determining expected credit losses and has considered all available relevant information, including details about past events, current conditions, and reasonable and supportable forecasts, as well as their impact on the expected credit losses. The allowance for expected credit losses is adjusted for current conditions and reasonable and supportable forecasts.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost less accumulated depreciation.

	Useful life	Depreciation method
Buildings	6-47 years	Straight-line method
Leasehold improvements	4-18 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture and fixtures	3-15 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expense as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service. At the time of retirement or other disposition of property, plant and equipment, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in income.

The long-lived assets of the Group are reviewed for impairment in accordance with ASC 360, Property, Plant and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the years ended March 31, 2026, 2025 and 2024.

Fair Value

The Company performs fair value measurements in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

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

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Group accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of ASC 606 is that the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

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

The Company recognizes revenue from rental services under ASC 842, Leases.

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

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Group commences recognition of lease income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from leases related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified as deferred revenue in other current liabilities in its consolidated balance sheets.

Advertising Expenses

The Group expenses advertising costs as they incurred. Total advertising expenses were ¥89,516 thousand, ¥71,805 thousand and ¥108,289 thousand for the years ended March 31, 2026, 2025 and 2024, respectively, and have been included as part of selling, general and administrative expenses.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Customers

For the years ended March 31, 2026, 2025 and 2024, no single customer accounted for 10% or more of the Group’s total revenues.

As of March 31, 2026 and 2025, customers accounting for 10% or more of the Group’s total current outstanding trade notes and accounts receivable, net were as follows:

	March 31, 2026	March 31, 2025
Customer A	16%	*
Customer B	13%	11%

*	Less than 10%

Suppliers

For the years ended March 31, 2026, 2025 and 2024, no suppliers accounted for 10% or more of the Company’s total purchases.

As of March 31, 2026 and 2025, suppliers accounted for 10% or more of the Group’s total current outstanding accounts payable were as follows:

	March 31, 2026	March 31, 2025
Supplier A	20%	*
Supplier B	12%
Supplier C	10%	*
Supplier D	*	45%
Supplier E	*	10%

*	Less than 10%

Income Taxes

Under FASB ASC 740, Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income and comprehensive income.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation and Re-measurement

The functional currency of the Company and the Japanese subsidiaries are the Japanese Yen (“JPY”). The functional currency of the Company’s subsidiaries, Propolife Vietnam Co., Ltd. and LogKnot Vietnam Co., Ltd. are the Vietnamese dong. The functional currency of the Company’s subsidiaries, Yantai Propolife Wood Industry Co., Ltd. is the Chinese yuan. The functional currency of the Company’s subsidiaries, LogProstyle US Inc. and LogProstyle Inc For Hotel Management CO. L.L.C S.O.C are the U.S. dollars. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.

The reporting currency of the Group is the JPY, and the accompanying consolidated financial statements have been expressed in JPY. In accordance with ASC 830-30, Translation of Financial Statements, assets and liabilities of the Group whose functional currency is not JPY are translated into JPY, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of shareholders’ equity.

Segments

ASC 280, Segment Reporting, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

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

Comprehensive Income or Loss

ASC 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

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

Stock-based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC 718, Compensation – Stock Compensation. The cost of services received from directors of the Company (excluding independent directors), executive officers, and directors of subsidiaries in exchange for awards of equity instruments is recognized in the consolidated statements of income and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company measures a liability award under a stock-based compensation payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation cost for each period until settlement is based on the change (or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date) in the fair value of the instrument for each reporting period.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, Related Party Disclosures and other relevant ASC standards.

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

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for public companies for annual reporting periods beginning after December 15, 2024, on a prospective basis. The Company adopted ASU 2023-09 for the year ended March 31, 2026 (see Note 17). The adoption resulted in expanded income tax disclosure requirements but did not impact the recognition or measurement of income tax amounts.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public companies to disclose additional information about specific expense categories in the notes to the consolidated financial statements on an annual and interim basis. In January 2025, the FASB issued ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying The Effective Date, which revises the effective date of ASU 2024-03. ASU 2024-03 is effective for public companies for annual reporting periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient to simplify the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impacts of the adoption of ASU 2025-05 on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its interim consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” This ASU provides amendments to clarify the Codification, correct unintended application of guidance, and make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of March 31, 2026 and 2025 consist of the following:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Cash and deposits	¥2,238,383	¥2,076,564
Cash equivalents	¥43,530	¥43,951
Total	¥2,281,913	¥2,120,515

NOTE 4 - TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

Trade notes and accounts receivable, net are summarized as follows:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Trade notes	¥16,960	¥3,298
Accounts receivable	144,498	135,386
Less: allowance for credit losses	(211)	(311)
Trade notes and accounts receivable, net	¥161,247	¥138,373

NOTE 5- INVENTORIES, NET

The following table summarizes the components of the Group’s inventories as of the dates presented:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Real estate inventories, net
Real estate properties held for sale	¥7,513,572	¥6,187,759
Real estate properties in progress	8,739,298	7,222,597
Subtotal	16,252,870	13,410,356
Housing equipment and material, net	177,409	140,178
Others	124,789	61,853
Inventories, net	¥16,555,068	¥13,612,387

As of March 31, 2026 and 2025, cumulative capitalized interest was ¥ 178,522 thousand and ¥149,105 thousand, respectively.

NOTE 6 – OTHER CURRENT ASSETS

The following table summarizes the components of the Group’s other current assets as of the dates presented:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Prepaid expenses	¥219,598	¥115,300
Advances to vendors	191,859	174,116
Others	73,679	64,163
Total	¥485,136	¥353,579

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7– PROPERTY, PLANT AND EQUIPMENT

The following table summarizes the components of the Group’s property and equipment as of the dates presented:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Buildings	¥196,045	¥98,383
Leasehold improvements	315,086	226,697
Vehicles	1,691	1,691
Tools, Furniture, and Fixtures	256,692	234,159
Land	1,495,032	70,894
Construction in progress	10,395	-
Right-of-use assets- Finance lease	66,955	64,879
	2,341,896	696,703
Accumulated depreciation	(366,325)	(301,452)
Accumulated depreciation- Finance lease	(46,206)	(37,724)
Total	¥1,929,365	¥357,527

Depreciation expense for the years ended March 31, 2026, 2025 and 2024 was ¥61,438 thousand, ¥135,623 thousand and ¥80,581 thousand, respectively, of which ¥24,893 thousand, ¥95,828 thousand and ¥32,478 thousand are recorded under selling, general and administrative expenses, respectively.

NOTE 8– OTHER NON-CURRENT ASSETS

The following table summarizes the components of the Group’s other assets as of the dates presented:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Long-term prepaid expenses	¥95,852	¥9,098
Long-term investments (*)	-	270,000
Investment securities	39,084	39,084
Investments in capital	30,030	26,400
Insurance funds	24,035	16,850
Others	2,601	2,176
Total	¥191,602	¥363,608

*	The Company sold condominiums in Miyanomori, Hokkaido in April 2024 to a third party, and purchased a 40.8% interest of equity method in the specified joint real estate venture that owns these condominiums for ¥270,000 thousand in August 2024. The investment, which is classified as long-term investments in the above table. The purchase was accounted for as an equity-method investment under ASC 323, Investments – Equity Method and Joint Ventures. The investment was redeemed during the year ended March 31, 2026.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – BONDS

The Group issued corporate bonds through various banks, which consist of the following:

	Thousands of Yen				Thousands of Yen
	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of March 31, 2026	Balance as of March31, 2025
Lender 1	¥100,000	9/26/2022	9/26/2025	0.56%	¥-	¥20,000
Lender 2	100,000	9/25/2020	9/25/2025	0.83%	-	10,000
Lender 3	50,000	8/25/2025	8/25/2032	1.00%	46,500	-
Aggregate outstanding principal balances					46,500	30,000
Less: unamortized bond issuance costs					(4,620)	(1,380)
Less: current portion					(6,318)	(28,620)
Non-current portion					¥35,562	¥-

Interest expenses for corporate bonds were ¥1,996 thousand, ¥2,868 thousand and ¥2,991 thousand for the years ended March 31, 2026, 2025 and 2024, respectively.

NOTE 10 — BANK AND OTHER BORROWINGS

The Group’s outstanding indebtedness borrowed from banks and other financial institutions, consist of the following:

			Thousands of Yen
Indebtedness	Weighted average interest rate*	Weighted average years to maturity*	Balance as of March 31, 2026	Balance as of March 31, 2025
Short-term loans
Secured loans
Fixed rate loans	2.64%	0.46	¥589,020	¥1,842,700
Variable rate loans (*1)	2.51%	0.70	983,230	-
Unsecured loans
Fixed rate loans	2.81%	0.17	33,782	50,000
Variable rate loans (*1)	1.98%	0.17	2,368	-
Aggregate outstanding principal balances	2.57%	0.59	¥1,608,400	¥1,892,700

Less: unamortized debt issuance costs			¥(2,742)	¥(7,441)
Short-term loans			¥1,605,658	¥1,885,259

Long-term loans
Secured loans
Fixed rate loans	2.93%	2.13	4,126,972	4,991,739
Variable rate loans (*2)	2.62%	2.46	10,664,760	5,006,510
Unsecured loans
Fixed rate loans	1.48%	5.36	683,064	960,379
Variable rate loans (*2)	1.80%	3.23	67,987	-
Aggregate outstanding principal balances	2.65%	2.52	¥15,542,783	¥10,958,628

Less: unamortized debt issuance costs			¥(80,357)	¥(74,678)
Less: current portion			(4,878,372)	(4,025,343)
Non-current portion			¥10,584,054	¥6,858,607

*	Pertained to information for loans outstanding as of March 31, 2026.

*1	Annual interest rate was short-term prime rate in Japan +2.13%.

*2	Annual interest rate was long-term prime rate in Japan +2.80%.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group borrowed funds from various financial institutions for the purchase of real estate properties and for working capital purposes.

Interest expenses for short-term and long-term loans were ¥316,861 thousand, ¥198,476 thousand and ¥352,904 thousand for the years ended March 31, 2026, 2025 and 2024, respectively.

Included in real estate inventory was capitalized interest of ¥158,134 thousand, ¥124,788 thousand and ¥138,376 thousand for the years ended March 31, 2026, 2025 and 2024, respectively.

The term deposits, inventories, and property, plant and equipment, net, pledged as collateral for secured loans as of March 31, 2026 and 2025 are as follows:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Term deposits	¥-	¥5,000
Inventories	14,652,292	13,137,928
Property, plant and equipment, net	82,434	84,386
Total	¥14,734,726	¥13,227,314

Compensating balances that do not legally restrict the use of cash were ¥30,030 thousand and ¥26,400 thousand as of March 31, 2026 and 2025, respectively.

As of March 31, 2026, future minimum payments for long-term loans are as follows:

Thousands of Yen
Fiscal Years Ending March 31,	Principal Repayment
2027	¥4,905,968
2028	6,935,967
2029	3,022,148
2030	165,193
2031	98,089
Thereafter	415,418
Total	¥15,542,783

There are no significant debt covenants related to short-term and long-term loans.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – FAIR VALUE MEASUREMENTS

As of March 31, 2026 and 2025, the carrying amounts of cash and cash equivalents, trade receivables, accounts payable, short-term loans and other qualifying short-term financial instruments approximate their fair values because of their short-term maturities.

	Fair Value Measurements as of March 31, 2026
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at March 31, 2026
Liability
Bond, including current portion of bonds	-	¥45,597	-	¥45,597
Long-term debt, including current portion of long-term debt	-	15,428,782	-	15,428,782
Total	-	¥15,474,379	-	¥15,474,379

	Fair Value Measurements as of March 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at March 31, 2025
Liability
Bond, including current portion of bonds	-	¥28,620	-	¥28,620
Long-term debt, including current portion of long-term debt	-	10,843,898	-	10,843,898
Total	-	¥10,872,518	-	¥10,872,518

Long-term debt

The Group’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 2.

NOTE 12 – DISAGGREGATION OF REVENUES

Revenues generated from different revenue streams consisted of the following:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2026	2025	2024
Revenue from contracts with customers under ASC 606
Revenue from sales of real estate properties	¥19,988,948	¥18,360,339	¥12,003,423
Revenue from hotel accommodation services	1,309,310	1,353,519	1,232,000
Housing equipment and material sales	234,188	351,464	337,113
Others	660,032	545,462	501,641
Subtotal	22,192,478	20,610,784	14,074,177
Lease income from operating leases accounted for under ASC 842
Revenue from rental services	28,685	40,132	47,663
Subtotal	28,685	40,132	47,663
Total	¥22,221,163	¥20,650,916	¥14,121,840

The following table summarizes the changes in contract liabilities as of the dates presented:

	Thousands of Yen
	March 31, 2026	March 31, 2025	March 31, 2024
Balances at the beginning of the year	¥252,260	¥352,651	¥144,770
Additions from advance payments received from real estate purchasers and not yet recognized as revenue during the year	260,186	252,260	352,651
Revenue recognized from opening balance of contract liabilities	(252,260)	(352,651)	(144,770)
Balances at the end of the year	¥260,186	¥252,260	¥352,651

100% of total contract liabilities as of March 31, 2025, 2024 were recognized as revenue for the year ended March 31, 2026 and 2025. As of March 31, 2026, the Group expects 100% of total contract liabilities to be realized in less than a year. Changes in contract liabilities are primarily due to the timing of revenue recognition, billings, and cash collections.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents supplemental information related to the Group’s leases:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2026	2025	2024
Finance lease costs
Amortization of right-of-use assets	¥8,135	¥8,793	7,494
Interest on lease liabilities	393	467	303
Total finance lease costs	8,528	9,260	7,797
Operating lease costs	579,815	560,755	640,213
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	570,549	550,864	654,115
Financing cash flows from finance leases	8,473	9,132	7,505
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	17,870	997,675	-
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	¥2,076	¥18,360	5,154
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	-	(281,403)	-

Weighted average remaining lease term (years)
Operating leases	9.3	11.0	10.8
Finance leases	1.9	3.6	3.5
Weighted-average discount rate (per annum)
Operating leases	2.29%	2.29%	2.23%
Finance leases	1.67%	1.66%	1.60%

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2026, the future maturity of lease liabilities is as follows:

	Thousands of Yen
Fiscal Years Ending March 31,	Finance Lease	Operating Lease
2027	¥8,432	¥581,655
2028	6,950	556,005
2029	4,868	539,142
2030	1,344	423,584
2031	73	397,361
Thereafter	-	2,152,313
Total lease payments	¥21,667	¥4,650,060
Less: imputed interest	(542)	(505,774)
Total lease liabilities	21,125	4,144,286
Less: current portion	(8,357)	(497,038)
Non-current lease liabilities	¥12,768	¥3,647,248

Lessor

Lease income related to operating leases included income from leases on the consolidated statements of income and comprehensive income. The amounts of lease income recognized on the consolidated statements of income and comprehensive income were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Fixed income from operating leases	¥28,685	¥40,132	¥47,663

NOTE 14 – STOCK-BASED COMPENSATION

A performance share plan (the “Plan”) with post-vetting delivery and related remuneration is designed to provide compensation for directors (excluding independent directors), executive officers, and directors of subsidiaries.

The period of service of directors of the Company and directors of the Company’s subsidiaries who do not concurrently serve as directors of the Company will be the period from the date of the ordinary general meeting of shareholders to the date of the ordinary general meeting of shareholders for the following fiscal year, and the period of service of executive officers who do not concurrently serve as directors of the Company will be the period from April to March 31 (the “Applicable Period”). The period for evaluating the degree of achievement of performance targets will be the period of one fiscal year ending March 31 (the “Performance Evaluation Period”).

The total amount of monetary claims and cash to be granted under the Plan to the eligible directors for each performance evaluation period shall not exceed ¥200,000 thousands (excluding salaries for directors who also serve as employees), and the total number of Company shares to be delivered shall not exceed 500,000 shares per Performance Evaluation Period. The achievement rate of performance targets is based on performance indicators (financial and/or non-financial) reflective of the Group’s profitability and management policies, as determined by resolution of the Company’s board of directors in advance. The approval of the Plan is indicative of the Company’s priority of aligning management incentives with shareholders.

The delivery of the Company’s shares will be made on the date following the later of either the end of the Relevant Period or the date of submission of the 20-F for the Performance Evaluation Period (the “20-F”) that the Company is required to file under the U.S. Securities Act of 1933. The delivery of the Company’s shares will be made pursuant to a resolution of the Board of Directors’ meeting to determine the issuance of shares for such delivery or the disposition of treasury shares, to be held within two months following the later of the date of submission of the 20-F (the “20-F Filing Date”).

The fair value of performance-based restricted stock units is based on the closing price of the Company’s common stock on the grant date. The issuances of the awards granted under the Plan are accounted for as a combination award in accordance with the accounting provisions under ASC 718, Compensation - Stock Compensation.

The following table summarizes the award activity under the Plan for the year ended March 31, 2026:

	Thousands of Yen, except Number of PSUs and Weighted Average Grant Date Fair Value Per Share
	Fair Value		Number of PSUs	Weighted Average Grant Date Fair Value Per Share
Unvested as of March 31, 2025	¥		-	¥-
Granted		81,295	500,000	162.59
Vested			-	-
Forfeited			-	-
Unvested as of March 31, 2026		¥81,295	500,000	¥162.59

Expense for performance-based stock units is recognized when it is probable that the performance goal will be achieved. The Company recognized the following amounts in total non-employee stock-based compensation costs in relation to the Plan for the years ended March 31, 2026 and 2025:

	For the years Ended March 31,
	2026	2025
Equity-classified stock-based compensation expense	¥12,709	¥-
Liability-classified stock-based compensation expense	¥5,191	¥-
Stock-based compensation expense	¥17,900	¥-

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There was no outstanding unamortized stock-based compensation related to the Company’s equity-classified awards.

There was no outstanding unamortized stock-based compensation related to the Company’s liability-classified awards.

NOTE 15- SHAREHOLDERS’ EQUITY

Share capital shares

The changes in the number of issued shares of share capital during the years ended March 31, 2026, 2025 and 2024 were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Balance at the beginning of the year	23,652,110	21,652,110	20,374,500
Issuance of capital shares	-	2,000,000	1,277,610
Balance at the end of the year	23,652,110	23,652,110	21,652,110

All of the issued shares as of years ended March 31, 2026, 2025 and 2024 have been paid in full.

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

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Treasury shares

The changes in the number of treasury shares during the years ended March 31, 2026, 2025 and 2024 were as follows:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Balance at the beginning of the year	23,658	23,658	23,658
Purchase of treasury shares	17,582	-	-
Sales of treasury shares	-	-	-
Balance at the end of the year	41,240	23,658	23,658

The Company’s Board of Directors authorized a share repurchase program which provided for the repurchase, from July 1, 2025 through June 30, 2026, of common shares up to a maximum of the lesser of (i) 1,086,910 common shares, or (ii) common shares having an aggregate purchase price of $543,455 (the “Repurchase Program”). During the fiscal year ended March 31, 2026, the Company repurchased 17,582 common shares at an aggregate cost of ¥2,222 thousands under the Repurchase Program.

NOTE 16 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) during the years ended March 31, 2026, 2025 and 2024 consists of the following:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2026	2025	2024
Foreign currency translation adjustment:
Income (losses) during the year	¥6,295	¥7,656	¥(7,273)
Income (losses) before tax effect	6,295	7,656	(7,273)
Income (losses) after tax effect	¥6,295	¥7,656	¥(7,273)

Total
Income (losses) during the year	¥6,295	¥7,656	¥(7,273)
Income (losses) before tax effect	6,295	7,656	(7,273)
Income (losses) after tax effect	¥6,295	¥7,656	¥(7,273)

NOTE 17 - INCOME TAX

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

As of March 31, 2026, tax years ended March 31, 2019 to 2026 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

China

Yantai Propolife Wood Industry Co., Ltd. was incorporated under the laws of China. The income tax rate is 25%. As of March 31, 2026, at least over seven tax years until the year ended December 31, 2025 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

Vietnam

LogKnot Vietnam Co., Ltd. and Propolife Vietnam Co., Ltd. were incorporated under the laws of Vietnam. The income tax rate is 20%. As of March 31, 2026, at least over seven tax years until the year ended December 31, 2025 remain open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

For purposes of the disaggregation required by ASU 2023-09, the Company determined that tax information for foreign jurisdictions, primarily China and Vietnam, is not individually material to the consolidated financial statements. Therefore, the disclosures for deferred tax assets and liabilities, and net operating loss carryforwards are primarily attributable to the domestic (Japan) jurisdiction, and further disaggregation for foreign jurisdictions is not presented.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2026, 2025 and 2024, the Group’s income tax expenses are as follows:

	Thousands of Yen
	For the Fiscal Years Ended March 31,
	2026	2025	2024
Current	¥473,164	¥302,713	¥120,305
Deferred	18,079	91,910	76,049
Total	¥491,243	¥394,623	¥196,354

After the adoption of ASU 2023-09 on a prospective basis, a reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of income and comprehensive income to the Japanese statutory tax rate for the years ended March 31, 2026 is as follows:

For the Fiscal Years Ended March 31, 2026	Thousands of Yen	Percent
Japanese statutory tax rate	¥432,782	34.59%
Special tax on retained earnings	49,226	3.92
Entertainment expenses not deductible	15,630	1.25
Change in valuation allowance	4,288	0.34
Other adjustments	(10,683)	(0.84)
Effective tax rate	¥491,243	39.26%

For the year ended March 31, 2025 and 2024, prior to the adoption of ASU 2023-09, a reconciliation of the effective income tax rate to the Japanese statutory income tax rate is as follows:

	For the Fiscal Years Ended March 31,
	2025	2024
Japanese statutory tax rate	34.59%	34.59%
Special tax on retained earnings	2.10	2.40
Entertainment expenses not deductible	0.53	1.77
Effect of change in income tax rate for deferred tax assets	(0.92)	0.35
Change in valuation allowance	(0.64)	(0.76)
Other adjustments	(1.29)	(0.58)
Effective tax rate	34.37%	37.76%

On March 31, 2025, amendments to Japanese tax regulations were enacted into law. As a result, the Japanese statutory tax rate was increased from 34.59% to 35.43% from the fiscal year beginning April 1, 2026.

The impact of differences in foreign statutory tax rates and other foreign tax adjustments is included in “Others” as the aggregated amount for foreign jurisdictions is not material to the consolidated financial statements.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash paid for income taxes, net of refunds and disaggregated by jurisdiction, during the years ended March 31, 2026 are as follows:

Thousands of Yen
Domestic	¥403,684
Foreign	1,456
Total	405,140

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at March 31, 2026 and 2025 are presented below:

	Thousands of Yen
	March 31, 2026	March 31, 2025
Deferred income tax assets
Operating lease liabilities	¥1,402,681	¥1,581,389
Net operating losses carried forward	202,382	202,547
Long term prepaid expenses	108,758	-
Inventories	96,262	88,739
Deferred listing expenses	-	84,835
Other current liabilities	39,092	33,763
Loss on valuation of shares of subsidiaries	33,737	32,390
Enterprise taxes payables	19,656	30,858
Other non-current liabilities	21,893	30,491
Allowance for credit losses	29,999	27,407
Property, plant and equipment	-	16,277
Finance lease liabilities	6,540	9,730
Stock-based compensation	5,642	-
Others	72,541	65,083
Subtotal	2,039,183	2,203,509
Less: valuation allowance	(141,329)	(137,041)
Total deferred income tax assets	¥1,897,854	¥2,066,468

Deferred income tax liabilities
Operating lease right-of-use assets	¥(1,372,248)	¥(1,523,570)
Capitalized interest	(63,404)	(51,574)
Others	(21,514)	(32,557)
Total deferred income tax liabilities	¥(1,457,166)	¥(1,607,701)

Deferred income tax assets, net	¥440,688	¥458,767

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

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is more likely than not that the Group will utilize the benefits of these deferred tax assets, net of the valuation allowance, as of March 31, 2026 and 2025. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Group, effects by market conditions, effects of currency fluctuations or other factors.

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The net changes in the total valuation allowance were an increase of ¥4,288 thousand, a decrease of ¥7,320 thousand and a decrease of ¥3,959 thousand for years ended March 31, 2026, 2025 and 2024, respectively.

As of March 31, 2026, the Group had net operating losses which can be carried forward for income tax purposes of ¥620,486 thousand to reduce future taxable income. Periods available to reduce future taxable income vary in each tax jurisdiction and generally range from four to ten years as follows:

Thousands of Yen
After two years through three years	¥14,116
After three years through four years	30,897
After four years through five years	229,200
After five years through six years	125,921
After six years through seven years	83,805
After seven years through eight years	26,896
After eight years through nine years	109,651
Total	¥620,486

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions.

As of March 31, 2026 and 2025, the management considered that the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties tax for the years ended March 31, 2026 and 2025. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from March 31.

NOTE 18 – COMMITMENT AND CONTINGENCY

Contingencies

The Group is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Group’s consolidated financial statements.

NOTE 19 – SEGMENT INFORMATION

Operating segments are defined as components of an entity for which discrete financial information is available and is regularly reviewed by the CODM, the CEO of the Company, in making decisions regarding resource allocation and performance assessment. The Company determines its operations constitute three operating segments and reportable segments in accordance with ASC Topic 280. The CODM assesses financial performance and decides how to allocate resources based on financial results. Segment assets are reported on the Company’s consolidated balance sheets. In accordance with ASU 2023-07, the Company has identified “cost of revenues” as a significant segment expense (“SSE”) for each reportable segment.

i.	Real estate: Provision of real estate-related services, such as design and renovation, and real estate development in Japan
ii.	Hotel: Hotel management and accommodation in Japan and Vietnam
iii.	Other: Additional services such as the sale of housing equipment and materials, restaurant operation, and information technology consulting in Japan

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows information by reportable segment for the years ended March 31, 2026, 2025 and 2024:

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2026
Net sales:
External customers	¥20,600,358	¥1,310,224	¥310,581	¥-	¥22,221,163
Intersegment	33,580	147	342,723	(376,450)	-
Total	20,633,938	1,310,371	653,304	(376,450)	22,221,163
Cost of revenues	(16,453,324)	(1,172,152)	(514,009)	326,743	(17,812,742)
Operating expenses	(1,362,798)	(88,460)	(139,127)	(1,246,456)	(2,836,841)
Operating income (loss)	2,817,816	49,759	168	(1,296,163)	1,571,580
Other income (expenses)	(290,863)	819	(12,108)	(18,224)	(320,376)
Income (loss) before income taxes	2,526,953	50,578	(11,940)	(1,314,387)	1,251,204
Depreciation and amortization	(16,069)	(38,615)	(8,366)	(9,027)	(72,077)
Capital expenditures	¥174,117	¥1,355,505	¥3,084	¥101,837	¥1,634,543

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
As of March 31, 2026
Total assets	19,868,937	4,934,311	454,480	1,699,167	26,956,895

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2025
Net sales:
External customers	¥18,819,041	¥1,248,784	¥583,091	-	¥20,650,916
Intersegment	21,920	21,725	183,549	¥(227,194)	-
Total	18,840,961	1,270,509	766,640	(227,194)	20,650,916
Cost of revenues	(15,578,567)	(1,112,486)	(562,360)	161,767	(17,091,646)
Operating expenses	(1,257,330)	(94,807)	(303,413)	(561,204)	(2,216,754)
Operating income (loss)	2,005,064	63,216	(99,133)	(626,631)	1,342,516
Other income (expenses)	(194,243)	428	(5,541)	5,084	(194,272)
Income (loss) before income taxes	1,810,821	63,644	(104,674)	(621,547)	1,148,244
Depreciation and amortization	(15,493)	(36,956)	(40,951)	(50,687)	(144,087)
Capital expenditures	¥753	¥18,192	¥15,244	¥3,275	¥37,464

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
As of March 31, 2025
Total assets	15,409,857	3,894,723	344,032	2,835,576	22,484,188

LOGPROSYLE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Thousands of Yen
	Real estate	Hotel	Others	Reconciling Items	Consolidated
March 31, 2024
Net sales:
External customers	¥12,411,288	¥1,044,267	¥666,285	-	¥14,121,840
Intersegment	8,372	25,533	195,279	¥(229,184)	-
Total	12,419,660	1,069,800	861,564	(229,184)	14,121,840
Cost of revenues	(10,016,902)	(1,010,546)	(656,008)	213,505	(11,469,951)
Operating expenses	(1,104,605)	(58,665)	(206,369)	(343,749)	(1,713,388)
Operating income (loss)	1,298,153	589	(813)	(359,428)	938,501
Other income (expenses)	(410,533)	968	(8,973)	(4)	(418,542)
Income (loss) before income taxes	887,620	1,557	(9,786)	(359,432)	519,959
Depreciation and amortization	(22,440)	(47,930)	(6,126)	(10,531)	(87,027)
Capital expenditures	¥2,345	¥6,650	¥32,345	¥805	¥42,145

Reconciling items include elimination of intersegment transactions and corporate expenses. Corporate expenses, included in reconciling items for the years ended March 31, 2026, 2025 and 2024, amounted to ¥1,237,132 thousand, ¥561,204 thousand and ¥343,749 thousand, respectively, which consist of certain directors compensation. Segment assets are based on those directly associated with each segment.

NOTE 20 - NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended March 31, 2026, 2025 and 2024 is as follows:

	Thousands of Yen except share and per share data
	For the Fiscal Years Ended March 31,
	2026	2025	2024

Numerator:
Net income	¥759,961	¥753,621	¥323,605
Denominator:
Weighted average number of common shares outstanding used in calculating basic/diluted net income per share
Basic and Diluted	23,627,697	21,679,507	21,053,384
Net income per share
Basic and Diluted	32.16	34.76	15.37

The 500,000 PSUs outstanding as of March 31, 2026 were excluded from the computation of diluted net income per share because the vesting date, defined as the later of March 31, 2026 or the filing date of the Annual Report on Form 20-F, had not yet occurred. There were no dilutive securities excluded from the computation of diluted net income (loss) per share for the years ended March 31, 2025 and 2024.

NOTE 21 - SUBSEQUENT EVENTS

Management evaluated all additional events subsequent to the balance sheet date through July 13, 2026, the date the financial statements were available to be issued, and determined that there are no material subsequent events that require disclosure other than as disclosed below.

Repurchase Program and Dividend

On April 7, 2026, the Company discontinued the Repurchase Program. On May 15, 2026, the Board resolved to declare a cash dividend to be funded by the remaining unused portion of the Repurchase Program in the aggregate amount of $519,414, or $0.022 per share. The dividend was payable on June 30, 2026, to shareholders of record as of the close of business on June 1, 2026. The ex-dividend date for market transactions was June 1, 2026, the same date as the record date.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Incorporation of LOGPROSTYLE INC. (included as Exhibit 3.1 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

1.2	Amended and Restated Articles of Incorporation of LOGPROSTYLE INC. (included as Exhibit 3.2 to Form F-1/A (File No. 333-283286) filed on December 20, 2024 and incorporated herein by reference)

2.1*	Description of Share Capital

4.1	Form of Indemnification Agreement by and between the Registrant and its directors and corporate auditors (included as Exhibit 10.1 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

4.2	Form of Limited Liability Agreement by and between the Registrant and its independent directors and corporate auditors (included as Exhibit 10.2 to Form F-1 (File No. 333-283286) filed on November 15, 2024 and incorporated herein by reference)

4.3	English Translation of Form of Sales Agreement by and between LogSuite and its clients (included as Exhibit 10.3 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.4	English Translation of Form of Sales Agreement by and between Prostyle and its institutional customers(included as Exhibit 10.4 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.5	English Translation of Form of Lease Agreement by and between ProstyleRyokan and the hotel owners (included as Exhibit 10.5 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.6	English Translation of Form of Sales Agreement by and between OkinawaIgeto and CK International (included as Exhibit 10.6 to Form F-1/A (File No. 333-283286) filed on December 4, 2024 and incorporated herein by reference)

4.7	Underwriting Agreement (included as Exhibit 1.1 to Form F-1/A (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

4.8*	Stock Compensation Rules (English Translation)

8.1*	Subsidiaries of the Registrant

11.1	English Translation of Compliance Regulations and Compliance Action Guidelines of the Registrant (included as Exhibit 99.1 to Form F-1 (File No. 333-283286) filed on December 18, 2024 and incorporated herein by reference)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the registrant’s Annual Report on Form 20-F filed with the Commission on July 7, 2025).

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of the Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the registrant’s Annual Report on Form 20-F filed with the Commission on July 7, 2025).

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

97

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LogProstyle Inc.

July 13, 2026	By:	/s/ Yasuyuki Nozawa
	Name:	Yasuyuki Nozawa
	Title:	Chief Executive Officer

98